As filed with the Securities and Exchange Commission on May 21, 2004

Registration No. 333-115211

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZHONE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3661	22-3509099
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7001 Oakport Street

Oakland, California 94621

(510) 777-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Morteza Ejabat

Chief Executive Officer

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

(510) 777-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig M. Garner Latham & Watkins LLP 12636 High Bluff Drive Suite 300 San Diego, California 92130 (858) 523-5400	Phillip W. Arneson Chief Executive Officer Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121 (858) 558-3960	Nick E. Yocca K.C. Schaaf Stradling Yocca Carlson & Rauth, a Professional Corporation 660 Newport Center Drive Suite 1600 Newport Beach, California 92660 (949) 725-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Zhone may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities nor the solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 21, 2004

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors and management teams of both Zhone Technologies, Inc. and Sorrento Networks Corporation, we are pleased to deliver our joint proxy statement/prospectus for the proposed merger involving Zhone and Sorrento. We believe that the merger will provide substantial strategic and financial benefits to the stockholders of both companies. Upon completion of the merger, Sorrento stockholders will have the right to receive 0.9 of a share of Zhone common stock for each share of Sorrento common stock held immediately prior to the merger. Zhone stockholders will continue to own their existing Zhone common stock.

Zhone common stock is traded on the Nasdaq National Market under the trading symbol “ZHNE.” Sorrento common stock is traded on the Nasdaq National Market under the trading symbol “FIBR.” On April 22, 2004, the last trading day before we announced the merger, the closing sales prices of Zhone common stock and Sorrento common stock as reported on the Nasdaq National Market were $3.89 and $2.67, respectively. The closing sales prices of Zhone common stock and Sorrento common stock as reported on the Nasdaq National Market on May 20, 2004, the last practicable trading day before the distribution of this joint proxy statement/prospectus, were $3.27 and $2.85, respectively. Upon completion of the merger, Sorrento will be a wholly owned subsidiary of Zhone and Zhone’s shares will continue to trade on the Nasdaq National Market under the trading symbol “ZHNE.”

Zhone and Sorrento cannot complete the merger unless the stockholders of both of our companies approve it. Zhone and Sorrento will each hold a special meeting of its stockholders to vote on this merger proposal. The Zhone board of directors unanimously recommends that Zhone stockholders vote “FOR” the proposal to issue shares of Zhone common stock pursuant to the merger agreement. The Sorrento board of directors unanimously recommends that Sorrento stockholders vote “FOR” the proposal to adopt the merger agreement. Your vote is important. Whether or not you plan to attend the special meeting of stockholders of Zhone or Sorrento, please take the time to vote by completing and mailing the enclosed proxy card and returning it in the accompanying pre-addressed envelope as soon as possible.

This joint proxy statement/prospectus contains information regarding the merger agreement, the proposed merger and the two companies. We encourage you to read this entire document carefully, including the discussion under the section entitled “Risk Factors,” which begins on page 19.

Sincerely,	Sincerely,

Morteza Ejabat Chairman of the Board of Directors and Chief Executive Officer	Phillip W. Arneson Chairman of the Board of Directors and Chief Executive Officer
Zhone Technologies, Inc.	Sorrento Networks Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This joint proxy statement/prospectus is dated [            ], 2004, and is first being mailed to Zhone and Sorrento stockholders on or about June 1, 2004.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Zhone from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.”

Zhone will provide you with copies of the information relating to Zhone, without charge, upon written or oral request to:

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

(510) 777-7013

Attention: Investor Relations

In order for you to receive timely delivery of the documents in advance of the Zhone or Sorrento stockholder meetings, Zhone should receive your request no later than June 23, 2004.

ZHONE TECHNOLOGIES, INC.

7001 Oakport Street

Oakland, California 94621

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 30, 2004

To the Stockholders of Zhone Technologies, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Zhone Technologies, Inc. will be held at Zhone’s principal offices at 7001 Oakport Street, Oakland, California 94621 on June 30, 2004 at 9:00 a.m., local time, for the following purposes:

1.	to approve the issuance of Zhone common stock pursuant to the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Zhone Technologies, Inc., Selene Acquisition Corp., a wholly owned subsidiary of Zhone, and Sorrento Networks Corporation; and

2.	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting, including, if submitted to a vote of our stockholders, a motion to adjourn or postpone the meeting to another time or place for the purpose of soliciting additional proxies or satisfying the conditions to closing the merger.

Please refer to the attached joint proxy statement/prospectus, which forms a part of this notice and is incorporated herein by reference, for further information with respect to the business to be transacted at the special meeting.

Only stockholders of record of Zhone common stock at the close of business on May 25, 2004, the record date for the Zhone special meeting, or their proxies are entitled to notice of and to vote at this special meeting or any adjournment or postponement of the special meeting. The presence, in person or by proxy, of a majority of the outstanding shares of Zhone common stock will be required to establish a quorum at the Zhone special meeting. The affirmative vote of a majority of the votes cast at the meeting (a quorum being present) is required to approve the issuance of Zhone common stock in the merger.

Your vote is important. Whether or not you expect to attend the Zhone special meeting in person, please complete, sign, date and return the enclosed proxy card as soon as possible to make sure that your shares are represented at the special meeting. Returning the proxy card does not deprive you of your right to attend the Zhone special meeting and to vote your shares in person. You may revoke your proxy at any time before it is actually voted at the meeting by: delivering written notice of revocation to Zhone’s Secretary at 7001 Oakport Street, Oakland, California 94621; submitting a later dated proxy; or attending the special meeting and voting in person. For specific instructions on voting procedures and revocation of proxies, please refer to the section entitled “The Zhone Special Meeting” beginning on page 85 of this joint proxy statement/prospectus and the instructions on the proxy card.

The Zhone board of directors unanimously approved the merger agreement and unanimously recommends that Zhone stockholders vote “FOR” the issuance of Zhone common stock in the merger.

By order of the Board of Directors,

Kirk Misaka

Chief Financial Officer, Treasurer and Secretary

[            ], 2004

SORRENTO NETWORKS CORPORATION

9990 Mesa Rim Road

San Diego, California 92121

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 30, 2004

To the Stockholders of Sorrento Networks Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Sorrento Networks Corporation will be held at Sorrento’s principal offices at 9990 Mesa Rim Road, San Diego, California 92121 on June 30, 2004 at 10:00 a.m., local time, for the following purposes:

1.	to adopt the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Zhone Technologies, Inc., Selene Acquisition Corp., a wholly owned subsidiary of Zhone, and Sorrento Networks Corporation; and

2.	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting, including, if submitted to a vote of our stockholders, a motion to adjourn or postpone the meeting to another time or place for the purpose of soliciting additional proxies or satisfying the conditions to closing the merger.

Please refer to the attached joint proxy statement/prospectus, which forms a part of this notice and is incorporated herein by reference, for further information with respect to the business to be transacted at the special meeting.

Only stockholders of record of Sorrento common stock at the close of business on May 25, 2004, the record date for the Sorrento special meeting, or their proxies are entitled to notice of and to vote at this special meeting or any adjournment or postponement of the special meeting. The presence, in person or by proxy, of a majority of the outstanding shares of Sorrento common stock entitled to vote will be required to establish a quorum at the Sorrento special meeting. The affirmative vote of a majority of the outstanding shares of Sorrento common stock is required to adopt the merger agreement.

Your vote is important. Whether or not you expect to attend the Sorrento special meeting in person, please complete, sign, date and return the enclosed proxy card as soon as possible to make sure that your shares are represented at the special meeting. Returning the proxy card does not deprive you of your right to attend the Sorrento special meeting and to vote your shares in person. You may revoke your proxy at any time before it is actually voted at the meeting by: delivering written notice of revocation to Sorrento’s Secretary at 9990 Mesa Rim Road, San Diego, California 92121; submitting a later dated proxy; or attending the special meeting and voting in person. For specific instructions on voting procedures and revocation of proxies, please refer to the section entitled “The Sorrento Special Meeting” beginning on page 88 of this joint proxy statement/prospectus and the instructions on the proxy card.

Sorrento stockholders are not entitled to dissenters’ rights of appraisal for their shares under Delaware law in connection with the merger. Please refer to the section entitled “The Merger-No Appraisal Rights” beginning on page 61 of this joint proxy statement/prospectus for a discussion of appraisal rights.

The Sorrento board of directors unanimously approved the merger agreement and unanimously recommends that Sorrento stockholders vote “FOR” the approval of the merger agreement.

Please do not send any certificates representing your Sorrento common stock at this time.

By order of the Board of Directors,

Joe Armstrong

Chief Financial Officer

[            ], 2004

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Zhone and Sorrento have agreed to combine pursuant to the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, Zhone stockholders must vote to approve the issuance of shares of Zhone common stock in connection with the merger, and Sorrento stockholders must vote to adopt the merger agreement and approve the merger.

Zhone and Sorrento will hold separate meetings of their respective stockholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the special meetings of the respective stockholders of each of Zhone and Sorrento, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your special meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	Why are Zhone and Sorrento proposing the merger?

A:	Zhone and Sorrento believe the merger will provide substantial strategic and financial benefits to the stockholders of both companies. Zhone and Sorrento believe the combination will position the combined company as a leading provider of next-generation access and metro optical transport solutions to the global telecommunications industry. In addition, Zhone and Sorrento believe the combined company will benefit from increased financial strength and a combined customer base that includes some of the world’s largest telecommunications carriers. To review the reasons for the merger in greater detail, please see “The Merger—Reasons for the Merger—Zhone” and “The Merger—Reasons for the Merger—Sorrento.”

Q:	What will happen in the merger?

A:	The businesses of Zhone and Sorrento will be combined in a stock-for-stock transaction. At the closing, Selene Acquisition Corp., a newly formed and wholly owned subsidiary of Zhone, will merge with and into Sorrento, with Sorrento surviving the merger as a wholly owned subsidiary of Zhone. In exchange for their shares of Sorrento stock, the former stockholders of Sorrento will receive shares of Zhone common stock.

Q:	What will I receive for my shares of Sorrento stock?

A:	Upon completion of the merger of Selene with and into Sorrento, Sorrento stockholders will receive 0.9 of a share of Zhone common stock for each share of Sorrento common stock owned immediately prior to the closing of the merger. Instead of any fractional shares of Zhone common stock, Sorrento stockholders will receive cash equal to the value of any fractional shares remaining. Please see “The Merger Agreement—Conversion of Securities.”

Q:	What will I receive for my options or warrants to purchase Sorrento common stock?

A:	Upon completion of the merger, Zhone will assume all options to purchase Sorrento common stock and warrants to purchase Sorrento common stock then outstanding under Sorrento’s option agreements, stock option plans and warrant agreements. Upon completion of the merger, each outstanding option and warrant to purchase Sorrento stock will cease to represent a right to acquire shares of Sorrento stock and will be converted into an option or warrant to purchase Zhone common stock. In each case, the number of shares of Zhone common stock subject to the new Zhone option or warrant will be equal to the number of shares of Sorrento common stock subject to the Sorrento option or warrant multiplied by 0.9, and the exercise price per share of Zhone common stock will be equal to the existing per share exercise price of the Sorrento option or warrant divided by 0.9.

Q:	What will I receive for my Sorrento 7.5% senior convertible debenture?

A:	Upon completion of the merger, each 7.5% senior convertible debenture due August 2, 2007 of Sorrento which is outstanding will be assumed by Zhone and thereafter continue to represent a debenture of Sorrento, except that the Sorrento debentures will be convertible into shares of Zhone common stock as adjusted to give effect to the merger.

Q:	When and where are the special meetings?

A:	The Zhone special meeting will take place at 7001 Oakport Street, Oakland, California 94621 on June 30, 2004 at 9:00 a.m., local time.

The Sorrento special meeting will take place at 9990 Mesa Rim Road, San Diego, California 92121 on June 30, 2004 at 10:00 a.m., local time.

Q:	What vote of Zhone stockholders is required to approve the issuance of shares of Zhone common stock pursuant to the merger agreement?

A:	Approval of the proposal to issue shares of Zhone common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the special meeting by holders of Zhone common stock outstanding as of the record date (a quorum being present). Certain stockholders, directors and executive officers of Zhone owning Zhone common stock, representing approximately 43% of the voting power of the Zhone common stock outstanding as of the record date, have agreed to vote their shares in favor of the merger and adoption of the merger agreement.

Q:	What vote of Sorrento stockholders is required to adopt the merger agreement?

A:	The affirmative vote of a majority of the outstanding shares of Sorrento common stock is required to adopt the merger agreement. Certain stockholders, directors and executive officers of Sorrento owning Sorrento common stock, representing less than one percent of the voting power of the Sorrento common stock outstanding as of the record date, have agreed to vote their shares in favor of the merger and adoption of the merger agreement.

Q:	How does my company’s board of directors recommend I vote?

A:	The Zhone board of directors unanimously recommends that Zhone stockholders vote “FOR” the proposal to approve the issuance of shares of Zhone common stock to the Sorrento stockholders in the merger. For a more complete description of the recommendation of the Zhone board of directors, see “The Merger—Reasons for the Merger—Zhone.”

The Sorrento board of directors unanimously recommends that Sorrento stockholders vote “FOR” the proposal to adopt the merger agreement. For a more complete description of the recommendation of the Sorrento board of directors, see “The Merger—Reasons for the Merger—Sorrento.”

Q:	What do I do now?

A:	Carefully read and consider the information contained in this joint proxy statement/prospectus, including its annexes. There are several ways your shares can be represented at your stockholder meeting. You can attend your stockholder meeting in person or you can indicate on the enclosed proxy card how you want to vote and return it in the accompanying pre-addressed postage paid envelope.

Q:	How do I cast my vote?

A:	If you are a holder of record, you may vote in person at your special meeting or by submitting a proxy for your special meeting. You can submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

Q:	If my broker holds my shares in “street name,” will my broker vote my shares?

A:	If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (i.e., in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker or nominee.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at your stockholder meeting. You can do this in one of three ways: (1) you can send a signed notice of revocation; (2) you can grant a new, later dated, valid proxy; or (3) if you are a holder of record, you can attend your stockholder meeting and vote in person; however, your attendance alone will not revoke your proxy. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of Zhone or Sorrento, as appropriate, before the applicable stockholder meeting. However, if your shares are held in a street name account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. If you would like more information and you are a Zhone stockholder, please see “The Zhone Special Meeting—Voting Procedures and Revocation of Proxies.” If you would like additional information and you are a Sorrento stockholder, please see “The Sorrento Special Meeting—Voting Procedures and Revocation of Proxies.”

Q:	What will happen if I abstain from voting or fail to vote?

A:	In the case of Zhone stockholders, the failure to cast your vote will not have any impact on the proposal to issue shares of Zhone common stock in connection with the merger. Abstentions will count toward the presence of a quorum, but will not be considered votes cast and will therefore have no impact on the proposal to issue shares of Zhone common stock in connection with the merger. In the case of Sorrento stockholders, the failure to cast your vote will have the same effect as voting against the proposal to adopt the merger agreement because the required vote is a majority of the outstanding shares of Sorrento common stock.

Q:	Should I send in my Sorrento stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your Sorrento stock certificates for Zhone stock certificates. Please do not send in your Sorrento stock certificates with your proxy.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Zhone shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a stockholder of Zhone and a stockholder of Sorrento, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	When do you expect the merger to be completed?

A:	Zhone and Sorrento are working to complete the merger as quickly as practicable. Zhone and Sorrento currently expect to complete the merger on or about July 1, 2004. However, the exact timing of the completion of the merger cannot be predicted because the merger is subject to stockholder approvals, governmental and regulatory review processes and other conditions.

Q:	Are Sorrento stockholders entitled to appraisal rights?

A:	No. Neither Zhone stockholders nor Sorrento stockholders are entitled to dissenters’ rights of appraisal for their shares under Delaware law in connection with the merger. Please see the section entitled “The Merger—No Appraisal Rights” for a discussion of appraisal rights.

Q:	What are the expected United States federal income tax consequences of the transaction?

A:	The merger is intended to be treated as a reorganization for U.S. federal income tax purposes. However, the treatment of the merger as a reorganization is not a condition to the closing of the merger and no ruling from the Internal Revenue Service or opinion of counsel has been requested regarding the tax consequences of the merger. Assuming that the merger is treated as a reorganization, then, in general, Sorrento stockholders who exchange their Sorrento stock solely for Zhone common stock in the merger will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except that Sorrento stockholders will recognize gain or loss with respect to any cash they receive in lieu of fractional shares of Zhone common stock upon completion of the merger. Tax matters are very complicated, and the tax consequences of the merger to each Sorrento stockholder will depend on each Sorrento stockholder’s particular tax situation. Each Sorrento stockholder is urged to read carefully the discussion in the section entitled “The Merger—United States Federal Income Tax Consequences of the Merger” and to consult its tax advisors regarding the specific tax consequences of the merger.

Q:	Who can help answer my questions?

A:	Zhone stockholders who have any questions about the merger or how to submit a proxy, or who need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, should contact: Mariann Lackey, Zhone Technologies, Inc., 7001 Oakport Street, Oakland, California 94621, Telephone: (510) 777-7013 or Email: investor-relations@zhone.com.

Sorrento stockholders who have any questions about the merger or how to submit a proxy, or who need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, should contact: Joe Armstrong, Sorrento Networks Corporation, 9990 Mesa Rim Road, San Diego, California 92121, Telephone: (858) 450-4934 or Email: jarmstrong@sorrentonet.com.

SUMMARY

The following is a summary of information contained in this joint proxy statement/prospectus. This summary may not contain all of the information about the merger that is important to you. For a more complete description of the merger, Zhone and Sorrento encourage you to read carefully this entire joint proxy statement/prospectus, including the attached annexes. In addition, Zhone and Sorrento encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about Zhone. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”

The Companies (see page 91)

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

(510) 777-7000

Zhone designs, develops and markets telecommunications hardware and software that simplify today’s telecommunications networks. Zhone’s products, which address the connection between network service providers and their subscribers, or the wireline access network, allow network service providers to combine voice, data, video, entertainment and management services over their existing copper wire infrastructure while supporting migration to fiber networks. Zhone’s products also enable network service providers to transition to more cost-competitive VoIP and packet-based services without compromising their current ATM and circuit-based revenue streams. In addition, Zhone’s products allow network service providers to add rich new subscriber services more quickly than is possible with conventional solutions.

Zhone is the first company dedicated solely to developing the full spectrum of next-generation wireline network solutions. Zhone’s flagship products are based upon its Single Line Multi Service, or SLMS, architecture. This new approach was specifically developed to address the unmet challenges of managing the complex transition from legacy service delivery to packet-based voice, data and video solutions. Zhone has designed its products to interoperate with different types of wiring and equipment already deployed in service providers’ networks and in subscribers’ homes. Zhone’s products enable network service providers to elegantly migrate their existing networks to deliver voice, data, video and entertainment services to their customers.

Zhone’s strategy is to develop products through a combination of internal development and acquisitions of companies with applicable technology or market presence. This strategy has allowed Zhone to rapidly advance its flagship products by incorporating key acquired technologies into its SLMS product architecture.

Sorrento Networks Corporation

9990 Mesa Rim Road

San Diego, California 92121

(858) 558-3960

Sorrento is a leading supplier of intelligent optical networking solutions for access, metropolitan and regional applications worldwide. Sorrento’s solutions enable communications carriers and service providers to offer broadband networking services over their existing optical fiber infrastructure. Sorrento’s technologies permit telecommunications service providers to increase fiber capacity and fiber bandwidth utilization, reduce network costs and complexity over scalable and efficient networking platforms. Sorrento’s optical networking systems support a wide variety of protocols, mixed speeds of traffic and accommodate changing traffic patterns directly over optical networks.

Sorrento’s product solutions include optical access, optical transport, and network management solutions optimized for access, metro and regional markets, and combine to create powerful, cost-effective, and easy-to- manage optical networks. Sorrento’s dense wavelength division multiplexing, or DWDM, and coarse wavelength division multiplexing, or CWDM, platforms can be used in enterprise, access, metropolitan and regional network applications. WDM technology allows many optical signals to be transmitted simultaneously on the same optical fiber by using different wavelengths of light to distinguish the signals. This technology increases optical network capacity and flexibility.

Sorrento currently has an installed base with over 20 communications service providers and system integrators worldwide, including AT&T Broadband, now Comcast Corporation, Deutsche Telekom, Cox Communications, Time Warner Telecom, United Pan-Europe Communications, El Paso Global Networks and Edison Carrier Solutions.

The Merger (see page 37)

Zhone and Sorrento have agreed to the combination of Zhone and Sorrento under the terms of the merger agreement described in this joint proxy statement/prospectus. We have attached the merger agreement as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

Under the terms of the merger agreement, Selene Acquisition Corp., a newly formed and wholly owned subsidiary of Zhone, will merge with and into Sorrento and the separate corporate existence of Selene will cease. Sorrento will be the surviving corporation in the merger and will continue as a wholly owned subsidiary of Zhone.

Upon completion of the merger, Sorrento stockholders will be entitled to receive 0.9 of a share of Zhone common stock for each share of Sorrento common stock owned immediately prior to the closing of the merger. Stockholders of Zhone will continue to own their existing shares.

Recommendations of the Boards of Directors (see page 42)

The Zhone board of directors unanimously approved the merger and unanimously recommends that Zhone stockholders vote “FOR” the proposal to issue Zhone common stock pursuant to the merger agreement.

The Sorrento board of directors unanimously approved the merger and unanimously recommends that Sorrento stockholders vote “FOR” the proposal to adopt the merger agreement.

Stockholders Entitled to Vote; Vote Required (see page 86)

You can vote at the Zhone special meeting if you owned Zhone common stock at the close of business on May 25, 2004, the record date for the Zhone special meeting. On that date, there were approximately 78,142,000 shares of Zhone common stock outstanding and entitled to vote. You can cast one vote for each share of Zhone common stock that you owned on that date. Approval of the proposal to issue shares of Zhone common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the special meeting by holders of Zhone common stock outstanding as of the record date (a quorum being present).

You can vote at the Sorrento special meeting if you owned Sorrento common stock at the close of business on May 25, 2004, the record date for the Sorrento special meeting. On that date, there were approximately 17,239,475 shares of Sorrento common stock outstanding and entitled to vote. Each share of Sorrento common stock is entitled to one vote. The affirmative vote of a majority of the outstanding shares of Sorrento common stock is required to adopt the merger agreement.

Voting Agreements (see page 71)

Sorrento has entered into a voting agreement with certain significant stockholders, directors and executive officers of Zhone owning Zhone common stock representing approximately 43% of the voting power of the Zhone common stock outstanding as of the record date, pursuant to which these stockholders have agreed to vote their shares in favor of the merger and adoption of the merger agreement as described in “Voting Agreements-Zhone Stockholders.” This voting agreement is attached to this joint proxy statement/prospectus as Annex B.

Zhone and Selene have entered into a voting agreement with certain significant stockholders,

directors and executive officers of Sorrento owning Sorrento common stock representing less than one percent of the voting power of the Sorrento common stock outstanding as of the record date, pursuant to which these stockholders have agreed to vote their shares in favor of the merger and adoption of the merger agreement as described in “Voting Agreements-Sorrento Stockholders.” This voting agreement is attached to this joint proxy statement/prospectus as Annex C.

Opinion of Thomas Weisel Partners LLC to Zhone (see page 46)

On April 21, 2004, Thomas Weisel Partners LLC rendered its oral opinion to the Zhone board of directors, subsequently confirmed in writing as of April 21, 2004, that, as of the date of its opinion and based upon and subject to the various considerations set forth in its opinion, the consideration to be issued by Zhone in the merger was fair, from a financial point of view, to Zhone.

The full text of the Thomas Weisel Partners opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in rendering its opinion, is attached as Annex D to this joint proxy statement/prospectus. Zhone stockholders are urged to, and should, read the Thomas Weisel Partners opinion carefully and in its entirety. The Thomas Weisel Partners opinion addresses only the fairness, from a financial point of view, of the exchange ratio to Zhone as of the date of the Thomas Weisel Partners opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger.

Opinion of Needham & Company, Inc. to Sorrento (see page 51)

On April 21, 2004, Needham & Company, Inc. rendered its oral opinion to the Sorrento board of directors, subsequently confirmed in writing as of April 21, 2004, that, as of the date of its opinion and based upon and subject to the various considerations set forth in its opinion, the exchange ratio was fair, from a financial point of view, to holders of Sorrento common stock.

The full text of the Needham & Company opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Needham & Company in rendering its opinion, is attached as Annex E to this joint proxy statement/prospectus. Sorrento stockholders are urged to, and should, read the Needham & Company opinion carefully and in its entirety. The Needham & Company opinion addresses only the fairness, from a financial point of view, of the exchange ratio to holders of Sorrento common stock as of the date of the Needham & Company opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger.

Interests of Directors and Executive Officers of Zhone in the Merger (see page 59)

In considering the recommendation of the Zhone board of directors regarding the merger, Zhone stockholders should be aware that some Zhone directors and executive officers have interests in the merger and related arrangements that are different from, or in addition to, their interests as Zhone stockholders.

C. Richard Kramlich, a member of Zhone’s board of directors, is a general partner of New Enterprise Associates, a venture capital firm that is affiliated with various New Enterprise Associates entities that hold Zhone common stock and warrants to purchase shares of Sorrento common stock. In addition, Morteza Ejabat, Zhone’s Chairman and Chief Executive Officer, Jeanette Symons, Zhone’s Chief Technology Officer, and Robert Dahl, a member of Zhone’s board of directors, and/or trusts for the benefit of the foregoing persons or their family members, have partnership interests in various New Enterprise Associates entities that are holders of both Zhone common stock and warrants to purchase shares of Sorrento common stock. Upon completion of the merger, these warrants to purchase shares of Sorrento common stock will be converted into warrants to purchase shares of Zhone common stock as adjusted to give effect to the merger exchange ratio.

These interests may create potential conflicts of interest for these directors and executive officers because they may be more likely to approve the issuance of Zhone common stock in connection with the merger than Zhone stockholders generally. The Zhone board of directors was aware of these interests and took these interests into account in its deliberations of the merits of the merger and in approving the merger and the transactions contemplated by the merger agreement. See “The Merger—Interests of Directors and Executive Officers of Zhone in the Merger.”

Interests of Directors and Executive Officers of Sorrento in the Merger (see page 60)

In considering the recommendation of the Sorrento board of directors that Sorrento stockholders vote in favor of adoption of the merger agreement, Sorrento stockholders should be aware that some Sorrento directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Sorrento. These include interests relating to:

•	Acceleration of Vesting of Stock Options. Pursuant to the terms of Sorrento’s 2003 Equity Incentive Plan, all unvested options held by Sorrento’s outside directors vest in full upon a change of control transaction, such as the merger. In addition, pursuant to the terms of their employment agreements with Sorrento, all unvested options held by certain of Sorrento’s officers vest in full upon a change of control transaction, such as the merger.

•	Severance. Under the terms of their employment agreements with Sorrento, certain of Sorrento’s executive officers, Phillip Arneson, Joe Armstrong and Mitch Truelock, are entitled to severance benefits upon a change of control transaction, such as the merger.

•	Directors’ and Officers’ Insurance and Indemnification. Zhone has agreed that for a period of six years after the merger, Zhone will not amend, repeal or otherwise modify any indemnification agreements in effect on the date of the merger or the charter and bylaw provisions of Sorrento with respect to indemnification in any manner that would adversely affect the rights of individuals covered thereunder. Zhone has also agreed to provide, for six years after the merger, directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the merger covering each person currently covered by the directors’ and officers’ liability insurance policy of Sorrento up to a $10 million limit and with other terms no less favorable than those of the policies of Sorrento.

The Sorrento board of directors was aware of these interests during its deliberations of the merits of the merger and in determining to recommend to Sorrento stockholders that they vote for the proposal to adopt the merger agreement. See “The Merger—Interests of Directors and Executive Officers of Sorrento in the Merger.”

Listing of Zhone Common Stock and Deregistration of Sorrento Common Stock (see page 59)

Zhone common stock is currently traded on the Nasdaq National Market under the symbol “ZHNE.” It is a condition to the consummation of the merger that the shares of Zhone common stock issuable in the merger be approved for listing on the Nasdaq National Market.

If the merger is completed, Sorrento common stock will be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Sorrento will no longer file periodic reports with the Securities and Exchange Commission, or SEC.

No Appraisal Rights (see page 61)

Neither Zhone stockholders nor Sorrento stockholders are entitled to dissenters’ or appraisal rights in connection with the merger.

Conditions to Completion of the Merger (see page 67)

In order to complete the merger, Zhone and Sorrento must satisfy a number of conditions, including, but not limited to, the following:

•	the registration statement covering the issuance of shares of Zhone common stock to be issued pursuant to the merger agreement must have been declared effective by the SEC and not be subject to any stop order,

•	Zhone stockholders must approve the proposal to issue Zhone common stock pursuant to the merger agreement,

•	Sorrento stockholders must approve the proposal to adopt the merger agreement,

•	no governmental agency or court must have issued any order, decree, judgment or injunction that prevents or prohibits the completion of the merger or any other transaction contemplated by the merger agreement,

•	all material consents, approvals and authorizations of any governmental entity or third party required by the merger agreement must have been obtained,

•	the shares of Zhone common stock issuable to the Sorrento stockholders in the merger will have been approved for listing on the Nasdaq National Market,

•	Sorrento must have, upon completion of the merger, cash on hand of not less than $5 million, after payment of all legal, accounting, banking, severance and bonus obligations,

•	Sorrento must have obtained from the holders of not less than 75% of the outstanding warrants to purchase shares of Sorrento common stock issued in connection with Sorrento’s December 31, 2003 and January 26, 2004 financings (including warrants issued to Sorrento’s financial advisor in connection therewith) such holders’ consent to exchange such warrants for warrants to purchase Zhone common stock on the terms set forth in the merger agreement, including a waiver of any associated warrant purchase obligations on the part of Zhone, and

•	since the date of the merger agreement, no event must have occurred that has a material adverse effect on Sorrento or Zhone.

No Solicitation by Sorrento (see page 66)

The merger agreement contains detailed provisions restricting Sorrento from seeking an alternative transaction with another party. These “no solicitation” provisions prohibit Sorrento, as well as each of its subsidiaries and representatives, from taking any action to solicit an acquisition proposal from another party. The merger agreement does not, however, prohibit Sorrento or its board of directors from considering, and potentially recommending, an unsolicited bona fide superior written proposal under limited circumstances.

Termination of the Merger Agreement (see page 68)

Zhone and Sorrento can jointly agree to terminate the merger agreement at any given time. Either company may also terminate the merger agreement if the merger is not completed by September 30, 2004, subject to certain limitations, and under other circumstances described in this joint proxy statement/prospectus.

Termination Fees and Expenses (see page 69)

The merger agreement provides that, under specified circumstances, Zhone or Sorrento may be required to reimburse the other party’s expenses related to the merger up to $1 million. In addition, Sorrento has agreed to pay Zhone a termination fee of $2 million (less the amount, if any, previously paid by Sorrento to reimburse Zhone for out-of-pocket expenses) in the event that the merger agreement is terminated under other specified circumstances.

Sorrento Stock Options and Warrants (see page 62)

Upon completion of the merger, Zhone will assume all options to purchase Sorrento common stock and warrants to purchase Sorrento common stock then outstanding under Sorrento’s option agreements, stock option plans and warrant agreements. Upon completion of the merger, each assumed option and warrant to purchase Sorrento stock will cease to represent a right to acquire shares of Sorrento stock and will be converted into an option or warrant to purchase Zhone common stock.

In each case, the number of shares of Zhone common stock subject to the new Zhone option or warrant will be equal to the number of shares of Sorrento common stock subject to the Sorrento option or warrant multiplied by 0.9, and the exercise price per share of Zhone common stock will be equal to the existing per share exercise price of the Sorrento option or warrant divided by 0.9.

Sorrento Debentures (see page 63)

Upon completion of the merger, each 7.5% senior convertible debenture due August 2, 2007 of Sorrento which is outstanding will be assumed by Zhone and thereafter continue to represent a debenture of Sorrento, except that the Sorrento debentures will be convertible into shares of Zhone common stock as adjusted to give effect to the merger.

United States Federal Income Tax Consequences of the Merger (see page 57)

The merger is intended to be treated as a reorganization for U.S. federal income tax purposes. However, the treatment of the merger as a reorganization is not a condition to the closing of the merger and no ruling from the Internal Revenue Service or opinion of counsel has been requested regarding the tax consequences of the merger. Assuming that the merger is treated as a reorganization, then, in general, Sorrento stockholders who exchange their Sorrento stock solely for Zhone common stock in the merger will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except that Sorrento stockholders will recognize gain or loss with respect to any cash they receive in lieu of fractional shares of Zhone common stock upon completion of the merger.

Tax matters are very complicated, and the tax consequences of the merger to Sorrento stockholders will depend on each Sorrento stockholder’s particular tax situation. Each Sorrento stockholder is urged to read carefully the discussion in the section entitled “The Merger—United States Federal Income Tax Consequences of the Merger” and to consult its tax advisors regarding the specific tax consequences of the merger.

Accounting Treatment (see page 58)

The merger will be accounted for using the purchase method of accounting under generally accepted accounting principles.

Regulatory Approvals (see page 57)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission, certain transactions, including the merger, may not be completed unless certain waiting period requirements have been satisfied. The merger may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. On May 14, 2004, Zhone and Sorrento each filed notification reports with the Department of Justice and the Federal Trade Commission and requested an early termination of the required waiting period. If early termination is not granted and a request for additional information by the relevant antitrust authorities is not made, the waiting period will expire at midnight on June 14, 2004.

Under the merger agreement, both Zhone and Sorrento have agreed to use their reasonable best efforts to obtain all required governmental approvals in connection with the execution of the merger agreement and completion of the merger.

Summary Historical Financial Data of Zhone

The following information is provided to aid you in your analysis of the financial aspects of the merger. This information was derived from the audited financial statements of Zhone for the periods indicated. This information is only a summary, and you should read it together with the historical financial statements and related notes contained in the annual and quarterly reports and other information filed by Zhone with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

	Year Ended December 31,				Period From September 1, 1999 (inception) through December 31, 1999	Three Months Ended
	2003	2002	2001	2000		March 31, 2004	March 31, 2003
	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$83,138	$112,737	$110,724	$80,756	$—	$21,033	$17,075
Cost of revenue	51,081	69,689	106,006	59,384	—	11,980	9,303

Gross profit	32,057	43,048	4,718	21,372	—	9,053	7,772
Operating expenses:
Research and product development	22,495	29,802	63,869	85,959	4,016	5,953	5,744
Sales and marketing	15,859	19,676	35,472	35,153	226	4,682	4,277
General and administrative	5,324	10,843	13,095	15,911	1,321	2,482	765
Purchased in-process research and development	—	59	11,983	439	21,320	6,185	—
Restructuring charges	—	4,531	5,115	—	—	—	—
Litigation settlement	1,600	—	—	—	—	—	—
Stock-based compensation	1,238	10,376	17,098	42,316	2,891	528	(2,570)
Amortization and impairment of intangible assets	7,942	15,995	88,834	38,082	147	2,078	1,784
Impairment of long-lived assets	—	50,759	—	—	—	—	—

Total operating expenses	54,458	142,041	235,466	217,860	29,921	21,908	10,000

Operating loss	(22,401)	(98,993)	(230,748)	(196,488)	(29,921)	(12,855)	(2,228)
Other income (expense), net	(2,552)	(9,434)	(12,627)	(1,849)	(104)	(434)	(533)

Loss before income taxes	(24,953)	(108,427)	(243,375)	(198,337)	(30,025)	(13,289)	(2,761)
Income tax (benefit) provision	(7,778)	140	145	(1,866)	—	96	41

Net loss	(17,175)	(108,567)	(243,520)	(196,471)	(30,025)	(13,385)	(2,802)
Accretion on preferred stock	(12,700)	(22,238)	(3,325)	(2,775)	(195)	—	(10,618)

Net loss applicable to holders of common stock	$(29,875)	$(130,805)	$(246,845)	$(199,246)	$(30,220)	$(13,385)	$(13,420)

Basic and diluted net loss per share applicable to holders of common stock	$(1.87)	$(25.87)	$(59.87)	$(56.28)	$(8.57)	$(0.17)	$(2.07)
Shares used in per-share calculation	15,951	5,057	4,123	3,541	3,525	77,266	6,490

	As of December 31,					As of March 31,
	2003	2002	2001	2000	1999	2004	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$98,256	$10,614	$24,137	$71,972	$77,921	$89,984	$3,404
Working capital (deficit)	82,301	(7,957)	(47,361)	53,767	53,023	77,889	(11,830)
Total assets	274,569	163,963	274,051	331,984	282,073	270,117	161,930
Total short-term and long-term debt	33,391	38,703	100,819	47,500	50,000	32,681	37,546
Redeemable convertible preferred stock.	—	165,890	421,601	383,976	186,371	—	186,633
Stockholders’ equity (deficit)	$186,879	$(98,642)	$(335,990)	$(167,634)	$(26,887)	$180,703	$(77,507)

Summary Historical Financial Data of Sorrento

The following information is provided to aid you in your analysis of the financial aspects of the merger. This information was derived from the audited financial statements of Sorrento for the periods indicated. This information is only a summary, and you should read it together with the historical financial statements and related notes included in this joint proxy statement/prospectus.

	Fiscal Year Ended January 31,
	2004	2003	2002	2001	2000
	(In thousands, except per share data)
Statement of Operations Data:	(a) (b)	(b)	(b)	(b)	(b)
Net sales	$25,462	$25,137	$40,827	$44,641	$68,372
Gross margin	$5,693	$3,320	$9,320	$13,171	$31,782
Operating loss	$(17,634)	$(31,329)	$(37,154)	$(50,415)	$(9,951)
Net loss from continuing operations	$(6,233)	$(26,210)	$(43,136)	$(41,905)	$(2,410)
Net loss per share from continuing operations (c)
Basic	$(0.87)	$(33.29)	$(62.00)	$(74.20)	$(3.40)
Diluted	$(0.87)	$(33.29)	$(76.32)	$(74.20)	$(3.00)
Balance Sheet Data:
Cash and cash equivalents	$17,617	$7,747	$14,243	$9,965	$13,511
Working capital (deficit)	$25,806	$(36,460)	$5,839	$71,993	$189,486
Total assets	$50,096	$55,805	$90,339	$113,123	$223,265
Total debt (including short-term debt redeemable preferred stock)	$16,027	$21,987	$72,122	$24,770	$20,727
Stockholders’ equity (deficit)	$22,994	$(34,476)	$18,217	$39,733	$202,538

The Consolidated Statement of Operations and Balance Sheet data shown above reflect the following:

(a)	The results of operations for LuxN, Inc. are reflected from August 8, 2003 forward.

(b)	Operating (loss) and (loss) from continuing operations includes net capital restructuring charges of approximately $1.8 million in fiscal year 2003 and additions to inventory reserves of $602,000, $4.1 million, $4.0 million, $3.7 million and $1.6 million, which negatively affected gross margin in fiscal years 2004, 2003, 2002, 2001 and 2000, respectively.

(c)	All per share data have been restated to reflect the twenty-for-one split of Sorrento’s common stock that became effective on October 28, 2002.

Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data

The following summary unaudited pro forma condensed combined consolidated financial data were prepared using the purchase method of accounting. The table below presents summary financial data from the Zhone and Sorrento unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and for the three months ended March 31, 2004 and the unaudited pro forma consolidated balance sheet as of March 31, 2004 included in this joint proxy statement/prospectus. The unaudited pro forma consolidated statements of operations are presented as if the merger had occurred on January 1, 2003. The unaudited pro forma consolidated balance sheet presents the combined financial position of Zhone and Sorrento as of March 31, 2004 assuming that the merger had occurred as of that date. Because the fiscal year ends of Zhone and Sorrento differ, for the purposes of presenting the unaudited pro forma condensed combined financial data below, the financial statements of Zhone for the year ended December 31, 2003 and for the three months ended March 31, 2004 were combined with the financial statements of Sorrento for the year and three months ended January 31, 2004. On November 13, 2003, Zhone acquired all of the outstanding stock of Tellium, Inc. in a reverse merger transaction. This transaction was determined to be significant to Zhone for the purposes of preparing the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2003. Accordingly, the statements of operations of Zhone and Sorrento for the year ended December 31, 2003 as discussed above were combined with the statement of operations of Tellium from January 1, 2003 through November 12, 2003.

The unaudited pro forma consolidated financial data are based on estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma condensed combined consolidated financial statements include only a preliminary estimate of the liabilities resulting from integration planning, as management of Zhone and Sorrento are in the process of making these assessments and estimates of these costs have not been finalized. However, costs will ultimately be recorded for severance or relocation of Sorrento employees, including severance and related benefits for certain directors and executive officers of Sorrento, costs for vacating certain leased facilities of Sorrento, or other costs of exiting activities, such as the potential cancellation of projects in development and the associated impairment of assets that would affect amounts in the pro forma financial statements. Depending on the timing of such decisions, these costs will either be recorded as part of the purchase price of the acquisition or charged to expense in the combined company’s statement of operations in the period in which they are incurred.

The unaudited pro forma consolidated financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the unaudited pro forma condensed combined consolidated financial statements and related notes and the historical financial statements and related notes of Zhone and Sorrento included in or incorporated by reference into this joint proxy statement/prospectus.

Information relating to the results of operations of Tellium for the period prior to its acquisition by Zhone on November 13, 2003 has been included in these unaudited pro forma condensed combined consolidated financial statements, pursuant to the rules of the SEC regarding the preparation of pro forma financial information. However, management believes that the results of operations relating to Tellium are not indicative of the results that would have been achieved had the transaction occurred on January 1, 2003, and would not be indicative of future results. Following the consummation of the merger with Tellium, Zhone discontinued the development efforts related to the technology acquired from Tellium, terminated substantially all of the former Tellium employees, and exited the Tellium headquarters facility. In addition, Zhone has not generated any revenue from the former Tellium products subsequent to the date of the acquisition. Accordingly, management believes that the results of operations for Tellium that are included in these unaudited pro forma condensed combined consolidated financial statements are not indicative of the continuing impact of the transaction on future periods.

	Pro Forma Combined
	Year Ended December 31, 2003	Three Months Ended March 31, 2004
	(in thousands, except per share data)
Net revenue	$134,848	$27,432
Cost of revenue	102,105	17,838

Gross profit	32,743	9,594
Operating expenses:
Research and product development	52,935	8,254
Sales and marketing	32,025	6,523
General and administrative	31,541	4,249
Purchased in-process research and development	—	6,185
Litigation settlement	1,600	—
Stock-based compensation	3,305	528
Amortization and impairment of intangible assets	14,262	3,589
Impairment of long-lived assets	26,944	—

Total operating expenses	162,612	29,328

Operating loss	(129,869)	(19,734)
Other income (expense), net	9,603	(2,763)

Loss before income taxes	(120,266)	(22,497)
Income tax provision (benefit)	(7,778)	96

Net loss	(112,488)	(22,593)
Accretion on preferred stock	—	—

Net loss applicable to holders of common stock	$(112,488)	$(22,593)

Basic and diluted net loss per share applicable to holders of common stock	$(1.25)	$(0.25)
Weighted average shares outstanding used to compute basic and diluted net loss per share applicable to holders of common stock	90,301	91,949

Pro Forma Combined As of March 31, 2004
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$108,105
Working capital	101,695
Total assets	365,186
Total debt (including current portion of long-term debt)	36,320
Stockholders’ equity	246,670

Comparative Per Share Data

The following table presents (1) the unaudited loss per share and net book value per share data for each of Zhone and Sorrento on a historical basis, (2) the unaudited loss per share and net book value per share data for the combined company on a pro forma basis and (3) the unaudited loss per share and net book value per share data for Sorrento on an equivalent pro forma basis. The unaudited pro forma combined financial data are not necessarily indicative of the financial position had the merger been completed on December 31, 2003 or March 31, 2004 or operating results that would have been achieved by the combined company had the merger been completed as of the beginning of the periods presented, and should not be construed as representative of future financial position or operating results. The pro forma combined per common share data presented below have been derived from unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus.

This information is only a summary and should be read in conjunction with the selected historical financial data of Zhone and Sorrento, the Zhone and Sorrento unaudited pro forma condensed combined financial statements, and the separate historical financial statements of Zhone and Sorrento and related notes included in or incorporated by reference into this joint proxy statement/prospectus.

	Sorrento
	Year Ended January 31, 2004	Three Months Ended January 31, 2004
Historical per common share data:
Loss per share	$(0.87)	$(0.66)
Net book value per share at period end(1)	1.41	1.41

	Zhone
	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Historical per common share data:
Loss per share	$(1.87)	$(0.17)
Net book value per share at period end(1)	2.44	2.31

	Combined Year Ended December 31, 2003	Three Months Ended March 31, 2004
Pro forma combined per common share data:
Loss per combined company share	$(1.23)	$(0.24)
Loss per equivalent Sorrento share(2)	(1.11)	(0.22)
Net book value per combined company share	2.77	2.66
Net book value per equivalent Sorrento share(1)(2)	2.49	2.39

(1)	The historical net book value per share of Zhone common stock and Sorrento common stock is computed by dividing common stockholders’ equity at period end by the number of shares of common stock outstanding at the respective period end. The pro forma net book value per share of the combined company’s common stock is computed by dividing the pro forma common stockholders’ equity by the pro forma number of shares of common stock outstanding at the respective period end, assuming the merger had been completed on that date.

(2)	The pro forma loss and net book value per equivalent Sorrento share is calculated by multiplying the pro forma combined amounts by the exchange ratio of 0.9 of a share of Zhone common stock for each share of Sorrento common stock.

Comparative Market Price

Zhone common stock trades on the Nasdaq National Market under the symbol “ZHNE.” Sorrento common stock trades on the Nasdaq National Market under the symbol “FIBR.” The table below sets forth the high and low sales prices of Zhone common stock and Sorrento common stock for the periods indicated. The information relating to Zhone common stock includes information relating to the common stock of Tellium, Inc. prior to its acquisition by Zhone through a reverse merger on November 13, 2003. The prices indicated below have been appropriately adjusted to give retroactive effect to all stock splits that have occurred through the date of this joint proxy statement/prospectus.

	Zhone Common Stock		Sorrento Common Stock
	High	Low	High	Low
2002
First Quarter ended March 31, 2002	$27.52	$7.68	$96.00	$40.00
Second Quarter ended June 30, 2002	$9.88	$2.80	$59.00	$13.60
Third Quarter ended September 30, 2002	$2.60	$1.52	$17.60	$4.20
Fourth Quarter ended December 31, 2002	$3.00	$1.20	$15.07	$2.40
2003
First Quarter ended March 31, 2003	$2.56	$2.12	$8.30	$4.45
Second Quarter ended June 30, 2003	$4.84	$2.16	$7.19	$2.52
Third Quarter ended September 30, 2003	$6.12	$3.08	$3.81	$2.25
Fourth Quarter ended December 31, 2003	$7.36	$4.21	$3.80	$2.38
2004
First Quarter ended March 31, 2004	$7.33	$3.30	$5.35	$2.65
Second Quarter (through May 20, 2004)	$4.14	$3.24	$3.48	$2.67

The above table shows only historical comparisons and may not provide meaningful information to Sorrento stockholders in determining whether to adopt the merger agreement or Zhone stockholders in determining whether to approve the issuance of shares of Zhone common stock in connection with the merger. Zhone and Sorrento stockholders are urged to obtain current market quotations for Zhone and Sorrento common stock and to carefully review the other information contained in this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 125 of this joint proxy statement/prospectus.

The following table provides the closing prices per share of Zhone common stock and Sorrento common stock, each as reported on the Nasdaq National Market on April 22, 2004, the last full trading day preceding public announcement that Zhone and Sorrento had entered into the merger agreement, and May 20, 2004, the last practicable trading day for which closing prices were available at the time of the printing of this joint proxy statement/prospectus.

	Zhone Common Stock	Sorrento Common Stock	Sorrento Common Stock (1)
April 22, 2004	$3.89	$2.67	$3.50
May 20, 2004	$3.27	$2.85	$2.94

(1)	Pro forma equivalent per share value of Sorrento common stock.

Neither Zhone nor Sorrento has ever paid any cash dividends on their shares of capital stock. Under the merger agreement, Sorrento has agreed not to pay dividends pending the completion of the merger without the written consent of Zhone. If the merger is not consummated, the Sorrento board of directors presently intends that it would continue its policy of retaining earnings, if any, to finance the expansion of its business. The Zhone board of directors presently intends to retain earnings, if any, for use in its business and has no present intention to pay cash dividends before or after the merger.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they ever materialize or prove incorrect, could cause the results of Zhone or Sorrento to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. You should note that the discussion of Zhone’s and Sorrento’s respective boards of directors’ reasons for the merger and the descriptions of their respective financial advisors’ opinions contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this document.

In this joint proxy statement/prospectus, these forward-looking statements include, among others, statements regarding: the completion and timing of the consummation of the merger; the anticipated benefits of the merger, including the expectation of greater revenue opportunities and operating efficiencies and cost savings; the intention that the merger qualify as a reorganization for United States federal income tax purposes; future financial results of Zhone, Sorrento and the combined company; the effect that the public announcement of the merger may have on each company’s sales and operating results and on their ability to retain key management and personnel; the ability of the merger to increase stockholder value; the integration of the two companies; the anticipated benefits of the merger to customers; the expectation that the complementary nature of Zhone’s and Sorrento’s technologies will yield an integrated telecommunications networks solution; the combined company’s future technologies and growth trends relating to such technologies; growth and growth opportunities; the combined company’s competitive and market position; opportunities for marketing the products of the combined company; and the combined company’s response to technological changes, increased competition and shifting market demand.

These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements. For a detailed discussion of these risks and uncertainties, see the section entitled “Risk Factors” beginning on page 19 of this joint proxy statement/prospectus. You should consider carefully the statements set forth in “Risk Factors” and other sections of this joint proxy statement/prospectus, and in other documents that are incorporated by reference into this joint proxy statement/prospectus.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus, or in the case of documents incorporated by reference, as of the date of those documents. Neither Zhone nor Sorrento undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

The merger involves a high degree of risk for Zhone and Sorrento stockholders. Sorrento stockholders will be choosing to invest in Zhone common stock by voting in favor of adoption of the merger agreement. An investment in shares of Zhone common stock involves a high degree of risk. In addition to the other information contained in, or incorporated by reference into, this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the risks described below before deciding whether to vote for adoption of the merger agreement, in the case of Sorrento stockholders, or for the issuance of shares of Zhone common stock pursuant to the merger agreement, in the case of Zhone stockholders. You should also read and consider the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information.” Additional risks and uncertainties not presently known to Zhone and Sorrento or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Zhone and Sorrento as a combined company.

In addition, Zhone’s and Sorrento’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Zhone, in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and, in the case of Sorrento, in its Annual Report on Form 10-K for the fiscal year ended January 31, 2004. These risks and uncertainties will continue to apply to Zhone and Sorrento as independent companies if the merger is not consummated.

Risks Related to the Merger

The exchange ratio, which determines the number of shares of Zhone common stock that Sorrento stockholders will receive for each share of Sorrento common stock in the merger, is fixed at 0.9, and such shares of Zhone common stock may not maintain their current value or the value they had when the merger agreement was signed.

The value of Zhone common stock issued in the merger will depend on its market price at the time the merger closes and afterwards. When the merger closes, each share of Sorrento stock will be exchanged for 0.9 of a share of Zhone common stock. This exchange ratio will not be adjusted for changes in the market price of Zhone common stock or in the value of Sorrento stock. Accordingly, the then current dollar value of Zhone common stock that Sorrento stockholders will receive upon the merger’s completion will depend entirely upon the market value of Zhone common stock at the time the merger is completed. The share prices of Zhone common stock and Sorrento common stock are subject to the general price fluctuations in the market for publicly-traded equity securities, and the prices of both companies’ common stock have experienced volatility in the past. Any reduction in the price of Zhone common stock will result in Sorrento stockholders receiving less value in the merger at the closing. Any increase in Zhone’s stock price will result in Sorrento stockholders receiving more value in the merger at the closing. Zhone and Sorrento stockholders will not know the exact value of Zhone common stock to be issued to Sorrento stockholders in the merger at the time of the special meetings of stockholders. Zhone and Sorrento urge you to obtain recent market quotations for Zhone common stock and Sorrento common stock. Neither Zhone nor Sorrento can predict or give any assurances as to the respective market prices of its common stock at any time before or after the completion of the merger.

Zhone and Sorrento may not achieve the benefits they expect from the merger, which may have a material adverse effect on the combined company’s business, financial condition and results of operations and could result in the loss of key personnel.

In order to realize any benefits or synergies from the merger, the combined company will need to overcome significant challenges, including timely, efficient and successful execution of a number of post-merger strategies, which include:

•	combining the operations of the two companies;

•	integrating and managing the combined company;

•	combining diverse product and service offerings;

•	coordinating research and development activities to enhance introduction of new products and services;

•	minimizing the diversion of management attention from ongoing business concerns;

•	retaining and assimilating the key personnel of each company;

•	preserving customer, distribution, reseller, manufacturing, supplier and other important relationships of both Zhone and Sorrento and resolving potential conflicts that may arise; and

•	creating and maintaining uniform standards, controls, procedures and policies.

The execution of these post-merger strategies will involve considerable risks and may not be successful. These risks include:

•	potential disruption of the combined company’s ongoing business and diversion of management attention from business matters to integration issues;

•	unanticipated expenses and potential delays related to integration of technology and other resources of the two companies;

•	risks associated with the integration of systems and controls, including internal controls over financing reporting;

•	impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel;

•	potential unknown liabilities associated with the merger and the combined operations; and

•	differences in the business cultures of Zhone and Sorrento, maintaining employee morale and retaining key employees.

The failure of the combined company to overcome these risks or any other problems encountered in connection with the merger could slow the growth of the combined company or lower the quality of its services, which could reduce customer demand and have a negative impact upon the price of Zhone common stock that Sorrento stockholders acquire in the merger.

The costs of completing the merger are substantial and will affect the combined company’s results of operations.

Zhone and Sorrento expect to incur transaction costs of at least $2 million in connection with the merger. These, primarily, are costs associated with combining the businesses of the two companies and the fees of financial advisors, attorneys, consultants and accountants. Unanticipated events could increase the costs of combining the two companies. If the benefits of the merger do not exceed the associated costs, including transaction and severance costs, costs associated with integrating the two companies and dilution of Zhone and Sorrento stockholders resulting from the issuance of shares in connection with the merger, the combined company’s financial results, including earnings per share, could be materially harmed. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies.

If Zhone and Sorrento are not successfully integrated or the benefits of the merger do not meet the expectations of investors or financial or industry analysts, the market price of the combined company’s stock may decline.

The market price of the combined company’s stock may decline as a result of the merger for a variety of reasons, including, among others, the following:

•	the integration of Zhone and Sorrento is not completed in a timely and efficient manner;

•	the combined company does not achieve the benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; and

•	significant numbers of stockholders of the combined company dispose of their shares after the merger.

During the pendency of the merger, Sorrento may not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement and voting agreements.

In general, until the merger is completed or the merger agreement is terminated, Sorrento is prohibited from soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of stock or other similar transactions with any other party. Moreover, as an inducement to Zhone to enter into the merger agreement, certain significant stockholders, directors and executive officers of Sorrento owning Sorrento common stock agreed with Zhone to vote all of their shares of Sorrento stock in favor of the merger with Zhone and against other transactions. As a result of the prohibition on soliciting another proposal and the voting agreement, Sorrento may not be able to enter into an alternative transaction at a favorable price.

The directors and executive officers of Zhone and Sorrento have conflicts of interest that may have influenced them to support or approve the merger.

You should be aware of potential conflicts of interest of, and the benefits available to, directors and executive officers of Zhone and Sorrento when considering the recommendation of the boards of directors of Zhone and Sorrento. The directors and executive officers of Zhone and Sorrento participate in arrangements that provide them with interests in the merger that are different from, or in addition to, those of other Zhone stockholders and Sorrento stockholders. These include:

•	Acceleration of Vesting of Stock Options. Pursuant to the terms of Sorrento’s 2003 Equity Incentive Plan, all unvested options held by Sorrento’s outside directors vest in full upon a change of control transaction, such as the merger. In addition, pursuant to the terms of their employment agreements with Sorrento, all unvested options held by certain officers vest in full upon a change of control transaction, such as the merger.

•	Severance. Under the terms of their employment agreements with Sorrento, certain of Sorrento’s executive officers, Phillip Arneson, Joe Armstrong and Mitch Truelock, are entitled to severance benefits upon a change of control transaction, such as the merger.

•	Directors’ and Officers’ Insurance and Indemnification. Zhone has agreed that for a period of six years after the merger, Zhone will not amend, repeal or otherwise modify any indemnification agreements in effect on the date of the merger or the charter and bylaw provisions of Sorrento with respect to indemnification in any manner that would adversely affect the rights of individuals covered thereunder. Zhone has also agreed to provide, for six years after the merger, directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the merger covering each person currently covered by the directors’ and officers’ liability insurance policy of Sorrento up to a $10 million limit and with other terms no less favorable than those of the policies of Sorrento.

•	Zhone Affiliate Ownership of Sorrento Warrants. C. Richard Kramlich, a member of Zhone’s board of directors, is a general partner of New Enterprise Associates, a venture capital firm that is affiliated with various New Enterprise Associates entities that hold Zhone common stock and warrants to purchase shares of Sorrento common stock. In addition, Morteza Ejabat, Zhone’s Chairman and Chief Executive Officer, Jeanette Symons, Zhone’s Chief Technology Officer, and Robert Dahl, a member of Zhone’s board of directors, and/or trusts for the benefit of the foregoing persons or their family members, have partnership interests in various New Enterprise Associates entities that are holders of both Zhone common stock and warrants to purchase shares of Sorrento common stock. Upon completion of the merger, these warrants to purchase shares of Sorrento common stock will be converted into warrants to purchase shares of Zhone common stock as adjusted to give effect to the merger exchange ratio.

As a result of these interests that are likely different from those of other Zhone or Sorrento stockholders, the directors and executive officers of Zhone and Sorrento are or may have been more likely to vote to approve (and recommend that stockholders vote to approve) the merger agreement and the merger than if they did not have these interests. In addition, officers and directors of Zhone and Sorrento have each entered into voting agreements pursuant to which they have agreed to vote their shares in favor of the merger and adoption of the merger agreement. Zhone and Sorrento stockholders should consider whether these interests may have influenced these directors and executive officers to support or recommend the merger. You may read more about these interests as described under “Voting Agreements—Zhone Stockholders,” “Voting Agreements—Sorrento Stockholders,” “The Merger—Interests of Directors and Executive Officers of Zhone in the Merger” and “The Merger—Interests of Directors and Executive Officers of Sorrento in the Merger.”

Uncertainty regarding the merger may cause customers, distributors, resellers and others to delay or defer decisions concerning Zhone and Sorrento, which may harm the results of operations of either or both companies.

In response to the announcement or consummation of the merger, Zhone and Sorrento customers and suppliers may delay or defer purchasing or supply decisions or otherwise alter existing relationships with Zhone and Sorrento. Prospective customers could be reluctant to purchase the combined company’s products due to uncertainty about the direction of the combined company’s products and willingness to support and service existing products. In addition, customers, distributors, resellers and others may also seek to change existing agreements with Zhone or Sorrento as a result of the merger. These and other actions by customers, distributors, resellers and others could negatively affect the business of the combined company.

Uncertainties associated with the merger may cause Zhone and Sorrento to lose key personnel.

Current and prospective Zhone employees and Sorrento employees may experience uncertainty about their future roles with the combined company until or after strategies with regard to the combined company are announced or executed. This uncertainty may adversely affect Zhone’s and Sorrento’s ability to attract and retain key management, sales, marketing and technical personnel. In addition, Zhone’s ability to successfully integrate the two companies may be adversely affected if a significant number of key personnel depart before or after the merger.

Your ability to influence key transactions, including changes of control, may be limited by significant insider ownership.

Upon completion of the merger, the combined company’s current directors, executive officers and principal stockholders and entities affiliated with them will own approximately 35% of the outstanding shares of the combined company’s common stock, based on the number of shares currently outstanding for each of Zhone and Sorrento. As a result, the combined company’s directors, executive officers and principal stockholders and entities affiliated with them, if acting together, will be able to significantly influence all matters requiring approval by the combined company’s stockholders, including the election of directors and the approval of mergers or other business combination transactions. Circumstances may arise in which the interests of these stockholders could conflict with the interests of the combined company’s other stockholders. These stockholders could delay or prevent a change of control of the combined company even if such a transaction would be beneficial to its other stockholders.

The stock prices and businesses of Zhone and Sorrento may be adversely affected if the merger is not completed.

Completion of the merger is subject to several closing conditions, including obtaining requisite regulatory and stockholder approvals. Additionally, Sorrento is required to have a minimum closing cash balance of $5 million and must secure the election of the holders of at least 75% of its outstanding PIPE warrants to receive warrants to purchase Zhone common stock in the merger in exchange for their PIPE warrants. Zhone and Sorrento may be unable to obtain such approvals on a timely basis or at all. We believe that Sorrento common stock currently trades based upon the market price of Zhone common stock, discounted due to the uncertainties regarding the ability of the companies to complete the merger. Accordingly, if the merger is not completed, Zhone and Sorrento could each suffer a number of consequences that would aversely affect its business, including:

•	termination of the merger agreement under some circumstances would require Sorrento to pay Zhone a termination fee of $2 million;

•	the price of Zhone and Sorrento common stock may decline to the extent that the current market price of Zhone common stock reflects a market assumption that the merger will be completed;

•	either company’s operations may be harmed to the extent that customers, distributors, resellers and others believe that such company cannot effectively compete in the marketplace without the merger, or there is uncertainty surrounding the future direction of the product and service offerings and strategy of Zhone or Sorrento on a standalone basis;

•	Zhone and Sorrento would not derive the strategic benefits expected to result from the merger, which could adversely affect their respective businesses; and

•	significant costs related to the merger, such as legal, accounting and financial advisory fees, must be paid even if the merger is not completed.

The $16 million in additional debt that Zhone will assume in connection with the merger may limit the combined company’s financing options in the future and could weaken the combined company’s business.

At December 31, 2003, Sorrento had $12.4 million principal amount of 7.5% senior convertible debentures due August 2, 2007 and other debt totaling $3.6 million. Zhone will assume this debt at the effective date of the merger. In addition, Zhone had outstanding $32.0 million of long-term debt at December 31, 2003. The assumption of Sorrento indebtedness by Zhone could materially and adversely affect the combined company in a number of ways, including:

•	limiting the combined company’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	limiting the combined company’s flexibility to plan for, or react to, changes in its business or market conditions;

•	requiring the combined company to use a significant portion of its cash flow from operations to repay or service the debt, thereby reducing the amount of cash available for other purposes, including reinvestment in the combined company;

•	making the combined company more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and

•	making the combined company more vulnerable to the impact of adverse economic and industry conditions and increases in interest rates.

Zhone and Sorrento cannot assure you that the combined company will generate sufficient cash flow or be able to borrow funds in amounts sufficient to enable the combined company to service its debt or to meet its working capital and capital expenditures requirements. If the combined company is unable to generate sufficient cash flow from operations or to borrow sufficient funds to service its debt, due to borrowing base restrictions or otherwise, the combined company may be required to sell assets, reduce capital expenditures, refinance all or a portion of existing debt or obtain additional financing. Zhone and Sorrento cannot assure you that the combined company will be able to sell assets, refinance its debt or borrow more money on terms acceptable to it, if at all.

Significant merger-related charges against earnings resulting from the application of the purchase method of accounting will reduce the combined company’s earnings and may adversely affect the market value of the combined company’s common stock following the merger.

In accordance with United States generally accepted accounting principles, the combined company will account for the merger using the purchase method of accounting, which will require purchase accounting adjustments that could have a material adverse effect on the market value of the common stock of the combined company following completion of the merger. Under the purchase method of accounting, Zhone will allocate the total estimated purchase price to Sorrento’s net tangible assets and amortizable intangible assets based on their fair values as of the date of completion of the merger, and record the excess of the purchase price over those fair values as goodwill. Zhone will incur amortization expense over the useful lives of amortizable intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill becomes impaired, Zhone may be required to incur material charges relating to the impairment of that asset. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations.

The market price of the shares of Zhone common stock may be affected by factors different from those affecting the shares of Sorrento common stock.

Upon completion of the merger, holders of Sorrento common stock will become holders of Zhone common stock. An investment in Zhone common stock has different risks than an investment in Sorrento common stock. Former holders of Sorrento common stock will be subject to additional risks upon exchange of their shares of Sorrento common stock for Zhone common stock in the merger, some of which are described below in the sections entitled “Risk Factors—Risks Related to the Combined Company’s Business and Financial Results,” “Risk Factors—Risks Related to the Combined Company’s Products,” “Risk Factors—Risks Related to the Expansion of the Combined Company’s Business,” and “Risk Factors—Risks Related to the Combined Company’s Product Manufacturing.” For a discussion of the business of Zhone, see the documents incorporated by reference into this document and referred to in the section entitled “Where You Can Find More Information” beginning on page 125 of this joint proxy statement/prospectus.

Risks Related to the Combined Company’s Business and Financial Results

Zhone and Sorrento have each incurred significant losses to date and expect that the combined company will continue to incur losses in the foreseeable future. If the combined company fails to generate sufficient revenue to achieve or sustain positive cash flow from operations, its stock price could decline.

Zhone and Sorrento have incurred significant losses to date and expect that the combined company will continue to incur losses in the foreseeable future. Zhone had net losses applicable to holders of common stock of approximately $29.9 million for the fiscal year ended December 31, 2003. Sorrento had net losses applicable to holders of common stock of approximately $6.2 million for the fiscal year ended January 31, 2004. As of December 31, 2003, Zhone had an accumulated deficit of approximately $595.8 million. As of January 31, 2004, Sorrento had an accumulated deficit of approximately $193.8 million.

Neither Zhone nor Sorrento has positive cash flow from operations since their inception dates, and the combined company may not generate them in the future. Both Zhone and Sorrento have had significant fixed expenses and expect that the combined company will continue to incur significant manufacturing, research and development, sales and marketing, customer support, administrative and other expenses in connection with the ongoing development of the business. In addition, the combined company may be required to spend more on research and development than originally budgeted to respond to industry trends. The combined company may also incur significant new costs related to possible acquisitions and the integration of new technologies. Further, in light of the increased costs associated with compliance with the Sarbanes-Oxley Act of 2002, the combined company is likely to incur increased expenses related to regulatory and legal compliance. The combined company may not be able to adequately control costs and expenses or achieve or maintain adequate operating margins. As a result, its ability to achieve and sustain profitability will depend on its ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. If the combined company fails to generate sufficient revenue to achieve or sustain positive cash flow from operations, it will continue to incur substantial operating losses and its stock price could decline.

The combined company will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond the combined company’s control, that may prevent its stockholders from selling the combined company’s common stock at a profit.

The market price of Zhone common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Since the consummation of Zhone’s merger with Tellium, Inc. on November 13, 2003, the trading price of Zhone common stock has ranged from a high of $7.38 per share to a low of $3.07 per share. The securities markets have experienced significant price and volume fluctuations in the past and the market prices of the securities of telecommunications related companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of the combined company’s common stock regardless of the combined company’s actual operating performance.

The market price of the combined company’s common stock may fluctuate significantly in response to a number of factors, including:

•	actual or anticipated fluctuations in the combined company’s operating results;

•	changes in expectations as to the combined company’s future financial performance;

•	changes in financial estimates of securities analysts;

•	release of lock-up or other transfer restrictions on the combined company’s outstanding shares of common stock or sales of additional shares of common stock;

•	changes in market valuations of other technology companies; and

•	announcements by the combined company or its competitors of significant technical innovations, contracts, standards or acquisitions.

The combined company may be adversely affected by recent unfavorable developments in the communications industry, world events and the economy in general.

Zhone’s and Sorrento’s customers and potential customers continue to experience a severe economic slowdown that has led to significant decreases in each company’s revenues. For most of the last five years, the markets for Zhone’s and Sorrento’s equipment have been influenced by the entry into the communications services business of a substantial number of new telecommunications companies. In the United States, this was due largely to changes in the regulatory environment, in particular those brought about by the Telecommunications Act of 1996. These new companies raised billions of dollars in capital, much of which they invested in new equipment, causing acceleration in the growth of the markets for telecommunications equipment. More recently, there has been a reversal of this trend, including the failure of a large number of the new entrants and a sharp contraction of the availability of capital to the industry. This industry trend has been compounded by the slowing not only of the U.S. economy, but the economies in virtually all of the countries in which Zhone and Sorrento are marketing their products. This, in turn, has caused a substantial reduction in demand for Zhone’s and Sorrento’s equipment.

The continuing acts and threats of terrorism and the geo-political uncertainties in other continents are also having an adverse effect on the U.S. economy and could possibly induce or accelerate the advent of a more severe economic downturn. The U.S. government’s political, social and economic policies and policy changes as a result of these circumstances could have consequences that the combined company cannot predict, including causing further weaknesses in the economy. The long-term impact of these events on the combined company’s business is uncertain. Additionally, the amount of debt being held by the combined company’s carrier customers, and the continued cuts to capital spending, put the businesses of the combined company’s customers and potential customers in jeopardy. As a result, the combined company’s operating results and financial condition could be materially and adversely affected.

Capital constraints in the telecommunications industry could restrict the ability of the combined company’s customers to buy its products.

As a result of the economic slowdown affecting the telecommunications industry and the technology industry in general, the combined company’s customers and potential customers have significantly reduced the rate of their capital expenditures, a trend that is expected to continue for the rest of 2004. The reduction of capital equipment acquisition budgets or the inability of the combined company’s target customers to obtain capital could cause them to reduce or discontinue purchase of the combined company’s products, and as a result the combined company could experience reduced revenues or operating results. In addition, many of the current and prospective customers for the combined company’s products are emerging companies with limited operating histories. These companies require substantial capital for the development, construction and expansion of their businesses. Neither equity nor debt financing may be available to these companies on favorable terms, if at all. To the extent that these companies are unable to obtain the financing they need, the combined company’s ability to make future sales to these customers and realize revenue from any such sales could be harmed. In addition, to the extent the combined company chooses to provide financing to these prospective customers, the combined company will be subject to additional financial risk which could increase its expenses.

If demand for Zhone’s and Sorrento’s products does not develop, then the combined company’s results of operations and financial condition will be adversely affected.

The future growth of the combined company depends significantly on its ability to successfully develop, enhance and market Single Line Multi Service (SLMS) and optical transport products to the network service provider market. Most network service providers have made substantial investments in their current infrastructure, and they may elect to remain with their current architectures or to adopt new architectures in limited stages or over extended periods of time. A decision by a customer to purchase the combined company’s products will involve a significant capital investment. The combined company will need to convince these service providers of the benefits of its products for future upgrades or expansions. In addition, the success of the combined company’s SLMS and optical transport products will depend on factors outside of its control, including a resumption of increasing capital equipment purchases by network service providers, regulatory and legal developments and the addition of new, financially viable customers to the market. Zhone and Sorrento do not know whether viable markets for the combined company’s products will develop or be sustainable. If these markets do not develop or develop more slowly than Zhone and Sorrento expect, the business, financial condition and results of operations of the combined company will be seriously harmed.

The future operating results of the combined company are difficult to predict due to limited operating histories of Zhone and Sorrento.

Zhone began its business operations in September 1999 and Sorrento Networks, Inc., the primary telecommunications operating subsidiary of Sorrento, began its operations in February 2000. Although Zhone and Sorrento expect that the SLMS product line developed internally at Zhone will account for a substantial portion of the combined company’s revenue in the future, to date Zhone has generated a significant portion of its revenue from sales of product lines that it acquired from other companies. Due to the limited operating histories of Zhone and Sorrento, the combined company will have difficulty accurately forecasting its revenue, and will have limited historical financial data upon which to base its operating expense budgets. You should consider the combined company’s business and prospects in light of the heightened risks and unexpected expenses and problems it may face as a company in a relatively early stage of development in the unpredictable telecommunications industry which is in the midst of a prolonged downturn.

Any strategic acquisitions or investments the combined company makes could dilute its stockholders or result in the assumption of additional contingent liabilities, loss of sales and disruption of its business.

Zhone and Sorrento expect that the combined company will consider acquisitions of, or investments in, complementary companies, products or technologies to supplement the combined company’s internal growth. Zhone has acquired ten companies or product lines since its inception in 1999. The combined company may encounter difficulties in identifying and acquiring suitable candidates on reasonable terms.

In the event of any future acquisitions, the combined company could:

•	issue stock that would dilute its current stockholders’ percentage ownership;

•	incur substantial debt;

•	assume liabilities;

•	increase its ongoing operating expenses and level of fixed costs;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs; and

•	become subject to litigation.

Any strategic acquisitions or investments that the combined company makes in the future will involve numerous risks, including the following:

•	problems combining the acquired operations, technologies or products;

•	unanticipated costs;

•	diversion of management’s time and attention from its existing business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which the combined company has no or limited prior experience; and

•	potential loss of key employees, particularly those of acquired companies.

The combined company may not be able to successfully integrate the businesses, products, technologies or personnel that it might acquire in the future. Neither Zhone nor Sorrento can assure you that any strategic investments the combined company may make will meet its financial or other investment objectives. Any failure to do so could seriously harm the combined company’s business, financial condition and results of operations.

The success of the combined company will depend on its executive officers and key employees, and the loss of the services of one or more of them could harm the combined company’s business.

The future success of the combined company will depend on the continued services of its executive officers and other key engineering, manufacturing, operations, sales, marketing and support personnel who have critical industry experience and relationships that the combined company will rely on to build its business, especially Morteza Ejabat, Jeanette Symons, Kirk Misaka, and other key engineering, sales, marketing and support personnel, who have critical industry experience and relationships that the combined company will rely on to implement its business plan. The loss of the services of any of the combined company’s key employees could delay the development and production of the combined company’s products and negatively impact its ability to maintain customer relationships, which would harm the combined company’s business, financial condition and results of operations.

Because of the long and variable sales cycles for Zhone’s and Sorrento’s products, the combined company’s revenue and operating results may vary significantly from quarter to quarter.

The target customers for Zhone’s and Sorrento’s products have substantial and complex networks that they traditionally expand in increments on a periodic basis. Accordingly, the combined company’s sales efforts will be focused on prospective customers that may purchase the combined company’s products as part of large-scale network deployments. The combined company’s target customers may require a lengthy evaluation, testing and product qualification process. Throughout this process, the combined company may spend considerable time and incur significant expense educating and providing information to prospective customers about the uses and features of the combined company’s products. Even after a company makes the final decision to purchase the combined company’s products, it may deploy the products slowly. The timing of deployment of the combined company’s products may vary widely, and will depend on a number of factors, including:

•	skill sets of the combined company’s customers;

•	geographic density of potential subscribers;

•	degree of configuration necessary to deploy the combined company’s products;

•	ability of a customer to finance its product purchases as well as its operations;

•	accuracy of customer traffic growth demands;

•	specific network deployment plans of the customer;

•	seasonal purchasing patterns;

•	size of the network deployment;

•	degree of configuration necessary to deploy its products; and

•	complexity of the customer’s network.

As a result of any of these factors, the combined company may receive purchase orders for significant dollar amounts on an irregular and unpredictable basis, which may cause the combined company’s revenue and operating results to vary significantly and unexpectedly from quarter to quarter.

The markets that the combined company will serve are highly competitive and, as an early stage company, the combined company may not be able to compete successfully.

Competition in the communications equipment market is intense. Zhone and Sorrento are aware of many companies in related markets that address particular aspects of the features and functions that the combined company’s products will provide. Currently, Zhone’s primary competitors include larger equipment companies, such as Advanced Fibre Communications, Alcatel and Lucent Technologies. Sorrento’s primary competitors include ADVA AG Optical Networking, CIENA Corporation, Cisco Systems, Fujitsu, Lucent Technologies and Nortel Networks. The combined company also may face competition from other large communications equipment companies or other companies with significant market presence and financial resources that may enter the combined company’s markets in the future. In addition, a number of new public and private companies have announced plans for new products to address the same network needs that the combined company’s products will address, both domestically and abroad. Some of these companies may have lower cost structures than the combined company.

Many of the combined company’s competitors, in comparison to Zhone and Sorrento, have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, sales and marketing resources. These competitors may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more customer financing than the combined company can. Moreover, the combined company’s competitors may foresee the course of market developments more accurately than the combined company will and could develop new technologies that render the combined company’s products less valuable or obsolete.

In the combined company’s markets, competitive factors include:

•	performance;

•	reliability and scalability;

•	ease of installation and use;

•	interoperability with existing products;

•	upgradeability;

•	geographic footprints for products;

•	ability to support customer financing;

•	breadth of services;

•	price;

•	technical support and customer service; and

•	brand recognition.

If the combined company is unable to compete successfully against its competitors, it may have difficulty obtaining customers, and the combined company could experience price reductions, order cancellations, increased expenses and reduced gross margins, any of which would harm its business, financial condition and results of operations.

Zhone’s and Sorrento’s target customer base is concentrated, and the loss of one or more of their customers could harm the combined company’s business.

The target customers for Zhone’s and Sorrento’s products are network service providers that operate voice, data and video communications networks. There are a limited number of potential customers in the combined company’s target markets. Zhone realized 28% of its revenue from two customers in its fiscal year ended December 31, 2003, and Sorrento realized 48% of its net sales from five customers in its fiscal year ended January 31, 2004. A significant portion of the combined company’s future revenue will depend on sales of its products to a limited number of customers. Any failure of one or more network service providers to purchase products from the combined company for any reason, including any downturn in their businesses, would seriously harm the combined company’s business, financial condition and results of operations.

Zhone and Sorrento expect the average selling prices of the combined company’s products to decline, which may reduce revenue and gross margins.

The industry in which Zhone and Sorrento do business has experienced a rapid erosion of average product selling prices. Consistent with this general trend, Zhone and Sorrento anticipate that the average selling prices of the combined company’s products will decline in response to a number of factors, including:

•	competitive pressures;

•	increased sales discounts; and

•	new product introductions by competitors.

If the combined company is unable to achieve sufficient cost reductions and increases in sales volumes, this decline in average selling prices of its products will reduce its revenue and gross margins.

Pending lawsuits against Zhone and Sorrento could distract the combined company’s management and could result in substantial costs or large judgments against the combined company.

Zhone and Sorrento are each a party to various lawsuits and claims in the normal course of their businesses. In addition, Zhone is currently involved in several litigation matters which it inherited as a result of its acquisition of Tellium. These suits and any future litigation could result in substantial costs and the diversion of management’s attention and resources away from the operation of the business of the combined company in order to respond to the litigation. There can be no assurance that actions that have been brought against Zhone or Sorrento or that may be brought against the combined company will be resolved in their favor. Regardless of whether they are resolved in their favor, these lawsuits are, and any future lawsuits to which the combined company may become a party in the future will likely be, expensive and time consuming to defend or resolve. Any losses resulting from these claims could adversely affect the combined company’s profitability and cash flow. For additional information regarding certain of the lawsuits in which Zhone is involved, see the documents incorporated by reference into this document and referred to in the section entitled “Where You Can Find More Information” beginning on page 125 of this joint proxy statement/prospectus.

The communications industry is subject to governmental regulations that could negatively affect the combined company’s growth and reduce its revenue.

The Federal Communications Commission, or FCC, has jurisdiction over the communications industry in the United States and, as a result, Zhone’s and Sorrento’s products and their customers’ products are subject to FCC rules and regulations. Current and future FCC rules and regulations affecting communications services or customers’ businesses or products could negatively affect the combined company’s business. The uncertainty associated with future FCC decisions may result in network service providers delaying decisions regarding expenditures for equipment for broadband services. In addition, international regulatory standards will govern the combined company’s products in foreign markets. Domestic and international regulatory requirements could result in postponements or cancellations of product orders, which would harm the combined company’s business, financial condition and results of operations. Further, Zhone and Sorrento cannot be certain that the combined company will be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate its business.

The combined company does not anticipate paying dividends in the foreseeable future.

Neither Zhone nor Sorrento has ever paid any dividends to their stockholders, and the combined company does not anticipate paying a cash dividend to its stockholders in the foreseeable future. After the merger, the combined company expects to retain its earnings, if any, for the future operation and expansion of the combined company’s business. Accordingly, the combined company’s stockholders will have to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

Risks Related to the Combined Company’s Products

Because the combined company’s products are complex and will be deployed in complex environments, the combined company’s products may have defects that are discovered only after full deployment, which could result in the combined company losing customers and revenue.

Zhone’s and Sorrento’s products are complex and are designed to be deployed in large quantities and across complex networks. Because of the nature of these products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Customers may discover errors or defects in the combined company’s hardware or software, or the combined company’s products may not operate as expected, after they have been fully deployed. If the combined company is unable to fix defects or other problems that may be identified after full deployment, the combined company could experience:

•	loss of revenue and market share;

•	loss of existing customers;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by its customers; and

•	increased insurance costs.

Defects, integration issues or other performance problems in the combined company’s products could also result in financial or other damages to its customers. Customers could seek damages for related losses from the combined company, which could seriously harm its business, financial condition and results of operations. A product liability claim brought against the combined company, even if unsuccessful, would likely be time consuming and costly and would put a strain on its management and resources. The occurrence of any of these problems would seriously harm the combined company’s business, financial condition and results of operations.

If the combined company fails to enhance its existing products or develop and introduce new products that meet changing customer requirements and technological advances, the combined company’s ability to sell its products would be materially and adversely affected.

Zhone’s and Sorrento’s target markets are characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions and changes in communications offerings from network service providers. The combined company’s future success will significantly depend on its ability to anticipate or adapt to such changes and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. The combined company may not have sufficient resources to successfully and accurately anticipate technological and market trends, manage long development cycles or develop, introduce and market new products and enhancements. Zhone and Sorrento cannot assure you that the combined company’s existing and future third-party licenses will be available on commercially reasonable terms, if at all. The combined company’s inability to maintain or obtain any third-party license required to sell or develop its products and product enhancements could require the combined company to obtain substitute technology of lower quality or performance standards or at greater cost. If the combined company is not able to develop new products or enhancements to existing products on a timely and cost-effective basis, or if the new products or enhancements fail to achieve market acceptance, the combined company’s business, financial condition and results of operations would be materially adversely affected.

If the combined company’s products do not meet industry standards that may emerge, or if some industry standards are not ultimately adopted, the combined company will not gain market acceptance and its revenue will not grow.

Zhone’s and Sorrento’s success depends, in part, on both the adoption of industry standards for new technologies in its target markets and product compliance with these industry standards. The absence of industry standards may cause potential customers to delay purchases of new equipment until standards are adopted and prevent market acceptance of the combined company’s products. In addition, in developing their products, Zhone and Sorrento have made, and will, as a combined company, continue to make, assumptions about the industry standards that may be adopted by their competitors and existing and potential customers. If industry standards are adopted which are different from those that Zhone and Sorrento have chosen to support, customers may not select and purchase the combined company’s products, and its sales and related revenue will be significantly reduced.

The combined company’s ability to compete could be jeopardized and its business plan seriously compromised if it is unable to protect its intellectual property.

Zhone and Sorrento rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect their intellectual property rights. They also enter into confidentiality or license agreements with their employees, consultants, corporate partners and customers, and control access to, and distribution of, their software, documentation and other proprietary information. Despite efforts to protect the combined company’s proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Monitoring unauthorized use of technology is difficult, and neither Zhone nor Sorrento can assure you that the steps they have taken will prevent unauthorized use of the combined company’s technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States.

In the future the combined company may become involved in disputes over intellectual property, which could subject it to significant liability, divert the time and attention of its management and prevent it from selling its products.

The combined company or its customers may become a party to litigation in the future to protect their intellectual property or to respond to allegations that the combined company infringes another party’s intellectual property. In the future, the combined company may receive communications from third parties inquiring about its interest in licensing certain of the third party’s intellectual property or more generally identifying intellectual property that may be the basis of a future infringement claim. Zhone has received letters from Lucent Technologies stating that many of Zhone’s products are using technology covered by or related to Lucent patents and inviting Zhone to discuss a licensing arrangement with Lucent. To date, no lawsuit or other formal action has been filed by Lucent. However, Zhone and Sorrento cannot assure you that Zhone or the combined company would be successful in defending against any Lucent infringement claims. To the extent Zhone or the combined company is not successful in defending such claims, Zhone or the combined company may be subject to substantial damages (including possible treble damages and attorneys’ fees).

If a party accuses the combined company of infringing upon its proprietary rights, the combined company would have to defend itself and possibly its customers against the alleged infringement. Neither Zhone nor Sorrento can assure you that the combined company would prevail in any intellectual property litigation, given its complex technical issues and inherent uncertainties. If the combined company is unsuccessful in any such litigation, it could be subject to significant liability for damages and loss of its proprietary rights. Intellectual property litigation, regardless of its outcome, would likely be time consuming and expensive to resolve. Any such litigation could force the combined company to stop selling, incorporating or using its products that include the challenged intellectual property, or redesign those products that use the technology. In addition, if a party accuses the combined company of infringing upon its proprietary rights, the combined company may have to enter into royalty or licensing agreements, which may not be available on terms acceptable to the combined company, if at all. Any of these results could have a material adverse effect on the combined company’s business, financial condition and results of operations.

Risks Related to the Expansion of the Combined Company’s Business

The combined company’s business will suffer if it fails to properly manage its growth and continually improve its internal controls and systems.

Zhone and Sorrento expect to increase the scope of their businesses and operations over time. The combined company’s ability to successfully offer its products and implement its business plan in a rapidly evolving market requires an effective planning and management process. To manage growth properly, the combined company must:

•	hire, train, manage and retain qualified personnel, including engineers and research and development personnel;

•	carefully manage and expand its manufacturing relationships and related controls and reporting systems;

•	effectively integrate its information technology systems and controls;

•	effectively manage multiple relationships with its customers, suppliers and other third parties;

•	implement additional internal controls over financial reporting, and disclosure controls and procedures; and

•	successfully integrate employees of acquired companies.

Failure to do any of the above in an efficient and timely manner could seriously harm the combined company’s business, financial condition and results of operations.

If the combined company is unable to expand its sales, marketing and distribution channels, it may be unable to increase market awareness and sales of its products, which may prevent the combined company from increasing its sales and achieving and maintaining profitability.

Zhone’s and Sorrento’s products require a sophisticated sales and marketing effort targeted towards a limited number of key individuals within the combined company’s current and prospective customers’ organizations. These customers may have long-standing vendor relationships that may inhibit the combined company’s ability to generate business. Zhone and Sorrento currently use their direct sales forces and the combined company expects to develop a distribution channel as required in different regions, using both direct and indirect sales. Zhone and Sorrento believe that the success of the combined company will depend on its ability to establish successful relationships with various distribution partners as required by customer or region. Customer partnerships may be with vendors that are also competitors and as such the combined company is at greater risk of failing to establish these potential customer-driven partnerships. If the combined company is unable to expand its sales, marketing and distribution operations, it may not be able to effectively market and sell its products, which may prevent the combined company from increasing its sales and achieving and maintaining profitability.

If the combined company is unable to deliver the high level of customer service and support demanded by customers, it may be unable to increase its sales or may lose customers and its operating results will suffer.

Zhone’s and Sorrento’s products are complex, and customers demand that a high level of customer service and support be available at all hours. Customer service and support functions are provided by a small internal customer service and support organization at Zhone and Sorrento. The combined company may need to increase its staff to support new and existing customers. The reduction of on-site and regional support personnel may negatively impact its ability to properly service customer activities in a timely manner and may also negatively impact customer satisfaction.

If the combined company is unable to manage these functions internally and satisfy its customers with a high level of service and support, any resulting customer dissatisfaction could impair the combined company’s ability to retain customers and make future sales. The combined company may consider using third parties to provide certain customer support services. The combined company may be unable to manage effectively those third parties who may provide support services, and the third parties may not provide adequate levels of customer support. If the combined company is unable to expand its customer service and support organization (internally or externally) and rapidly train these personnel, it may not be able to increase its sales, which could cause its business, financial condition and results of operations to be materially and adversely affected.

If the combined company is unable to successfully develop, manage and expand its international operations, its business could be harmed.

Zhone currently has international operations consisting of sales, technical support and marketing teams in various locations worldwide. Zhone and Sorrento expect that the combined company will continue expanding its international operations in the future. The successful management and expansion of the combined company’s international operations, including the development of sales and support channels, will require significant human and financial resources. Further, the combined company’s international operations may be subject to certain risks and challenges that could harm its operating results, many of which will be beyond its control, including:

•	compliance with international technical and regulatory standards that differ from domestic standards;

•	expenses associated with developing and customizing the combined company’s products for foreign countries;

•	unexpected changes in regulatory requirements, taxes, trade laws and tariffs;

•	fluctuations in currency exchange rates;

•	longer sales cycles for its products;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties and costs of staffing and managing foreign operations;

•	reduced protection for intellectual property rights;

•	potentially adverse tax consequences; and

•	changes in a country’s or region’s political and economic conditions.

Any of these factors could harm the combined company’s existing international operations and business or impair its ability to continue expanding into international markets.

If the combined company is unable to obtain additional capital to fund its existing and future operations, it may be required to reduce the scope of its planned product development and marketing and sales efforts, which would harm the combined company’s business, financial condition and results of operations.

The development and marketing of new products and the expansion of the combined company’s direct sales operation and associated support personnel requires a significant commitment of resources. The combined company may incur significant operating losses or expend significant amounts of capital if:

•	the market for its products develops more slowly than anticipated;

•	the combined company fails to establish market share or generate revenue at anticipated levels;

•	its capital expenditure forecasts change or prove inaccurate; or

•	the combined company fails to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result, the combined company may need to raise substantial additional capital. Additional capital, if required, may not be available on acceptable terms, or at all. If additional capital is raised through the issuance of debt securities, the terms of such debt could impose financial or other restrictions on the combined company’s operations. If the combined company is unable to obtain additional capital or is required to obtain additional capital on terms that are not favorable to the combined company, it may be required to reduce the scope of its planned product development and sales and marketing efforts, which would harm the combined company’s business, financial condition and results of operations.

If the combined company fails to attract and retain qualified personnel, its business might be harmed.

The combined company’s future success will depend in large part upon its ability to identify, attract and retain qualified individuals, particularly research and development and customer service engineers and sales and marketing personnel. The combined company’s products are generally of a highly technical nature, and therefore require a sophisticated sales effort targeted at several key people within each prospective customer’s organization. The combined company’s target customers will include large network service providers that require high levels of service and support from customer service engineers and sales and marketing personnel. Competition for these employees in the communications industry and in the San Francisco Bay Area in particular, as well as other areas in which the combined company will recruit, may be intense and the combined company may not be successful in attracting or retaining these personnel. If the combined company is not able to hire the kind and number of sales and marketing personnel and customer service engineers required by its product offerings and customers, it may not reach the level of sales necessary to achieve profitability or may be impaired from meeting existing customer demands, either of which could materially harm the combined company’s business.

Risks Related to the Combined Company’s Product Manufacturing

The combined company will rely on contract manufacturers for a significant portion of its manufacturing requirements

Through the third quarter of 2003, Zhone utilized Solectron for the majority of its manufacturing requirements for all product lines. During the fourth quarter of 2003, Zhone transitioned the manufacturing of certain product lines to another contract manufacturer, and for another product line, transitioned the manufacturing process internally. Zhone continues to use Solectron to manufacture certain product lines under the terms of an agreement which expired in March 2004. While Zhone has become somewhat less dependent on Solectron for its manufacturing requirements, Zhone expects to continue to rely on contract manufacturers to fulfill a significant portion of its product manufacturing requirements.

Zhone and Sorrento anticipate that the combined company will depend on independent contract manufacturers to manufacture the combined company’s products. Any future manufacturing disruption could impair the combined company’s ability to fulfill orders. The combined company’s future success will depend, in significant part, on its ability to have contract manufacturers produce the combined company’s products cost-effectively and in sufficient volumes. The combined company faces a number of risks associated with its dependence on third-party manufacturers, including:

•	reduced control over delivery schedules;

•	the potential lack of adequate capacity during periods of excess demand;

•	manufacturing yields and costs;

•	quality assurance;

•	increases in prices; and

•	the potential misappropriation of its intellectual property.

Neither Zhone nor Sorrento currently has any long-term contracts or arrangements with any of their vendors that guarantee product availability, the continuation of particular payment terms or the extension of credit limits. Zhone and Sorrento have experienced in the past, and the combined company may experience in the future, problems with their contract manufacturers, such as inferior quality, insufficient quantities and late delivery of product. To date, these problems have not materially adversely affected Zhone or Sorrento. The combined company may not be able to obtain additional volume purchase or manufacturing arrangements on terms that it considers acceptable, if at all. If the combined company enters into a high-volume or long-term supply arrangement and subsequently decides that it cannot use the products or services provided for in the agreement, the combined company’s business will be harmed. Neither Zhone nor Sorrento can assure you that the combined company will be able to effectively manage its relationship with its contract manufacturers, or that these manufacturers will meet its future requirements for timely delivery of products of sufficient quality or quantity. Any of these difficulties could harm the combined company’s relationships with customers and cause it to lose orders.

While Zhone’s existing contract with Solectron expired in March 2004, Zhone continues to use Solectron to manufacture products under the terms of the expired agreement. If Zhone is unable to continue to use Solectron for these manufacturing requirements, then it may be required to manufacture the products produced under this agreement internally or find another outside contract manufacturer. If Zhone fails to successfully transition manufacturing operations in-house or fails to locate and qualify suitable manufacturing candidates capable of satisfying its product specifications or quantity requirements, then it may experience product shortages and, as a result, be unable to fulfill customer orders accurately and timely which could negatively affect its customer relationships and operating results. Further, new third-party manufacturers may encounter difficulties in the manufacture of Zhone’s products resulting in product delivery delays.

The combined company may depend on sole or limited source suppliers for several key components. If the combined company is unable to obtain these components on a timely basis, it will be unable to meet its customers’ product delivery requirements, which would harm its business.

Zhone currently purchases, and the combined company may continue to purchase, several key components from single or limited sources pursuant to limited term supply contracts. If any of the combined company’s sole or limited source suppliers experiences capacity constraints, work stoppages or any other reduction or disruption in output, the combined company may be unable to meet its delivery schedule. The combined company’s suppliers may enter into exclusive arrangements with its competitors, be acquired by its competitors, stop selling their products or components to the combined company at commercially reasonable prices, refuse to sell their products or components to the combined company at any price or be unable to obtain or have difficulty obtaining components for their products from their suppliers.

In these events, the combined company could be forced to commence a time consuming and difficult process of identifying and qualifying an alternative supplier of the key components. There is no guarantee that such a search would be successful. If the combined company does not receive critical components from its suppliers in a timely manner, it will be unable to meet its customers’ product delivery requirements. Any failure to meet a customer’s delivery requirements could harm the combined company’s reputation and decrease its sales, which would harm its business, financial condition and results of operations.

THE MERGER

The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, this description may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

General

Each of the Zhone board of directors and the Sorrento board of directors, by unanimous vote, has approved the merger agreement pursuant to which the businesses of Zhone and Sorrento will be combined in a stock-for-stock merger. Upon completion of the merger, Selene Acquisition Corp., a newly formed and wholly owned subsidiary of Zhone, will merge with and into Sorrento, with Sorrento surviving the merger and continuing as a wholly owned subsidiary of Zhone. Upon completion of the merger, Sorrento stockholders will be entitled to receive 0.9 of a share of Zhone common stock for each share of Sorrento common stock owned immediately prior to the closing of the merger.

Upon completion of the merger, each outstanding option and warrant to purchase Sorrento stock will cease to represent a right to acquire shares of Sorrento stock and will be converted into an option or warrant to purchase Zhone common stock. In each case, the number of shares of Zhone common stock subject to the new Zhone option or warrant will be equal to the number of shares of Sorrento common stock subject to the Sorrento option or warrant multiplied by the exchange ratio (which is 0.9), and the exercise price per share of Zhone common stock will be equal to the existing per share exercise price of the Sorrento option or warrant divided by the exchange ratio. In addition, upon completion of the merger, each 7.5% senior convertible debenture due August 2, 2007 of Sorrento which is outstanding will be assumed by Zhone and thereafter continue to represent a debenture of Sorrento, except that the Sorrento debentures will be convertible into shares of Zhone common stock as adjusted to give effect to the merger.

Background of the Merger

The board of directors and senior management of Zhone regularly review the telecommunications industry environment and periodically discuss ways in which to enhance the company’s competitive position. Senior management of Zhone has, from time to time, considered the possibility of strategic acquisitions with a variety of telecommunications companies and the potential strategic fit with such companies based on their lines of business and the potential benefits to Zhone’s technology, products, and research and development capabilities.

In December 2003, representatives of Needham & Company, Inc. contacted David Markowitz (Vice President of Marketing of Zhone) to discuss strategic business combination opportunities for Zhone with a variety of optical transport companies. During this period of time, representatives of Needham & Company and Mr. Markowitz continued to have informal discussions concerning possible acquisition targets, including Sorrento.

On January 5, 2004, representatives of Needham & Company arranged for an introduction between Zhone and Sorrento via a conference call. On behalf of Zhone, Kirk Misaka (Chief Financial Officer) and Mr. Markowitz participated in the call, and on behalf of Sorrento, Joe Armstrong (Chief Financial Officer) and Mitch Truelock (Vice President of Corporate Development) participated. During this initial conversation, the senior management of Zhone and Sorrento explored the strategic benefits of a possible transaction between the two companies, but no definitive terms were discussed at the time.

On January 6, 2004, Morteza Ejabat (Chief Executive Officer of Zhone) attended an investor conference in New York that was facilitated by Needham & Company. Following the conference, Mr. Ejabat and representatives of Needham & Company met to discuss whether Zhone had any interest in pursuing a potential business combination between Zhone and Sorrento.

At a regularly scheduled meeting of the board of directors of Sorrento held on January 8, 2004, Phillip Arneson (Chief Executive Officer of Sorrento) and Mr. Armstrong discussed with the board of directors several alternative strategies, including a plan for continued organic growth that could require Sorrento to seek additional financing, as well as a plan to explore prospects for growth through a combination or partnership with a complementary company. The board of directors directed management of Sorrento to pursue discussions regarding a possible strategic partnership, merger or other business combination as well as additional capital raises.

Commencing in January and continuing through April 2004, at the direction of the Sorrento board of directors, Mr. Arneson and Mr. Armstrong explored the interest of several companies, other than Zhone, in a strategic marketing arrangement, partnership or combination with Sorrento. Discussions included a transaction in which Sorrento would acquire a complementary privately-held company and a transaction in which Sorrento would acquire a foreign public company but result in a minority interest following the acquisition because of the size and market capitalization of the target.

On January 15, 2004, Mr. Arneson, Mr. Armstrong and Mr. Truelock met with Mr. Misaka, Mr. Markowitz and Sam Madani (Vice President of Business Development of Zhone) at Zhone’s headquarters in Oakland, California. After Zhone and Sorrento executed a confidentiality, non-use and non-disclosure agreement, Zhone management began its due diligence investigation of Sorrento, including Sorrento’s business, finances, products and employees, and began providing similar due diligence information to representatives of Sorrento.

On January 22, 2004, representatives of Needham & Company and Mr. Markowitz met to discuss other potential acquisition targets in the optical transport industry. Subsequently on that same day, representatives of Needham & Company and Mr. Markowitz contacted Mr. Ejabat by phone to discuss further actions concerning Sorrento.

On January 26, 2004, senior management of Zhone and Sorrento met at Sorrento’s headquarters in San Diego, California to review Sorrento’s business in detail. Zhone representatives at those meetings included Mr. Ejabat, Jeanette Symons (Chief Technology Officer) and David Misunas (Vice President and General Manager). Sorrento representatives at those meetings included Mr. Arneson, Mr. Armstrong, Mr. Truelock and Subrata Datta (Chief Technology Officer). At the meetings, Zhone and Sorrento presented information on various topics, including business overview, operations, technology, products, sales, marketing and financial outlook.

Commencing in late January and continuing through the middle of March 2004, Zhone’s senior management and representatives of Needham & Company communicated with each other on several occasions. Mr. Ejabat, Mr. Misaka and Mr. Markowitz participated in these discussions on behalf of Zhone. These discussions initially involved Zhone’s investigation of the architecture and technical aspects of Sorrento’s products. Zhone also made further inquiries regarding Sorrento’s current financial and competitive position.

On February 26, 2004, Mr. Ejabat and representatives of Needham & Company discussed the trend towards consolidation in the telecommunications industry, and in particular the impact that a recently announced business combination involving two peer companies would have on the valuations of both Zhone and Sorrento should they elect to engage in a similar transaction.

The next day, on February 27, 2004, representatives of Needham & Company informed Mr. Armstrong that Sorrento’s discussions with Zhone had increased the interest of Zhone senior management in the strategic benefits of a possible transaction with Sorrento, and that Zhone was prepared to engage in a discussion with respect to a business combination. During this call, Mr. Armstrong agreed to retain Needham & Company as Sorrento’s exclusive financial advisor in connection with a potential transaction with Zhone.

On March 11, 2004, a Zhone due diligence team conducted another series of meetings with Sorrento representatives at Sorrento’s headquarters in San Diego, California to continue Zhone’s due diligence investigation regarding Sorrento’s organizational structure, finances, revenue outlook, sales pipeline, customer relationships, manufacturing and procurement. Zhone representatives at those meetings included Mr. Ejabat, Mr. Misaka and Mr. Misunas. Sorrento representatives at those meetings included Mr. Arneson, Mr. Armstrong, Mr. Truelock, Christopher Stecko (Vice President of North American Sales) and Marc Thurman (Vice President of Operations). Representatives of Needham & Company, on behalf of Sorrento, were also present.

In early March 2004, Zhone contacted Thomas Weisel Partners LLC to discuss engaging it as Zhone’s financial advisor in connection with a potential business combination involving Sorrento. Zhone consulted with Thomas Weisel Partners throughout the due diligence and negotiation process, and formally engaged Thomas Weisel Partners in April 2004.

Commencing on March 12, 2004, the parties engaged in intensive negotiations surrounding the framework and economics of a proposed transaction between Zhone and Sorrento. Between March 12, 2004 and March 17, 2004, Mr. Misaka, Mr. Armstrong and representatives of Needham & Company had a number of conversations regarding valuation proposals and the amount of the premium to be paid to Sorrento stockholders above Sorrento’s trading price on the Nasdaq National Market. At the conclusion of these discussions, Mr. Misaka, on behalf of Zhone, proposed a stock-for-stock merger in which Sorrento would become a wholly owned subsidiary of Zhone upon completion of the merger.

On March 22, 2004, representatives of Needham & Company provided Sorrento’s senior management with an analysis of the financial implications of the terms proposed by Zhone.

Between March 23, 2004 and March 26, 2004, Mr. Misaka and representatives of Needham & Company had a number of telephone conversations and other communications in which they discussed the terms of Zhone’s proposal. In particular, Needham & Company, on behalf of Sorrento, expressed Sorrento’s position that the economics of Zhone’s proposal did not provide adequate consideration to Sorrento stockholders. In response to Zhone’s initial proposal, Needham & Company tendered a counterproposal for a strategic transaction that reflected a greater valuation of Sorrento’s shares. Although there was no agreement on the key terms, such as the exchange ratio, the parties continued to engage in further negotiations.

On March 30, 2004, the Zhone board of directors held a telephonic meeting at which Zhone’s senior management provided the board of directors with the history of the discussions with Sorrento, the results of due diligence investigations, the terms of the transaction proposed by each of the companies and the status of negotiations surrounding a possible acquisition of Sorrento by Zhone. During and after the management presentations, the board of directors asked a number of questions and discussions ensued. After actively discussing the potential Sorrento transaction at length, the Zhone board of directors authorized management to continue discussions with Sorrento.

Throughout March and April 2004, Mr. Ejabat and Mr. Misaka had a series of periodic conversations with members of the Zhone board of directors to apprise them of events and to seek their views regarding the ongoing discussions with Sorrento.

Despite lack of agreement on significant terms of a possible transaction, on April 5, 2004, Zhone proposed that the parties proceed to the negotiation of definitive agreements without first resolving disagreements on the terms of the merger proposals. On April 6, 2004, Zhone’s outside counsel, Latham & Watkins LLP, distributed to Sorrento and its representatives a first draft of the merger agreement, which included a tentatively proposed exchange ratio of 1.0 share of Zhone common stock for each share of Sorrento common stock.

From April 6, 2004 to April 22, 2004, Sorrento, Zhone and their respective legal and financial advisors engaged in extensive negotiations regarding the terms of the definitive merger agreement and the ancillary agreements, and exchanged numerous drafts of these agreements. These discussions included a series of conversations between Zhone’s senior management, Sorrento’s senior management, and representatives of Needham & Company, Thomas Weisel Partners, Latham & Watkins, and Stradling Yocca Carlson & Rauth

(outside counsel to Sorrento), relating to, among other things, retention of certain key employees, severance payments to these key employees and the final exchange ratio.

During this same time period, Sorrento, Zhone and their respective legal and financial advisors continued to conduct due diligence and exchange extensive information concerning each other’s business, financial and legal affairs. The due diligence process also included numerous meetings and telephone conversations regarding the strength of Sorrento’s customer relationships, the comparison of Sorrento’s actual revenue to projected revenue, the treatment of Sorrento’s outstanding warrants and the resolution of Sorrento’s outstanding liabilities related to its employee benefit plans.

On April 9, 2004, a special telephonic meeting of the Sorrento board of directors was held to discuss the results of due diligence conducted by Sorrento on Zhone and the status of the merger agreement negotiations with Zhone. Mr. Arneson also updated the board of directors on the status of ongoing discussions regarding a possible strategic partnership, merger or other business combination between Sorrento and various third parties.

The parties and their legal and financial advisors met in San Diego on April 12, 2004. Present in person were Mr. Arneson, Mr. Armstrong, and representatives of Needham & Company, Thomas Weisel Partners, Latham & Watkins and Stradling Yocca Carlson & Rauth. Mr. Misaka and Mr. Misunas attended the meeting via teleconference. Due diligence continued as the parties and their legal and financial advisors continued to discuss the terms of the definitive merger agreement and other related documents.

On April 14, 2004, the parties convened a conference call which included representatives of Zhone, Sorrento, Needham & Company and Thomas Weisel Partners to permit each of Zhone and Sorrento to perform supplemental due diligence investigations of the other party. Later that evening, Mr. Ejabat and Mr. Misaka had a telephone conversation with Mr. Arneson to discuss issues related to the retention of certain key employees and the payment of severance benefits to these key employees.

The following day, on April 15, 2004, a representative of Needham & Company, on behalf of Sorrento, contacted two of Zhone’s directors, James Coulter and C. Richard Kramlich, as part of Sorrento’s due diligence review of Zhone. Later that day, Zhone’s senior management, Sorrento’s senior management and their respective legal and financial advisors continued to negotiate the remaining outstanding terms of the transaction.

During the morning of April 16, 2004, Sorrento’s board of directors held a telephonic meeting attended by Sorrento’s senior management, K.C. Schaaf of Stradling Yocca Carlson & Rauth, and representatives of Needham & Company. Mr. Arneson and Mr. Schaaf summarized for the board of directors the status of negotiations of the terms of the proposed merger agreement. Mr. Schaaf then discussed with the board of directors its fiduciary duties in connection with the proposed merger. Representatives of Needham & Company then presented their preliminary financial analysis of the proposed transaction. After discussion among members of the board of directors and Sorrento’s financial and legal advisors, the board of directors authorized management to continue negotiations of the definitive agreement with Zhone.

Zhone again inquired as to Sorrento’s customers as part of its due diligence efforts. In response, on April 17, 2007, Mr. Arneson, Mr. Armstrong and Mr. Truelock presented Mr. Ejabat and Mr. Misaka with additional information about Sorrento’s customers. The next day, on April 18, 2004, Mr. Ejabat and Mr. Misaka contacted some of the members of the Zhone board of directors to apprise them of Sorrento’s customer relationships, and to obtain the views of these directors regarding the ongoing discussions with Sorrento. On April 19, 2004, Mr. Misaka indicated to Needham & Company that Zhone would need to perform additional due diligence about Sorrento’s customers by arranging to have Mr. Ejabat speak to Sorrento’s major customers.

On April 19, 2004, the Zhone board of directors held a telephonic meeting to review the status of negotiations with Sorrento, including the material terms of the proposed definitive agreements and material open issues. The board of directors also reviewed and discussed the status of Zhone’s due diligence investigation of Sorrento’s business, financial and legal affairs. At these meetings, representatives of Thomas Weisel Partners reviewed with the Zhone board of directors preliminary financial analyses prepared in connection with the proposed transaction. After discussion among the members of the board of directors and the legal and financial advisors, the Zhone board of directors authorized management to continue negotiations of the definitive agreements with Sorrento.

To provide Zhone with additional comfort on due diligence and in accordance with Zhone’s earlier request, Sorrento made arrangements for Mr. Ejabat to communicate directly with Sorrento’s major customers on April 19, 2004 and April 20, 2004.

On April 20, 2004 and in the morning of April 21, 2004, Mr. Misaka and Mr. Ejabat had a series of conversations with Mr. Arneson, Mr. Armstrong, Mr. Truelock and, with respect to some of the conversations, representatives of Needham & Company, to discuss Sorrento’s outstanding and contingent liabilities, as well as the impact that these liabilities would have upon the exchange ratio. As a result of Zhone’s due diligence concerns and after extensive discussions, the parties mutually agreed upon an exchange ratio of 0.9 of a share of Zhone common stock for each share of Sorrento common stock, which reflected a premium of 28.8% per share of Sorrento common stock based upon the closing price of Sorrento common stock on April 20, 2004. In addition, Zhone required as conditions to its obligation to close the merger that Sorrento must meet a minimum closing cash requirement of $5 million and secure the election of the holders of at least 75% of its outstanding PIPE warrants to receive a warrant to purchase Zhone common stock in the merger.

On April 21, 2004, the Zhone board of directors held a telephonic meeting attended by Zhone’s senior management and financial advisors. Prior to the meeting, the board of directors received a package of information which included drafts of the proposed definitive merger agreement and related documents. Zhone’s senior management reviewed with the Zhone board of directors information regarding Zhone and Sorrento, and provided an update on its business, legal and financial due diligence investigations of Sorrento. The Zhone board of directors discussed the interests of certain of Zhone’s directors and executive officers in various New Enterprise Associates entities that hold Sorrento warrants and Zhone common stock. Senior management also made presentations on the outcome of final negotiations of the terms of the proposed definitive agreements. Thomas Weisel Partners provided the Zhone board of directors with a detailed financial analysis of the proposed transaction. Representatives of Thomas Weisel Partners also delivered to the Zhone board of directors Thomas Weisel Partners’ oral opinion, subsequently confirmed in writing, that as of April 21, 2004, and based upon and subject to the various considerations and assumptions described in the opinion, the consideration to be issued in the merger was fair, from a financial point of view, to Zhone. Following extensive discussions and consideration, the Zhone board of directors, by unanimous vote, (1) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement were fair, advisable and in the best interests of Zhone and its stockholders, (2) approved the merger agreement and the transactions contemplated by the merger agreement, and (3) adopted resolutions recommending that Zhone’s stockholders approve the issuance of Zhone common stock to be issued in the merger.

Also on April 21, 2004, a special telephonic meeting of the Sorrento board of directors was held to discuss the merger. All members of the Sorrento board of directors were present. Mr. Arneson presented a detailed review of the terms of the proposed merger with Zhone. Representatives of Needham & Company reviewed with the Sorrento board of directors its financial analysis of the proposed merger. Needham & Company then delivered to the Sorrento board of directors its oral opinion, subsequently confirmed in writing, that, as of April 21, 2004, and based upon and subject to the various considerations and assumptions described in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of Sorrento common stock. Following this presentation, a discussion ensued concerning the terms of the merger as set forth in the final drafts of the Agreement and Plan of Merger and related documentation presented to the Sorrento board of directors. The Sorrento board of directors considered and discussed, among other things, strategic and financial aspects of the proposed combination, and financial and legal due diligence performed by members of Sorrento’s senior management with respect to Zhone, and the prospects of several alternative transactions. The Sorrento board of directors unanimously approved the merger, the merger agreement and unanimously recommended that

Sorrento’s stockholders adopt the merger agreement. The Sorrento board of directors then authorized Mr. Arneson and Mr. Armstrong to finalize documentation and take reasonably necessary or appropriate actions to complete the merger.

Following approval of each board of directors, from April 21, 2004 to April 22, 2004, the parties and their counsel continued to finalize and document the legal terms of the definitive agreements for the transaction, and subsequently the merger agreement and the voting agreements were executed by the parties on April 22, 2004. The transaction was announced in a joint press release early in the afternoon of April 22, 2004.

Reasons for the Merger—Zhone

In reaching its determination to approve the merger, and to recommend that the Zhone stockholders vote to approve the issuance of shares of Zhone common stock pursuant to the terms of the merger agreement, the Zhone board of directors identified several potential benefits of the merger for Zhone and its stockholders. These potential benefits include the following:

•	the expectation that the strategic fit between Zhone and Sorrento would provide the opportunity to create a leader in next-generation access, metro and core optical equipment;

•	a combined customer base that would include some of the world’s largest telecommunications carriers and combined product lines that would bring each company’s current customers advanced new access and transport offerings bridging the gap between existing copper-based loops and fiber optics;

•	the expectation that the complementary nature of the technologies and products of Zhone and Sorrento would enhance the combined company’s ability to be better positioned to service its customers and provide an integrated solution;

•	the increased financial strength resulting from a combination of the two companies;

•	the expectation that the combined company would have the opportunity to realize significant cost savings from the reduction of operating expenses derived from the elimination of redundant infrastructures and the ability to take advantage of economies of scale; and

•	the belief that an improved platform for future growth provides the ability to acquire customers interested in a more comprehensive solution, which is made possible by the merger and the expanded product portfolio.

In reaching its decision to approve the merger agreement and the share issuance, the Zhone board of directors consulted with Zhone’s management, Zhone’s legal counsel regarding the legal terms of the merger, and Zhone’s financial advisors regarding the financial aspects of the merger and the fairness, from a financial point of view, of the exchange ratio to Zhone. The factors that the Zhone board of directors considered in its deliberations included the following:

•	the strategic and other expected benefits of the merger described above;

•	information and presentations by Zhone management and legal and financial advisors concerning the business, technology, products, operations, financial condition, organizational structure and competitive position of Zhone and Sorrento, on both an historical and prospective basis;

•	Zhone management’s view of the business and prospects of Zhone and Sorrento as stand-alone companies and as a combined company;

•	Zhone management’s view of the financial condition, results of operations and businesses of Zhone and Sorrento before and after giving effect to the merger;

•	the exchange ratio negotiated with Sorrento and the relative valuation of Sorrento considering recent and historical market prices of Zhone common stock, as well as how this compared to prices in several recent comparable transactions involving communications companies;

•	current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of Zhone and the common stock of Sorrento;

•	other strategic alternatives for Zhone, including the potential to enter into strategic relationships with third parties or acquire or combine with third parties;

•	the effect of the merger on Zhone’s customers, suppliers and employees;

•	the belief that the terms of the merger agreement are reasonable; and

•	the presentation by Thomas Weisel Partners LLC and its oral opinion presented on April 21, 2004, subsequently confirmed by delivery of its written opinion dated as of April 21, 2004, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Zhone.

The Zhone board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger agreement, including the following:

•	the risk that the potential benefits sought in the merger, including the synergies and cost-saving opportunities, may not be fully realized;

•	the risk that integration of the businesses, products and personnel of the two companies may not be successfully implemented in a timely and efficient manner, or at all;

•	the possibility that the merger might not be consummated;

•	the risk that as a result of the announcement of the merger, Zhone’s existing relationships with suppliers and customers could be impaired and Zhone might have increased difficulty attracting new customers;

•	the possibility that the market price of Zhone common stock could decrease sharply if the merger was not viewed favorably by stockholders, financial analysts and the press, generally;

•	the significant costs incurred by Zhone or the combined company as a result of the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the diversion of management’s time and attention from Zhone’s existing business;

•	the perception of Zhone as a viable, independent company may be damaged;

•	the risk of the potential loss of key employees; and

•	various other risks associated with the merger and the businesses of Zhone, Sorrento and the combined company described in this joint proxy statement/prospectus under “Risk Factors” and in the corresponding section in documents incorporated by reference into this joint proxy statement/prospectus.

After due consideration, the Zhone board of directors concluded, however, that overall, the potential benefits to Zhone and its stockholders of the merger outweighed the risks associated with the merger.

The above discussion of the factors considered by the Zhone board of directors is not intended to be exhaustive, but is believed to set forth the principal factors considered by the Zhone board of directors. The Zhone board of directors collectively reached the conclusion, by unanimous vote, to approve the merger agreement in light of the various factors described above and other factors that each member of the Zhone board of directors felt were appropriate. In view of the wide variety of factors considered by the Zhone board of directors in connection with its evaluation of the merger and the complexity of these matters, the Zhone board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Zhone board of directors made its recommendation based on the totality of information presented to and the investigation conducted by it. The members of the board of directors were aware that, as described below under “The Merger—Interests of

Directors and Executive Officers of Zhone in the Merger,” directors and officers of Zhone have interests in the merger in addition to, or different from, their interests as stockholders in Zhone, and the board of directors considered this in determining to recommend the transaction. In considering the factors discussed above, individual directors may have given different weights to different factors.

After careful consideration of all of the information and factors discussed in this section, the Zhone board of directors, by unanimous vote, approved the merger, the merger agreement and the other transactions contemplated by the merger agreement. The Zhone board of directors unanimously recommends that Zhone stockholders vote “FOR” the proposal to issue shares of Zhone common stock pursuant to the terms of the merger agreement.

Reasons for the Merger—Sorrento

Sorrento’s decision to enter into the merger with Zhone was the culmination of an investigation of financial and strategic alternatives by Sorrento’s management and board of directors beginning in December 2003. In reaching its decision to approve the merger agreement and the merger, and to recommend that the stockholders approve the merger agreement and the merger, the Sorrento board of directors consulted with senior management and its outside advisors. The Sorrento board of directors also independently considered a number of factors, including:

•	the complementary nature of the two companies’ product lines and sales channels;

•	the stronger balance sheet and cash position resulting from a combination of the two companies;

•	Sorrento’s future prospects as an independent entity, including its financial condition, results of operations and business and earnings, the likely need for additional financing and its ability to obtain future financing on terms acceptable to Sorrento or at all;

•	the fact that Sorrento’s stockholders will have the opportunity to participate in the potential for diversified and enhanced growth of the combined company after the merger;

•	the enhanced functional capabilities of the combined company through the addition of experienced management, sales, service, support and operations personnel;

•	the risks and constraints faced by Sorrento in the intelligent optical networking marketplace, in light of the fact that Sorrento’s major competitors have achieved greater market presence and possess larger financial resources;

•	the operational and administrative cost savings expected to result from the merger with Zhone as redundant operations are eliminated or streamlined;

•	the belief of management that consolidation in the intelligent optical networking industry is inevitable and the fact that the merger will bring together the complementary assets, resources and expertise of the two companies, which Sorrento believes will enable the combined company to more effectively compete in the rapidly changing optical networking markets; and

•	the expectation that the merger will be tax-free to Sorrento’s stockholders who receive Zhone common stock in exchange for their shares of Sorrento common stock in the merger (except to the extent they receive cash in lieu of fractional shares).

The Sorrento board of directors also reviewed with senior management and legal and financial advisors a number of additional factors relevant to the merger, including:

•	Sorrento management’s view of the business and prospects of Sorrento and Zhone as stand-alone companies and as a combined company;

•	historical information concerning Zhone’s and Sorrento’s businesses, financial performance and condition, operations, technology, management and competitive position;

•	current financial market conditions and historical market prices and trading information with regard to Sorrento’s common stock and Zhone’s common stock;

•	the terms and provisions of the merger agreement, including the representations and warranties, the covenants and the conditions of each party to closing the merger;

•	the financial outlook for Zhone and the likelihood of Zhone’s ability to complete the merger;

•	several potential alternative strategic transactions, including a potential combination with a private company and a potential combination with a foreign public company, both of which were subject to numerous risks and uncertainties and not viewed as likely to be consummated on terms as favorable as the merger; and

•	the financial analysis and presentation of Needham & Company, Inc., as well as the opinion of Needham & Company delivered to Sorrento’s board of directors on April 21, 2004, that, as of that date, and based upon and subject to the various considerations and assumptions described in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Sorrento common stock.

The Sorrento board of directors also identified and considered the following potentially negative factors in its deliberations concerning the merger:

•	the risk that key benefits of each company’s products and services cannot be integrated into a unified product offering delivering all the capabilities of both companies;

•	the risk that the integration of the two companies’ respective operations and employees might not occur in a timely manner and that the operations of the two companies might not be successfully integrated;

•	the risk that, despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company;

•	the risk that the expected cost savings and other synergies may not be realized;

•	the substantial costs to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the risk that potential benefits sought in the merger might not be fully realized;

•	the risk that the merger may not be completed because certain closing conditions are not met, including, but not limited to, Sorrento’s meeting a minimum closing cash requirement of $5 million and securing the election of the holders of at least 75% of its outstanding PIPE warrants to receive a warrant to purchase Zhone common stock in the merger;

•	the risk that Sorrento would be required to pay Zhone’s expenses up to $1 million and under certain circumstances a termination fee of $2 million in the event Sorrento breaches the merger agreement; and

•	the other risks described under the caption “Risk Factors” presented earlier in this joint proxy statement/prospectus.

This discussion of the information and factors considered by the Sorrento board of directors is not intended to be exhaustive but includes all material factors considered by the Sorrento board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Sorrento board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Sorrento board of directors may have given different weight to different factors.

After careful consideration, the Sorrento board of directors has determined that the merger agreement is fair to, and in the best interests of, its common stockholders, and unanimously recommends that Sorrento stockholders vote “FOR” the approval of the merger and the adoption of the merger agreement. Some directors of Sorrento may be deemed to have a conflict of interest with respect to the Sorrento board of directors’ approval of the merger and its recommendation that the Sorrento stockholders approve the merger. See “The Merger—Interests of Directors and Executive Officers of Sorrento in the Merger.”

Opinion of Thomas Weisel Partners LLC to Zhone

Thomas Weisel Partners LLC has acted as financial advisor to Zhone in connection with the merger. In connection with this engagement, Zhone requested that Thomas Weisel Partners evaluate the fairness, from a financial point of view, to Zhone of the consideration to be paid by Zhone pursuant to the merger. On April 21, 2004, at a meeting of the board of directors held to evaluate the merger, Thomas Weisel Partners rendered its oral opinion to the Zhone board of directors that as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by Zhone pursuant to the merger was fair, from a financial point of view, to Zhone. The opinion was subsequently confirmed by delivery by Thomas Weisel Partners of a written opinion dated April 21, 2004.

The full text of the Thomas Weisel Partners opinion, dated April 21, 2004, which we refer to as the TWP opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Stockholders of Zhone are encouraged to, and should, read the TWP opinion carefully and in its entirety for a discussion of the assumptions made, limitations upon the review undertaken and qualifications in rendering the opinion. However, we have included the following summary of the TWP opinion.

Thomas Weisel Partners has directed the TWP opinion to the board of directors of Zhone in connection with that board of directors’ consideration of the merger. The TWP opinion does not constitute a recommendation to you as to how you should vote with respect to the merger. The opinion addresses only the fairness of the consideration to be paid by Zhone pursuant to the merger from a financial point of view. Thomas Weisel Partners was not asked to consider, and its opinion does not address, the relative merits of the merger or any alternative business strategy or transaction in which Zhone may engage. Further, it does not address Zhone’s underlying decision to proceed with or effect the merger or any other aspect of the merger. In addition, Thomas Weisel Partners did not express an opinion regarding the price at which the combined company’s common stock may trade at any future time. The TWP opinion was necessarily based upon economic, monetary, market and other conditions as they existed and were made available to Thomas Weisel Partners as of the date of the opinion. Thomas Weisel Partners indicated that subsequent events, including the subsequent public reporting of Zhone and Sorrento’s financial results on April 22, 2004, may affect the opinion, which Thomas Weisel Partners has no obligation to update, revise or reaffirm. In furnishing its opinion, Thomas Weisel Partners did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act of 1933, as amended, or the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act. The TWP opinion includes statements to this effect.

In connection with its opinion, Thomas Weisel Partners, among other things:

(1)	reviewed certain publicly available financial and other data with respect to Zhone and Sorrento, including the consolidated financial statements for recent years and interim periods to December 31, 2003 and January 31, 2004, respectively, and certain other relevant financial and operating data relating to Zhone and Sorrento made available to Thomas Weisel Partners from published sources and from the internal records of Zhone and Sorrento for such periods;

(2)	reviewed the financial terms and conditions of a draft of the merger agreement dated April 21, 2004;

(3)	reviewed certain publicly available information concerning the trading of, and the trading market for, Sorrento common stock and Zhone common stock;

(4)	reviewed publicly available financial and stock market data with respect to selected other companies in the optical networking industry which Thomas Weisel Partners deemed to be relevant;

(5)	considered the financial terms, to the extent publicly available, of selected recent business combinations in the optical networking industry which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the merger;

(6)	reviewed and discussed with representatives of the management of Zhone and Sorrento certain information of a business and financial nature regarding Zhone and Sorrento, furnished to Thomas Weisel Partners by them and not publicly available, including financial forecasts and related assumptions;

(7)	made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with Zhone’s counsel; and

(8)	performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.

In connection with its review, Thomas Weisel Partners did not assume any obligation to independently verify the information referred to above. Instead, with Zhone’s consent, Thomas Weisel Partners relied on the information being accurate and complete in all material respects. Thomas Weisel Partners also made the following assumptions, in each case with Zhone’s consent:

•	with respect to the financial forecasts for Zhone and Sorrento provided to Thomas Weisel Partners by management of Zhone, Thomas Weisel Partners assumed for purposes of its opinion, upon the advice and with the consent of Zhone, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of management of Zhone at the time of preparation as to the future financial performance of Zhone and Sorrento, and these forecasts provide a reasonable basis upon which Thomas Weisel Partners could form its opinion;

•	that there have been no material changes in Zhone’s or Sorrento’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to Thomas Weisel Partners;

•	that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations;

•	that the representations and warranties of each party contained in the merger agreement are true and correct;

•	that there will be no adjustment to the consideration under the terms of the merger agreement;

•	that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement; and

•	that the merger will be consummated in accordance with the terms described in the merger agreement, without any further amendment thereto, and without waiver by Zhone of any of the conditions to its obligations thereunder.

In addition, for purposes of the TWP opinion:

•	Thomas Weisel Partners relied on advice of Zhone’s counsel as to all legal matters with respect to Zhone, the merger and the merger agreement;

•	Thomas Weisel Partners assumed that in the course of obtaining the necessary regulatory approvals for the merger, no restrictions, including any divestiture requirements, will be imposed;

•	Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Zhone or Sorrento, nor was Thomas Weisel Partners furnished with any such appraisals; and

•

the TWP opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion. In rendering its opinion, Thomas Weisel Partners noted that each of Zhone and Sorrento were announcing financial results on April 22, 2004 for financial periods ended March 31, 2004 and January 31, 2004, respectively, and that Thomas Weisel Partners’ opinion was based on the valuations of Zhone and Sorrento as of April 21, 2004 and its opinion did not take into account any consideration or account of any changes in valuations that may occur following such announcements.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Zhone and Sorrento. No company, business or transaction used in those analyses as a comparison is identical to Zhone, Sorrento or their respective businesses or the merger, nor is any evaluation of means, medians or ranges of multiples or premiums entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the operating results, public trading or other values of the companies or transactions being analyzed.

The estimates contained in the analyses performed by Thomas Weisel Partners and the rates of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

The following is a brief summary of the material financial analyses presented by Thomas Weisel Partners to the board of directors of Zhone in connection with the rendering of its opinion. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

Contribution Analysis. Thomas Weisel Partners performed a contribution analysis in which it reviewed certain historical and estimated future operating and financial information for Zhone, Sorrento and the pro forma combined company. The analysis was based on the relative contributions of each party to the pro forma combined company’s revenues and gross profit for the year ended December 31, 2003 and estimated revenues and gross profit for the year ending December 31, 2004. The 2003 gross profit for Zhone was based upon pro forma results, assuming full year contribution of both Zhone and Tellium. The 2003 gross profit for Sorrento was similarly based on pro forma results, excluding one-time items. The 2004 estimated financial information relating to Sorrento was based on projections of Sorrento management and Zhone management, and is presented as both a “high,” more optimistic and “low,” more conservative basis. The 2004 estimated financial information relating to Zhone was based on an average of publicly available investment banking research. The following table shows the percentage contributions of Zhone and Sorrento to the analyzed information for such periods:

	Contribution		Implied Exchange Ratio
	Zhone	Sorrento
2003 Revenues	76.7%	23.3%	1.159
2004 Revenues (Low Case)	78.6%	21.4%	1.041
2004 Revenues (High Case)	73.6%	26.4%	1.362
2003 Gross Profit	82.9%	17.1%	0.796
2004 Gross Profit (Low Case)	82.5%	17.5%	0.819
2004 Gross Profit (High Case)	76.7%	23.3%	1.159

Selected Public Companies Analysis. Based on an assessment of public market value of similar publicly-traded companies, Thomas Weisel Partners reviewed and compared specific financial and operating data relating to Sorrento with selected companies that Thomas Weisel Partners deemed in certain respects comparable to Sorrento in the optical networking industry. Based on public and other available information, Thomas Weisel Partners calculated the aggregate enterprise value, which Thomas Weisel Partners defined as market capitalization plus total debt less cash and cash equivalents, as a multiple of projected revenue for the companies listed below in the optical networking industry for calendar years 2003 and 2004. Projected 2004 information for Zhone was based on an average of publicly available investment banking research. Projected 2004 information for Sorrento was based on projections of Sorrento management and Zhone management. Projections for the other selected companies were based on Thomas Weisel Partners’ research and other publicly available investment banking research. Thomas Weisel Partners believes that the nine companies listed below have operations similar to some of the operations of Zhone and Sorrento, but noted that none of these companies has the same management, composition, size or combination of businesses as Zhone and Sorrento:

•	Adtran
•	ADVA
•	Advanced Fibre
•	Carrier Access
•	Ciena
•	Extreme
•	Foundry
•	Sycamore
•	Tellabs

The following table sets forth the multiples indicated by this analysis:

Aggregate Value/Revenue
	2003	2004E
First Quartile	2.99x	2.08x
Mean	3.94x	2.94x
Median	3.65x	2.73x
Third Quartile	4.99x	3.87x

Zhone	2.99x	2.63x
Sorrento (Low)	1.75x	1.72x
Sorrento (High)	1.75x	1.30x
Implied Exchange Ratio	1.158 to 1.916	0.829 to 1.987

Thomas Weisel Partners compared the revenue multiples for the selected companies with the corresponding revenue multiple for Sorrento using actual results for 2003 and the “high,” more optimistic and “low,” more conservative estimates for Sorrento determined by Sorrento management and Zhone management for 2004. Thomas Weisel Partners further determined implied exchange ratios set forth in the above table based on the Zhone enterprise valuation as a multiple of revenue in 2003 and 2004 and the Sorrento enterprise valuation based on actual revenue for 2003 and estimated revenue ranges for 2004.

Based on the inherent differences between the business, operations and prospects, selected companies listed above, and the business, operations and prospects of Sorrento, Thomas Weisel Partners did not believe that it was appropriate to rely solely on the quantitative results of the comparable company analysis and therefore did not do so in evaluating the results of this analysis. Additional, qualitative factors relating to differences in the financial and operating characteristics and prospects of Sorrento and the above listed companies were also considered in the Thomas Weisel Partners analysis.

Selected Transactions Analysis. Thomas Weisel Partners performed an analysis of certain merger and acquisition transactions involving other companies in Zhone and Sorrento’s industry and compared the aggregate transaction values as a multiple of revenues of the acquired entity from these other mergers and acquisitions with the revenue multiple value of Sorrento implied by the merger. Based on public and other available information, Thomas Weisel Partners calculated aggregate enterprise value as a multiple of revenue for the last 12 months, or LTM, and for the next 12 months, or NTM, in 14 selected acquisitions of optical networking companies that have been announced since January 1, 2002. For purposes of this analysis, aggregate enterprise value represented the total market capitalization plus total debt plus preferred stock less cash and cash equivalents. The acquisitions reviewed in this analysis were the following:

Acquiror	Target
Tekelec	Taqua
CIENA	Catena Networks
CIENA	Internet Photonics
Advanced Fibre	Marconi’s Access Division
CIENA	Akara
Zhone Technologies	Tellium
Sorrento	LuxN
Tellabs	Vivace Networks
CIENA	WaveSmith Networks
Motorola	Next Level Communications
Juniper	Unisphere
Advanced Fibre	AccessLan
CIENA	ONI Systems
Alcatel	Astral Point Communications

The following table sets forth the multiples indicated by this analysis:

Aggregate Value / Revenue
	LTM	NTM
First Quartile	3.01x	2.61x
Mean	5.58x	3.08x
Median	5.25x	3.38x
Third Quartile	7.63x	3.91x

Implied Exchange Ratio	1.167 to 2.910	1.030 to 2.008

No company or transaction used in the public company analysis or selected transactions analyses is identical to Zhone, Sorrento or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Zhone, Sorrento and the merger are being compared.

The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the board of directors of Zhone. In addition, Thomas Weisel Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of implied values resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of Zhone or Sorrento.

In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Zhone. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the consideration to be paid by Zhone pursuant to the merger agreement, and were provided to the board of directors of Zhone in connection with the delivery of the TWP opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, the TWP opinion and presentation were among the many factors that the board of directors of Zhone took into consideration in making its determination to approve the merger and merger agreement, and to recommend that its stockholders approve the merger.

Zhone has agreed to pay Thomas Weisel Partners a customary fee for its services, no portion of which is contingent on the completion of the transaction. Further, Zhone has agreed to indemnify Thomas Weisel Partners, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of Zhone for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. Thomas Weisel Partners has also acted as an underwriter in connection with offerings of securities of Zhone and Sorrento and performed various investment banking services for Zhone and Sorrento. A venture fund that is affiliated with Thomas Weisel Partners owns equity securities in Zhone that represent less than 5% of Zhone’s outstanding common stock.

Opinion of Needham & Company, Inc. to Sorrento

Sorrento retained Needham & Company to furnish financial advisory and investment banking services with respect to the proposed merger and to render an opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of Sorrento common stock. The exchange ratio was determined through arm’s length negotiations between Sorrento and Zhone and not by Needham & Company, although Needham & Company assisted Sorrento in these negotiations.

On April 21, 2004, Needham & Company delivered to the Sorrento board of directors its oral opinion, which it subsequently confirmed in writing as of April 21, 2004, that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the exchange ratio pursuant to the merger agreement was fair to the holders of Sorrento common stock from a financial point of view. The Needham & Company opinion is addressed to the Sorrento board of directors, is directed only to the financial terms of the merger agreement, and does not constitute a recommendation to any Sorrento stockholder as to how that stockholder should vote on, or take any other action relating to, the merger.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham & Company, is attached to this joint proxy statement/prospectus as Annex E. The summary of the Needham & Company opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the Needham & Company opinion. Sorrento stockholders should read the Needham & Company opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Needham & Company.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the merger agreement dated April 19, 2004;

•	reviewed certain publicly available information concerning Zhone and Sorrento and certain other relevant financial and operating data of Zhone and Sorrento furnished to Needham & Company by Zhone and Sorrento;

•	reviewed the historical stock prices and trading volumes of Zhone common stock and Sorrento common stock;

•	held discussions with members of management of Zhone and Sorrento concerning their current and future business prospects and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies;

•	reviewed certain research analyst projections with respect to Zhone and held discussions with members of the management of Zhone concerning those projections;

•	reviewed certain financial forecasts with respect to Sorrento prepared by the management of Sorrento and held discussions with members of management of Zhone and Sorrento concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for Sorrento;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	performed and considered such other studies, analyses, inquiries and investigations as Needham & Company deemed appropriate.

In arriving at its opinion, Needham & Company did not assume responsibility for independent verification of any of the information reviewed by or discussed with it and assumed and relied on the accuracy and completeness of that information. Needham & Company assumed that the financial forecasts for Sorrento provided to it by Sorrento management and information relating to the joint prospects of the combined companies were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Sorrento and Zhone, at the time of preparation, of the future operating and financial performance of Sorrento and the combined companies. Needham & Company relied upon the estimates of management of Sorrento and Zhone of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the merger. Needham & Company assumed, based upon discussions with management of Zhone, that the research analyst projections with respect to Zhone represent reasonable estimates as to the future financial performance of Zhone. Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Zhone or Sorrento. Needham & Company’s opinion states that it was based on economic, monetary and market conditions existing as of its date. Needham & Company expressed no opinion as to what the value of Zhone common stock will be when issued to the stockholders of Sorrento pursuant to the merger or the prices at which Zhone common stock or Sorrento common stock will actually trade at any time. In addition, Needham & Company was not asked to consider, and the Needham & Company opinion does not address, Sorrento’s underlying business decision to engage in the merger or the relative merits of the merger as compared to other business strategies that might be available for Sorrento.

No limitations were imposed by Sorrento on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary.

Contribution Analysis. Needham & Company reviewed and analyzed the pro forma contribution of each of Sorrento and Zhone to pro forma combined balance sheet information, pro forma combined operating results for calendar 2003 and pro forma projected calendar 2004 and calendar 2005 combined operating results. In calculating the pro forma combined balance sheet information, Needham & Company used Sorrento’s preliminary January 31, 2004 balance sheet and Zhone’s December 31, 2003 balance sheet. In calculating the pro forma operating results for calendar 2003, Needham & Company used Sorrento’s preliminary operating results for the 12 months ended January 31, 2004 and Zhone’s operating results for the 12 months ended December 31, 2003. In calculating the pro forma projected combined operating results, Needham & Company used financial forecasts prepared by Sorrento management and published research analyst projections for Zhone and assumed no cost savings or other synergies. Needham & Company reviewed, among other things, the pro forma contributions to net sales, gross profit, cash and equivalents, total assets and stockholders’ equity. This analysis indicated that Sorrento would have contributed:

•	15.2% of pro forma combined cash and equivalents;

•	15.3% of pro forma combined total assets; and

•	15.3% of pro forma combined liabilities and stockholders’ equity.

This analysis also indicated that Sorrento would have contributed or would contribute the percentages shown in the following table of:

•	calendar 2003, projected calendar 2004 and projected calendar 2005 pro forma combined net sales; and

•	calendar 2003, projected calendar 2004 and projected calendar 2005 pro forma combined gross profit.

	CY 2003	CY 2004	CY 2005
Net sales	23.4%	26.8%	28.8%
Gross profit	14.2%	23.3%	27.0%

Information as to relative contributions to operating income, income before taxes and net income was not meaningful due to Sorrento’s actual and projected losses for all of, and Zhone’s actual and projected losses for some of, the periods in question. The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

Based on the exchange ratio, and using the treasury stock method to calculate the number of shares of Sorrento common stock outstanding after taking into account outstanding warrants, options and convertible securities, Sorrento’s stockholders will own approximately 16.9% of Zhone after the merger. Based on the exchange ratio, on a fully-diluted basis, Sorrento’s stockholders will own approximately 22.6% of Zhone after the merger.

Stock Price Premium Analysis. Needham & Company analyzed publicly available financial information for 24 selected mergers and acquisitions of United States-based technology companies that represent transactions since January 1, 2003 with equity values of between $25 million and $150 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one day prior to the announcement of the transaction.

Needham & Company calculated premiums for Sorrento based on the Zhone closing stock price of $3.84 on April 21, 2004 and the exchange ratio of 0.90. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the merger.

	Selected Transactions				Zhone/ Sorrento Merger
	High	Low	Mean	Median
One day stock price premium	72.2%	2.4%	23.3%	18.6%	26.6%

Selected Transaction Analysis. Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions since January 1, 2003 with values of greater than $20 million involving companies in Zhone’s and Sorrento’s industry:

Acquirer	Target
Carrier Access Corporation	Paragon Networks International Inc.
Cisco Systems, Inc.	Latitude Communications Inc.
CommScope, Inc.	Avaya Inc. (Connectivity Solutions business)
F5 Networks, Inc.	uRoam, Inc.
Aastra Technologies Ltd.	Ascom Holding AG (PBX Div.)
Sierra Wireless, Inc.	AirPrime, Inc.
Tekelec	Santera Systems Inc.
Verso Technologies, Inc.	MCK Communications, Inc.
SR Telecom Inc.	Netro Corporation
UTStarcom, Inc.	3Com Corporation (CommWorks business)
Andrew Corporation	Allen Telecom Inc.
Motorola, Inc.	Next Level Communications, Inc.

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for Sorrento,

•	the enterprise value as a multiple of sales for the last 12 months revenues; and

•	the market value as a multiple of historical book value.

Needham & Company also analyzed, for the selected transactions,

•	the enterprise value as a multiple of earnings before interest and taxes for the last 12 months; and

•	the market value as a multiple of net income for the last 12 months,

but determined that the results were not meaningful because of Sorrento’s net losses for the last 12 months. In some cases, complete financial data was not publicly available for the selected transactions and only partial information was used in those instances.

Needham & Company calculated multiples for Sorrento based on the Zhone closing stock price of $3.84 on April 21, 2004, the exchange ratio of 0.90, and Sorrento’s preliminary balance sheet and statement of operations as of and for the 12 months ended January 31, 2004.

The following table sets forth information concerning the multiples of enterprise value to last 12 months, or LTM, sales and the multiples of market value to historical book value for the selected transactions and the same multiples implied by the merger.

	Selected Transactions				Zhone/ Sorrento Merger
	High	Low	Mean	Median
Enterprise value to LTM sales	13.1x	0.2x	2.8x	1.5x	2.3x
Market value to historical book value	4.7x	0.8x	2.6x	2.4x	2.9x

For these selected transactions that involved acquisitions of publicly traded companies, Needham & Company also analyzed:

•	the premium of consideration offered to the acquired company’s stock price one day prior to the announcement of the transaction; and

•	the premium of consideration offered to the acquired company’s stock price four weeks prior to the announcement of the transaction.

Needham & Company calculated premiums for Sorrento based on the Zhone closing stock price of $3.84 on April 21, 2004 and the exchange ratio of 0.90. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premiums implied by the merger.

	Selected Transactions				Zhone/ Sorrento Merger
	High	Low	Mean	Median
One day stock price premium	34.2%	2.0%	19.4%	22.9%	26.6%
Four week stock price premium	47.0%	3.1%	24.6%	32.1%	24.8%

Selected Company Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Sorrento to the corresponding data and ratios of certain other publicly traded communication network equipment companies that Needham & Company deemed relevant. These companies, referred to as the selected companies, consisted of the following:

C-COR.net Corp.

CIENA Corporation

Redback Networks Inc.

Riverstone Networks, Inc.

Sonus Networks, Inc.

Sycamore Networks, Inc.

Tellabs, Inc.

Zhone

The following table sets forth information concerning the following multiples for the selected companies and for Sorrento:

•	Total enterprise value as a multiple of LTM revenues;

•	Total enterprise value as a multiple of calendar 2003 revenues;

•	Total enterprise value as a multiple of projected calendar 2004 revenues; and

•	Total enterprise value as a multiple of projected calendar 2005 revenues.

Needham & Company calculated multiples for the selected companies and Sorrento based on the closing stock prices of those companies on April 21, 2004 and, for Sorrento, using Sorrento’s preliminary balance sheet and statement of operations as of and for the 12 months ended January 31, 2004.

	Selected Companies				Sorrento
	High	Low	Mean	Median
Total enterprise value to LTM revenues	12.6x	1.6x	5.3x	2.9x	1.7x
Total enterprise value as a multiple of calendar 2003 revenues	12.6x	1.6x	5.1x	2.9x	1.7x
Total enterprise value to projected calendar 2004 revenues	8.0x	1.3x	3.7x	2.6x	1.3x
Total enterprise value to projected calendar 2005 revenues	3.5x	1.6x	2.4x	2.3x	0.9x

No company, transaction or business used in the “Stock Price Premium Analysis,” “Selected Transaction Analysis,” or “Selected Company Analysis” as a comparison is identical to Sorrento, Zhone or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

Accretion/Dilution Analysis. Needham & Company reviewed various pro forma financial impacts of the merger on the holders of Sorrento and Zhone common stock based on the Zhone closing stock price of $3.84 on April 21, 2004 and the exchange ratio of 0.90 and estimated financial results of Sorrento and Zhone for calendar year 2004 and calendar year 2005, and assuming various levels of cost savings and other synergies resulting from the merger. The estimated financial results were based upon Sorrento management estimates and published research analyst estimates for Zhone and the estimated cost savings and other synergies assumptions were based upon estimates by management of Sorrento and Zhone. Based upon these projections and assumptions, Needham & Company noted that the merger would result in accretion to the projected earnings per share of Zhone common stock for calendar year 2004 and calendar year 2005. The actual operating or financial results achieved by the combined entity may vary from projected results, and these variations may be material.

Other Analyses. In rendering its opinion, Needham & Company considered various other analyses, including a history of trading prices and volumes for Sorrento and Zhone and an analysis of the exchange ratio based on historical trading prices for Sorrento and Zhone common stock.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of Sorrento and Zhone. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by Sorrento’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Sorrento’s board of directors or management with respect to the exchange ratio or the merger.

Under the terms of its engagement letter with Needham & Company, Sorrento has paid or agreed to pay Needham & Company a nonrefundable fee for rendering the Needham & Company opinion and a fee for financial advisory services that Sorrento and Needham & Company believe are customary in transactions of this nature. A substantial portion of Needham & Company’s fees, consisting of the fee for financial advisory services, are contingent on consummation of the merger. Whether or not the merger is consummated, Sorrento has agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as a financial advisor to Sorrento.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Sorrento board of directors to act as Sorrento’s financial advisor in connection with the merger based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with technology companies. Needham & Company has had no other investment banking relationship with Sorrento, and has had no investment banking relationship with Zhone, during the past two years. Needham & Company may in the future provide investment banking and financial advisory services to Sorrento and Zhone unrelated to the proposed merger, for which services Needham & Company expects to receive compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of Sorrento or Zhone for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in these securities.

Regulatory Approvals Required for the Merger

Zhone’s acquisition of Sorrento is subject to review by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the FTC, to determine whether it complies with applicable antitrust law. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and its related rules, the merger cannot be completed until both Zhone and Sorrento file notification of the proposed transaction with the Antitrust Division and the FTC and the specified waiting periods have expired or been terminated. On May 14, 2004, Zhone and Sorrento each filed notification reports with the Antitrust Division and the FTC and requested an early termination of the required waiting period. If early termination is not granted and a request for additional information by the relevant antitrust authorities is not made, the waiting period will expire at midnight on June 14, 2004.

At any time before or after the acquisition is completed, the Antitrust Division or the FTC could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of Zhone or Sorrento or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, Zhone and Sorrento believe that the completion of the merger will not violate U.S. antitrust laws. However, Zhone and Sorrento can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that Zhone and Sorrento will prevail.

In addition, the merger may be reviewed by the state attorneys general in the various states in which Zhone and Sorrento operate. While Zhone and Sorrento believe there are substantial arguments to the contrary, these authorities may claim that there is authority, under the applicable state and federal antitrust laws and regulations, to investigate or disapprove the merger under the circumstances and based upon the review set forth in applicable state laws and regulations. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

United States Federal Income Tax Consequences of the Merger

The following discussion describes the material U.S. federal income tax consequences generally applicable to Sorrento stockholders as a result of the exchange of their shares of Sorrento common stock for Zhone common stock pursuant to the merger. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described below.

Sorrento stockholders should be aware that this summary does not deal with all federal income tax considerations that may be relevant to particular Sorrento stockholders in light of their particular circumstances. In particular, this discussion does not address the tax consequences to Sorrento stockholders who are foreign persons, who are financial institutions, who are dealers in securities, who are insurance companies, who are tax-exempt entities, who are subject to the alternative minimum tax provisions of the Code, who do not hold their Sorrento stock as a capital asset, who acquired their Sorrento common stock pursuant to the exercise of employee stock options or otherwise as compensation, or who hold Sorrento stock as part of a hedge, straddle or conversion transaction. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effected prior or subsequent to, or concurrently with, the merger, whether or not any such transactions are undertaken in connection with the merger, including, without limitation, any transaction in which shares of Sorrento stock are acquired or shares of Zhone common stock are disposed of, or the tax consequences of the assumption by Zhone of the Sorrento options, Sorrento debentures or Sorrento warrants.

Sorrento urges each Sorrento stockholder to consult such stockholder’s own tax advisor as to the federal income tax consequences of the merger, and also as to any state, local, foreign or other tax consequences, based on such stockholder’s own particular facts and circumstances.

The merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. However, the closing of the merger is not conditioned upon the receipt by Zhone or Sorrento of an opinion of counsel regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code. In addition, the parties have not requested and will not request a ruling from the Internal Revenue Service or an opinion of counsel regarding the tax consequences of the merger. Accordingly, no assurance can be given that the Internal Revenue Service would not successfully challenge the treatment of the merger as a reorganization. Nevertheless, Sorrento, Zhone and Selene Acquisition Corp. have agreed in the merger agreement that each intends that the merger qualify as a reorganization and that each will treat and report the merger as such. Assuming the merger qualifies as a reorganization, the merger generally will result in the following U.S. federal income tax consequences:

•	neither Sorrento, Zhone nor Selene Acquisition Corp. will recognize any income, gain or loss as a result of the completion of the merger;

•	the holders of Sorrento stock will not recognize a gain or loss upon the exchange of Sorrento common stock for Zhone common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Sorrento common stock, as described below;

•	the aggregate tax basis of the Zhone common stock received by Sorrento stockholders in the merger, reduced by any tax basis attributable to fractional shares deemed to be disposed of, will be the same as the aggregate tax basis of the Sorrento common stock surrendered in exchange therefor;

•	the holding period of the Zhone common stock received by each Sorrento stockholder pursuant to the merger will include the period during which the stock surrendered in exchange therefor was held by such Sorrento stockholder, provided the Sorrento common stock so surrendered is a capital asset in the hands of the Sorrento stockholder at the time of the merger; and

•	cash payments received by holders of Sorrento common stock in lieu of a fractional share of Zhone common stock generally will be treated as if the fractional share of Zhone common stock had been issued in the merger and then redeemed by Zhone. A Sorrento stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon the payment measured by the difference, if any, between the amount of cash received and the basis in the fractional share.

Since the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code is not a condition to the closing of the merger, Sorrento stockholders should consider that the merger may not qualify as a reorganization. A successful Internal Revenue Service challenge to the reorganization status of the merger would result in Sorrento stockholders recognizing taxable gain or loss with respect to each share of Sorrento common stock surrendered equal to the difference between the stockholder’s basis in that share and the fair market value, as of the effective time of the merger, of the Zhone common stock received in the exchange. In that event, a stockholder’s aggregate basis in the Zhone common stock received would equal its fair market value, and the stockholder’s holding period for that stock would begin the day after the merger. Even if the Internal Revenue Service successfully challenged the reorganization status of the merger, each of Sorrento, Zhone and Selene Acquisition Corp. would still not recognize any income, gain or loss as a result of completion of the merger.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, Zhone will account for the merger using the purchase method of accounting. Under the purchase method of accounting, the estimated purchase price of Sorrento will be the fair value of the common stock that Zhone issues in connection with the merger, the fair value of the options and warrants to purchase shares of Sorrento common stock that Zhone assumes in connection with the merger, the liabilities assumed by Zhone in the merger, and the amount of direct transaction costs incurred by Zhone associated with the merger. The fair value of the common stock exchanged will be calculated based on the average closing price of Sorrento common stock on the Nasdaq National Market for the two days prior to the announcement of the merger, the day of the announcement (April 22, 2004) and the two days following the announcement.

The purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of the completion of the merger. To the extent that the purchase price exceeds the estimated fair value of the net assets acquired, the excess purchase price will be recorded as goodwill.

Zhone has obtained a preliminary third party valuation report for the purpose of preparing the unaudited pro forma condensed combined financial statements. The purchase price allocation will remain preliminary until Zhone completes a final third party valuation of identifiable intangible assets acquired, evaluates integration plans to be implemented in conjunction with the merger, and determines the fair values of other assets acquired and liabilities assumed at the closing date. The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the merger. The final amounts allocated to assets and liabilities acquired could be materially different from the amounts presented in the unaudited pro forma condensed combined financial statements.

Listing of Zhone Common Stock

The merger agreement provides that Zhone will use its reasonable best efforts to cause the shares of Zhone common stock to be issued in the merger to be approved for listing on the Nasdaq National Market prior to the completion of the merger. It is a condition to the consummation of the merger that the shares of Zhone common stock issuable in the merger be approved for listing on the Nasdaq National Market.

Deregistration of Sorrento Common Stock

If the merger is completed, Sorrento common stock will be deregistered under the Exchange Act and Sorrento will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of Zhone Common Stock Received in the Merger

The shares of Zhone common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable, except for shares of Zhone common stock issued to any person who is deemed to be an “affiliate” of Sorrento prior to the merger. Persons who may be deemed to be “affiliates” of Sorrento prior to the merger include individuals or entities that control, are controlled by, or are under common control of Sorrento prior to the merger, and may include officers and directors, as well as significant stockholders of Sorrento prior to the merger. Affiliates of Sorrento prior to the merger may not sell any of the shares of Zhone common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Zhone’s registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Zhone common stock to be received by affiliates of Sorrento in the merger.

Interests of Directors and Executive Officers of Zhone in the Merger

In considering the recommendation of the Zhone board of directors regarding the merger, Zhone stockholders should be aware that some Zhone directors and executive officers have interests in the merger and related arrangements that are different from, or in addition to, their interests as Zhone stockholders. These interests may create potential conflicts of interest for these directors and executive officers because they may be more likely to approve the merger than Zhone stockholders generally. The Zhone board of directors was aware of these interests and took these interests into account in its deliberations of the merits of the merger and in approving the merger and the transactions contemplated by the merger agreement. These interests are summarized below.

On August 8, 2003, Sorrento completed its acquisition of LuxN, Inc., pursuant to which (1) each share of LuxN common stock was cancelled, (2) certain holders of LuxN’s Series A-1 preferred stock elected to receive an aggregate of $14.8 million cash at closing, and (3) certain holders of LuxN’s Series A-1 preferred stock elected to receive an aggregate of 1,879,347 shares of Sorrento common stock. In addition, Sorrento issued warrants to purchase an aggregate of 400,000 shares of Sorrento common stock to the holders of LuxN’s Series A-1 preferred stock. Because various entities affiliated with New Enterprise Associates were holders of LuxN’s Series A-1 preferred stock immediately prior to the completion of Sorrento’s acquisition of LuxN, these entities affiliated with New Enterprise Associates received warrants, and are currently holders of such warrants, to purchase an aggregate of 91,930 shares of Sorrento common stock. Of the 91,930 shares of Sorrento common stock subject to warrants held by New Enterprise Associates entities, (a) 14,197 shares are subject to warrants held by New Enterprise Associates VIII, L.P., (b) 29,833 shares are subject to warrants held by New Enterprise Associates 8A, L.P., and (c) 47,900 shares are subject to warrants held by New Enterprise Associates 10, L.P.

C. Richard Kramlich, a member of Zhone’s board of directors, is a general partner of New Enterprise Associates, a venture capital firm that is affiliated with various New Enterprise Associates entities that hold Zhone common stock and warrants to purchase shares of Sorrento common stock. In addition, Morteza Ejabat, Zhone’s Chairman and Chief Executive Officer, Jeanette Symons, Zhone’s Chief Technology Officer, and Robert Dahl, a member of Zhone’s board of directors, and/or trusts for the benefit of the foregoing persons or their family members, have partnership interests in various New Enterprise Associates entities that are holders of both Zhone common stock and warrants to purchase shares of Sorrento common stock. Upon completion of the merger, these warrants to purchase shares of Sorrento common stock will be converted into warrants to purchase shares of Zhone common stock as adjusted to give effect to the merger exchange ratio.

These interests may create potential conflicts of interest for these directors and executive officers because they may be more likely to approve the issuance of Zhone common stock in connection with the merger than Zhone stockholders generally. The Zhone board of directors was aware of these interests and took these interests into account in its deliberations of the merits of the merger and in approving the merger and the transactions contemplated by the merger agreement.

Interests of Directors and Executive Officers of Sorrento in the Merger

Some members of Sorrento’s management and board of directors have interests in the merger that are in addition to or different from their interests as Sorrento stockholders. These interests may create potential conflicts of interest. The Sorrento board of directors was aware of these interests and considered them in approving the merger agreement and the merger.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that the indemnification obligations set forth in Sorrento’s certificate of incorporation, bylaws and any indemnification agreements will survive the merger and will not be amended, repealed or modified by the combined company for a period of six years after the effective date of the merger. In addition, for six years after the completion of the merger, Zhone will provide to Sorrento’s current directors and officers an insurance and indemnification policy with a $10 million limit and other terms which are no less favorable than Sorrento’s existing policy; provided, however, that Zhone is not required to pay an annual premium for the directors’ and officers’ insurance in excess of $1 million.

Severance, Stock Option Acceleration and Other Arrangements

Pursuant to the terms of an employment agreement between Sorrento and Phil Arneson, Sorrento’s Chairman and Chief Executive Officer, Mr. Arneson is to be paid his accrued salary plus any accrued and unused vacation upon termination for any reason. In addition, upon termination following a change of control, upon signing a waiver and general release, Mr. Arneson’s then-unvested options will vest and Mr. Arneson will be paid a lump sum amount equal to twice his current annual base salary. Additionally, Mr. Arneson’s health and life insurance and other benefits will continue for a two year period. The closing of the merger will constitute a change of control for purposes of Mr. Arneson’s employment agreement.

Pursuant to the terms of an employment agreement between Sorrento and Joe Armstrong, Sorrento’s Chief Financial Officer, Mr. Armstrong is to be paid his accrued salary plus any accrued and unused vacation upon termination for any reason. In addition, upon termination following a change of control, upon signing a waiver and general release, Mr. Armstrong’s then-unvested options will vest and Mr. Armstrong will be paid a lump sum amount equal to his current annual base salary. Additionally, Mr. Armstrong’s health and life insurance and other benefits will continue for a one year period. The closing of the merger will constitute a change of control for purposes of Mr. Armstrong’s employment agreement.

Pursuant to the terms of an employment agreement between Sorrento and Mitchell Truelock, Sorrento’s Vice President, Corporate Development, in the event Mr. Truelock is terminated without cause prior to certain conditions in the employment agreement, he will receive two months salary continuation and accelerated vesting of his then-unvested stock options. In addition, if Mr. Truelock is terminated without cause within six months following a change of control, Mr. Truelock will receive accelerated vesting of his then-unvested stock options. The closing of the merger will constitute a change of control for purposes of Mr. Truelock’s employment agreement.

Pursuant to the terms of Sorrento’s 2003 Equity Incentive Plan, all unvested options held by Sorrento’s outside directors vest in full upon a change of control transaction, such as the merger.

As a result of the interests described above, these executive officers and directors could be more likely to vote for, and to recommend the vote for, the proposal to approve the merger and adopt the merger agreement, than if they did not hold these interests.

Management and Operations Following the Merger

Upon completion of the merger, the executive officers and board of directors of Zhone will serve as the executive officers and board of directors of the combined company. The directors and executive officers of the combined company intend, following completion of the merger, to undertake a comprehensive review of the business, operations, capitalization and management of the combined company with a view to optimizing development of its potential on a going forward basis. The corporate headquarters of the combined company will be located in Oakland, California, at the location of the current headquarters of Zhone.

No Appraisal Rights

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the laws of Delaware, which is the state of incorporation of Zhone and Sorrento. As a result of these exceptions, neither Zhone stockholders nor Sorrento stockholders are entitled to appraisal rights in the merger.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated by reference in this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully in its entirety.

Structure of the Merger

Subject to the terms and subject to satisfaction of the conditions set forth in the merger agreement, Selene Acquisition Corp., a newly formed and wholly owned subsidiary of Zhone, will merge with and into Sorrento. The separate corporate existence of Selene will then cease, and Sorrento will then continue as the surviving corporation in the merger and will be a wholly owned subsidiary of Zhone.

Effective Time of the Merger

The closing of the merger will take place when all of the conditions contained in the merger agreement are satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger.

Conversion of Securities

Upon completion of the merger of Selene with and into Sorrento, each share of Sorrento common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive 0.9 of a share of Zhone common stock. Each share of Zhone common stock held in the treasury by Sorrento, by Zhone and Selene, immediately prior to the completion of the merger will be canceled without any payment of consideration.

The exchange ratio, which equals 0.9 of a share of Zhone common stock for each share of Sorrento common stock, will be proportionately adjusted for any stock dividend, stock split, reverse stock split, reclassification or similar event with respect to shares of Zhone common stock or Sorrento common stock effected between the date of the merger agreement and the completion of the merger.

Promptly after completion of the merger, Zhone’s transfer agent will mail to former Sorrento stockholders a letter of transmittal and instructions to be used in surrendering stock certificates which represented shares of Sorrento common stock prior to the completion of the merger. When a former Sorrento stockholder delivers these certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, the former Sorrento stockholder will receive Zhone stock certificates representing the number of whole shares of Zhone common stock to which the stockholder is entitled under the merger agreement and cash in lieu of any fractional shares of Zhone common stock.

Treatment of Sorrento Stock Options and Warrants

Upon completion of the merger, Zhone will assume all options to purchase Sorrento common stock then outstanding under Sorrento’s stock option plans and option agreements. After the merger, each option will represent the right to purchase that number of shares of Zhone common stock equal to the number of shares of Sorrento common stock covered by the option immediately before the merger multiplied by the exchange ratio, rounded down to the nearest whole share. The exercise price per share of Zhone common stock subject to each option will equal the pre-conversion price per share of Sorrento common stock subject to such option divided by the exchange ratio, rounded to the nearest whole cent.

Subject to the rights of holders of Sorrento’s PIPE warrants to elect to receive cash in exchange for their PIPE warrants, each warrant to purchase Sorrento common stock outstanding immediately prior to the merger automatically will be converted into a warrant to purchase Zhone common stock. After the merger, each assumed warrant will represent the right to purchase that number of shares of Zhone common stock equal to the number of shares of Sorrento common stock covered by the warrant immediately before the merger multiplied by the exchange ratio, rounded down to the nearest whole share. The exercise price per share of Zhone common stock subject to each warrant will equal the pre-conversion price per share of Sorrento common stock subject to such warrant divided by the exchange ratio, rounded to the nearest whole cent.

Treatment of Restricted Stock

If any shares of Sorrento common stock outstanding immediately prior to the closing of the merger are unvested or are subject to a repurchase option or risk of forfeiture upon any termination of the stockholders’ employment, directorship or other relationship with Sorrento, under the terms of any agreement with Sorrento that does not by its terms provide that such repurchase option or risk of forfeiture lapses upon consummation of the merger, then the shares of Zhone common stock issued upon the conversion of those shares in the merger will continue to be unvested and subject to the same repurchase options and risks of forfeiture.

Treatment of Sorrento Debentures

Upon completion of the merger, each 7.5% senior convertible debenture due August 2, 2007 of Sorrento which is outstanding will be assumed by Zhone and thereafter continue to represent a debenture of Sorrento, except that the Sorrento debentures will be convertible into shares of Zhone common stock and as adjusted to give effect to the merger.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties made by Zhone and Selene on the one hand, and Sorrento, on the other, relating to, among other things, the following subject matters:

•	incorporation and qualification,

•	certification of incorporation and bylaws,

•	capitalization,

•	authority to enter into the merger agreement,

•	board approval,

•	no conflict with charter documents and contracts,

•	required consents, approvals, authorizations and permits,

•	permits and compliance with laws,

•	SEC filings, financial statements and the accuracy of the information contained in those documents,

•	broker’s fees,

•	absence of specified material changes or events,

•	tax treatment of the merger,

•	litigation,

•	opinions of financial advisors, and

•	vote required for stockholder approval.

Sorrento made additional representations and warranties regarding:

•	employee benefit plans,

•	labor and other employment matters and labor contracts,

•	the validity, binding nature and absence of material defaults with respect to specified contracts,

•	compliance with laws related to environmental matters,

•	intellectual property,

•	tax matters,

•	insurance policies,

•	properties and assets,

•	customers,

•	customer revenues,

•	transactions with interested persons, and

•	absence of agreements to sell Sorrento or effect any merger, business combination, recapitalization, liquidation or other reorganization.

Conduct of Business by Sorrento Prior to Completion of the Merger

Sorrento has agreed that, prior to the completion of the merger, it will conduct operations only in the ordinary and usual course of business consistent with past practice. In addition, Sorrento will not, between the date of the merger agreement and the completion of the merger, do any of the following without Zhone’s prior written consent:

•	amend its certificate of incorporation or bylaws,

•	issue, sell, pledge, dispose of, grant, transfer or encumber any of its capital stock, convertible securities, or options, warrants or other rights to acquire any capital stock or convertible securities, other than (1) the issuance of Sorrento common stock upon the exercise or conversion of outstanding Sorrento options, warrants, and debentures, (2) the granting options to purchase an aggregate of up to 200,000 shares of Sorrento common stock in the ordinary course of business consistent with past practice, or (3) the issuance of shares of Sorrento common stock to the holders of Sorrento debentures in satisfaction of periodic interest payments due under the Sorrento debentures,

•	sell, pledge, dispose, transfer, lease, license, guarantee or encumber any material property or assets,

•	declare or pay any dividends or make other distributions,

•	enter into any agreement with respect to the voting of its capital stock,

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any of its capital stock,

•	acquire any interest in any person or any material assets,

•	incur any indebtedness money or issue any debt securities or assume, guarantee or endorse the obligations of any person for borrowed money,

•	terminate, cancel or agree to any material change in any material contract,

•	increase the compensation or benefits of directors, officers or employees,

•	grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee,

•	amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any benefit plan,

•	pay, discharge or satisfy any material claims, liabilities or obligations,

•	accelerate or delay collection of material notes and accounts receivable in advance or beyond their regular due dates,

•	delay or accelerate payment of material accounts payable in advance of their due dates,

•	make any change in accounting policies or procedures other than in the ordinary course of business consistent with past practice or as required by United States generally accepted accounting principles or by a government entity,

•	waive, release, assign, settle or compromise any material claims, litigation or arbitration,

•	make any material tax election, settle or compromise any material tax liability, amend any tax return or file any tax refund,

•	take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code,

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement,

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied, or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Additional Agreements

Stockholder Meetings

Zhone has agreed to call and hold a meeting of its stockholders as promptly as reasonably practicable after the date on which the registration statement becomes effective and the joint proxy/prospectus is cleared by the SEC for the purpose of voting upon the approval of the issuance of Zhone common stock pursuant to the merger agreement. In connection with the Zhone stockholder meeting, the Zhone board of directors will use its reasonable best efforts to obtain Zhone stockholder approval, will recommend that Zhone stockholders approve of the issuance of the shares of Zhone common stock pursuant to the merger agreement, and will not withdraw or adversely modify its recommendation.

Sorrento has agreed to call and hold a meeting of its stockholders as promptly as reasonably practicable after the date on which the registration statement becomes effective and the joint proxy/prospectus is cleared by the SEC for the purpose of voting upon the adoption of the merger agreement. Subject to the fiduciary duty exceptions described in the merger agreement, the Sorrento board of directors will use its reasonable best efforts to obtain Sorrento stockholder approval, will recommend that the Sorrento stockholders approve the merger agreement and the merger, and will not withdraw or adversely modify its recommendation.

Access to Information and Confidentiality

Each of Zhone and Sorrento has agreed to provide access to its books and records to the other party and its directors, officers, employees and other representatives, and to comply with its obligations under confidentiality agreements among the parties.

Consents and Filings

Zhone and Sorrento have agreed to use their reasonable best efforts to take all necessary action to consummate the transactions contemplated by the merger agreement, obtain any required consents and licenses, and make all necessary filings.

Employee Benefits

With respect to each Zhone employee benefit plan in which Sorrento employees participate after the merger, Sorrento employees will be granted credit for service with Sorrento for purposes of determining vesting and entitlement to benefits, including for severance benefits and vacation entitlement, except to the extent such service credit will result in the duplication of benefits or to the extent that service was not recognized under the Sorrento employee benefit plan.

Sorrento’s employee stock purchase plan permits eligible Sorrento employees to purchase Sorrento common stock at a discount pursuant to such employees’ participation in the plan. Following the date of the merger agreement, no offering periods will commence. With respect to any offering period that is in effect immediately prior to the consummation of the merger, each participant’s accumulated payroll deductions will be used to purchase shares of Sorrento common stock immediately prior to the completion of the merger. Upon the completion of the merger, the Sorrento employee stock purchase plan will be terminated.

Indemnification of Officers and Directors

The merger agreement provides that the indemnification obligations set forth in Sorrento’s certificate of incorporation, bylaws and any indemnification agreements will survive the merger and will not be amended, repealed or modified for a period of six years after the completion of the merger.

In addition, for six years after the completion of the merger, Zhone must provide to Sorrento’s current directors and officers an insurance and indemnification policy with a $10 million limit and other terms which are no less favorable than Sorrento’s existing policy. However, Zhone is not required to pay an annual premium for the directors’ and officers’ insurance in excess of $1 million.

No Solicitation of Other Transactions

The merger agreement provides that Sorrento and its subsidiaries will not through any representatives or otherwise:

•	encourage, initiate, solicit or facilitate any acquisition proposal (as defined below),

•	participate or engage in any discussions or negotiations regarding, or furnish any nonpublic information with respect to, or facilitate any inquiries or any acquisition proposal,

•	engage in discussions with any person with respect to any acquisition proposal,

•	approve, endorse or recommend any acquisition proposal, or

•	enter into any agreement, commitment or understanding contemplating or relating to any acquisition proposal,

provided that, Sorrento may, in response to an acquisition proposal that was not solicited after the date of the merger agreement, participate in discussions or negotiations with or furnish information to any person which makes an acquisition proposal if:

•	such action is taken subject to a confidentiality agreement containing customary terms and conditions,

•	the Sorrento board of directors reasonably determines in good faith, after consultation with outside legal counsel and financial advisor, that such acquisition proposal may lead to a superior proposal (as defined below), and

•	the Sorrento board of directors reasonably determines in good faith, after consultation with outside legal counsel, that failure to take such actions would constitute a breach of its fiduciary duties.

In addition, Sorrento has agreed that its board of directors will not withdraw, modify or amend its recommendation of the approval of the merger. However, the Sorrento board of directors may withdraw, modify or amend its recommendation of the merger by Sorrento stockholders if, following receipt of a superior proposal:

•	the Sorrento board of directors reasonably determines in good faith, after consultation with outside legal counsel, that failure to take such actions would constitute a breach of its fiduciary duties, and

•	prior to taking such actions, the Sorrento board of directors has given Zhone at least five business days’ notice of its intention to take such action and the opportunity to meet with Sorrento and its outside counsel and financial advisor.

The merger agreement defines an “acquisition proposal” as any offer or proposal concerning the following:

•	a merger, consolidation, business combination or similar transaction involving Sorrento,

•	a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise of Sorrento’s assets representing 20% or more of the consolidated assets of Sorrento and its subsidiaries,

•	an issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the Sorrento’s voting power,

•	a transaction in which any person acquires beneficial ownership, or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of Sorrento’s outstanding voting capital stock, or

•	any combination of the foregoing (other than the merger contemplated by the merger agreement).

The merger agreement defines a “superior proposal” as a bona fide written offer made by any person other than Zhone that:

•	concerns an acquisition proposal (except that references in the definition of acquisition proposal to “20%” will be “50%”) involving Sorrento,

•	is on terms which the Sorrento board of directors in good faith concludes (following consultation with its financial advisors and outside legal counsel) are more favorable to Sorrento stockholders than the transactions contemplated by the merger agreement, and

•	is, in the good faith judgment of Sorrento, reasonably likely to be financed and completed, taking into account the various legal, financial and regulatory aspects of the proposal.

Conditions to Completion of the Merger

The obligations of Zhone and Sorrento to effect the merger are subject to the satisfaction or waiver, prior to the completion of the merger, of various conditions, including the following:

•	the registration statement covering the issuance of shares of Zhone common stock to be issued pursuant to the merger agreement has been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement has been issued or threatened by the SEC,

•	the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the issuance of the shares of Zhone common stock) have been approved by the requisite vote of the stockholders of Zhone and Sorrento,

•	no governmental agency or court has issued any order, decree, judgment or injunction that prevents or prohibits consummation of the completion of the merger or any other transaction contemplated by the merger agreement,

•	all material consents, approvals and authorizations of any governmental entity have been obtained, and

•	the shares of Zhone common stock issuable to the Sorrento stockholders in the merger have been approved for listing on the Nasdaq National Market.

In addition, the obligations of Zhone and Selene to effect the merger are subject to the satisfaction or waiver, prior to the completion of the merger, of each of the following conditions:

•	the representations and warranties of Sorrento will be true and correct as of the date the merger is to be completed, except where the failure of those representations and warranties to be true and correct would not have a material adverse effect on Sorrento,

•	Sorrento has performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with prior to the date the merger is to be completed,

•	Sorrento has obtained all material consents, approvals and authorizations required pursuant to the merger agreement,

•	since the date of the merger agreement, no event will have occurred that has a material adverse effect on Sorrento,

•	Sorrento has, upon completion of the merger, cash on hand of not less than $5 million, after payment of all legal, accounting, banking, severance and bonus obligations, and

•	Sorrento has obtained from the holders of not less than 75% of the outstanding warrants to purchase shares of Sorrento common stock issued in connection with Sorrento’s December 31, 2003 and January 26, 2004 financings (including warrants issued to Sorrento’s financial advisor in connection therewith) such holders’ consent to exchange such warrants for warrants to purchase Zhone common stock on the terms set forth in the merger agreement, including a waiver of any associated warrant purchase obligations on the part of Zhone.

In addition, the obligations of Sorrento to effect the merger are subject to the satisfaction or waiver, prior to the completion of the merger, of each of the following conditions:

•	the representations and warranties of Zhone and Selene will be true and correct as of the date the merger is to be completed, except where the failure of those representations and warranties to be true and correct would not have a material adverse effect on Zhone,

•	Zhone has performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with prior to the date the merger is to be completed,

•	Zhone has obtained all material consents, approvals and authorizations, required pursuant to the merger agreement, and

•	since the date of the merger agreement, no event will have occurred that has a material adverse effect on Zhone.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

(1)	by mutual written consent of the Zhone and Sorrento boards of directors,

(2)	by Zhone or Sorrento if:

(a)	the merger has not been completed prior to September 30, 2004, unless it is the terminating party’s failure to fulfill any obligation under the merger agreement that resulted in the failure of the merger to occur on or before that date,

(b)	any governmental entity has issued an order or ruling permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, and such order or ruling has become final and nonappealable, or

(c)	the approval by the stockholders of Zhone and Sorrento required for consummation of the merger is not obtained, unless it is the terminating party’s failure to fulfill any obligation under the merger agreement that resulted in the failure to obtain the approval of such party’s stockholders,

(3)	by Zhone if:

(a)	the Sorrento board of directors has: (i) failed to make, or withdrawn or adversely modified its recommendation of the merger, (ii) approved or recommended to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into any agreement with respect to an acquisition proposal, (iii) after an acquisition proposal has been made, failed to affirm its recommendation of the merger within five business days of any request by Zhone to do so, or (iv) recommended that its stockholders tender their shares in any tender offer or exchange offer that is commenced (other than by Zhone) that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock, or

(b)	there has been a breach by Sorrento of any representation, warranty or covenant contained in the merger agreement which (i) would result in a failure to satisfy specified merger conditions and (ii) is not cured within 20 days; provided that Zhone is not in material breach of its obligations or its representations and warranties under the merger agreement and Zhone has given Sorrento at least 20 days’ prior written notice,

(4)	by Sorrento if:

(a)	it receives a superior proposal and the Sorrento board of directors reasonably determines in good faith, after consultation with outside legal counsel, that it is necessary to terminate the merger agreement and enter into an agreement to effect the superior proposal in order to comply with its fiduciary duties; provided that Sorrento has complied with its obligations under the merger agreement, including (i) giving Zhone the opportunity to submit a competing proposal and (ii) paying Zhone certain fees required under the merger agreement (as described below),

(b)	the Zhone board of directors has failed to make, or has withdrawn or adversely modified its recommendation of the issuance of shares of Zhone common stock, or

(c)	there has been a breach by Zhone of any representation, warranty or covenant contained in the merger agreement which (i) would result in a failure to satisfy specified merger conditions and (ii) is not cured within 20 days; provided that Sorrento is not in material breach of its obligations or its representations and warranties under the merger agreement and Sorrento has given Zhone at least 20 days’ prior written notice.

Expenses and Termination Fee

Expenses

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, Zhone and Sorrento will share equally all expenses related to printing, filing and mailing the registration statement and the joint proxy statement/prospectus, all SEC filing fees incurred in connection therewith, and the filing fees related to any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Termination Fee

Under the terms of the merger agreement, Sorrento has agreed to reimburse Zhone up to $1 million for expenses incurred by Zhone in connection with the merger negotiations if (1) Zhone terminates the merger agreement due to a breach by Sorrento of any representation, warranty or covenant contained in the merger agreement, or (2) either Zhone or Sorrento terminates the merger agreement because Sorrento stockholders failed to approve the adoption of the merger agreement at a meeting of Sorrento stockholders or at an adjournment of that meeting.

Zhone must reimburse Sorrento up to $1 million for expenses incurred by Sorrento in connection with the merger negotiations if (1) Sorrento terminates the merger agreement because the Zhone board of directors fails to make, or withdraws or adversely modifies its recommendation of the issuance of shares of Zhone common stock, (2) Sorrento terminates the merger agreement due to a breach by Zhone of any representation, warranty or covenant contained in the merger agreement, or (3) either Zhone or Sorrento terminates the merger agreement because Zhone stockholders failed to approve the issuance of shares of Zhone common stock under the merger agreement at a meeting of Zhone stockholders or at an adjournment of that meeting.

In addition, under the terms of the merger agreement, Sorrento has agreed to pay Zhone a termination fee of $2 million (less amounts, if any, previously paid to reimburse Zhone for out-of-pocket expenses) in the event that the merger agreement is terminated:

•	by Sorrento because it receives a superior proposal and the Sorrento board of directors reasonably determines in good faith, after consultation with outside legal counsel, that it is necessary to terminate the merger agreement and enter into an agreement to effect the superior proposal in order to comply with its fiduciary duties, or

•	by Zhone because the Sorrento board of directors: (1) fails to make, or withdraws or adversely modifies its recommendation of the merger, (2) approves or recommends an acquisition proposal other than that contemplated by the merger agreement or enters into any agreement with respect to an acquisition proposal, (3) fails to affirm its recommendation of the merger within five business days of any request by Zhone to do so, or (4) recommends that its stockholders tender their shares in a tender offer or exchange offer that is commenced (other than by Zhone).

Sorrento will also be required to pay Zhone the $2 million termination fee (less amounts, if any, previously paid to reimburse Zhone for out-of-pocket expenses) if all of the following conditions are met:

•	the merger agreement has been terminated on either of the following bases:

•	Zhone terminates the merger agreement due to a breach by Sorrento of any representation, warranty or covenant contained in the merger agreement, or

•	Zhone or Sorrento terminates the merger agreement because the merger has not been completed prior to September 30, 2004 or the Sorrento stockholders failed to approve the adoption of the merger,

•	at any time after the date of the merger agreement but before its termination, an acquisition proposal has been publicly made, proposed or communicated, and

•	within 12 months following the termination of the merger agreement, Sorrento consummates or enters into an agreement with respect to the acquisition proposal which is subsequently consummated.

Amendment and Waiver

Subject to applicable law, the parties may amend the merger agreement in writing at any time prior to the completion of the merger. In addition, at any time prior to the completion of the merger, any party to the merger agreement may (1) extend the time for performance of any of the obligations of the other party, (2) waive any inaccuracies in the representations and warranties of the other party and (3) waive compliance by the other party with any of the agreements or conditions in the merger agreement. However, after a party has received the approval of its stockholders, no amendment, extension or waiver can be made that by law or in accordance with the rules of the Nasdaq National Market requires further stockholder approval without such further approval.

VOTING AGREEMENTS

The following summary describes the material provisions of the voting agreements, the forms of which are attached to this joint proxy statement/prospectus as Annex B and Annex C and are incorporated by reference in this joint proxy statement/prospectus. This summary may not contain all of the information about the voting agreements that is important to you. We encourage you to read the voting agreements carefully in their entirety.

Zhone Stockholders

As an inducement to Sorrento to enter into the merger agreement, certain persons and entities affiliated with Texas Pacific Group, Kohlberg Kravis Roberts & Co., L.P., New Enterprise Associates and NIF Ventures, each of whom is a significant stockholder of Zhone, Michael Connors, Robert Dahl and Barton Shigemura, each of whom is a director of Zhone, and Morteza Ejabat, Jeanette Symons and Kirk Misaka, each of whom is an executive officer of Zhone, entered into a voting agreement with Sorrento. As of the record date for the Zhone special meeting, these stockholders collectively held an aggregate of approximately 34,016,504 shares of Zhone common stock representing approximately 43% of the voting power of the Zhone common stock.

Pursuant to the terms of the voting agreement, each stockholder agreed to vote (1) in favor of the merger, the adoption of the merger agreement and the approval of transactions contemplated by the merger agreement, and (2) against any proposal or transaction that would impede, frustrate, prevent or nullify the merger, the merger agreement or the transactions contemplated by the merger agreement. Each stockholder appointed Joe R. Armstrong as such stockholder’s proxy and attorney-in-fact to vote such stockholder’s shares of Zhone stock in accordance with the provisions of the voting agreement and revoked all prior proxies. Each stockholder also agreed not to sell, transfer or otherwise dispose of such stockholder’s Zhone shares, subject to certain exceptions provided in the voting agreement.

The voting agreement terminates upon the earlier to occur of (1) the completion of the merger or (2) the termination of the merger agreement in accordance with its terms. See “The Merger Agreement-Termination of the Merger Agreement.”

Sorrento Stockholders

As an inducement to Zhone and Selene to enter into the merger agreement, Phillip W. Arneson, Joe R. Armstrong, Donne F. Fisher, Robert L. Hibbard, Gary M. Parsons, Larry J. Matthews, Don Herzog and Tom Schilling, each of whom is a director, executive officer or significant stockholder of Sorrento, entered into a voting agreement with Zhone and Selene. As of the record date for the Sorrento special meeting, these stockholders collectively held an aggregate of approximately 24,662 shares of Sorrento common stock, representing less than one percent of the voting power of the Sorrento common stock.

Pursuant to the terms of the voting agreement, each stockholder agreed to vote (1) in favor of the merger, the adoption of the merger agreement and the approval of transactions contemplated by the merger agreement, (2) against any other merger agreement or alternative transaction to that contemplated by the merger agreement with Zhone, and (3) against any proposal or transaction that would impede, frustrate, prevent or nullify the merger, the merger agreement or the transactions contemplated by the merger agreement. Each stockholder appointed Morteza Ejabat as such stockholder’s proxy and attorney-in-fact to vote such stockholder’s shares of Sorrento stock in accordance with the provisions of the voting agreement and revoked all prior proxies. Each stockholder also agreed not to sell, transfer or otherwise dispose of such stockholder’s Sorrento shares, subject to certain exceptions provided in the voting agreement, nor to solicit any acquisition proposal.

The voting agreement terminates upon the earlier to occur of (1) the completion of the merger or (2) the termination of the merger agreement in accordance with its terms. See “The Merger Agreement-Termination of the Merger Agreement.”

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF ZHONE AND SORRENTO

The following selected unaudited pro forma condensed combined consolidated financial statements give effect to the merger of Zhone and Sorrento under the purchase method of accounting. The pro forma adjustments are made as if the merger had been completed at the beginning of the year for the results of operations data for the year ended December 31, 2003 and for the three months ended March 31, 2004, and for balance sheet purposes on March 31, 2004. Because the fiscal year ends of Zhone and Sorrento differ, for the purposes of presenting the unaudited pro forma condensed combined financial statements below, the financial statements of Zhone for the year ended December 31, 2003 and for the three months ended March 31, 2004 were combined with the financial statements of Sorrento for the year and three months ended January 31, 2004. On November 13, 2003, Zhone acquired all of the outstanding stock of Tellium in a reverse merger transaction. This transaction was determined to be significant to Zhone for the purposes of preparing the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2003. Accordingly, the statements of operations of Zhone and Sorrento for the year ended December 31, 2003 as discussed above were combined with the statement of operations of Tellium from January 1, 2003 through November 12, 2003.

Under the purchase method of accounting, the aggregate consideration paid is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the transaction date. Any excess purchase price is recorded as goodwill. A preliminary valuation was conducted in order to assist the management of Zhone in determining the fair values of a significant portion of these assets and liabilities. This preliminary valuation has been considered in management’s estimates of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. A final determination of these fair values cannot be made prior to the completion of the merger. The final valuation will be based on the actual net tangible and intangible assets and liabilities assumed of Sorrento that exist as of the date of the completion of the merger.

The unaudited pro forma condensed combined consolidated financial statements include only a preliminary estimate of the liabilities resulting from integration planning, as management of Zhone and Sorrento are in the process of making these assessments and estimates of these costs have not been finalized. However, costs will ultimately be recorded for severance or relocation of Sorrento employees, costs for vacating certain leased facilities of Sorrento, or other costs of exiting activities, such as the potential cancellation of projects in development and the associated impairment of assets that would affect amounts in the pro forma financial statements. Depending on the timing of such decisions, these costs will either be recorded as part of the purchase price of the acquisition or charged to expense in the combined company’s statement of operations in the period in which they are incurred.

These unaudited pro forma condensed combined consolidated financial statements have been prepared based on preliminary estimates of fair values. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. In addition, the impact of ongoing integration activities, the timing of completion of the merger and other changes in Sorrento’s net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.

These unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of Zhone incorporated by reference into this joint proxy statement/prospectus and the historical consolidated financial statements and accompanying notes of Sorrento included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined consolidated financial statements are not necessarily indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the merger been completed as of the dates presented, and are not necessarily representative of future consolidated results of operations or financial condition of the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

March 31, 2004

(in thousands)

	Historical		Pro forma Adjustments		Pro forma Combined
	Zhone	Sorrento
			(note 3)
ASSETS
Current assets:
Cash and cash equivalents	$45,096	$17,617	$—		$62,713
Short-term investments	44,888	504	—		45,392
Accounts receivable, net of allowances for sales return and doubtful accounts	13,470	3,754	—		17,224
Inventories	28,419	13,893	—		42,312
Prepaid expenses and other current assets	2,949	1,214	—		4,163

Total current assets	134,822	36,982	—		171,804
Property and equipment, net	22,238	12,267	—		34,505
Goodwill	100,337	—	27,083	(f)	127,420
Other acquisition related intangible assets, net	11,102	110	(110	)(a)
			18,000	(f)	29,102
Restricted cash	622	—	—		622
Other assets	996	737	—		1,733

Total assets	$270,117	$50,096	$44,973		$365,186

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,276	$2,887	$—		22,163
Line of credit	14,500	—	—		14,500
Current portion of long-term debt	878	101	—		979
Accrued and other liabilities	22,279	8,188	2,000	(b)	32,467

Total current liabilities	56,933	11,176	2,000		70,109
Long-term debt, less current portion	31,803	3,538	—		35,341
Debentures payable	—	12,388	—		12,388
Other long-term liabilities	678	—	—		678

Total liabilities	89,414	27,102	2,000		118,516
Stockholders’ equity:
Preferred stock	—	1	(1	)(c)	—
Common stock	78	16	(16	)(c)
			15	(d)	93
Additional paid-in capital	794,082	216,434	(216,434	)(c)
			68,590	(d)	862,672
Notes receivable from stockholders	(550)	—	—		(550)
Deferred compensation	(3,716)	—	(388	)(e)	(4,104)
Other comprehensive loss	(49)	381	(381	)(c)	(49)
Common stock in treasury, at cost	—	(69)	69	(c)	—
Accumulated deficit	(609,142)	(193,769)	193,769	(c)
			(2,250	)(g)	(611,392)

Total stockholders’ equity	180,703	22,994	42,973		246,670

Total liabilities and stockholders’ equity	$270,117	$50,096	$44,973		$365,186

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

(in thousands, except per share data)

	Historical			Pro forma Adjustments		Pro forma Combined

	Zhone	Tellium*	Sorrento
				(note 3)
Net revenue	$83,138	$26,248	$25,462	$—		$134,848
Cost of revenue	51,081	31,255	19,769	—		102,105

Gross profit (loss)	32,057	(5,007)	5,693	—		32,743
Operating expenses:
Research and product development	22,495	22,415	8,025	—		52,935
Sales and marketing	15,859	7,760	8,406	—		32,025
General and administrative	5,324	19,692	6,525	—		31,541
Other operating expenses	—	—	320	(320	)(h)	—
Litigation settlement	1,600	—	—	—		1,600
Stock-based compensation	1,238	25,586	51	388	(i)
				(23,958	)(o)	3,305
Amortization and impairment of intangible assets	7,942	—	—	6,320	(h,j)	14,262
Impairment of long-lived assets	—	26,944	—	—		26,944

Total operating expenses	54,458	102,397	23,327	(17,570)		162,612

Operating loss	(22,401)	(107,404)	(17,634)	17,570		(129,869)
Other income (expense), net	(2,552)	754	11,401	—		9,603

Loss before income taxes	(24,953)	(106,650)	(6,233)	17,570		(120,266)
Income tax benefit	(7,778)	—	—	—		(7,778)

Net loss	(17,175)	(106,650)	(6,233)	17,570		(112,488)
Accretion on preferred stock	(12,700)	—	—	12,700	(k)	—

Net loss applicable to holders of common stock	$(29,875)	$(106,650)	$(6,233)	$30,270		$(112,488)

Basic and diluted net loss per share applicable to holders of common stock	$(1.87)	$(1.06)	$(0.87)			$(1.25)
Weighted average shares outstanding used to compute basic and diluted net loss per share applicable to holders of common stock	15,951	100,804	7,205	(7,205 14,683 (41,137	)(l) (m) )(n)	90,301

*—Represents	the historical results of operations of Tellium prior to the acquisition by Zhone on November 13, 2003.

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

Three Months Ended March 31, 2004

(in thousands, except per share data)

	Historical		Pro forma Adjustments		Pro forma Combined
	Zhone	Sorrento
			(note 3)
Net revenue	$21,033	$6,399	$—		$27,432
Cost of revenue	11,980	5,858	—		17,838

Gross profit	9,053	541	—		9,594
Operating expenses:
Research and product development	5,953	2,301	—		8,254
Sales and marketing	4,682	1,841	—		6,523
General and administrative	2,482	1,767	—		4,249
Other operating expenses	—	11	(11	)(h)	—
Purchased in-process research and development	6,185	—	—		6,185
Stock-based compensation	528	—	—		528
Amortization and impairment of intangible assets	2,078	—	1,511	(h,j)	3,589

Total operating expenses	21,908	5,920	1,500		29,328

Operating loss	(12,855)	(5,379)	(1,500)		(19,734)
Other income (expense), net	(434)	(2,329)	—		(2,763)

Loss before income taxes	(13,289)	(7,708)	(1,500)		(22,497)
Income tax provision	96	—	—		96

Net loss	$(13,385)	$(7,708)	$(1,500)		$(22,593)

Basic and diluted net loss per share applicable to holders of common stock	$(0.17)	$(0.66)			$(0.25)
Weighted average shares outstanding used to compute basic and diluted net loss per share applicable to holders of common stock	77,266	11,607	(11,607 14,683	)(l) (m)	91,949

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of presentation

These unaudited pro forma condensed combined consolidated financial statements present the pro forma financial position and results of operations of the combined company based upon historical financial information after giving effect to the transaction and adjustments described in these footnotes. Because the fiscal year ends of Zhone and Sorrento differ, for the purposes of presenting the unaudited pro forma condensed combined financial data below, the financial statements of Zhone for the year ended December 31, 2003 and for the three months ended March 31, 2004 were combined with the financial statements of Sorrento for the year and three months ended January 31, 2004. On November 13, 2003, Zhone acquired all of the outstanding stock of Tellium in a reverse merger transaction. This transaction was determined to be significant to Zhone for the purposes of preparing the unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2003. Accordingly, the statements of operations of Zhone and Sorrento as discussed above were combined with the statement of operations of Tellium from January 1, 2003 through November 12, 2003. These unaudited pro forma condensed combined consolidated financial statements are not necessarily indicative of the results of operations that would have been achieved had the transaction actually taken place at the dates indicated and do not purport to be indicative of the effects that may be expected to occur in the future.

Information relating to the results of operations of Tellium for the period prior to its acquisition by Zhone on November 13, 2003 has been included in these unaudited pro forma condensed combined consolidated financial statements, pursuant to the rules of the SEC regarding the preparation of pro forma financial information. However, management believes that the results of operations relating to Tellium are not indicative of the results that would have been achieved had the transaction occurred on January 1, 2003, and would not be indicative of future results. Following the consummation of the merger with Tellium, Zhone discontinued the development efforts related to the technology acquired from Tellium, terminated substantially all of the former Tellium employees, and exited the Tellium headquarters facility. In addition, Zhone has not generated any revenue from the former Tellium products subsequent to the date of the acquisition. Accordingly, management believes that the results of operations for Tellium that are included in these unaudited pro forma condensed combined consolidated financial statements are not indicative of the continuing impact of the transaction on future periods.

The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the historical financial statements of Sorrento which are included in this joint proxy statements/prospectus and the historical financial statements of Zhone which are incorporated by reference in this joint proxy statements/prospectus.

The financial statements of Zhone and Sorrento are prepared in accordance with accounting principles generally accepted in the United States.

2.    Pro forma transaction

On April 22, 2004, Zhone and Sorrento entered into a merger agreement, whereby Zhone would acquire all of the issued and outstanding shares, stock options and warrants of Sorrento in exchange for the issuance of shares, stock options and warrants of Zhone. The estimated fair value per share of Zhone common stock of $3.69 is based on the average closing market price on the two days prior to the announcement of the merger, the day of announcement and the two days following the announcement.

The fair value of the Sorrento stock options and warrants, for purposes of the estimated purchase consideration, has been calculated based on the Black-Scholes option pricing model and all options and

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

warrants outstanding at April 22, 2004, using an estimated fair market value of $3.69 per share and the following assumptions:

Risk-free interest rate	3.58%
Expected dividend yield	0%
Expected life	5 years
Volatility	95.0%

The total purchase consideration is dependent on the actual number of shares, options, and warrants to purchase Sorrento common stock outstanding on the date the merger closes.

The estimated total purchase consideration is as follows (in thousands):

	Shares To be Issued by Zhone	Estimated Fair Value
Shares of common stock	14,683	$54,182
Stock options and warrants	5,380	14,423
Assumed liabilities		27,102
Estimated acquisition and severance costs to be incurred by Zhone		2,000

		$97,707

The purchase consideration was allocated to assets acquired and liabilities assumed based on management’s preliminary analysis and estimates of their fair values, which was based primarily on a preliminary valuation prepared by a third party. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

The preliminary allocation of the purchase price as of December 31, 2003, which is subject to change based on a final valuation of the assets acquired and liabilities assumed as of the closing date, is as follows:

Estimated Fair Value
Tangible assets	$49,986
Goodwill	27,083
Identifiable intangible assets	18,000
Purchased in-process research and development	2,250
Deferred compensation	388

$97,707

The charge for purchased in-process research and development has been excluded from the pro forma condensed combined consolidated statements of operations due to its non-recurring nature.

The intrinsic value of the unvested stock options is recorded as deferred compensation. The allocation of the purchase price to deferred compensation will be affected by the closing price of Zhone common stock and the number of unvested options assumed on the closing date of the merger. For purposes of the pro forma condensed combined consolidated financial statements, a closing date market price of $3.69 for Zhone common stock has been used in the calculation of the intrinsic value allocated to deferred compensation. The deferred compensation will be amortized on an accelerated method over the remaining vesting periods of the options.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

3.    Pro forma adjustments

The unaudited pro forma condensed combined consolidated financial statements give effect to the transaction described in Note 2 as if it had occurred on March 31, 2004 for purposes of the pro forma condensed combined consolidated balance sheet and on January 1, 2003 for purposes of the pro forma condensed combined consolidated statements of operations. The pro forma consolidated statements of operations do not include any material non-recurring charges that will arise as a result of the transaction described in Note 2 (see (g) below). Adjustments in the pro forma condensed combined consolidated financial statements are as follows:

(a)	Adjustment to write off Sorrento’s acquisition related intangible assets.

(b)	Adjustment to record estimated transaction costs of Zhone, including severance costs of $1.2 million.

(c)	Adjustment to eliminate Sorrento’s historical stockholders’ equity.

(d)	Adjustment to reflect the fair value of the common stock issued and options assumed in the merger.

(e)	Adjustment to record deferred compensation on Sorrento’s outstanding options based upon the unvested portion of the intrinsic value of the options for which future services are required.

(f)	Adjustment to record estimated goodwill and other intangible assets relating to the merger.

(g)	Adjustment to record estimated purchased in-process research and development relating to the merger.

(h)	Adjustment to reclassify other operating expenses to amortization and impairment of intangibles.

(i)	Adjustment to record estimated amortization of deferred stock-based compensation.

(j)	Adjustment to record estimated amortization of acquired intangibles assuming consummation of the merger on January 1, 2003 and a three-year useful life.

(k)	Adjustment to reverse accretion on preferred stock.

(l)	Adjustment to reverse Sorrento EPS shares.

(m)	Adjustment to record incremental shares issued in the merger.

(n)	Adjustment to reflect the post-Tellium merger capital structure for the entire period presented.

(o)	Adjustment to reverse amortization of deferred stock-based compensation recognized by Tellium under the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, in order to conform to Zhone’s accounting policy.

COMPARISON OF STOCKHOLDER RIGHTS

AND CORPORATE GOVERNANCE MATTERS

Both Zhone and Sorrento are incorporated under Delaware law and are subject to the Delaware General Corporation Law. The following section of this joint proxy statement/prospectus compares the rights of holders of Zhone common stock with the rights of holders of Sorrento common stock and describes any material differences between them. While we believe that this description covers the material differences between the two, this summary may not contain all of the information that is important to you. Additionally, this summary is not intended to be a complete discussion of the respective certificates of incorporation and bylaws of Zhone and Sorrento and is qualified in its entirety by reference to the applicable Delaware law as well as by reference to the respective certificates of incorporation and bylaws of Zhone and Sorrento.

Upon completion of the merger, the stockholders of Sorrento will become stockholders of Zhone, and the certificate of incorporation and bylaws of Zhone will govern the rights of former Sorrento stockholders. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer to in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of Zhone stockholders and Sorrento stockholders.

Zhone	Sorrento

CAPITAL STOCK
Common Stock. Zhone’s certificate of incorporation authorizes Zhone to issue 900,000,000 shares of common stock, par value $0.001 per share.	Common Stock. Sorrento’s certificate of incorporation authorizes Sorrento to issue 150,000,000 shares of common stock, par value $0.001 per share.

Preferred Stock. Zhone’s certificate of incorporation authorizes Zhone to issue 25,000,000 shares of preferred stock, par value $0.001 per share. The Zhone certificate of incorporation also authorizes Zhone’s board of directors to provide for the issuance of shares of Zhone preferred stock in one or more series, and to fix the voting powers (if any), designations, powers, preferences and rights of the shares of each series and any qualifications, limitation or restrictions thereof. As of the date of this joint proxy statement/prospectus, there are no shares of Zhone preferred stock issued and outstanding.	Preferred Stock. Sorrento’s certificate of incorporation authorizes Sorrento to issue 2,000,000 shares of preferred stock, par value $0.001 per share, including 3,000 shares of Series D convertible preferred stock. The Sorrento certificate of incorporation also authorizes Sorrento’s board of directors to provide for the issuance of shares of Sorrento preferred stock in one or more series, and to fix the voting powers (if any), designations, powers, preferences and rights of the shares of each series and any qualifications, limitation or restrictions thereof. As of the date of this joint proxy statement/prospectus, there are no shares of Sorrento preferred stock issued and outstanding.

VOTING RIGHTS
Holders of Zhone common stock are each entitled to one vote for each share held.	Holders of Sorrento common stock are each entitled to one vote for each share held.

BOARD OF DIRECTORS Number of Directors Under the Delaware General Corporation Law, the board of directors of a corporation must consist of one or more members, each of whom must be a natural person.

Although the Zhone bylaws initially set the authorized number of directors at seven, the Zhone board of directors or stockholders can change the authorized number of directors, provided that the number of directors must not be fewer than three or greater than eleven. The authorized number of directors is presently nine.	The Sorrento certificate of incorporation does not fix the number of directors and its bylaws provide that its board of directors will consist of not less than one and not more than seven directors. The authorized number of directors is presently seven.

Classification of Directors The Delaware General Corporation Law permits classification of a Delaware corporation’s board of directors if the corporation’s certificate of incorporation so provides.
The Zhone certificate of incorporation provides for the division of the Zhone board of directors into three classes with staggered three year terms.	The Sorrento certificate of incorporation and bylaws do not provide for the classification of the board of directors.

Removal of Directors

Under the Delaware General Corporation Law, unless otherwise restricted by the certificate of incorporation, any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that so long as stockholders of the corporation are entitled to cumulative voting, no individual director may be removed without cause, unless the entire board of directors is removed, if the number of votes cast against such removal would be sufficient to elect the director if then cumulatively voted at an election of the class of directors of which the director is a part. Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, the director or directors may be removed without cause only if there are sufficient votes by the holders of the outstanding shares of that class or series. A vacancy created by the removal of a director may be filled only by the approval of the stockholders. No reduction of the authorized number of directors will have the effect of removing any director prior to the expiration of the director’s term of office.

The Zhone certificate of incorporation provides that, subject to the rights of the holders of Zhone preferred stock then outstanding, any director may be removed from office at any time, but only for cause, at a meeting called for that purpose, and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all shares of Zhone common stock entitled to vote generally in the election of directors. The Zhone certificate of incorporation further provides that whenever the holders of one or more series of Zhone preferred stock has the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the features of such directorship will be governed by the rights of the Zhone preferred stock as set forth in the certificate of designation governing the series.	In accordance with the Delaware General Corporation Law, Sorrento’s directors may be removed from office by a majority stockholder vote.

Filling Vacancies on the Board of Directors
The Zhone certificate of incorporation provides that, subject to the rights of the holders of any class of Zhone common stock or series of Zhone preferred stock then	The Sorrento bylaws provide that any vacancy occurring on the board of directors may be filled by the affirmative vote of a majority of the remaining

outstanding, vacancies in the Zhone board of directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause and newly created directorships resulting from any increase in the number of directors may be filled by the Zhone board of directors, provided that a quorum is then in office and present, by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. The Zhone certificate of incorporation further provides that whenever the holders of one or more series of Zhone preferred stock has the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the filling of vacancies and other features of such directorship will be governed by the rights of such Zhone preferred stock as set forth in the certificate of designation governing such series.	directors, whether or not they constitute a quorum of the board of directors. A director elected to fill a vacancy is elected for the unexpired term of his or her predecessor in office, if any. Any directorship to be filled by reason of an increase in the number of directors may be filled by the board of directors for a term of office continuing only until the next election of directors, and until his or her successor is elected.

Ability to Call Special Meetings of the Board of Directors

The Zhone bylaws provide that special meetings of the board of directors may be called by the Chairman of the Board, the Chief Executive Officer or any two directors.	The Sorrento bylaws provide that special meetings of the board of directors may be called by or at the request of the Chairman of the Board, the President or any two directors.

STOCKHOLDER MEETINGS Action by Written Consent of Stockholders

The Zhone certificate of incorporation provides that Zhone’s stockholders may not take any action by written consent.	The Sorrento bylaws provide that stockholders are entitled to consent to corporate action in writing without a meeting.

Ability to Call Special Meetings of the Stockholders

Under the Delaware General Corporation Law, special stockholder meetings of a corporation may be called by the corporation’s board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

The Zhone bylaws provide that special meetings of the stockholders may be called only by the Zhone board of directors, the Chairman of the Board or the Chief Executive Officer.	The Sorrento bylaws provide that special meetings of stockholders may be called by the Chief Executive Officer or the board of directors for any purpose.

Limitation on Business Transacted at Special Meetings

The Zhone bylaws provide that business to be transacted at a special meeting of stockholders must be specified in the notice of meeting, and that business transacted at any special meeting of stockholders be confined to the purpose or purposes stated in the notice of such meeting.	The Sorrento bylaws provide that at any special meeting of the stockholders, only such business as is specified in the notice of such special meeting given by or at the direction of the person or persons calling such meeting shall come before such meeting. The chairman of the meeting may refuse to acknowledge any proposal that is not made in compliance with the foregoing procedures.
Advance Notice Provision for Stockholder Proposals

The Zhone bylaws allow stockholders to propose business to be brought before an annual meeting of stockholders. In addition, the Zhone bylaws allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to Zhone’s board of directors at an annual meeting or at a special meeting of stockholders called for the purpose of electing directors. However, proposals and nominations may only be made by a stockholder who has given proper, timely notice in writing to the Secretary of Zhone before the stockholder meeting.

Under Zhone’s bylaws, to be timely, notice of stockholder proposals or nominations to be brought before an annual meeting of stockholders must be received by the Secretary of Zhone not less than 90 calendar days prior to the date of the anniversary of the previous year’s annual meeting. If the annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after the anniversary of the previous year’s annual meeting, notice will also be timely if received by Zhone if it is received by the later of the close of business 90 days prior to the annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly disclosed. Under Zhone’s bylaws, to be timely, notice of stockholder nominations to be brought before a special meeting of stockholders called for the purpose of electing directors must be received by the Secretary of Zhone by the close of business on the tenth day following the earlier of the day on which notice of the date of the special meeting was mailed or publicly disclosed.

Stockholder nominations and proposals may not be brought before any Zhone stockholder meeting unless the nomination or proposal was brought before the meeting in accordance with Zhone’s stockholder advance notice procedures.

Sorrento’s bylaws provide that for a stockholder proposal to be properly brought before an annual meeting, such proposal must be received by Sorrento’s Secretary not fewer than 90 days prior to the date of the annual meeting (or if less than 90 days’ notice or if prior public disclosure of the date of the annual meeting is given or made to the stockholders, not later than the seventh day following the day on which the notice of the date of the annual meeting was mailed or such public disclosure was made). Any such proposal must comply with the requirements of Rule 14a-8 under the Exchange Act and must be given, either by personal delivery or by registered or certified mail, postage prepaid, to Sorrento’s Secretary at 9990 Mesa Rim Road, San Diego, California 92121.

AMENDMENT OF CERTIFICATE OF INCORPORATION

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The Zhone certificate of incorporation provides that Zhone may amend or repeal any provision contained in the certificate of incorporation in a manner consistent with Delaware law. However, the Zhone certificate of incorporation provides that 66 2/3% of the voting power of all shares of Zhone entitled to vote generally in the election of directors is required to adopt any provision inconsistent with, to amend or repeal any provision of, or to adopt a bylaw inconsistent with the provisions of Zhone’s certificate of incorporation regarding its board of directors (Article V), the liability of its directors (Article VI), indemnification of its directors and officers (Article VII), actions taken by its stockholders (Article VIII) and amendments to its certificate of incorporation and bylaws (Article IX).	In accordance with the Delaware General Corporation Law, the Sorrento certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the voting rights of all classes of stock entitled to vote.

AMENDMENT OF BYLAWS

Under the Delaware General Corporation Law, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

The Zhone bylaws may be amended only in accordance with Zhone’s certificate of incorporation, which provides that the Zhone bylaws may be adopted, amended or repealed by Zhone’s board of directors or stockholders, provided that any such action by Zhone’s stockholders must be approved by the affirmative vote of the holders of 66 2/3% of the voting power of all shares of Zhone entitled to vote generally in the election of directors.	The Sorrento certificate of incorporation provides that the bylaws may be adopted, amended or repealed by a majority of the board of directors, but that any bylaws adopted by the board of directors may be amended or repealed by the stockholders entitled to vote thereon. The Sorrento bylaws provide that the board of directors may not repeal or amend any bylaw that the stockholders have expressly provided may not be amended or repealed by the board of directors.

LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

The Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director’s fiduciary duty, subject to certain limitations.

The Zhone certificate of incorporation includes a provision limiting the personal liability of its director and officers to the fullest extent permitted by law.	The Sorrento bylaws provide for the indemnification of its directors to the fullest extent permitted by Delaware law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporation Law permits a corporation to indemnify directors and officers for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

Zhone’s certificate of incorporation provides that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding,	The Sorrento bylaws provide for the indemnification of its directors to the fullest extent permitted by Delaware law.

whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of Zhone as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses reasonably incurred or suffered by such person in connection therewith, including attorney’s fees, judgments, fines and amounts paid in settlement, and held harmless by Zhone to the fullest extent permitted by the Delaware General Corporation Law. The indemnification rights conferred by Zhone are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, Zhone’s certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, Zhone is authorized to purchase and maintain insurance on behalf of its directors and officers.

Additionally, Zhone will pay expenses incurred by its directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if Zhone receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by Zhone, as authorized by the respective bylaws of Zhone.

STOCKHOLDER RIGHTS PLAN

Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

Zhone currently does not have a stockholder rights plan in effect.	Sorrento currently does not have a stockholder rights plan in effect.

STATE ANTI-TAKEOVER STATUTES

Section 203 of the Delaware General Corporation Law, which under certain circumstances may make it more difficult for a person who would be an “Interested Stockholder,” as defined in Section 203, in the respective companies, to effect various business combinations with either company for a three-year period. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203.

Zhone’s certificate of incorporation and bylaws do not contain any provisions which exclude Zhone from the restrictions prescribed by Section 203 of the Delaware General Corporation Law.	Sorrento’s certificate of incorporation and bylaws do not contain any provisions which exclude Sorrento from the restrictions prescribed by Section 203 of the Delaware General Corporation Law.

THE ZHONE SPECIAL MEETING

Date, Time and Place

The special meeting of Zhone stockholders will be held at Zhone’s principal offices at 7001 Oakport Street, Oakland, California 94621, on June 30, 2004 at 9:00 a.m. (local time).

Matters for Consideration

The purposes of the Zhone special meeting are:

•	to approve the issuance of Zhone common stock pursuant to the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Zhone, Selene Acquisition Corp., a wholly owned subsidiary of Zhone, and Sorrento; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting, including, if submitted to a vote of Zhone’s stockholders, a motion to adjourn or postpone the meeting to another time or place for the purpose of soliciting additional proxies or satisfying the conditions to closing the merger.

The approval of the issuance of Zhone common stock pursuant to the merger agreement is required in order for Zhone to consummate the merger. Proxies voting against the proposal to approve the issuance of Zhone common stock pursuant to the merger agreement will not be voted “FOR” adjournment in order to continue to solicit proxies.

Voting Procedures and Revocation of Proxies

A proxy card is enclosed for your use. Zhone asks that you sign, date and return the proxy card in the accompanying envelope, which is postage prepaid if you mail it in the United States. Unless there are different instructions on the proxy, all shares represented by valid proxies (and not revoked before they are voted) will be voted at the special meeting “FOR” the approval of the issuance of Zhone common stock pursuant to the merger agreement. With respect to any other business that may properly come before the special meeting and be submitted to a vote of stockholders, proxies will be voted in accordance with the best judgment of the designated proxy holders.

Stockholders of record may vote by either completing and returning the enclosed proxy card prior to the special meeting, voting in person at the special meeting, or submitting a signed proxy card at the special meeting. Your vote is important. Accordingly, please sign, date and return the accompanying proxy card whether or not you plan to attend the special meeting in person.

You may revoke your proxy at any time before it is actually voted at the meeting by:

•	delivering written notice of revocation to Zhone’s Secretary at 7001 Oakport Street, Oakland, California 94621,

•	submitting a later dated proxy, or

•	attending the special meeting and voting in person.

Your attendance at the special meeting will not, by itself, constitute revocation of your proxy. You may also be represented by another person present at the special meeting by executing a form of proxy designating that person to act on your behalf. Shares may only be voted by or on behalf of the record holder of shares as indicated in Zhone’s stock transfer records. If you are a beneficial owner but your shares are held of record by another person, such as a stock brokerage firm or a bank, that person must vote the shares as the record holder in accordance with the beneficial holder’s instructions. All votes cast at the special meeting will be tabulated by the persons appointed by Zhone to act as inspectors of election for the special meeting.

Record Date and Shares Entitled to Vote

Only holders of record of Zhone common stock at the close of business on the record date, May 25, 2004, are entitled to notice of and to vote at the special meeting. As of the record date, there were approximately 78,142,000 shares of Zhone common stock outstanding and entitled to vote at the special meeting. These stockholders are entitled to cast one vote for each share of common stock held as of the record date on all matters properly submitted for the vote of stockholders at the special meeting.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid special meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Zhone common stock issued and outstanding and entitled to be voted at the special meeting is necessary to constitute a quorum at the Zhone special meeting. The approval of the issuance of common stock in the merger requires the affirmative vote of a majority of the votes cast at the special meeting (a quorum being present).

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present, but they will not be voted on at the Zhone special meeting. Broker non-votes refer to unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the applicable beneficial owner. Because abstentions and broker non-votes will not be considered votes cast, they will have no effect on the outcome of the proposal.

Solicitation of Proxies and Expenses

This solicitation is made on behalf of the Zhone board of directors and Zhone will pay the costs of soliciting and obtaining the proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals, except that Zhone and Sorrento have each agreed to pay one-half of the costs of filing, printing and mailing this joint proxy statement/prospectus and related proxy materials. Georgeson Shareholder Communications Inc. has been engaged to assist in the distribution and solicitation of proxies, and will be paid reasonable fees and expenses for its services. Proxies may be solicited, without extra compensation, by Zhone’s directors, officers and employees by mail, telephone, fax, personal interviews or other methods of communication. Zhone will not pay any additional compensation to directors, officers or other employees for such services, but may reimburse them for reasonable out-of-pocket expenses in connection with such solicitation.

Admission to the Special Meeting

Only Zhone stockholders, as of the close of business on May 25, 2004, and other persons holding valid proxies for the special meeting are entitled to attend the Zhone special meeting. Zhone stockholders and their proxies should be prepared to present valid government issued photo identification. Zhone stockholders who are not record holders but hold shares through a broker or nominee (i.e., in street name) should provide proof of beneficial ownership on the record date for the Zhone special meeting, such as their most recent account statement prior to May 25, 2004, or other similar evidence of ownership. Anyone who does not provide valid government issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Other Business

As of the date of this joint proxy statement/prospectus, the Zhone board of directors does not know of any matter that will be presented for consideration at the special meeting other than as described in this joint proxy statement/prospectus. However, if any matters are properly presented at the special meeting or any adjournment or postponement of the special meeting, including, if submitted to a vote of Zhone stockholders, a motion to adjourn or postpone the meeting to another time or place for the purpose of soliciting additional proxies or satisfying the conditions to closing the merger, the persons named as proxies will be granted discretionary authority with respect to any such matter.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact:

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

(510) 777-7013

Attn: Investor Relations

Recommendation of the Zhone Board of Directors

After careful consideration, the Zhone board of directors believes that the merger is consistent with, and in furtherance of, Zhone’s long-term business strategy and that the merger is fair, advisable and in the best interests of Zhone and its stockholders. The Zhone board of directors unanimously recommends that the Zhone stockholders vote “FOR” the proposal to issue shares of Zhone common stock in the merger.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD.

THE SORRENTO SPECIAL MEETING

Date, Time and Place

The special meeting of Sorrento stockholders will be held at Sorrento’s principal offices at 9990 Mesa Rim Road, San Diego, California 92121, on June 30, 2004 at 10:00 a.m. (local time).

Matters for Consideration

The purposes of the Sorrento special meeting are:

•	to adopt the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Zhone, Selene Acquisition Corp., a wholly owned subsidiary of Zhone, and Sorrento; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting, including, if submitted to a vote of Sorrento’s stockholders, a motion to adjourn or postpone the meeting to another time or place for the purpose of soliciting additional proxies or satisfying the conditions to closing the merger.

Adoption of the merger agreement will constitute approval of the merger and the other transactions contemplated by the merger agreement. Proxies voting against the proposal to adopt the merger agreement will not be voted “FOR” adjournment in order to continue to solicit proxies.

Voting Procedures and Revocation of Proxies

A proxy card is enclosed for your use. Sorrento asks that you sign, date and return the proxy card in the accompanying envelope, which is postage prepaid if you mail it in the United States. Unless there are different instructions on the proxy, all shares represented by valid proxies (and not revoked before they are voted) will be voted at the special meeting “FOR” the adoption of the merger agreement. With respect to any other business that may properly come before the special meeting and be submitted to a vote of stockholders, proxies will be voted in accordance with the best judgment of the designated proxy holders.

Stockholders of record may vote by either completing and returning the enclosed proxy card prior to the special meeting, voting in person at the special meeting, or submitting a signed proxy card at the special meeting. Your vote is important. Accordingly, please sign, date and return the accompanying proxy card whether or not you plan to attend the special meeting in person.

You may revoke your proxy at any time before it is actually voted at the meeting by:

•	delivering written notice of revocation to Sorrento’s Secretary at 9990 Mesa Rim Road, San Diego, California 92121,

•	submitting a later dated proxy, or

•	attending the special meeting and voting in person.

Your attendance at the special meeting will not, by itself, constitute revocation of your proxy. You may also be represented by another person present at the special meeting by executing a form of proxy designating that person to act on your behalf. Shares may only be voted by or on behalf of the record holder of shares as indicated in Sorrento’s stock transfer records. If you are a beneficial owner but your shares are held of record by another person, such as a stock brokerage firm or a bank, that person must vote the shares as the record holder in accordance with the beneficial holder’s instructions. All votes cast at the special meeting will be tabulated by the persons appointed by Sorrento to act as inspectors of election for the special meeting.

Record Date and Shares Entitled to Vote

Only holders of record of Sorrento common stock at the close of business on the record date, May 25, 2004, are entitled to notice of and to vote at the special meeting. As of the record date, there were approximately 17,239,475 shares of Sorrento common stock outstanding and entitled to vote at the special meeting. Each share of Sorrento common stock is entitled to one vote.

Quorum and Vote Required

A quorum of stockholders is necessary to hold a valid special meeting. The presence, in person or by proxy, of a majority of the outstanding shares of Sorrento common stock entitled to vote is necessary to constitute a quorum at the Sorrento special meeting. The affirmative vote of a majority of the outstanding shares of Sorrento common stock is required to adopt the merger agreement.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present, but they will not be voted on at the Sorrento special meeting. Broker non-votes refer to unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the applicable beneficial owner. Because the affirmative vote of a majority of the outstanding shares of Sorrento common stock is required to adopt the merger agreement, abstentions and broker non-votes will have the effect of a vote against the adoption of the merger agreement.

Solicitation of Proxies and Expenses

This solicitation is made on behalf of the Sorrento board of directors and Sorrento will pay the costs of soliciting and obtaining the proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to their principals, except that Zhone and Sorrento have each agreed to pay one-half of the costs of filing, printing and mailing this joint proxy statement/prospectus and related proxy materials. Georgeson Shareholder Communications Inc. has been engaged to assist in the distribution and solicitation of proxies, and will be paid reasonable fees and expenses for its services. Sorrento’s directors, officers and employees may also solicit proxies by mail, telephone, fax, personal interviews or other methods of communication. Sorrento will not pay any additional compensation to directors, officers or other employees for such services, but may reimburse them for reasonable out-of-pocket expenses in connection with such solicitation.

Admission to the Special Meeting

Only Sorrento stockholders, as of the close of business on May 25, 2004, and other persons holding valid proxies for the special meeting are entitled to attend the Sorrento special meeting. Sorrento stockholders and their proxies should be prepared to present valid government issued photo identification. Sorrento stockholders who are not record holders but hold shares through a broker or nominee (i.e., in street name) should provide proof of beneficial ownership on the record date for the Sorrento special meeting, such as their most recent account statement prior to May 25, 2004, or other similar evidence of ownership. Anyone who does not provide valid government issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Other Business

As of the date of this joint proxy statement/prospectus, the Sorrento board of directors does not know of any matter that will be presented for consideration at the special meeting other than as described in this joint proxy statement/prospectus. However, if any matters are properly presented at the special meeting or any adjournment or postponement of the special meeting, including, if submitted to a vote of Sorrento stockholders, a motion to adjourn or postpone the meeting to another time or place for the purpose of soliciting additional proxies or satisfying the conditions to closing the merger, the persons named as proxies will be granted discretionary authority with respect to any such matter.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact:

Sorrento Networks Corporation

9990 Mesa Rim Road

San Diego, California 92121

(858) 558-3960

Attn: Investor Relations

Recommendation of the Sorrento Board of Directors

After careful consideration, the Sorrento board of directors believes that the merger is consistent with, and in furtherance of, Sorrento’s long-term business strategy and that the merger is fair, advisable and in the best interests of Sorrento and its stockholders. The Sorrento board of directors unanimously recommends that the Sorrento stockholders vote “FOR” the proposal to adopt the merger agreement.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD. SORRENTO STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF SORRENTO STOCK CERTIFICATES WILL BE MAILED TO SORRENTO STOCKHOLDERS PROMPTLY FOLLOWING COMPLETION OF THE MERGER.

INFORMATION ABOUT ZHONE

Business

Zhone designs, develops and markets telecommunications hardware and software that simplify today’s telecommunications networks. Zhone’s products, which address the connection between network service providers and their subscribers, or the wireline access network, allow network service providers to combine voice, data, video, entertainment and management services over their existing copper wire infrastructure while supporting migration to fiber networks. Zhone’s products also enable network service providers to transition to more cost-competitive VoIP and packet-based services without compromising their current ATM and circuit-based revenue streams. In addition, Zhone’s products allow network service providers to add rich new subscriber services more quickly than is possible with conventional solutions.

Zhone is the first company dedicated solely to developing the full spectrum of next-generation wireline network solutions. Zhone’s flagship products are based upon its Single Line Multi Service, or SLMS, architecture. This new approach was specifically developed to address the unmet challenges of managing the complex transition from legacy service delivery to packet-based voice, data and video solutions. Zhone has designed its products to interoperate with different types of wiring and equipment already deployed in service providers’ networks and in subscribers’ homes. Zhone’s products enable network service providers to elegantly migrate their existing networks to deliver voice, data, video and entertainment services to their customers.

Zhone’s strategy is to develop products through a combination of internal development and acquisitions of companies with applicable technology or market presence. This strategy has allowed Zhone to rapidly advance its flagship products by incorporating key acquired technologies into its SLMS product architecture.

Additional Information

A detailed description of Zhone’s business and other matters related to Zhone is incorporated by reference in this joint proxy statement/prospectus. For additional information, see “Where You Can Find More Information.”

INFORMATION ABOUT SORRENTO

Business

Introduction

Sorrento is a leading supplier of intelligent optical networking solutions for access, metropolitan and regional applications worldwide. Sorrento’s solutions enable communications carriers and service providers to offer broadband networking services over their existing optical fiber infrastructure. Sorrento’s technologies permit telecommunications service providers to increase fiber capacity and fiber bandwidth utilization, reduce network costs and complexity over scalable and efficient networking platforms. Sorrento’s optical networking systems support a wide variety of protocols, mixed speeds of traffic and accommodate changing traffic patterns directly over optical networks.

Sorrento’s product solutions include optical access, optical transport, and network management solutions optimized for access, metro and regional markets, and combine to create powerful, cost-effective, and easy-to-manage optical networks. Sorrento’s dense wavelength division multiplexing, or DWDM, and coarse wavelength division multiplexing, or CWDM, platforms can be used in enterprise, access, metropolitan and regional network applications. WDM technology allows many optical signals to be transmitted simultaneously on the same optical fiber by using different wavelengths of light to distinguish the signals. This technology increases optical network capacity and flexibility.

Sorrento’s comprehensive suite of optical networking interfaces and optical access multiplexers allow it to also address video on demand, storage area networking, data center fail-over recovery, and internet connectivity applications. Sorrento’s CWDM products provide a low cost, entry-level solution that can be used for enterprise and carrier access applications and that complement its DWDM product line. Multiplexing is a process that combines a number of lower speed data streams into one high-speed data stream.

Sorrento also has two powerful network management solutions for its CWDM and DWDM product line. Addressing all key management aspects—fault, configuration, performance and security—these systems conform to North American and international standards and are simple to learn and use. Sorrento has a robust, carrier-class management system that offers broad functionality, including equipment/facilities management, fault management, performance monitoring, security control, alarm filtering and remote download. Sorrento also has an enterprise network management solution that provides an intuitive graphical interface and covers operations, administration, maintenance and provisioning functionality for its DWDM networks.

Sorrento currently has an installed base with over 20 communications service providers and system integrators worldwide, including AT&T Broadband, now Comcast Corporation, Deutsche Telekom, Cox Communications, Time Warner Telecom, United Pan-Europe Communications, El Paso Global Networks and Edison Carrier Solutions.

Understanding Sorrento’s Market

Rapid Growth in Bandwidth Demand

Fueled by the growth of the Internet, the volume of data traffic transmitted across telecommunications networks now exceeds voice traffic. The growth of data traffic is attributable to increased Internet usage, increased access speeds and greater use of bandwidth intensive applications. Bandwidth means the capacity to move information down a communications channel. Bandwidth is defined by the highest data rates that can be transmitted by that channel and is commonly measured in bits per second.

Migration of Network Infrastructure

Traditional copper-based and SONET/SDH based telecommunications infrastructures, as described below, were originally designed for voice traffic. These infrastructures do not scale effectively to provide the bandwidth needed to support the growth in high-speed data traffic. In addition, these infrastructures need network-wide upgrades in order to accommodate growing traffic thus resulting in long delays for provisioning new services.

DWDM and CWDM technologies are more flexible, more efficient and more scalable networking alternatives for meeting the growing demand for bandwidth and new broadband services. Broadband means technologies or networks that have the ability to transmit high data rates. DWDM is a sophisticated opto-electronics technology that uses multiple wavelengths of light very efficiently to greatly increase the number of video, data or voice channels of information that can be sent on a single optical fiber. Synchronous Optical Network, SONET, is a telecom transmission protocol for high-speed transmission over fiber optic cable, which was introduced by Bell Communications in 1984 and quickly accepted by American National Standards Institute. SDH stands for Synchronous Digital Hierarchy, which is transmission protocol for high-speed transmission over fiber optic cable published in 1988 by the Consultative Committee for International Telegraph and Telephony. It is a transmission protocol used outside the United States, mostly in Europe, that is similar to SONET.

DWDM networks were first deployed in long-haul applications. However, optical solutions specifically designed to address the challenges faced by access and metropolitan markets have significantly lagged in deployment. Accordingly, access and metro networks are considered to be traffic bottlenecks in the fast and efficient transmission of data.

Enhanced Competition in the Service Provider Market

Worldwide deregulation in the telecommunications industry has led to an increase in the number of service providers seeking to address the growing demand for bandwidth. In the U.S. and internationally, traditional service providers such as incumbent local exchange carriers (ILECs), inter-exchange carriers (IXCs) and post, telephone and telegraph companies (PTTs) are seeing new entrants in the broadband networking market seeking to capitalize on the growing demand for bandwidth. A number of competitors to these incumbents are building new data-centric networks to address the present bandwidth bottlenecks in the metropolitan markets, including utilities and cable television companies which are upgrading their current networks and are leveraging existing investments in fiber optic infrastructure to deliver high-speed data services in both the local and regional markets. This enhanced competition in the carrier and service provider markets is driving increased capital expenditures on network infrastructure that is focused on delivering scalable high-speed data services in a cost efficient manner.

Network Topography

The following describes each of the network segments within the optical network hierarchy:

•	Long-haul networks are high capacity networks that connect service providers and carry voice and data across large geographic regions, typically spanning distances up to 4,000 kilometers. Long-haul networks are relatively simple networks, built around SONET/SDH technology and are primarily designed only to satisfy service provider long haul network capacity requirements.

•	Metropolitan core (metro-core) networks connect the central offices of service providers in a metropolitan area and facilitate the transport and switching of traffic within extended metropolitan areas and between the network edge and long-haul networks. Metropolitan core networks are typically implemented in ring configurations and reach ring circumferences up to 300 kilometers. In order to efficiently use the optical network, sub-rate multiplexing devices aggregate traffic into wavelengths carrying higher speed aggregate bit rates across telecommunications networks. Regional networks typically transport voice and data traffic between cities across distances of 200 to 600 kilometers or more.

•	Access networks connect enterprises or traffic aggregation nodes, in multiple locations throughout metropolitan areas, to service providers’ central offices or connect different end-user locations to each other. In order to efficiently use the optical network, optical access devices aggregate traffic from end users into wavelengths or wavelength bands for transport across telecommunications networks. Because access networks must support the varying demands of end users, these networks tend to be very complex.

Metropolitan Area Optical Network Opportunity

Although optical technologies are being deployed in long-haul networks to relieve capacity constraints, these solutions are not specifically designed to address the issues inherent in metropolitan and regional optical networks. Data is normally mapped into the voice multiplexing hierarchy for transport over the long-haul network. Metropolitan optical networks are characterized by varying traffic patterns and protocols as well as varied topologies and end-user requirements, making them more complex and difficult to manage than long haul networks. As a result, service providers have only recently begun to exploit the benefits of optical technologies in metropolitan optical networks.

The optical networking market has seen a substantial downturn. The metro WDM market, which was expected to increase, has also experienced a slowdown as capital spending has declined throughout the telecommunications industry. Although Sorrento believes that the metro WDM world-wide market will grow significantly in the years to come, such growth is not likely to occur until capital spending resumes in the markets Sorrento serves, and Sorrento is unable to assess at present when this might take place.

Regional Optical Network Opportunity

In addition to the metropolitan market, recent engineering enhancements have permitted the use of DWDM networking platforms for regional optical networking applications. This development opens up the opportunity to address a portion of the substantial long haul market. In some regions, e.g., Europe, regional solutions apply to the majority of the networks installed. Industry researchers recently started looking at reclassifying the regional market opportunity, although statistical data for this market are not available.

Specific Challenges Facing Metropolitan and Regional Optical Networks

Service providers face numerous specific challenges in addressing metropolitan and regional optical networks:

•	Scalability Limitations. Originally constructed for voice traffic, the current network infrastructure based on SONET/SDH technology does not allow for the network efficiencies necessary to address the shift to a predominantly data-driven network. Due to its inherent lack of scalability, the current network infrastructure may require service providers to undertake the expensive and tedious process of replacing network equipment or adding new layers of similar equipment in response to changes or increases in bandwidth demand. Alternative approaches to WDM are being developed by other vendors to address the scalability of the SONET/SDH networks. These nonstandard solutions are called next generation SONET/SDH and can minimize the wasted bandwidth of legacy SONET/SDH. While these solutions allow carriers to combine voice and data on the same network, such solutions do not, however, expand the amount of bandwidth available and are, therefore, unable to accommodate the need for large amounts of bandwidth.

•	Need to Support Multiple Protocols. Metropolitan optical networks are characterized by a wide variety of protocols. The inability to support multiple protocols and services from a single platform further increases the cost and complexity of the metropolitan networks. Alternative approaches to WDM are being developed by other vendors to address the requirement for support of multiple services. These nonstandard solutions are called multi-service provisioning platforms (MSPP). These solutions generally carry out protocol conversions and are much more complex than WDM solutions.

•	Market Downturn. Virtually all telecom related market segments have suffered a decline in demand in the current economic downturn. What was once viewed as only a long-haul decline in market demand has now affected the regional and metropolitan networks as both enterprise and carrier business have cut back capital spending. Although Sorrento expects that demand in the regional and metropolitan markets will be strong in future periods, there are no assurances that capital spending will resume within this sector in the near term.

•	Several Stages of Conversion. Present solutions require several conversions to transport data through a metropolitan network. In the access networks, aggregation of traffic often requires protocol conversions into a common protocol before optical transmission. In the central office, data is often demultiplexed and converted into electrical signals for regeneration, switching or further aggregation into higher capacity links and then reconverted into optical signals for transmission in the metro-core network.

•	Inefficient Bandwidth Utilization. Within metropolitan optical networks, service providers must cater to end-users with varying access speeds. Current optical access solutions do not make efficient use of scarce wavelength resources. Service providers must assign a full wavelength to each signal, whether or not the end-user requires the full bandwidth potential of each wavelength.

•	Difficulty of Network Management. Multiple protocols and services, coupled with the lack of standards that exist in metropolitan optical networks, make network management functions, such as performance monitoring and configuration, exceedingly difficult. Lack of a robust network management platform further adds to the cost and complexity of metropolitan optical networks.

•	Need for New, Enhanced Service Offerings to Generate New Revenue Opportunities. Service providers are searching for next-generation solutions that will enable them to generate additional sources of revenue from offering new or enhanced services to their customers. Current solutions typically require the service provider to deploy equipment that is specifically designed for a particular service and transmission rate. Next-generation solutions must be able to offer enhanced features, wavelength provisioning and bandwidth-on-demand, that end-users will increasingly request from service providers.

Sorrento’s Solution

Sorrento’s solutions feature products designed to specifically address the shortcomings of legacy SONET/SDH networks and to facilitate offering new services throughout metropolitan and regional optical networks. Sorrento enables its customers to meet the rapidly growing demand for bandwidth by offering end-to-end access, metropolitan and regional optical networking solutions for the aggregation, transport and management of traffic. Sorrento’s current products, including its GigaMux® 6400 DWDM transport system, its EPC™ sub-rate multiplexing modules, its GigaMux® 3200 and 1600 DWDM and CWDM transport systems, as well as the network management product line that includes GigaView™, TeraManager™ and TeraConfigurator™, are specifically designed to meet the unique requirements of access metropolitan and regional markets.

Sorrento’s optical networking solutions offer numerous benefits including:

•	Cost Effective Entry-Level Access Solution. Sorrento’s GigaMux® 3200 and 1600 DWDM and CWDM platforms allow low cost multiplexing of up to sixteen wavelengths carrying a mix of protocols and signals for access applications. The 3200 and 1600 products enable customers to seamlessly and cost effectively mix CWDM and DWDM on the same platform and on the same fiber.

•	Cost effective and feature rich in wavelength management capabilities. The 3200 and 1600 products also reduce customer operating costs by enabling the same modules to be used across every platform, thereby reducing sparing costs.

•	Scalable Architecture. Sorrento has created an optical networking solution that simultaneously transmits voice, data, and video over optimized fiber channels. The modular architecture of Sorrento’s solution enables service providers to incrementally expand capacity as their bandwidth needs increase. This simple, scaleable, and functional solution solves short and long-term service provider problems, which enhances their ability to reduce costs and offer value-added services. For example, a service provider can begin deployment with a single channel and later expand up to 64 channels, providing up to 640 gigabits per second, or Gbps, of transmission capacity without interrupting existing traffic. A fiber channel is a serial data transfer architecture standard conceived for new mass storage devices and other peripheral devices that require very high bandwidth connections. Bit rates for fiber channels are either 1.06 Gbps or 2.1 Gbps.

•	Protocol and Signal Transparency. Sorrento’s suite of solutions transports a mix of protocols and signals, including SONET/SDH, Asynchronous Transfer Mode (ATM) over SONET, Internet Protocol (IP) over SONET, Gigabit Ethernet, Fibre Channel and Enterprise System Connectivity in their native formats over numerous wavelengths in the same fiber. This transparency provides operational simplicity in that the service provider can offer networking connectivity without having to worry about protocol conversions. This is particularly important in metropolitan areas where multiple protocols are utilized and data transmission rates change often. The transparency of Sorrento’s solution eliminates the unnecessary conversions from optical to electrical and back to optical, as well as eliminates several layers of equipment that would otherwise be required in the transport and switching of traffic, thus reducing network complexity and signal latency.

•	Protocol Aggregation. Sorrento’s EPC™ optical access multiplexer aggregates traffic, of varied rates utilizing a wavelength per direction of transmission, from businesses and network points of presence for transport throughout optical networks. This aggregation allows better utilization of wavelengths and lowers capital expenditures of telecom service providers by reducing investments in excess network capacity.

•	Manageability. The design of Sorrento’s end-to-end optical networking solution will allow service providers to perform network management from a single platform with Sorrento’s TeraManager™ product. This intelligent optical network element management software platform provides fault, configuration, performance and security management utilizing an easy-to-use graphical user interface that allows point and click network provisioning and monitoring.

•	Regional Optical Transport. Sorrento’s solution permits service providers to expand beyond the confines of metropolitan networks using the same platform for metropolitan and regional applications. Regional networks can now be built using the lower cost solutions developed for the metropolitan environment.

Sorrento’s Strategy

Sorrento’s objective is to become a leading supplier of intelligent optical networking solutions for metro and regional applications worldwide. The key elements of Sorrento’s strategy are to:

Enhance Sorrento’s optical networking solutions

Sorrento intends to continue to enhance its existing family of optical networking products and to introduce new products that increase the functionality of its end-to-end optical solution. Sorrento introduced TeraManager™ and TeraConfigurator™ in its management solution portfolio in fiscal 2002. Sorrento introduced a new 10-port Gigabit Ethernet multiplexer in December 2003 for video on demand and large commercial applications. The combination of Sorrento’s GigaMux® optical transport products, with the EPC™ sub-rate multiplexers and TeraManager™, its carrier class network management product, creates an intelligent all-optical transport solution.

Leverage Sorrento’s engineering expertise

Sorrento intends to leverage its engineering expertise in the areas of optical, mechanical, electrical and network management design to continue to provide leading end-to-end metropolitan and regional optical networking systems and to expand its market share. Sorrento believes it was the first company to commercially ship a metropolitan optical networking product using DWDM technology. As of January 31, 2004, Sorrento had a skilled team of 49 engineers that continually focus on developing products for the metropolitan and regional optical transport market. Sorrento believes that its technological expertise has been the key to its success and will enable it to rapidly develop new product offerings and end-to-end optical solutions for the metropolitan and regional markets.

Allow Sorrento’s customers to leverage their fiber assets by offering revenue-generating services

The majority of Sorrento’s existing customers and targeted customers have a large amount of fiber assets in the metropolitan and regional network infrastructure. Sorrento intends to continue to develop and provide solutions that will enable its customers to leverage their existing fiber infrastructure to deliver revenue-generating services, while reducing their overall network costs. In addition, Sorrento believes its existing customer base provides it with an advantage when competing for new customers. Sorrento intends to continue to work closely with its customers and invest in sales and marketing resources to maintain its high level of customer service and remain responsive to its customers’ changing needs.

Aggressively pursue expense reduction initiatives

Sorrento continues to aggressively pursue cost reduction initiatives to bring its expenses in line with current and future anticipated revenues. Such reductions may affect the size of Sorrento’s workforce, and may require decreasing its operating expenses and capital spending. During the past two fiscal years, Sorrento has concentrated on implementing initiatives that have lowered its operating costs and anticipate the need for continued cost reductions if sales volume does not increase in the near future.

Maintain Sorrento’s sales, service and support organizations worldwide

Sorrento intends to continue to market its products worldwide. Sorrento currently has sales, service and support teams in North America, Europe and Asia. Sorrento believes that sales, service and support efforts on a customer-by-customer basis are most effective due to the technical evaluation and significant investments that are made by its customers.

Expand Sorrento’s product and customer base through careful acquisitions

Sorrento intends to expand its addressable market by adding “best-of-breed” optical access products to its metro/regional portfolio and enhance its edge-to-core network offerings. The recent acquisition of LuxN, Inc., is a prime example of such expansion. LuxN supplies optical access equipment for the network edge using CWDM and DWDM technology. LuxN’s Operations Systems Modification of Intelligent Network Elements (OSMINE) certified products enable delivery of high-bandwidth data, storage, video and voice services for service providers, cable Multiple Service Operators, or MSOs, and enterprises. Sorrento’s union with LuxN broadens its 30-plus blue-chip customer base by adding over 20 new customers including Time Warner Telecom, Hawaii I-Net, Yipes Enterprise Services, and numerous universities.

Products

Sorrento’s family of optical networking systems is designed to provide its customers with end-to-end solutions for the metropolitan and regional optical networking markets. Sorrento’s transport, access, switching and network management systems include the following products, some of which are still in development.

GigaMux® 6400—DWDM Optical Transport

Sorrento’s GigaMux® 6400 optical transport product utilizes DWDM technology to expand the capacity of new and existing fibers and enable traffic to travel throughout metropolitan optical networks without optical to electrical to optical conversions at each intermediate node. Sorrento’s GigaMux® 6400 features wavelength translation, wavelength multiplexing, optical amplification, optical add-drop multiplexing, protection switching and performance monitoring. The scalable and modular architecture of Sorrento’s GigaMux® 6400 product enables service providers to easily and cost-effectively expand their existing networks as bandwidth requirements increase. The GigaMux® 6400 can simultaneously transport multiple protocols bi-directionally over one or more fibers, which reduces the cost and complexity of the network. As part of Sorrento’s focus on video-on-demand transport, it recently introduced a 10-port Gigabit Ethernet multiplexer for GigaMux® 6400 metro/regional DWDM system targeted at the cable multi-system operator community.

Sorrento’s GigaMux® 6400 product is Network Equipment Building Standards, or NEBS, level III certified. As of January 31, 2004, Sorrento has shipped its GigaMux® product to over 20 direct carrier customers or resellers worldwide. Sorrento’s GigaMux® product includes the following key features:

•	Scalability. The system can grow from 1 to 64 protected channels (640 Gbps/fiber) without a major upgrade or service interruption.

•	Protocol transparency. The system can aggregate and transport SONET/SDH (OC-3/STM-1 through OC-192/STM-64 carrying voice, IP or ATM traffic), ESCON, Fibre Channel, Fast Ethernet, Gigabit Ethernet and video.

•	Modular protection. The system’s modular protection system allows redundancy to be implemented at any point in the network.

•	Add/drop channels. The system is equipped with add/drop modules that allow specific channels to be added or dropped while all other channels pass through. Sorrento’s filter subsystem can add or drop from single channels to larger wavelength bands.

•	Reach. Up to 600 kilometers with optical amplifiers and up to 1,000 km with the addition of dispersion compensation.

EPC™—Sub-Rate Access Multiplexers

Electric Photonic Concentrator, or EPC™, is Sorrento’s sub-rate access multiplexer product that aggregates a wide variety of traffic from businesses and network points of presence for high-speed transport throughout optical networks. The traffic is aggregated for transmission on a single wavelength over the GigaMux® 6400. EPC™ is designed to lower the cost and increase the efficiency of bandwidth delivery within optical networks.

Sorrento’s EPC™ products aggregate the following protocols:

•	Ten one Gigabit Ethernet channels onto one 10 Gigabit wavelength;

•	16 OC-3 channels or 4 OC-12 channels, or a combination thereof, over a single OC-48 wavelength;

•	Two one Gigabit Ethernet channels, or four fractional Gigabit Ethernet channels, over a single OC-48 wavelength; and

•	Eight ESCON channels over a single OC-48 wavelength.

GigaMux® 3200 and 1600—DWDM and CWDM Optical Transport

Sorrento’s GigaMux® 3200 and 1600 platforms feature the flexibility and value needed for optical access and metro applications. The GigaMux® 3200 and 1600 can scale up to 16 protected wavelengths of DWDM or 8 protected wavelengths of CWDM, respectively, optimizing the cost of ownership for differing application needs. The system features wavelength translation, wavelength multiplexing, optical amplification, optical add-drop multiplexing, protection switching, and comprehensive management and performance monitoring.

The GigaMux® 3200 and 1600 modules are supported in four different chassis options (GM 3234, GM 3217, GM 1608 and GMX 128), ranging from 1 to 64 wavelengths in capacity. All modules are common across multiple chassis allowing ease and simplicity of sparing and flexible provisioning. Whether the CWDM/DWDM equipment is positioned at the central office or customer premise, Sorrento utilizes an industry leading form factor to keep rack space to a minimum. The operational flexibility is extended to multi-rate software provisioning, varying methods of protection, with DC and AC power support across all chassis. The GigaMux® 3200 and 1600 design is focused on providing simple intelligent optical access solutions at a low cost of ownership to the carrier providing a quick return on investment with ease of implementing new revenue services.

Sorrento’s GigaMux® 3200 and 1600 products are NEBS level III certified. As of January 31, 2004, Sorrento has shipped its GigaMux® 3200 and 1600 products to over 20 customers worldwide. Sorrento’s GigaMux® 3200 and 1600 products include the following key features:

•	Affordable pay-as-you-grow architecture featuring a low entry price, modular design, and the ability to add more services without interrupting the existing traffic.

•	Multi-rate, multi-protocol on the same hardware, supporting GbE, 1G & 2G Fibre Channel, ESCON, FICON, OC-3 through OC-192, digital video, 10 GbE LAN/WAN PHY and more.

•	Support for all access and metro topologies (including point-to-point, linear add/drop, ring, and mesh) over single or dual fibers with distances over 250 km.

•	Four different chassis options starting at 2RU in height (3.5”) and scaling from 1 to 64 wavelengths in capacity.

•	Cost effective in-wavelength management, eliminating the need for a separate optical supervisory channel.

•	Support for both CWDM and DWDM in the same chassis and on the same fiber, utilizing the same form factor for all modules, maximizing service flexibility and greatly reducing sparing and inventory costs.

TeraManager™—Element Management System

TeraManager™ is Sorrento’s TL1-based intelligent element management software platform that provides fault, configuration, performance and security management for all of the Sorrento products and for networks built with such products. Service providers can operate Sorrento’s network management platform through an easy-to-use graphical user interface, which gives users a complete network view and enables point and click provisioning and monitoring.

Sorrento’s TeraManager™ product includes the following features:

•	Fault, configuration, security and performance management;

•	Carrier class performance; and

•	Interface with higher layer operation support systems.

Meret Optical Communications

Sorrento’s optical networking subsidiary, Meret Communications, Inc., doing business as Meret Optical Communications, also markets Sorrento’s new CWDM product, as well as feature-rich video transport and switching, radio frequency, or RF, transmission, and RF synthesis products.

Customers

Sorrento’s target customer base includes wholesale and retail broadband service providers, such as inter-exchange carriers, local and foreign telephone companies, the telecom affiliates of utility companies (utilicoms), cable television service providers, system integrators and distributors.

Sorrento’s customers generally fit the following customer profiles:

•	Wholesale Network Providers. These customers provide wavelength and broadband services to communication service providers and include telecommunication carriers, cable companies and utilicoms.

•	Managed Services Providers. These customers provide wavelength and broadband services to enterprises and include telecommunication carriers, cable companies, utilicoms and internet service providers.

•	System Integrators. Companies that specialize in providing turnkey networking solutions for enterprise networks and applications such as data-center connectivity and storage area networks.

•	Large Enterprises. Large enterprise customers are generally large organizations with complex networking needs, usually spanning multiple locations and difficult types of network requirements. Enterprise customers include industrial corporations, government agencies and utilities.

•	Small and Medium Businesses. These customers have a need for networks as well as connections to the Internet or to their business partners. However, they generally have limited resources. Therefore, Sorrento provides its products through systems integrators or value added resellers.

Sorrento’s customer base is highly concentrated. In its fiscal year ended January 31, 2004, five customers accounted for 48% of Sorrento’s net sales. In its fiscal year ended January 31, 2003, five customers accounted for 84% of net sales, and in its fiscal year ended January 31, 2002, five customers accounted for 62% of net sales. Sorrento expects this customer concentration to continue for the foreseeable future. For its fiscal year ended January 31, 2004, Sorrento shipped its optical networking products to a total of 23 customers worldwide. Three customers, AT&T Broadband, now Comcast Corporation, Cox Communications and Looking Glass Networks each represented more than 10% of Sorrento’s net sales for fiscal 2004 and AT&T Broadband, now Comcast Corporation, Cox Communications and Deutsche Telekom each represented more than 10% of Sorrento’s net sales for fiscal 2003.

Key Relationships

Three customers, AT&T Broadband, Cox Communications and Deutsche Telekom, each represented more than 10% of Sorrento’s net sales for fiscal 2002.

Sorrento has entered into long-term agreements with some of its customers, including:

AT&T Broadband Network Solutions (now Comcast Business Communications)

In February 2000, Sorrento entered into a strategic alliance agreement with AT&T Broadband Network Solutions (now Comcast Business Communications), or AT&T Broadband. Under the terms of this agreement, AT&T Broadband and Sorrento agreed to negotiate in good faith concerning the implementation of a number of joint sales and marketing initiatives. AT&T Broadband also agreed to help introduce Sorrento’s technology to individuals at other AT&T divisions and to provide feedback concerning its products’ performance. The initial term of this agreement expired in February 2002 and was automatically renewed for an additional one-year term in February 2002, February 2003 and February 2004. Similar automatic renewals will occur in each succeeding February. Either AT&T Broadband or Sorrento may terminate the agreement for any reason upon 90 days’ notice. In addition, Sorrento concurrently entered into an equipment purchase agreement. The equipment purchase agreement expired in February 2002 and was automatically renewed for an additional one-year term in February 2002, February 2003 and February 2004. Similar automatic renewals will occur in each succeeding February. Either AT&T Broadband or Sorrento may terminate the agreement for any reason upon 90 days’ notice. Sorrento started shipping its products to AT&T Broadband in the second quarter of fiscal year 2001.

In November 2002, Sorrento entered into a separate exclusive supplier agreement with AT&T Broadband. Under this agreement, Sorrento became AT&T Broadband’s exclusive supplier, subject to certain exceptions, of DWDM and CWDM equipment that AT&T Broadband uses to provide UFO Communications, Inc., a private service provider, with certain services on certain AT&T Broadband networks. The initial term of this agreement is five years and continues after the initial term until either party gives 90 days’ written notice terminating the agreement.

Looking Glass Networks

In August 2001, Sorrento entered into an equipment purchase agreement with Looking Glass Networks, or LGN. Under the terms of this agreement, LGN agreed to purchase metro DWDM optical networking equipment from Sorrento as its primary supplier. LGN also agreed to receive early adopter access to new and emerging Sorrento technologies, and to serve as a beta tester for new and emerging equipment and to provide feedback concerning Sorrento’s products’ performance. The initial term of this agreement expires in August 2004 and will be automatically renewed for additional one-year terms. Either LGN or Sorrento may terminate the agreement at the end of the initial or any renewal term upon 90 days’ notice. Sorrento started shipping its products to LGN in the third quarter of fiscal year 2002.

Time Warner Telecom

In April 2001, Sorrento entered into an equipment purchase agreement with Time Warner Telecom, or TWT. Under the terms of this agreement, TWT agreed to purchase CWDM and DWDM optical networking equipment from Sorrento. The initial term of this agreement expired in April 2003 and was automatically renewed for an additional one-year term in April 2004. Similar automatic renewals will occur in each succeeding April. TWT may terminate the agreement for any reason upon 30 days’ notice.

Sales and Marketing

Sorrento’s sales effort is currently focused on North America, Europe and Asia. As of January 31, 2004, Sorrento’s sales and marketing organization included 36 employees, including account managers, sales engineers, support personnel, product managers and marketing personnel. In North America and Europe, Sorrento sells its products through its direct sales force as well as through system integrators. Sorrento’s international direct sales force is located in the United Kingdom, France and Germany. In Asia, Sorrento sells its products though system integrators.

In support of Sorrento’s worldwide selling efforts, Sorrento’s marketing team targets potential customers through in-depth market analysis. Sorrento’s marketing objectives include building market awareness and acceptance of its products as well as expanding its customer base. Sorrento’s customer acquisition strategy has focused on targeting customers who are aggressively building network infrastructure and are looking to leverage existing fiber assets to generate additional revenue from broadband services. This focus has led to strategic supply agreements with several MSOs, utilities, and CLECs. Sorrento also plans to target incumbent carriers as they expand the development of their metropolitan and regional fiber networks. Marketing personnel coordinate Sorrento’s participation in trade shows, seminars and industry events and conduct media relations activities with trade and general business publications. Sorrento participates in many industry organizations responsible for developing standards that are used in optical networks.

Customer Service and Support

Sorrento’s customer service and support team provides a critical component of its customer satisfaction initiative. This team provides support to Sorrento’s customers by allowing them to successfully design and implement their optical networks. All services can be customized to meet the needs of Sorrento’s customers. Sorrento’s staff is experienced, and has the equipment necessary to support both installation and problem resolution. A variety of installation service packages support the implementation from start up to upgrades and maintenance. Specialists are available 7 days a week, 24 hours a day. Sorrento offers a Technical Assistance Center including field services support. Multiple technical support service agreements allow Sorrento’s customers to define the level of support they require. Sorrento’s customer service and support team provides installation, maintenance and training programs addressing the product installation and maintenance processes and can be delivered at the customer location or at Sorrento’s training facility.

Sorrento currently provides service and support to its international customers on a direct basis and is establishing service and support agreements throughout the world. To date, revenues from service and support agreements have not been material. Sorrento intends to continue to develop its internal team to meet the needs of its customers and will utilize strategic partners to allow it to provide greater value when appropriate.

Sorrento provides a total service solution. Sorrento’s hardware products are warranted against defects for a period of 12 to 36 months depending on purchase agreements, including technical support and parts repair/replacement. Sorrento also offers support contracts for a fee to its customer base, thereby allowing its customers to select a service plan tailored to their own particular needs.

Engineering, Research and Development

Sorrento has assembled a team of highly skilled engineers with extensive experience in the fields of optical, mechanical, electrical and network management design. Sorrento believes that its success in introducing DWDM optical technology for use in the metropolitan and regional markets was a result of its strength in research and development. As of January 31, 2004, 49 employees were engaged in engineering, research and development efforts. Sorrento’s research and development efforts are focused on new product development as well as enhancing performance and reliability of its existing products. Sorrento believes that its research and development efforts are key in maintaining technical competitiveness, delivering innovative products, and addressing the needs of the regional and metropolitan market.

Sorrento’s engineering, research and development expenses were $8.0 million, $9.0 million and $13.7 million for the years ended January 31, 2004, 2003 and 2002, respectively. The decrease in Sorrento’s engineering, research and development expenses was primarily due to headcount and expense reduction programs initiated by Sorrento as a result of decreased capital spending levels from its major telecom customers during these periods.

Manufacturing and Quality

Sorrento outsources the manufacturing of its products. Sorrento designs its products and performs system integration, quality control, final testing and configuration at its San Diego, California and Sunnyvale, California locations. Sorrento’s Sunnyvale facility is ISO 9001:2000 certified and it has begun the process of upgrading its San Diego facility from ISO 9002:1994 to ISO 9001:2000. By meeting such standards, Sorrento assures its customers that it meets internationally recognized standards for quality, customer care and sound management practices. Sorrento believes that outsourcing its manufacturing allows it to conserve working capital, flexibly respond to changes in market demand and quickly deliver products to its customers.

Sorrento currently purchases products from its contract manufacturers and other suppliers on a purchase order basis. Sorrento generally does not enter long-term contracts with its contract manufacturers or suppliers, and they are not obligated to perform services for Sorrento for any specific period or at any specified price, except as may be provided in a particular purchase order. Sorrento purchases a limited number of key components used in the manufacturing of its products from a limited number of suppliers and some of its components are purchased exclusively from a single supplier on a purchase order basis. Management believes that other suppliers could be identified to provide similar components on comparable terms. A change of suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

Patent, Trademarks and Licenses

Sorrento currently holds approximately 39 patents and has several patent applications pending. Although Sorrento attempts to protect its intellectual property rights through patents, trademarks, and copyrights, maintaining certain technology as trade secrets and other measures, Sorrento cannot assure that any patent, trademark, copyright or other intellectual property rights owned by it will not be invalidated, circumvented or challenged, that such intellectual property rights will provide competitive advantages to Sorrento or that any of its pending or future patent applications will be issued with the scope of the claims sought by Sorrento, if at all. Sorrento cannot assure that others will not develop technologies that are similar or superior to its technology, duplicate its technology or design around the patents that Sorrento owns. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which Sorrento does business or intends to do business in the future. Sorrento also has licensed and may in the future license technologies from other companies on a non-exclusive basis. For example, one of Sorrento’s CWDM products incorporates technology purchased from Entrada Networks, Inc., its former affiliate, that Sorrento then enhanced to complete a commercially feasible product.

Sorrento believes that the future success of its business will depend on its ability to translate the technological expertise and innovation of its personnel into new and enhanced products. Sorrento cannot assure that the steps taken by it will prevent misappropriation of its technology. In the future, Sorrento may take legal action to enforce its patents and other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm Sorrento’s business and operating results.

As is common in Sorrento’s industry, Sorrento has from time to time received notification from other companies of intellectual property rights held by those companies upon which Sorrento’s products may infringe. Any claim or litigation, with or without merit, could be costly, time consuming and could result in a diversion of management’s attention, which could harm Sorrento’s business. If Sorrento was found to be infringing on the intellectual property rights of any third party, it could be subject to liabilities for such infringement, which could be material, and could be required to seek licenses from other companies or to refrain from using, manufacturing or selling certain products or using certain processes. Although holders of patents and other intellectual property rights often offer licenses to their patent or other intellectual property rights, no assurance can be given that licenses would be offered, that the terms of any offered license would be acceptable to Sorrento or that failure to obtain a license would not cause its operating results to suffer.

Working Capital Practices

Sorrento has historically maintained high levels of inventories to meet output requirements of its customers and to ensure an uninterrupted flow of inputs from suppliers. Sorrento has, however, initiated active and aggressive programs to reduce its inventories and conserve working capital resources on an ongoing basis. It is not Sorrento’s standard policy to grant customers the right to return merchandise that performs according to specifications. Typical payment terms require payment within 30 to 60 days from the date of shipment.

Sorrento performs ongoing credit evaluations of each customer’s financial condition and extends unsecured credit related to the sales of various products. From time to time Sorrento receives financial instruments such as letters of credit for payments for international customers. At January 31, 2004, accounts receivable due from Cox Communications, KLA Tencor, CNT and Time Warner Telecom accounted for 16%, 12%, 12% and 11%, respectively, of net receivables. At January 31, 2003, accounts receivable due from AT&T Broadband, Cox Communications, DeltaNet and Inoc accounted for 31%, 16%, 19% and 30%, respectively, of net receivables.

Sorrento’s Backlog

At January 31, 2004, Sorrento had backlog that totaled $2.1 million compared to $5.0 million at January 31, 2003. Sorrento’s backlog consists of orders confirmed with a purchase order for products to be shipped within 12 months to customers with approved credit status. Sorrento does not believe that backlog, as of any particular date, should be used as an indication of sales for any future period for two reasons. First, orders are increasingly being booked and shipped in a short period of time and therefore may never be calculated in the backlog amount at the end of any particular quarter. Second, customers have and can change delivery schedules or cancel orders without a significant penalty.

Competition

The market for optical networking equipment is extremely competitive and subject to rapid technological change. Sorrento expects competition to continue to be significant in the future. Sorrento’s primary competitors in the DWDM market include vendors of optical networking and infrastructure equipment such as ADVA AG Optical Networking, CIENA Corporation, Cisco Systems, Lucent Technologies, Fujitsu and Nortel Networks, as well as private companies that have been or will be focusing on its target markets. Sorrento’s primary competitors for its CWDM products include ADVA AG Optical Networking and CIENA Corporation, as well as private companies that have been or will be focusing on its target markets. Many of Sorrento’s competitors have significantly greater financial resources and are able to devote these greater resources to the development, promotion, sales and support of their products. In addition, many of Sorrento’s competitors have more extensive customer relationships than Sorrento does, including relationships with its potential customers. Sorrento believes each of its competitors has optical networking products in various stages of development.

Sorrento believes the principal competitive factors in the optical networking market are:

•	product performance, features, functionality and reliability;

•	price/performance characteristics;

•	timeliness of new product introductions;

•	relationships with existing customers;

•	service, support and financing; and

•	financial stability and strength of the company.

Sorrento believes its products compete favorably with its competition within its marketplace.

The competitors for Meret’s legacy products include Pesa, Artel, RGB Spectrum, Utah Scientific, and many other companies.

Increased competition may result in further price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect Sorrento’s business, operating results and financial condition. There can be no assurance that Sorrento will be able to compete successfully against current and future competitors, or that competitive factors will not have a material adverse effect on its business, operating results and financial condition.

Environmental Compliance

Sorrento is required to file environmental compliance reports with the Federal Food and Drug Administration regarding the emissions levels of its laser-based products, which are used in fiber optics communications. All of Sorrento’s products comply with these required safety level standards.

Employees

As of January 31, 2004, Sorrento had 132 employees, of which 49 were in engineering, research and development, 36 in sales and marketing, and the remainder in manufacturing and in general and administrative functions. Of the 49 employees in engineering, research and development, 20 have masters degrees and 14 have doctorate degrees. Sorrento also employs a number of part-time and temporary personnel from time to time in various departments. Sorrento’s future success will depend in part on its ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. None of Sorrento’s employees are covered by a collective bargaining agreement and Sorrento believes that its relations with its employees are good.

Definitions

As used in this joint proxy statement / prospectus, the following terms have the meanings indicated:

“ATM” means Asynchronous Transfer Mode, which is a type of networking technology based on transferring data in cells or packets of a fixed size. The small, constant cell size allows ATM equipment to transmit video, audio, and data over the same network, and assure that no single type of data overtakes the line. Current implementations of ATM support data transfer rates of 25 Mbps to 2.48 Gbps.

“Backbone” means a main segment of a network carrying large amounts of traffic. Individual metro and interoffice rings are attached to the backbone.

“Bandwidth” means the capacity to move information down a communications channel. Bandwidth is defined by the highest data rates that can be transmitted by that channel and is commonly measured in bits per second (bps). For example, Ethernet has a 10 Mbps bandwidth and OC-192 has 10 gigabits per second bandwidth.

“Bridge” means a device that connects two or more networks of the same access method (Ethernet to Ethernet or Token Ring to Token Ring) by making simple forward/don’t forward decisions on each data packet received from any of the networks to which it is connected.

“Broadband” means technologies or networks that have the ability to transmit high data rates.

“CLEC” means a Competitive Local Exchange Carrier.

“Concentrator” means the connection point, more sophisticated than a hub, incorporating different types of cable connections, back-up power supply, data-gathering capability for management purposes and possibly even bridge and router features as well.

“CWDM” means Coarse Wavelength Division Multiplexing, which is a sophisticated opto-electronics technology that uses multiple wavelengths of light spaced at least 400 Ghz apart to increase the number of video, data or voice channels of information that can be sent on a single optical fiber in a transmission system.

“DWDM” means Dense Wavelength Division Multiplexing, which is a sophisticated opto-electronics technology that uses multiple wavelengths of light very efficiently to greatly increase the number of video, data or voice channels of information that can be sent on a single optical fiber in a transmission system.

“ESCON” means Enterprise System Connectivity, which is a protocol for 200 Mbps signal transmission speed over fiber optic cable.

“Ethernet” means a 10 Mbps speed network that runs over thick coaxial cable (10BASE5), thin coaxial cable (10BASE2), twisted-pair (10BASE-T), and fiber-optic cable. It is the most widely used LAN technology and the most popular form of Ethernet is 10BASE-T. Ethernet is a network specification that was developed at Xerox Corp’s Palo Alto Research Center, and made into a network standard by Digital, Intel, and Xerox.

“Fast Ethernet” means a 100 Mbps speed network that runs over thick coaxial, twisted-pair, and fiber-optic cable. Fast Ethernet is 10 times faster than Ethernet.

“FDDI” means a Fiber Distributed Data Interface and is a fiber optic network that supports transmission speeds up to 100 Mbps.

“Fibre Channel” means a serial data transfer architecture standard conceived for new mass storage devices and other peripheral devices that require very high bandwidth connections. Bit rates for Fibre channel are either 1.06 Gbps or 2.1 Gbps.

“Gigabit Ethernet” means a 1000 Mbps speed network that runs fiber-optic cable for wide area network connections.

“HDTV” means high definition television, which is a new type of television that provides much better resolution than current television. HDTV is slowly being implemented into the broadcast networks.

“Hub” means a central connection device to which many network tributaries are connected.

“ILEC” means Incumbent Local Exchange Carrier and is a telephone company that provides local services and does not offer long distance services. All the regional operating companies after the break-up of AT&T became ILECs.

“ISDN” means an Integrated Services Digital Network and is an all-digital communications network that provides a wide range of services on a switched basis. Voice, data and video can be simultaneously transmitted on one line from a source.

“ISO” means International Standards Organization. Founded in 1946, ISO is an international organization composed of national standards bodies from over 75 countries. ISO has defined a number of important computer standards; the most significant of which is perhaps is OSI (Open Systems Interconnection), a standardized architecture for designing networks.

“ISP” means an Internet Service Provider.

“ITU” means International Telecommunications Union, which is an intergovernmental organization through which private and public organizations develop telecommunications. The ITU was founded in 1865 and became a United Nations agency in 1947 and it is responsible for adopting international tax treaties, regulations and standards governing telecommunications.

“IXC” means an inter-exchange carrier, a long distance telephone company or a carrier that specializes in connecting central offices of local service providers. This carrier typically does not offer services to end users. AT&T, MCI and Sprint are IXCs. A carrier that provides the backbone of competitive local exchange carriers can also be considered as an IXC. Therefore, an IXC can provide service in both metropolitan and in long haul networks.

“LAN” means a Local Area Network and is a high-speed communications system designed to link computers for the purpose of sharing files, programs and various devices such as printers and high-speed modems within a small geographic area such as a workgroup, department or single floor of a multi-story building. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

“MSO” means a Multiple Service Operator, which is typically a cable TV operator that offers multiple services such as video, voice and data.

“Multiplexing” means a process that combines a number of lower speed data transmissions into one high-speed data transmission by splitting that total available bandwidth into narrower bands (frequency division) or by allotting a common channel to several different transmitting devices one at a time in sequence (time division). The opposite function of separating the data channels into their original format is called demultiplexing.

“OC-1, OC-3, OC-12, OC-48, OC-192” means the SONET bit rates of 51.85Mbps, 155 Mbps, 622 Mbps, 2.5 Gbps and 10Gbps transmission speeds for signals over fiber optic cables. The number in the end of the term corresponds to the equivalent multiple of OC-1 capacity (e.g., OC-192 means equivalent to 192 times OC-1)

“OEMs” means original equipment manufacturers.

“Opto-Electro-Optical” means Optical-Electrical-Optical which describes the conversion of optical signals to electric and back to optical. Typically, devices performing this function in the electrical domain and the signals need to be converted back to optical for transmission over optical fibers.

“Packet” means the “envelope” in which the network software places a message being sent from one station to another station in a network. One of the key features of a packet is that it contains the destination address in addition to the data.

“POTS” means “plain old telephone service” which refers to the standard telephone service over copper lines that most homes use. In contrast, telephone services based on high-speed, digital communications lines, such as ISDN and FDDI, are not POTS. The main distinction between POTS and non-POTS services is speed and bandwidth. POTS is generally restricted to about 52Kbps.

“Protocol” means a standard developed by international standards bodies, individual equipment vendors, and ad hoc groups of interested parties to define how to implement a group of services in one or more layers of the OSI model. The Open Systems Interconnect (“OSI”) reference model was developed by the ISO to define all the services a LAN should provide. Ethernet and Token Ring, for example, are both protocols that define different ways to provide the services called for in the Physical and Data Link Layers of the OSI model.

“PTT” means Postal, Telephone and Telegraph, and refers to a generic telephone company outside the United States. Typically, a PTT is state owned and can operate both local and long distance services.

“RBOC” means a Regional Bell Operating Company.

“Router” means a network translator that reads network-addressing information within packets to provide greater selectivity in directing traffic over multiple network segments. It is a more complex inter-networking device.

“SDH” means Synchronous Digital Hierarchy, which is transmission protocol for high speed transmission over fiber optic cable published in 1988 by the Consultative Committee for International Telegraph and Telephony. It a hierarchy similar to SONET but in this case the lowest bit rate channel is STM-1 (155 Mbps).

“SONET” means a transmission protocol for high-speed transmission over fiber optic cable, which was introduced by Bell Communications in 1984 and quickly accepted by American National Standards Institute.

“Switch” means a device that allows the network operator to vary and select connections between network nodes at very high speeds.

“T-1” means a dedicated phone connection supporting data rates of 1.544 Mbps. A T-1 line actually consists of 24 individual channels, each of which supports 64Kbps and can be configured to carry voice or data traffic. T-1 lines are sometimes referred to as DS-1 lines.

“TCP/IP” means Transmission Control Protocol/Internet Protocol, which is a suite of protocols used for communications between two or more devices.

“TDM” means time division multiplexing which is a multiplexing process that combines a number of lower speed data transmissions into one high-speed data transmission by allotting a common channel to several different transmitting devices one at a time in sequence.

“Token Ring” means a 4 Mbps or 16 Mbps speed network that uses different technology than Ethernet to co-ordinate the transmission of data among nodes.

“WAN” means a Wide Area Network and is a communications network that connects geographically dispersed users. Typically, a WAN consists of two or more LANs. The largest WAN in existence is the Internet.

Properties

Sorrento is headquartered in its San Diego, California facility that it owns consisting of approximately 36,000 square feet used for offices, research and development and manufacturing. Sorrento also owns a 47,000 square foot facility in San Diego, California adjacent to its headquarters that is used for offices, manufacturing and customer support.

For the fiscal year 2004, Sorrento occupied an additional 40,668 square feet used for office, research and development and manufacturing activities under leases as detailed below:

Location	Square Footage	Facility Type	Expiration Date
Sunnyvale, California	35,288	Office/Manufacturing	December 31, 2004
Stuttgart, Germany	5,380	Office	December 31, 2005

Sorrento believes its facilities are suitable and adequate to meet its current needs. See Note E to the consolidated financial statements for terms and amounts of mortgages on the facility Sorrento owns.

Legal Proceedings

On June 4, 2003, Sorrento consummated an exchange transaction and cancelled all outstanding Series A convertible preferred stock and 9.75% senior convertible debentures. The exchange agreement provides that the litigation instituted by the former holders of Series A stock be dismissed with prejudice against Sorrento, its subsidiaries, its current officers and directors, and other defendants who execute an appropriate release, and without prejudice against all other defendants. This dismissal will require court approval, which is in the process of being obtained by counsel for all parties.

In addition, claims in arbitration were filed by two of Sorrento’s former financial officers and employees who worked in Sorrento’s former Santa Monica office, which has since been closed, alleging that their resignations in May 2002 were for “good reason” as defined in their employment agreements, all of which were to expire on May 22, 2002. One of the claims was settled in May 2003 for $45,000, approximately the value of legal fees incurred by the plaintiff. The other claim was resolved in August 2003 by an arbitrator who ruled in Sorrento’s favor. As part of the arbitration ruling, both parties were responsible for their own legal fees.

A former officer of SNI brought suit alleging breach of a consulting agreement Sorrento entered into with him in March 2002, following his resignation for “good reason” as defined in his employment agreement. He was seeking acceleration of consulting fees due to him under his consulting agreement in the amount of $229,000. This suit was settled in January 2004 for approximately $150,000 in full settlement and a mutual release of claims from both parties.

From time to time, Sorrento is involved in various other legal proceedings and claims incidental to the conduct of its business. Although it is impossible to predict the outcome of any outstanding legal proceedings, Sorrento believes that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material effect on its financial position, results of operations, or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements contained in this joint proxy statement/prospectus, including, without limitation, statements containing the words “believes,” “anticipates,” “estimates,” “expects,” and words of similar import constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are referred to the “Risk Factors” section of this joint proxy statement/prospectus, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

The results of operations reflect Sorrento’s activities and those of its wholly-owned subsidiaries; this consolidated group is referred to individually and collectively as “Sorrento.”

Critical Accounting Policies and Estimates

Sorrento’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Sorrento to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, Sorrento evaluates its estimates, including those related to its valuation of inventory and its allowance for uncollectible accounts receivable. Sorrento bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

Sorrento believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

•	Revenue recognition. Revenue is generally recognized when the products are shipped, all substantial contractual obligations, if any, have been satisfied, and the collections of the resulting receivable is reasonably assured. When title does not pass to the customer at time of shipment, revenue is not recognized until all contractual requirements are met and title has transferred. During this transition period, the amount of the sale and/or installation is shown in deferred revenue.

•	Revenue from installation is recognized as the services are performed to the extent of the direct costs incurred. To date, installation revenue has not been material. Revenue from service obligations, if any, is deferred and recognized over the life of the contract. Inventory or demonstration equipment shipped to potential customers for field trials is not recorded as revenue. Sorrento accrues for warranty costs, sales returns and other allowances at the time of shipment. Although Sorrento’s products contain a software component, the software is not sold separately and Sorrento is not contractually obligated to provide software upgrades to its customers.

•	Inventory. Inventory is evaluated on a continual basis and management must make estimates about the future customer demand for Sorrento’s products, taking into account both the economic conditions and growth potential of Sorrento’s customers. Reserve adjustments are made based on management’s estimate of future sales value, if any, of specific inventory items. Reserve adjustments are made for the difference between the cost of the inventory and the estimated market value and charged to operations in the period in which the facts that give rise to the adjustments become known. A misinterpretation or misunderstanding of these conditions or uncertainty in the future outlook of Sorrento’s industry or the economy, or the failure to estimate correctly, could result in inventory losses in excess of the provisions determined to be appropriate at the time of the balance sheet.

•	Accounts receivable. Accounts receivable balances are evaluated on a continual basis and management regularly reviews the financial stability of individual customers. This analysis involves a judgment of the customer’s current and projected financial condition and the positive or negative effects of the current and projected industry outlook, as well as that of the economy in general. Allowances are provided for potentially uncollectible accounts based on management’s estimate of the collectability and the probability of default of customer accounts. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance may be required. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known.

•	Intangible assets. Sorrento currently has intangible assets that include assets with finite lives, such as its purchased technology. The determination of related estimated useful lives and whether these assets are impaired involves judgments based upon short and long-term projections of future performance. Sorrento has no goodwill or indefinite life intangible assets. Other intangible assets with finite lives continue to be amortized over their useful lives.

•	Legal contingencies. Sorrento is subject to proceedings, lawsuits and other claims, including proceedings under laws and government regulations related to securities, environmental, labor, product and other matters. Sorrento is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for the contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. Sorrento’s reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. For more information, see Note H to the consolidated financial statements.

•

Income taxes. Sorrento currently has no provisions for income taxes. Sorrento has carry forward domestic federal net operating losses, which may be available, in part, to reduce future taxable income in the United States. However, due to potential adjustments to the net operating loss carry forwards as provided by the Internal Revenue Code with respect to future ownership changes, future availability of the tax benefits is not assured. In addition, Sorrento provided a valuation allowance in full for its deferred tax assets, as it is Sorrento’s opinion that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

LuxN, Inc.

On August 8, 2003, Sorrento completed its acquisition of LuxN, Inc. in which Sorrento paid $14.8 million in cash, 1,879,347 shares of its common stock and 400,000 warrants to purchase its common stock at an exercise price of $3.05 per share. At the effective time of the merger, Sorrento’s wholly-owned subsidiary, Lambda Acquisition Corp., was merged with and into LuxN, with LuxN being the surviving corporation in the merger. From the date of the acquisition to January 31, 2004, the results of LuxN’s operations have been combined with the company in its discussion below unless separately addressed.

Overview

Sorrento was originally incorporated in New Jersey under the name of Osicom Technologies, Inc. In fiscal 2003, Sorrento changed its name to Sorrento Networks Corporation to better reflect the name of its primary subsidiary, Sorrento Networks, Inc. Sorrento reincorporated in Delaware during fiscal 2004. Presently headquartered in San Diego, California, Sorrento is a developer and manufacturer of intelligent optical networking solutions for metropolitan and regional applications worldwide.

Beginning in fiscal 2002, the global telecommunications market deteriorated, reflecting a significant reduction in capital spending by established service providers. This trend intensified during fiscal 2003 and continued through fiscal 2004. Reasons for this reduction include the general economic slowdown, network overcapacity, customer bankruptcies, network build-out delays and limited capital availability. As a result, Sorrento’s sales and results of operations have been and may continue to be adversely affected. The significant slowdown in capital spending has created uncertainty as to the level of demand in Sorrento’s target markets. In addition, the level of demand can change quickly and can vary over short periods of time. As a result of the uncertainty and variations in Sorrento’s markets, accurately forecasting future results, earnings and cash flow is increasingly difficult.

As discussed in more detail throughout Sorrento’s MD&A:

•	Sorrento’s consolidated results of operations during the past three years were adversely affected by the rapid and sustained deterioration of the telecommunications market. After several years of significant growth, Sorrento’s revenues declined during fiscal 2003 and 2002 by 38% and 9%, respectively, as compared to the respective prior year. The significant reduction in capital spending by service providers, among other factors, contributed to this decline. There was no significant change in fiscal 2004, which includes $3.9 million in revenue from Sorrento’s newly acquired subsidiary LuxN, Inc., when compared to the prior year. If the revenue from LuxN is excluded for comparison purposes, Sorrento’s revenue declined 14% for fiscal 2004 when compared to the prior year.

•	Sorrento’s gross margin rates, which historically had exceeded 40%, fell precipitously beginning in fiscal 2002. The rapid decline in revenue from decreased market demand led to significant inventory charges and high-unabsorbed fixed cost, which, among other factors, adversely affected Sorrento’s gross margin rates.

•	Management implemented a cost reduction program during fiscal 2002. As a result, total operating expenses have declined from $63.6 million in fiscal 2001 to $23.3 million in fiscal 2004, a reduction of over $40 million.

These were the key factors that resulted in losses from continuing operations of $17.6 million, $31.3 million and $37.2 million, respectively, for fiscal 2004, 2003 and 2002, respectively.

During 2004, Sorrento took several steps to improve its balance sheet and strengthen its ability to compete in the marketplace, including:

•	On March 6, 2003, Sorrento and its wholly-owned subsidiary, Sorrento Networks, Inc., entered into an exchange agreement with the holders of its 9.75% senior convertible debentures, or the old debentures, and the Series A convertible preferred stock, or the preferred stock, of Sorrento Networks, Inc. The exchange agreement and associated documents contemplated an exchange of the old debentures and the preferred stock at closing into shares of common stock and $12.5 million of Sorrento’s new 7.5% secured convertible debentures. Certain holders of the preferred stock would also receive additional new debentures of approximately $600,000 to pay certain legal fees.

The exchange agreement was approved by stockholders on May 29, 2003 and was completed and became effective on June 4, 2003, pursuant to which Sorrento exchanged current outstanding debentures and Series A preferred stock for common stock and an issuance of a smaller principal amount of new debentures.

•	Sorrento’s acquisition of LuxN, Inc was completed on August 8, 2003. At the effective time of the merger, Sorrento’s wholly-owned subsidiary, Lambda Acquisition Corp., was merged with and into LuxN, with LuxN being the surviving corporation in the merger. Pursuant to the Agreement and Plan of Merger, each share of LuxN common stock outstanding at the effective time of the merger was cancelled. As consideration for the transaction, holders of LuxN’s Series A-1 preferred stock with an aggregate pro-rata portion of $14.8 million of LuxN’s net cash elected to receive cash at closing, and the holders of LuxN’s Series A-1 preferred stock with an aggregate pro-rata portion of $3.8 million of LuxN’s net cash elected to receive Sorrento’s common stock at closing. Sorrento issued 1,374,194 shares of its common stock to the holders of LuxN’s Series A-1 preferred stock at the closing and issued an additional 505,153 shares upon receipt of its stockholders’ approval. In addition, Sorrento issued warrants to purchase 400,000 of its shares of common stock at an exercise price of $3.05 per share to the holders of LuxN’s Series A-1 preferred stock. Sorrento did not assume or exchange any outstanding options or warrants to purchase shares of LuxN stock.

•	The first of two private placements Sorrento completed in fiscal 2004 closed on December 31, 2003. In exchange for $6.35 million in gross proceeds, Sorrento issued 2,140,101 new shares of Sorrento common stock, and warrants to purchase 1,070,051 new shares of Sorrento’s common stock. The effective price in the private placement was $2.97 for each unit consisting of one share of common stock and a warrant to purchase one-half of a share of common stock. The warrants have an exercise period of five years with an exercise price of $2.97 per share. The warrants are exercisable in cash, representing a potential $2.17 million in additional proceeds, bringing the total gross proceeds of this offering to approximately $9.5 million upon full exercise of the warrants.

•	On January 26, 2004, the second private placement was completed raising $10 million in gross proceeds. In connection with the financing, Sorrento issued 2,921,512 new shares of Sorrento common stock and warrants to purchase 1,460,756 new shares of Sorrento’s common stock. The effective price in the private placement was $3.44 for each unit. Each unit consists of one share of common stock and a warrant to purchase one-half of a share of common stock. The warrants have an exercise period of five years and an exercise price of $3.44 per share. The warrants are callable after one year under certain circumstances. The warrants are exercisable in cash, representing a potential $5 million in additional proceeds, bringing the total gross proceeds of this offering to approximately $15 million assuming the warrants are fully exercised in cash. The warrants provide for a cashless exercise under certain circumstances.

As Sorrento looks forward to fiscal 2005, it believes that the general economic recovery that began in 2004 will gradually take hold within the telecommunications marketplace. Although Sorrento’s backlog entering fiscal 2005 remains low at slightly over $2 million, the increased level of inquiries and quote activity from both current and potential new customers leads Sorrento to believe industry overcapacity has, to a large extent, been absorbed and, as such, Sorrento anticipates gradual improvement in its business commencing in mid-fiscal 2005.

Results of Operations: Comparison of the Years Ended January 31, 2004 and January 31, 2003

Net sales

Total revenues in 2004 were flat. Revenue in the United States increased reflecting the acquisition of LuxN. Revenues in Europe declined 42%, as the economic downturn, which was initially felt in the United States, more severely impacted European sales in 2004. In addition, 2004 saw a revenue increase in Asia of over 81% due to increased sales activity in Japan.

Product revenues decreased 5% while service revenues increased 111%. Service revenues were higher due to increased product deployments, offset by competitive pricing pressure. The contribution to revenue from the LuxN acquisition was $3.8 million in product and service revenue from August 8, 2003 to fiscal year end January 31, 2003.

Geographic Revenues

	For the years ended January 31,			2004 vs 2003		2003 vs 2002
	2004	2003	2002	Change $	Change %	Change $	Change %
United States	$18,445	$14,803	$28,341	$3,642	25	$(13,538)	(48)
Europe	5,455	9,469	10,130	(4,014)	(42)	(661)	(7)
Asia	1,562	865	2,356	697	81	(1,491)	(63)

Consolidated	$25,462	$25,137	$40,827	$325	1	$(15,690)	(38)

Revenues by geographic regions are based on the location of the customer.

Gross Profit

	For the years ended January 31,			2004 vs 2003		2003 vs 2002
	2004	2003	2002	Change $	Change %	Change $	Change %
United States	$3,725	$3,751	$5,996	$(26)	—	$(2,245)	(37)
Europe	1,507	(487)	2,618	1,994	409	(3,105)	(119)
Asia	461	—	708	461	100	(708)	(100)

Consolidated	$5,693	$3,264	$9,322	$2,429	74	$(6,058)	(65)

Gross Profit by geographic region is based on the location of the customer.

Gross profits. Improvement in fiscal 2004 reflects improvements in U.S. production and overhead related costs combined with the non-recurrence of obsolescence and inventory valuation reserves taken in fiscal 2003.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to sales representatives, tradeshow expenses and travel expenses. Sorrento’s consolidated selling and marketing expenses decreased to $8.4 million, or 33% of net sales, for fiscal 2004 from $12 million, or 48% or net sales, for fiscal 2003. The decline was primarily the result of continued cost reduction efforts and a reduction in both its U.S. and foreign sales offices.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of Sorrento’s technologies. All research and development costs are expensed as incurred. Sorrento continues to manage its research and development costs in relation to the changes in its sales volume and available capital resources in its development efforts to enhance existing products and introduce new products to its product offering. Sorrento’s consolidated engineering, research and development expenses decreased to $8.0 million, or 32% of net sales, for fiscal 2004 from $9.0 million, or 36% of net sales, for fiscal 2003. The decline can primarily be attributed to decreases in product development material and personnel related costs.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees, public company costs, and allocable occupancy costs. Consolidated general and administrative expenses decreased to $6.5 million, or 26% of net sales, for fiscal 2004 compared to $12.8 million, or 51% of net sales, for fiscal 2003. The decrease in general and administrative expenses can be attributed to a decrease in professional fees including reduced legal fees and lower facility related expenses.

Other operating expenses. Other operating expenses for both fiscal 2004 and 2003 included approximately $320,000 and $400,000, respectively, of purchased technology amortization expense related to acquisitions.

Other income (expenses). Other income (expenses) from continuing operations increased to $11.4 million in income for fiscal 2004 from $5.1 million in fiscal 2003. This increase reflects a net gain on the capital restructuring of $17.6 million, combined with reduced interest expense reflecting the capital restructuring in fiscal 2004. Partially offsetting these improvements were the write-off of Sorrento’s investment in UFO Communications of approximately $5 million together with a lower gain from the sales of Digi International Inc. stock in fiscal 2004 versus fiscal 2003.

Sorrento acquired LuxN Inc. on August 8, 2003, whereby it paid $14.8 million in cash and issued 1,879,347 shares of its common stock and 400,000 warrants to purchase its common stock at an exercise price of $3.05 per share. Upon valuing the purchase price and allocating the price to the assets and liabilities acquired, it was determined that net assets acquired exceeded the purchase price by $87,000. This excess of net asset acquired over the amount paid for the acquisition is reflected as a reduction to long lived assets.

Income taxes. There was no provision for income taxes for fiscal years 2004 and 2003. Sorrento has carry forwards of domestic federal net operating losses, which may be available, in part, to reduce future taxable income in the United States. However, due to potential adjustments to the net operating loss carry forwards as provided by the Internal Revenue Code with respect to future ownership changes, future availability of the tax benefits is not assured. In addition, Sorrento provided a valuation allowance in full for its deferred tax assets, as it is Sorrento’s opinion that it is more likely than not that some portion or all of the assets will not be realized. Sorrento’s prior management did not file Sorrento’s tax returns for over six years. Sorrento had losses during each of these years and does not believe there is tax liability for any of them, other than a nominal penalty for failure to file a return. Sorrento has filed its federal and state tax returns.

As with any purchase it is possible that the net operating loss carry-forward for taxes may be limited or possibly reduced to zero.

Sorrento

Net sales. Net sales decreased to $18.7 million, or 17%, for fiscal 2004 from $22.4 million for fiscal 2003. In fiscal 2004, Sorrento’s top five customers accounted for 67% of its net sales, compared to 69% of net sales contributed from its top five customers in 2003. Sorrento expects to continue experiencing significant fluctuations in its annual revenues as a result of its long and variable sales cycle as well as its highly concentrated customer base. Revenue was negatively impacted by weak telecommunication industry volumes and management’s determination to not pursue low gross margin projects.

Gross profit. Gross profit was $4.2 million for fiscal 2004, an increase of 35% from $3.1 million for fiscal 2003. Gross margin increased to 22% of net sales for fiscal 2003 from 14% for fiscal 2003. The increase was due primarily to the cost reduction efforts started in fiscal year 2003 as well as increases to Sorrento’s obsolescence and inventory value reserves in fiscal 2003.

Selling and marketing. Sales and marketing expenses declined to $7.4 million, or 39% of net sales, for fiscal 2004 from $11.7 million, or 52% of net sales, for fiscal 2003. The decrease in sales and marketing expenses resulted primarily from a reduction in personnel and related costs, decreased travel expenses, trade show participation, and advertising expenses.

Engineering, research and development. Engineering, research and development expenses decreased to $5.7 million, or 30% of net sales, for fiscal 2004 from $8.5 million, or 38% of net sales, for fiscal 2003. The decline in engineering, research and development expenses was the result of decreased expenditures associated with fewer engineering personnel combined with a reduction in material related development expenses.

General and administrative. General and administrative expenses decreased to $3.4 million, or 18% of net sales, for fiscal 2004 from $7.6 million, or 34% of net sales, for fiscal 2003. The decline in general and administrative expenses reflects the reduction of executive and administrative personnel and reduced expense levels reflecting Sorrento’s continuing cost reduction program.

Deferred and other stock compensation. Deferred and other stock compensation for the fiscal year ended January 31, 2004 includes $51,000 of amortization of deferred stock compensation resulting from the value of stock options granted to consultants compared to $433,000 for the prior fiscal year. In connection with the grants of stock options with exercise prices determined to be below the fair value of Sorrento’s common stock on the date of grant, SNI recorded deferred stock compensation of $2.6 million, which was fully amortized in 2004.

Meret Optical Communications

Net sales. Net sales decreased to $2.8 million, or 10%, for fiscal 2004, from $3.1 million for fiscal 2003. The reduction in sales volume reflects the continued weakness in the telecommunications industry.

Gross profit. Gross profit increased to $471,000, or 131%, for fiscal 2004 from $204,000 for fiscal 2003. Gross margin as a percentage of net sales increased to 16% for fiscal 2004 compared to 7% for the comparable period last year. The improvement was due primarily to non-recurrence of fiscal 2003 additions to Sorrento’s obsolescence reserves.

Selling and marketing. Sales and marketing expenses decreased to $113,000, or 4% of net sales, for fiscal 2004, compared to $315,000, or 10% of net sales, for fiscal 2003. This decline was a direct result of fewer sales employees and reduced commissions reflecting changes in the commission structure during 2004.

General and administrative. General and administrative expenses were eliminated due to consolidation of operations per the exchange agreement dated June 4, 2003, which requires Sorrento subsidiaries to be consolidated into a single entity. In preparation for combining Sorrento subsidiaries into a single entity, general and administrative, engineering and research and development for Meret were combined with Sorrento Networks, Inc.

Other operation expenses. Other operating expenses increased to $320,000, or 11% of net sales for fiscal 2004 from $421,000, or 14% of net sales, for fiscal 2003. These costs represent the amortization of purchased technology related to prior acquisitions.

Results of Operations: Comparison of the Years Ended January 31, 2003 and January 31, 2002

Net sales. Sorrento’s consolidated net sales decreased $15.7 million, or 38%, to $25.1 million for fiscal 2003 when compared to net sales of $40.8 million for fiscal 2002. Net sales for SNI decreased $13.6 million, or 38%, to $22.4 million for fiscal 2003 as compared to net sales of $36.0 million in fiscal 2002. Net sales for Sorrento’s Meret Optical segment decreased $1.7 million, or 35%, in fiscal 2003 to $3.1 million, of which $296,000 was inter-company sales as compared to net sales of $4.8 million in fiscal year 2002.

Gross profit. Cost of sales consists principally of the costs of components, subcontract assembly from outside manufacturers, and in-house system integration, quality control, final testing and configuration costs. Gross margin percent on a consolidated basis decreased to 13% for fiscal 2003 from 23% in fiscal 2002. Consolidated gross profit was $3.3 million, a decrease of 65%, for fiscal 2003 from $9.3 million for fiscal 2002.

Gross margin percent and gross profit were impacted negatively by increases in inventory reserves and sales that were made at lower gross profit margins than the prior year. Gross profit for Sorrento’s SNI subsidiary decreased to $3.1 million in fiscal 2003, as compared to $7.7 million in fiscal 2002, a decrease of 60%. An increase in Sorrento’s inventory reserves taken in the second quarter accounted for $3.0 million of the decrease in gross profit for SNI. The gross profit of Sorrento’s Meret Optical segment decreased to $204,000 in fiscal 2003, as compared to $1.7 million in fiscal 2002, a decrease of 88%. This decline was primarily the result of an increase in Sorrento’s inventory reserve of $1.0 million taken in the second quarter and a decrease in revenue volume.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to sales representatives, tradeshow expenses and travel expenses. Sorrento’s consolidated selling and marketing expenses decreased to $12.0 million, or 48% of net sales, for fiscal 2003 from $16.2 million, or 40% or net sales, for fiscal 2002. The decline was primarily the result of cost reduction efforts implemented, a reduction in both Sorrento’s U.S. and foreign sales offices and lower revenue volume for the year.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of Sorrento’s technologies. All research and development costs are expensed as incurred. Sorrento continues to manage its research and development costs in relation to the changes in its sales volume and available capital resources in its development efforts to enhance existing products and introduce new products to its product offering. Sorrento’s consolidated engineering, research and development expenses decreased to $9.0 million, or 36% of net sales, for fiscal 2003 from $13.7 million, or 34% of net sales, for fiscal 2002. The decrease can primarily be attributed to decreases in product development material and personnel related costs.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees, public company costs, and allocable occupancy costs. Consolidated general and administrative expenses remained consistent at $12.8 million, or 51% of net sales, for fiscal 2003 compared to 31% of net sales for fiscal 2002. The increase in general and administrative expenses as a percentage of net sales can be attributed to an increase in professional fees associated with the capital restructuring partially offset by a decrease in personnel related costs.

Other operating expenses. Other operating expenses for both fiscal 2003 and 2002 included approximately $400,000 of amortization of purchased technology related to acquisitions included in Meret. During the fiscal year ended January 31, 2002, Sorrento recorded a $2.7 million valuation allowance against option receivables from its former Chief Executive Officer and Chairman.

Other income (expenses). Other income (expenses) from continuing operations increased to $5.1 million in income for fiscal 2003 from $6.0 million in expense for fiscal 2002. Investment income increased by $1.6 million during the fiscal year ended January 31, 2003 from the comparable period last year due to increased investments of Sorrento’s cash surplus in short-term investments. The increase of $6.3 million in interest expense for the fiscal year ended January 31, 2003 from the prior fiscal year is primarily due to the interest incurred on Sorrento’s convertible debentures and an adjustment relating to the amortization of both the beneficial conversion feature of the value allocated to the issuance of warrants on Sorrento’s senior convertible debentures. The $5.5 million of interest on these debentures includes the stated 9.75% interest of $2.3 million of which $2.0 million was paid in common stock and $292,000 was paid in cash, amortization of issuance costs of $259,000, and amortization of the fair value of the warrants issued to the purchasers and placement agent and the deemed beneficial conversion feature of $2.9 million. Other income increased by $313,000 during the fiscal year ended January 31, 2003 from the prior fiscal year resulting primarily from favorable gains on foreign currency exchanges. Gains on marketable securities increased by $15.5 million for the fiscal year ended January 31, 2003 from the prior fiscal year. $11.7 million of this increase relates to the realized gain on Sorrento’s sale of 3,396,221 shares of NETsilicon, Inc. common stock to Digi for $13.6 million in cash. The remaining shares of

NETsilicon common stock were exchanged for Digi common stock and are accounted for under marketable securities. Sorrento obtained 2,324,683 shares of Digi common stock on the exchange, of which 1,162,342 shares were later sold back to Digi for $3.6 million in cash and a gain of $2.6 million. The remaining $1.2 million increase results from an impairment allowance taken on Sorrento’s available for sale investment in Entrada and $1.0 million in realized losses on the sale of 1,051,000 shares of Entrada in the prior fiscal year.

Income taxes. There was no provision for income taxes for fiscal years 2003 and 2002. Sorrento has carry forwards of domestic federal net operating losses, which may be available, in part, to reduce future taxable income in the United States. However, due to potential adjustments to the net operating loss carry forwards as provided by the Internal Revenue Code with respect to future ownership changes, future availability of the tax benefits is not assured. In addition, Sorrento provided a valuation allowance in full for its deferred tax assets, as it is its opinion that it is more likely than not that some portion or all of the assets will not be realized. Sorrento’s prior management did not file Sorrento’s tax returns for over six years. Sorrento had losses during each of these years and does not believe there is tax liability for any of them, other than a nominal penalty for failure to file a return. Sorrento has filed its federal and state tax returns.

Sorrento

Net sales. Net sales decreased to $22.4 million, or 38%, for fiscal 2003 from $36.0 million for fiscal 2002. In fiscal 2003, 18 customers accounted for 92% of Sorrento’s net sales, compared with 11 customers who accounted for 94% of Sorrento’s net sales in fiscal 2002. Sorrento expects to continue experiencing significant fluctuations in its annual revenues as a result of its long and variable sales cycle as well as its highly concentrated customer base. Revenue continues to be negatively impacted by weak telecommunication industry volumes and management determination to not pursue low gross margin projects.

Gross profit. Gross profit was $3.1 million for fiscal 2003, a decrease of 59% from $7.7 million for fiscal 2002. Gross margin decreased to 14% of net sales for fiscal 2003 from 21% for fiscal 2002. The declines were due primarily to the increases in Sorrento’s obsolescence and inventory value reserves taken in the second quarter and of a significantly higher fixed manufacturing overhead in its cost of shipments for the year as a result of the lower revenue volume. Sorrento has initiated cost cutting actions in production due to the lower revenue volume and a continued slowdown in the capital expenditure spending throughout the telecom industry.

Selling and marketing. Sales and marketing expenses decreased to $11.7 million, or 52% of net sales, for fiscal 2003 from $15.7 million, or 44% of net sales, for fiscal 2002. The decrease in sales and marketing expenses resulted primarily from a reduction in personnel and related costs, decreased travel expenses, trade show participation, and advertising expenses. The number of sales and marketing personnel decreased to 36 at January 31, 2003 from 38 at January 31, 2002.

Engineering, research and development. Engineering, research and development expenses decreased to $8.5 million, or 38% of net sales, for fiscal 2003 from $13.2 million, or 37% of net sales, for fiscal 2002. The decrease in engineering, research and development expenses was the result of decreased expenditures associated with the decrease in engineering personnel and related costs and a reduction in material related development expenses. The number of engineering personnel decreased to 29 at January 31, 2003 from 67 at January 31, 2002.

General and administrative. General and administrative expenses decreased to $7.6 million, or 34% of net sales, for fiscal 2003 from $6.9 million, or 19% of net sales, for fiscal 2002. The decrease in general and administrative expenses reflects the reduction of executive and administrative personnel and lower operating expenses. The number of general and administrative personnel decreased to 11 at January 31, 2003 from 15 at January 31, 2002.

Deferred and other stock compensation. Deferred and other stock compensation for the fiscal year ended January 31, 2003 includes $433,000 of amortization of deferred stock compensation resulting from the value of stock options granted to consultants compared to $812,000 for the prior fiscal year. In connection with the grants of stock options with exercise prices determined to be below the fair value of Sorrento’s common stock on the date of grant, SNI recorded deferred stock compensation of $2.6 million, which is being amortized on an accelerated basis over the vesting period of the options.

Meret Optical Communications

Net sales. Net sales decreased to $3.1 million, or 36%, for fiscal 2003, of which $296,000 was inter-company sales, from $4.8 million for fiscal 2002. The reduction in sales volume reflects the continued weak industry volumes.

Gross profit. Gross profit decreased to $204,000, or 88%, for fiscal 2003 from $1.7 million for fiscal 2002. Gross margin as a percentage of net sales decreased to 7% for fiscal 2003 compared to 35% for the comparable period last year. These declines were due primarily to the increases in Sorrento’s obsolescence reserves taken in the second quarter and a higher fixed manufacturing overhead in its cost of shipments for the quarter as a result of the lower revenue volume.

Selling and marketing. Sales and marketing expenses decreased to $315,000, or 10% of net sales, for fiscal 2003, compared to $435,000, or 9% of net sales, for fiscal 2002. This decrease was a direct result of reduced internal commissions, due primarily to lower revenue volume and changes in the commission structure, resulting in lower commission expense for the year.

Engineering, research and development. Engineering, research and development expenses increased to $514,000, or 17% of net sales compared to $417,000, or 9% of net sales, for fiscal 2002. This increase results from the addition of four engineers to support the development of new products and the enhancement of existing products.

General and administrative. General and administrative expenses increased to $283,000, or 9% of net sales, during fiscal 2003 from $200,000, or 4% of net sales, for fiscal 2002. The increase in general and administrative expenses during fiscal 2003 resulted primarily from additions in the administration staff, costs associated with upgrades in Sorrento’s business application software and costs incurred to move the facilities to a new location.

Other operation expenses. Other operating expenses increased to $421,000, or 14% of net sales, for fiscal 2003 from $372,000, or 8% of net sales, for fiscal 2002. These costs represent the amortization of purchased technology related to prior acquisitions. The increase represents and adjustment made to record amortization not previously recorded on purchased technology.

Liquidity and Capital Resources

Sorrento finances its operations through a combination of internal funds, investments and debt and equity financing. At January 31, 2004, Sorrento’s working capital was $25.9 million including $17.6 million in cash and cash equivalents and $504,000 of investments in marketable securities.

Sorrento believes that its available cash combined with cash anticipated to be available from future operations, will be sufficient for its working capital requirement for the next 12 months.

Cash Flow for the Years Ended January 31, 2004, 2003 and 2002

Continuing Operations

Sorrento’s operations used $15.6 million during fiscal 2004 as compared to $14.2 million in fiscal 2003. Significant items impacting the change in cash flows used by operations are: the lower net loss in fiscal 2004, the fiscal 2004 gain on restructuring, the realized loss on non-marketable securities, the reduced year-to-year gain on sale of marketable securities, and decreases in accounts payable, deferred revenue and accrued expenses. Sorrento does not anticipate the recurrence of significant cash flow impacts due to restructuring or the marketable/non-marketable security items in fiscal 2005.

Sorrento has incurred significant losses and negative cash flows from operations for the past two years. Sorrento Networks, Inc., Sorrento’s principal operating subsidiary, has primarily been the operating entity responsible for these high losses and negative cash flows. The losses have been generated as SNI continues to develop its technology, marketing and sales and operations in its effort to become a major supplier of metro and regional optical networks world-wide. In addition, Sorrento incurred significant restructuring costs of approximately $2.8 million in 2003 associated with restructuring of its obligations under its senior convertible debentures and Series A holders obligations.

Sorrento’s standard payment terms range from net 30 to net 60 days. Receivables from international customers have frequently taken longer to collect. In addition, the downturn in the telecom market has impacted many of the telecom carriers’ ability to purchase or pay for outstanding commitments within standard payment terms. There can be no assurance that this continued economic environment will not impact either current or future receivables negatively.

Investing Activities

In fiscal 2004, Sorrento’s investing activities provided cash flows of $9.8 million. Sorrento received $6.4 million on the sale of marketable securities and other investments. In addition, Sorrento disposed of $1.3 million in property and equipment related to disposals and returns of demo equipment.

Sorrento’s investing activities during fiscal 2003 provided cash flows of $9.1 million. Sorrento received $17.2 million from the sale of Digi stock. Partially offsetting were the $5 million cash investment in UFO Communications and $3.3 million of property and equipment purchases. In fiscal 2002, Sorrento’s investing activities used $4.0 million. Cash used in investing activities during fiscal 2002 included purchases of property and equipment of $3.2 million and $900,000 in other assets.

Financing Activities

Sorrento’s financing activities provided net cash of $15.7 million reflecting $15.9 million in net cash received in the private placement sales of common stock in December 2003 and January 2004. In fiscal 2003, Sorrento’s financing activities used cash of $1.4 million and consisted primarily of repayment of its line of credit and long-term debt. Sorrento’s financing activities during fiscal 2002 provided it $40.1 million and consisted primarily of financing activities from the sale of common stock in March 2001 which generated proceeds of $9.6 million and a convertible debenture financing in August 2001 which raised $29.7 million.

Contractual Cash Obligations

The following tables quantify Sorrento’s future contractual obligations and commercial commitments as of January 31, 2004 (dollars in thousands):

Contractual Obligations

	Payments due in fiscal years
	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$3,585	$47	$54	$58	$63	$68	$3,295
Capital leases	54	54	—	—	—	—	—
Purchase orders	1,755	1,655	100
Employment contracts (a)	783	783
Operating leases	824	551	152	46	41	34	—
7.5% convertible debentures (b)	12,998	—	—	12,998	—	—	—

Total	$19,216	$2,307	$306	$13,102	$104	$102	$3,295

(a)	Reflects payments due under change of control provisions under certain employment contracts that may be triggered by the sale of the company in 2005.
(b)	Maturity date, August 2, 2007.

Contingent Liabilities

See Note G to the consolidated financial statements.

Effects of Inflation and Currency Exchange Rates

Sorrento believes that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on its sales or operating results or on the prices of raw materials. There can be no assurance, however, that inflation will not have a material adverse effect on Sorrento’s operating results in the future.

The majority of Sorrento’s sales and expenses are currently denominated in U.S. dollars and to date its business has not been significantly affected by currency fluctuations. However, Sorrento conducts business in several different countries and thus fluctuations in currency exchange rates could cause its products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation in such countries could increase Sorrento’s expenses. In the future, Sorrento may engage in foreign currency denominated sales or pay material amounts of expenses in foreign currencies and, in such event, may experience gains and losses due to currency fluctuations. Sorrento’s operating results could be adversely affected by such fluctuations.

Impact of Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation, or FIN, No. 46, “Consolidation of Variable Interest Entities,” and interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Sorrento adopted FIN No. 46 with no material effect on its financial position or results of operations.

In November 2002, the FASB issued FIN No. 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN No. 45 requires Sorrento to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not materially affect Sorrento’s consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Statement is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 provides accounting requirements for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Under the Statement, the asset retirement obligation is recorded at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value in each subsequent period and the capitalized cost is depreciated over the useful life of the related asset. The adoption of SFAS No. 143 did not have a material effect on Sorrento’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

In December 2003, the SEC issued SAB 104, which supersedes SAB 101, “Revenue Recognition in Financial Statements.” The primary purpose of SAB 104 is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21. Sorrento adopted EITF 00-21 and SAB 104 with no material impact on its financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Sorrento is exposed to financial market risks, including changes in interest rates and foreign currency rates. Sorrento’s exposure to interest rate risk is the result of its need for periodic additional financing for its large operating losses and capital expenditures associated with establishing and expanding its operations. The interest rate that Sorrento will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates it has secured on its current debt.

Almost all of Sorrento’s sales have been denominated in U.S. dollars. A portion of Sorrento’s expenses are denominated in currencies other than the U.S. dollar and in the future a larger portion of its sales could also be denominated in non-U.S. currencies. As a result, currency fluctuations between the U.S. dollar and the currencies in which Sorrento does business could cause foreign currency translation gains or losses that it would recognize in the period incurred. Sorrento cannot predict the effect of exchange rate fluctuations on its future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. Sorrento attempts to minimize its currency exposure risk through working capital management and does not hedge its exposure to translation gains and losses related to foreign currency net asset exposures.

Sorrento does not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. Investments held for other than trading purposes do not impose a material market risk.

Sorrento believes that the relatively moderate rate of inflation in the United States over the past few years and the relatively stable interest rates incurred on short-term financing have not had a significant impact on its sales, operating results or prices of raw materials. There can be no assurance, however, that inflation or an upward trend in short-term interest rates will not have a material adverse effect on Sorrento’s operating results in the future should Sorrento require debt financing in the future.

A 100 basis point change in the variable interest rate would not result in a significant change in interest expense during fiscal 2005.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of May 21, 2004, regarding the ownership of Sorrento’s common stock by (i) each of Sorrento’s directors; (ii) each of Sorrento’s present executive officers; (iii) each person known to Sorrento to beneficially own 5% or more of Sorrento’s common stock; and (iv) all of Sorrento’s directors and executive officers as a group. Except as indicated, all persons named as beneficial owners of Sorrento’s common stock have sole voting and investment power with respect to the shares indicated as beneficially owned by them. All persons named have an address at c/o Sorrento Networks Corporation, 9990 Mesa Rim Road, San Diego, California 92121, unless otherwise indicated.

	Common Stock
Name of Beneficial Owner (A)	Number of Shares	Percentage of Outstanding (J)
Phillip W. Arneson (B)	514,799	2.9%
Donne F. Fisher (C)	53,075	*
Robert L. Hibbard (D)	80,550	*
Gary M. Parsons (E)	53,083	*
Larry J. Matthews (F)	51,750	*
Don Herzog (G)	41,667	*
Tom Schilling (H)	41,667	*
Joe Armstrong (I)	302,568	1.7%
All Directors, and Executive Officers as a Group	1,139,159	6.5%
Kingdon Capital Management, LLC (J)	872,093	5.06%
152 West 57th Street
New York NY 10019
Belmarken Holdings, BV (K)	2,094,379	12.15%
Boeing Avenue 53
1119 PE Schiphol Rijk
The Netherlands, PF

*	Less than 1%
(A)	All information with respect to beneficial ownership of the shares is based upon filings made by the respective beneficial owners with the SEC or information provided by such beneficial owners to Sorrento.
(B)	Includes exercisable options held by Mr. Arneson to acquire 514,549 shares of common stock, and 250 shares of common stock purchased in June 2002.
(C)	Includes exercisable options to acquire 53,000 shares of common stock held by Mr. Fisher and 75 shares of common stock. Mr. Fisher is a director of Liberty Media Corporation, which owns an approximate 74% economic interest representing an approximate 94% voting interest in UnitedGlobalCom, Inc., or UGC. Belmarken Holding, B.V., an indirect subsidiary of UGC, holds 2,094,379 shares of Sorrento’s common stock. Liberty Media also holds convertible debt of United Pan-Europe Communications, N.V., a subsidiary of UGC, which it has agreed to exchange for additional shares in UGC. Mr. Fisher meets all of the current requirements for an independent director.
(D)	Includes exercisable options to acquire 80,500 shares of common stock held by Mr. Hibbard and 50 shares of common stock purchased in July 2002.
(E)	Represents options to acquire shares of Sorrento’s common stock, which were granted to Mr. Parsons consistent with, and upon the same terms, conditions and vesting schedules as, option grants made to other members of Sorrento’s board of directors.

(F)	Represents options to acquire shares of Sorrento’s common stock, which were granted to Mr. Matthews consistent with, and upon the same terms, conditions and vesting schedules as, option grants made to other members of Sorrento’s board of directors.
(G)	Represents options to acquire shares of Sorrento’s common stock, which were granted to Mr. Herzog consistent with, and upon the same terms, conditions and vesting schedules as, option grants made to other members of Sorrento’s board of directors.
(H)	Represents options to acquire shares of Sorrento’s common stock, which were granted to Mr. Schilling consistent with, and upon the same terms, conditions and vesting schedules as, option grants made to other members of Sorrento’s board of directors.
(I)	Includes exercisable options to acquire 302,418 shares of common stock held by Mr. Armstrong and 150 shares of common stock purchased in June 2002.
(J)	Represents holdings reported by Kingdon Capital Management, LLC on April 2, 2004 on Schedule 13G.
(K)	Represents holdings reported by Belmarken Holdings, BV on June 16, 2003 on Schedule 13D. Includes 1,601,723 shares of common stock and 492,656 shares underlying convertible debentures held by the reporting person.

VALIDITY OF THE SECURITIES

Latham & Watkins LLP, San Diego, California, will pass upon the validity of the Zhone common stock to be issued in connection with the merger.

EXPERTS

Zhone’s consolidated balance sheets as of December 31, 2003 and 2002, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The audit report dated February 3, 2004 contains an explanatory paragraph describing Zhone’s restatement of the financial statements for the year ended December 31, 2002 and an explanatory paragraph describing Zhone’s change in accounting for goodwill and other intangible assets on January 1, 2002.

The consolidated financial statements of Sorrento and its subsidiaries as of January 31, 2004 and 2003 and for each of the years in the three-year period ended January 31, 2004 included in this joint proxy statement/prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report included herein, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

As of the date of this joint proxy statement/prospectus, neither the Zhone board of directors nor the Sorrento board of directors knows of any matters that will be presented for consideration at either special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either of the special meetings or any adjournments or postponements of the special meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

Zhone Stockholder Proposals

Stockholders of Zhone may submit proposals for consideration at future stockholder meetings, including director nominations. The time for Zhone stockholders to submit proposals for Zhone’s 2004 annual meeting of stockholders has passed. However, with respect to Zhone’s 2005 annual meeting of stockholders, proposals of stockholders of Zhone, including director nominations, that such stockholders desire to have included in Zhone’s proxy statement relating to such meeting must be received by the Secretary of Zhone no later than December 13, 2004 (120 calendar days prior to the anniversary of the mailing date of the proxy statement for Zhone’s 2004 annual meeting) in order to be considered for possible inclusion in Zhone’s proxy statement relating to Zhone’s 2005 annual meeting.

If a stockholder wishes to present a proposal, including a director nomination, at Zhone’s 2005 annual meeting of stockholders and the proposal is not intended to be included in Zhone’s proxy statement relating to that meeting, the stockholder must give advance notice in writing to the Secretary of Zhone prior to the deadline for such meeting determined in accordance with Zhone’s bylaws. Zhone’s bylaw notice deadline with respect to its 2005 annual meeting of stockholders is February 18, 2005 (90 calendar days prior to the anniversary of Zhone’s 2004 annual meeting). If a stockholder gives notice of a proposal outside of the bylaw notice deadline, the stockholder will not be permitted to present the proposal to the stockholders for a vote at Zhone’s 2005 annual meeting.

Sorrento Stockholder Proposals

Sorrento’s bylaws provide that for a stockholder proposal to be properly brought before an annual meeting, such proposal must be received by Sorrento’s Secretary not fewer than 90 days prior to the date of the annual meeting (or if less than 90 days’ notice or if prior public disclosure of the date of the annual meeting is given or made to the stockholders, not later than the seventh day following the day on which the notice of the date of the annual meeting was mailed or such public disclosure was made). Any such proposal must comply with the requirements of Rule 14a-8 under the Exchange Act and must be given, either by personal delivery or by registered or certified mail, postage prepaid, to Sorrento’s Secretary at 9990 Mesa Rim Road, San Diego, California 92121. The notice must include:

•	the name and address of the stockholder proposing such business;

•	a representation that the stockholder is entitled to vote at such meeting and a statement of the number of shares of the corporation beneficially owned by the stockholder;

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and

•	as to each matter desired to be brought before the meeting, the reasons for conducting such business at the meeting, the language of the proposal (if appropriate) and any material interest of the stockholder in such business.

Sorrento’s bylaws provide that at any special meeting of the stockholders, only such business as is specified in the notice of such special meeting given by or at the direction of the person or persons calling such meeting will come before such meeting. The chairman of the meeting may refuse to acknowledge any proposal that is not made in compliance with the foregoing procedures.

WHERE YOU CAN FIND MORE INFORMATION

Zhone has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the distribution of the shares of Zhone common stock to be issued to Sorrento stockholders in connection with the merger. The registration statement, including the attached annexes, contains additional relevant information about Zhone and Zhone stock. The rules and regulations of the SEC allow Zhone to omit certain information included in the registration statement from this joint proxy statement/prospectus. You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet web site that contains reports, proxy statements and other information about issuers, including Zhone and Sorrento, who file electronically with the SEC. The address of the site is http://www.sec.gov.

The SEC allows Zhone to incorporate by reference information in this document. This means that Zhone can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. This document incorporates by reference the documents listed below that Zhone has previously filed with the SEC. They contain important information about Zhone and its financial condition.

Zhone SEC Filings (File No. 0-32743):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004.

•	Current Reports on Form 8-K filed on February 6, 2004 and April 23, 2004.

•	All documents filed with the SEC by Zhone under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Zhone special meeting are considered to be a part of this joint proxy statement/prospectus, effective the date such documents are filed.

•	The description of Zhone common stock set forth in the Registration Statement on Form S-1 (No. 333-46362) filed with the SEC on September 22, 2000, as amended, and any amendment or report filed with the SEC for the purpose of updating such description.

Documents incorporated by reference are available from Zhone without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Zhone at the following address:

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

Attention: Investor Relations

(510) 777-7013

Zhone and Sorrento stockholders requesting documents should do so by June 23, 2004 to receive them before the special meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from Zhone, the company will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

Neither Zhone nor Sorrento has authorized anyone to give any information or make any representation about the merger or Zhone or Sorrento that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SORRENTO NETWORKS CORPORATION

AND SUBSIDIARIES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Shareholders of Sorrento Networks Corporation

San Diego, California

We have audited the accompanying consolidated balance sheets of Sorrento Networks Corporation (a Delaware corporation) and subsidiaries (collectively the “Company”) as of January 31, 2004 and 2003 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended January 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP Los Angeles, California

April 9, 2004, except for Note Q which is as of April 22, 2004

SORRENTO NETWORKS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	January 31, 2004	January 31, 2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,617	$7,747
Accounts receivable, net (Notes P and S)	3,754	5,576
Inventory, net (Notes B and T)	13,893	13,934
Prepaid expenses and other current assets (Note N)	972	741
Investment in marketable securities (Note B)	504	3,959
Notes receivable	242	—

TOTAL CURRENT ASSETS	36,982	31,957

PROPERTY AND EQUIPMENT, NET (Notes C and E)	12,267	17,103

OTHER ASSETS
Purchased technology, net (Note B)	110	430
Investment in non-marketable securities (Note B)	—	5,025
Other assets (Notes A and B)	654	1,290
Notes receivable	83	—

TOTAL OTHER ASSETS	847	6,745

TOTAL ASSETS	$50,096	$55,805

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Current maturities of long term debt (Note E)	$101	$222
Accounts payable	2,887	5,135
Deferred revenue	878	3,700
Accrued professional fees	832	4,324
Other accrued liabilities and current liabilities (Note G)	6,478	6,236
Due on redemption of preferred security of subsidiary (Note J)	—	48,800

TOTAL CURRENT LIABILITIES	11,176	68,417

Long-term debt and capital lease obligations (Note E, S and G)	3,538	3,644
Debentures payable (Note F)	12,388	18,121
Dividends payable (Note A)	—	99

TOTAL LIABILITIES	27,102	90,281

COMMITMENTS AND CONTINGENCIES (Note G)
STOCKHOLDERS’ EQUITY (DEFICIT) (Note I and J)
Preferred stock, $.01 par value; liquidation preference $1,353	1	1
Common stock,$0.001 par value; 150,000,000 shares authorized; 16,315,361 shares issued 16,314,917 shares outstanding at January 31, 2004; 886,494 shares issued 886,050 shares outstanding at January 31, 2003	16	5,318
Additional paid-in capital	216,434	144,887
Deferred stock compensation	—	(5)
Accumulated deficit	(193,769)	(187,536)
Accumulated other comprehensive loss	381	2,928
Treasury stock, at cost; 444 shares at January 31, 2004 and January 31, 2003, respectively	(69)	(69)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	22,994	(34,476)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,096	$55,805

See accompanying notes to consolidated financial statements.

SORRENTO NETWORKS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In Thousands, except per share amounts)

	Twelve Months Ended January 31
	2004	2003	2002
NET SALES (Notes B and S)	$25,462	$25,137	$40,827
COST OF SALES	19,769	21,817	31,507

GROSS PROFIT	5,693	3,320	9,320

OPERATING EXPENSES
Selling and marketing	8,406	12,021	16,165
Engineering, research and development	8,025	8,990	13,656
General and administrative	6,525	12,779	12,770
Deferred compensation	51	433	812
Other operating expenses	320	426	3,071

TOTAL OPERATING EXPENSES	23,327	34,649	46,474

LOSS FROM OPERATIONS	(17,634)	(31,329)	(37,154)

OTHER INCOME (EXPENSES)
Investment income (loss) (Note B)	(5,860)	275	(1,368)
Interest expense	(4,396)	(9,619)	(3,311)
Other income (expenses) (Note J)	17,631	214	(99)
Gain (loss) on sale of marketable securities (Note B)	4,026	14,249	(1,204)

TOTAL OTHER INCOME (EXPENSES)	11,401	5,119	(5,982

NET LOSS	$(6,233)	$(26,210)	$(43,136)

LOSS PER COMMON SHARE (Note M)
BASIC
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN THOUSANDS)	7,205	787	698

NET LOSS PER COMMON SHARE:
BASIC NET LOSS PER COMMON SHARE	(0.87)	$(33.29)	$(62.00)

DILUTED
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (IN THOUSANDS)	7,205	787	698

NET LOSS PER COMMON SHARE:
DILUTED NET LOSS PER COMMON SHARE	(0.87)	$(33.29)	$(62.00)

COMPREHENSIVE LOSS AND ITS COMPONENTS CONSIST OF THE FOLLOWING:
Net loss	$(6,233)	$(26,210)	$(43,136)
Components of other comprehensive loss
Foreign currency translation	208	—	—
Unrealized holding gains (losses) arising during the period	1,173	(6,983)	(21,993)
Reclassification adjustment for gains (losses) included in net loss	(4,026)	(14,249)	1,204

NET COMPREHENSIVE LOSS	$(8,878)	$(47,442)	$(63,925)

See accompanying notes to consolidated financial statements.

SORRENTO NETWORKS CORPORATION

AND SUBSIDIARIES

For the Year Ended January 31, 2004

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In Thousands)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Deferred Stock Compensation	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Loss	Stockholders Equity/ Deficit
	Shares	Amount	Shares	Amount				Shares	Amount
Balance at January 31, 2003	886	$5,318	2	$1	$144,887	$(5)	$(187,536)	1	$(69)	$2,928	$(34,476)
Common stock par value revaluation		(5,317)			5,317						—
Warrants issued in connection with Restructuring					436						436
Common stock issuance
Common stock issued in connection with capital restructuring	8,030	8			43,512						43,520
Common stock issued in connection with debenture principal and interest payment	377	—			1,215						1,215
Common stock issued in connection with LuxN acquisition	1,879	2			4,935						4,937
Common stock issued in connection with legal settlement	54	—			162						162
Common stock issued in connection with Pipe 1 financing	2,140	2			5,836						5,838
Common stock issued in connection with Pipe 2 financing	2,922	3			9,139						9,142
Unrealized (losses) on available for sale securities										(2,854)	(2,854)
Warrants issued in connection with the LuxN acquisition					878						878
Reclassification adjustment for (gains) losses realized in net loss										99	99
foreign currency translation adjustments										208	208
Deferred stock compensation of subsidiary					46	(46)
Expenses paid with stock issuances	27				71						71
Amortization of deferred stock compensation						51					51
Net loss							(6,233)				(6,233)
Balance at January 31, 2004	16,315	$16	2	$1	$216,434		$(193,769)	1	$(69)	$381	$22,994

See accompanying notes to consolidated financial statements.

SORRENTO NETWORKS CORPORATION

AND SUBSIDIARIES

For the Year Ended January 31, 2003

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In Thousands)

	Common Stock		Preferred Stock		Additional Paid In Capital	Notes Receivable Options	Deferred Stock Compensation	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Loss	Total Stockholders’ Equity(deficit)
	Shares	Amount	Shares	Amount					Shares	Amount
Balance at January 31, 2002	710	$4,263	2	$1	$143,705	$—	$(255)	$(161,326)	1	$(69)	$24,160	$10,479
Stock option and warrant exercises (Notes I, J and M)	1	9			(9)							0
Unrealized losses on available for sale securities (Note B)											(21,232)	(21,232)
Deferred stock compensation of subsidiary (Note B)					183		(183)					0
Expenses paid with stock issuances (Note I)	175	1,046			1,008							2,054
Amortization of deferred stock compensation (Note B)							433					433
Net loss								(26,210)				(26,210)

BALANCE AT JANUARY 31, 2003	886	$5,318	2	$1	$144,887	$—	$(5)	$(187,536)	1	$(69)	$2,928	$(34,476)

See accompanying notes to consolidated financial statements.

SORRENTO NETWORKS CORPORATION

AND SUBSIDIARIES

For the Year Ended January 31, 2002

(Restated)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In Thousands)

	Common Stock		Preferred Stock		Additional Paid In Capital	Notes Receivable Options	Deferred Stock Compensation	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Loss	Total Stockholders’ Equity(deficit)
	Shares	Amount	Shares	Amount					Shares	Amount
Balance at January 31, 2001	630	$3,782	2	$1	$114,994	$(5,034)	$(880)	$(118,010)	1	$(69)	$44,949	$(39,773)
Debentures private placement (Notes F)	24				20,676							20,676
Stock option and warrant exercises (Notes I, J and M)	(20)	23			(1,321)	5,034						3,736
Unrealized losses on available for sale securities (Note B)											(20,789)	(20,789)
Deferred stock compensation of subsidiary (Note B)					187		(187)
Expenses paid with stock issuances (Note I)					(18)							(18)
Amortization of deferred stock compensation (Note B)							812					812
Private placement subsidiary (Note J)	76	458			9,187							9,645
Deemed dividend (Note I)								(180)				(180)
Net loss								(43,136)				(43,136)

BALANCE AT JANUARY 31, 2002	710	$4,263	2	$1	$143,705	$—	$(255)	$(161,326)	1	$(69)	$24,160	$10,479

See accompanying notes to consolidated financial statements.

SORRENTO NETWORKS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended January 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,233)	$(26,210)	$(43,136)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,673	4,063	2,794
Realized loss on investment in non-marketable securities	5,025	—	—
Accounts receivable and inventory reserves	(530)	(1,020)	9,309
Expenses paid through issuances of securities	233	2,054	1,309
(Gain) loss on sale of marketable securities	(4,026)	(14,249)	1,204
Non-cash interest on debentures (Note F)	2,726	6,894	994
Gain on capital restructuring	(13,629)	—	—
Deferred and other stock compensation (Note B)	51	433	812
Other non-cash	(43)	—	794
Changes in assets and liabilities net of effects of business entity divestitures:
(Increase) decrease in accounts receivable	1,891	3,020	6,360
(Increase) decrease in inventories	4,719	5,381	(8,247)
(Increase) decrease in other current assets	186	511	(438)
(Increase) decrease in notes receivable	(325)	—	—
Increase (decrease) in accounts payable	(2,689)	(440)	(2,729)
Increase (decrease) in deferred revenue	(3,111)	3,637	—
Increase (decrease) in accrued expenses	(3,304)	1,681	(751)
Increase (decrease) in other current liabilities	(189)	55	(63)

NET CASH USED IN OPERATING ACTIVITIES	(15,575)	(14,190)	(31,788)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net of cash acquired	1,506	—	—
Purchase of property and equipment	1,604	(3,333)	(3,235)
Proceeds from sale of marketable securities and other investments	6,360	17,178	144
Purchase of non-marketable securities	—	(5,025)	—
Purchase of other assets	316	280	(895)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	9,786	9,100	(3,986)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term debt, net of repayments	—	(1,043)	(172)
Proceeds from long-term debt (Note E)	—	—	26
Repayment of short-term debt	(36)	—	—
Repayment of long-term debt (Note E)	(192)	(363)	(39)
Proceeds from debentures (Note F)	—	—	29,749
Proceeds from common stock (Note J)	15,887	—	9,645
Proceeds from stock option and warrant exercises (Note K )	—	—	861
Other	—	—	(18)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	15,659	(1,406)	40,052

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,870	(6,496)	4,278
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	7,747	14,243	9,965

CASH AND CASH EQUIVALENTS – END OF PERIOD	$17,617	$7,747	$14,243

See accompanying notes to consolidated financial statements.

Sorrento Networks Corporation (formerly Osicom Technologies, Inc.) (the “Company,” “We,” “Our,” or “Us”) through its subsidiaries designs, manufactures and markets integrated networking and bandwidth aggregation products for enhancing the performance of data and telecommunications networks. Our products are deployed in telephone companies, Internet Service Providers, governmental bodies and the corporate/campus networks that make up the “enterprise” segment of the networking marketplace. We have facilities in San Diego, California and Sunnyvale, California. In addition, we have various sales offices located in the United States and Europe. We market and sell our products and services through a broad array of channels including worldwide distributors, value added resellers, local and long distance carriers and governmental agencies.

A. THE COMPANY AND BASIS OF PRESENTATION

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities. Actual results could materially differ from these estimates.

We have incurred significant losses and negative cash flows from operations for the past several years. Sorrento Networks, Inc. (“SNI”), the Company’s principal operating subsidiary has primarily been the operating entity responsible for these high losses and negative cash flows. The losses have been generated as SNI continues to develop its technology, marketing and sales and operations in its effort to become a major supplier of metro and regional optical networks worldwide

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The balance sheets and the consolidated statement of operations for the years ended January 31, 2004, 2003 and the consolidated statement of operations for the year ended January 31, 2002 reflect our accounts and all subsidiaries controlled by us after the elimination of significant intercompany transactions and balances. On August 8, 2003, we complete the acquisition of LuxN, Inc. the results of which are reflected in consolidation from that date forward. The consolidated group is referred to individually and collectively as the “Company,” “We,” “Our,” or “Us.”

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities. Actual results could materially differ from these estimates. In the opinion of Management, all adjustments (which include normal recurring adjustments and charges described in the notes to the financial statements) necessary to present fairly the financial position, results of operations and cash flows for the years ended January 31, 2004, 2003 and 2002 have been made.

Cash and Cash Equivalents—All cash on hand and in banks, certificates of deposit and other liquid investments with original maturities of three months or less, when purchased are considered to be cash equivalents. All such investments are recorded at market value using the specific identification method; unrealized gains and losses are reflected in other comprehensive income.

Accounts Receivable—In the normal course of business, we extend unsecured credit to our customers related to the sales of various products. Typically credit terms require payment within thirty days from the date of shipment or upon customer acceptance for installation sales.

Allowance for Doubtful Accounts—We provide an allowance for doubtful accounts based on our continuing evaluation of our customers’ credit risk and on specifically identified amounts that we believe to be un-collectable. We also record additional allowance based on certain percentages of our aged receivables, which are determined based on historical experience and our assessment of the general financial conditions affecting our customer base. If our actual collections experience changes, revisions to our allowance may be required. We have a limited number of customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customer’s credit worthiness or other matters affecting the collectability of amounts due from such customers, could have a material affect on our results of operations in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Sources of Supply—The Company currently purchases important components of its products, from a limited selection of suppliers. Although there are a limited number of manufacturers of these components, management believes that the other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could affect operating results adversely.

Inventory—Inventory, comprised of raw materials, work in process, finished goods and spare parts, is stated at the lower of cost (weighted average method) or market. We periodically evaluate our on-hand stock and make appropriate disposition of any stock deemed excess or obsolete. Inventories at January 31, 2004 and 2003 consist of:

	2004	2003
Raw material	$20,744	$10,767
Work in process	3,133	2,804
Finished goods	5,416	6,326

	29,293	19,897
Less: Valuation reserve	(15,400)	(5,963)

	$13,893	$13,934

Marketable Securities—Marketable securities at January 31, 2004 consist of investments in Entrada Networks, Inc (“ENI”). Our investment in ENI is classified as available for sale and is carried at fair value, based upon quoted market prices, with net unrealized gains reported as a separate component of stockholders’ equity until realized. Unrealized losses are recorded against other comprehensive income when a decline in fair value is determined to be other than temporary. At January 31, 2004, and 2003 marketable securities were as follows:

	Cost	Unrealized Gains	Market Value
January 31, 2004:
Entrada	$31	$56	$87
Certificate of Deposit	416	1	417

	$447	$57	$504

January 31, 2003:
DIGI	$1,009	$2,884	$3,893
Entrada	22	44	66

	$1,031	$2,928	$3,959

On August 31, 2000, we completed a merger of our then subsidiary Entrada Networks with Sync Research, Inc. (“Sync”), a NASDAQ listed company in which we received 4,244,155 shares of the merged entity, which changed its name to Entrada Networks, Inc. (“ENI”). We purchased 93,900 shares of Sync in the open market during June and July 2000 for $388 and on August 31, 2000 purchased an additional 1,001,818 shares directly from ENI for $3.3 million. After these transactions and ENI’s issuance of additional shares to outside investors in connection with the merger we owned 49% of ENI. Accordingly, our financial statements reflected the results of operations of ENI through August 31, 2000.

On December 9, 2002, we sold one-half of our holdings in DIGI for $3.10 per share. The purchaser of the stock was DIGI, itself. The proceeds from this sale, in the amount of $3.6 million, were deposited on December 13, 2002. The remaining 1,162,341 DIGI shares were sold on May 2, 2003 for $4.26 per share. The purchaser of the stock was again DIGI. The proceeds from this sale in the amount of approximately $5 million, were deposited on May 7, 2003.

In accordance with a settlement agreement reached between Sorrento Networks and our former Chairman and Founder, Par Chadha, 566,000 shares of ENI stock were transferred to Mr. Chadha in exchange for mutual releases by the Company and Mr. Chadha and certain of his affiliates. The stock transfer was complete on July 1, 2003 and had a value of $88 thousand. In addition, we transferred 128,214 shares of ENI stock to settle a dispute between a former employee and the Company. The value of the transfer was $20 thousand and was complete on July 16, 2003.

The remaining 458,286 ENI shares owned by us are accounted for as an “available for sale security”. Under this accounting, these shares are marked-to-market at the end of each reporting period. The difference between our basis and the fair maker value, as reported on NASDAQ, is a separate element of stockholders’ equity and is included in the computation of comprehensive income.

Fair Value of Financial Instruments—The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. We believe that there are no material differences between the recorded book values of our financial instruments and their estimated fair value.

Property and Equipment—Property and equipment are recorded at historical cost. Depreciation and amortization are provided over the estimated useful lives of the individual assets or the terms of the leases if shorter using accelerated and straight-line methods. Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset’s undiscounted expected cash flows are not sufficient to recover its carrying amount. We measure impairment loss by comparing the fair market value, calculated as the present value of expected future cash flows, to its net book value. Impairment losses, if any, are recorded currently.

Capitalized Leases—Capitalized leases are initially recorded at the present value of the minimum payments at the inception of the contracts, with an equivalent liability categorized as appropriate under current or non-current liabilities. Such assets are depreciated on the same basis as described above. Interest expense, which represents the difference between the minimum payments and the present value of the minimum payments at the inception of the lease, is allocated to accounting periods using a constant rate of interest over the lease.

Purchased Technology—Technology assets were acquired in connection with historical acquisition. These assets were analyzed during and after the close of the acquisition. The undiscounted projected future cash flows from the purchased technology are compared to its carrying value to indicate any impairment. No impairment has been identified. The carrying value is $110 thousand and is amortized over its remaining estimated economic life (7 years) using the straight-line method. Accumulated amortization was $2.7 million and $2.4 million at January 31, 2004 and 2003, respectively.

We assess the recoverability of purchased technology primarily by determining whether the amortization of the net book value of purchased technology over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of the impairment, if any, of the net book value of the excess cost over net assets acquired is measured by determining the fair value of these assets primarily based on projected discounted future operating cash flows from the purchased technologies using a discount rate commensurate with our cost of capital.

Research and Development—We expense research and development costs as incurred in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2, “Accounting for Research and Development

Costs.” Research and development costs are costs associated with products or processes for which technological feasibility has not been proven and future benefits are uncertain. In-process research and development purchased by us includes the value of products and processes in the development stage and have not reached technological feasibility; this amount is expensed at the date of purchase.

Other investments—Other investments in fiscal 2004, included in other assets, include non-marketable securities held in other companies including a privately held competitive local exchange carrier, and a broadband services carrier, UFO Communications, Inc. (“UFO”). The investment in UFO, $5.03 million, was written down to zero value in fiscal 2004, when a secondary round of financing was concluded in which we chose not to participate.

Revenue Recognition—We generally recognize product revenue when the products are shipped, all substantial contractual obligations, if any, have been satisfied, and the collection of the resulting receivable is reasonably assured. When title does not pass to the customer at time of shipment, revenue is not recognized until all contractual requirements are met and title has transferred. During this transition period, the amount of the sale and/or installation is shown in deferred revenue.

To date, installation revenue has not been material. Revenue from service obligations, if any, is deferred and recognized over the life of the contract. Inventory or demonstration equipment shipped to potential customers for field trials is not recorded as revenue. We accrue for warranty costs, sales returns and other allowances at the time of shipment. Although our products contain a software component, the software is not sold separately and we are not contractually obligated to provide software upgrades to our customers.

Warranty and Customer Support—We typically warrant our products against defects in materials and workmanship for a period of one to five years from the date of sale and a provision for estimated future warranty and customer support costs is recorded when revenue is recognized. To date, warranty and customer support costs have not been material.

Income Taxes—Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” The statement employs an asset and liability approach for financial accounting and reporting of deferred income taxes generally allowing for recognition of deferred tax assets in the current period for future benefit of net operating loss and research credit carry forwards as well as items for which expenses have been recognized for financial statement purposes but will be deductible in future periods. A valuation allowance is recognized, if on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized. (See Note L)

Advertising—We expense advertising expenditures as incurred.

Loss Per Common Share—We compute earnings per share based on the provision of SFAS No. 128, “Earnings Per Share.” Basic income and loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted EPS is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in our case consist of convertible securities outstanding, shares issuable under stock benefit plans, and shares issuable pursuant to warrants. In computing diluted EPS, net income or loss available to common shareholders is adjusted for the after-tax amount of interest expense recognized in the period associated with convertible debt. Potential common shares are not included in the diluted loss per share computation for the years ended January 31, 2004, 2003 and 2002 as they would be anti-dilutive. All references in the financial statements of common shares and per share data give effect to the 1-for-20 stock split effective October 28, 2002. (See Note M)

Foreign Currency Translation—Our foreign operations have been translated into U.S. dollars in accordance with the principles prescribed in SFAS No. 52, “Foreign Currency Translation.” For the periods presented the current rate method was used whereby all assets and liabilities are translated at period end exchange rates, and the resultant translation adjustments would have been included as a separate component of stockholders’ equity had such adjustments been material. Revenues and expenses are translated at the average rates of exchange prevailing throughout the period, and the resultant gains and losses are included in net earnings.

Stock-Based Compensation—We account for employee-based stock compensation utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market price of our common stock at the date of grant over the amount an employee must pay to acquire the stock. The amount of deferred stock compensation appears as a separate component of stockholders’ equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options in accordance with the method described in Financial Accounting Standards Board Interpretation No. 28. All such amounts relate to options to acquire common stock of our Sorrento subsidiary granted by it to its employees; during the fiscal years ended January 31, 2004, 2003 and 2002, we amortized $51 thousand, $250 thousand and $625 thousand of the total $2.6 million initially recorded for deferred stock compensation.

For non-employees, we compute the fair value of stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for stock-Based Compensation,” and Emerging Issues Task Force (EITF) 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” All such amounts relate to options to acquire common stock of our Sorrento Networks subsidiary granted by it to its consultants; during the fiscal years ended January 31, 2004, 2003 and 2002, we recorded $46 thousand, $183 thousand and $187 thousand for options granted to consultants.

Computer Software for Internal Use—Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” is effective for financial statements with fiscal years beginning after December 15, 1998. The SOP provides guidance on accounting for the costs of computer software developed or obtained for internal use. The SOP requires that we continue to capitalize certain costs of software developed for internal use once certain criteria are met. The adoption of SOP 98-1 had no effect on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities”, and interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. We adopted FIN No. 46 with no material effect on our financial position or results of operations.

In November 2002, the FASB issued FIN 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires us to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not materially affect our consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement is effective for fiscal years beginning after June 15, 2002. SFAS 143 provides accounting requirements for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Under the Statement, the asset retirement obligation is recorded at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value in each subsequent period and the capitalized cost is depreciated over the useful life of the related asset. The adoption of SFAS 143 did not have a material effect on our financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

In December 2003, the SEC issued SAB 104, which supersedes SAB 101, Revenue Recognition in Financial Statements. The primary purpose of SAB 104 is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21. We adopted EITF 00-21 and SAB 104 with no material impact on our financial statements.

C. PROPERTY AND EQUIPMENT

Property and equipment of the Company consisted of the following components as of January 31, 2004 and 2003:

	2004	2003
Manufacturing, engineering and plant equipment and software	$17,397	$19,822
Office furniture and fixtures	3,192	3,154
Land and building	6,721	6,721
Leasehold and building improvements	1,294	1,294

Total property and equipment	28,604	30,991
Less: Accumulated depreciation and amortization	(16,337)	(13,888)

Net book value	$12,267	$17,103

Depreciation expense for fiscal 2004, 2003 and 2002 was $ 3.3 million, $3.6 million, and $2.4 million respectively.

D. SHORT TERM DEBT

The Company has no short-term debt other than the current portion of long-term debt.

E. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations at January 31, 2004 and 2003 consisted of the following:

	2004	2003
Variable rate 30 year mortgage note payable (5.5% over LIBOR rate); interest rate at January 31, 2004 and 2003 was 6.71% and 8.95% respectively	$1,253	$1,269
Fixed rate 30 year mortgage note payable; interest rate at January 31, 2004 was 7.6%	2,332	2,361
Obligations under capital leases (See Note G)	54	237

	3,639	3,866
Less: Current portion	101	222

	$3,538	$3,644

On March 25, 1996, Meret completed the purchase of a 35,000 square foot facility in San Diego, California for $1,779 in cash. On April 24, 1996, Meret entered into a mortgage agreement with a lender in the amount of $1,331 amortized over 30 years with an adjustable interest rate of 5.5% over the LIBOR rate, adjusted bi-annually. Monthly principal and interest payments are $11 thousand. The interest rate at January 31, 2004 was 6.71%.

In October 2000, we completed our purchase of a 41,000 square foot facility immediately adjacent to our existing San Diego, California facility. The purchase price was $4,805 including the assumption of existing indebtedness of $2,417. Monthly principal and interest payments are $18 and at the end of the 30-year term on January 1, 2010 the remaining balance of $2,109 is due. The loan has a fixed interest rate of 7.6%.

Long-term and capital lease obligations at January 31, 2004 are payable by year as follows:

2005	$101
2006	54
2007	58
2008	63
2009	68
2010 and later	3,295

$3,639

F. DEBENTURES

Debentures—During August 2001, we completed a private placement of our 9.75% convertible debentures receiving net proceeds of $29.8 million. The debentures, due August 2, 2004 had a face value of $32.2 million, which was convertible into our common stock at $144.20 per share. At maturity, we could have elected to redeem the debentures for cash and we had the option of paying the interest on these debentures in shares of our common stock. In addition, the purchasers received four year warrants to acquire an additional 167,592 shares of our common stock at $144.20 per share and the placement agent received five year warrants to acquire 5,583 shares of our common stock, equity securities, options or warrants at a price less than $144.20 per share or at a discount to the then market price. The conversion price and warrant exercise were subject to adjustment.

In accordance with Emerging Issues Task Force (“EITF”) No. 00-27 we accounted for the fair value of warrants issued to the purchasers and placement agent and the fair value of the deemed beneficial conversion feature, which resulted solely as a result of the required accounting, of the debenture as a reduction to the face value of the debentures with an offsetting increase to additional paid in capital. These amounts, as well as the issuance costs paid in cash, were amortized as additional interest expense over the period the debentures were outstanding.

On March 6, 2003, we and our wholly-owned subsidiary Sorrento Networks, Inc. entered into an Exchange Agreement with the holders of our 9.75% Senior Convertible Debentures (the “9.75% Debentures”) and the Series A Convertible Preferred Stock (the “Preferred Stock”) of Sorrento Networks, Inc. The Exchange Agreement and associated documents contemplated an exchange (the “Exchange”) of the 9.75% Debentures and the Preferred Stock at closing into shares of common stock and $12.5 million of our new 7.5% Secured Convertible Debentures (the “7.5% Debentures”). Certain holders of the Preferred Stock would also receive additional 7.5% Debentures of approximately $600 thousand to pay certain legal fees. With the elimination of liability from the preferred stock conversion and the reduction in total debt relating to the debentures, offset by the value of the common stock issuance associated with the transaction there was a net gain on the restructuring of $13.7 million.

The Exchange Agreement was approved by shareholders on May 29, 2003 and was completed and became effective on June 4, 2003 pursuant to which we exchanged current outstanding debentures and Series A Preferred Stock for common stock and an issuance of a $13.1 million principal amount of 7.5% Debentures.

Interest expense for fiscal year 2004 on the 9.75% debentures, through the June 4, 2003 exchange date, of $3.5 million included the stated 9.75% interest rate of $1.1 million, amortization of issuance costs of $275 thousand and amortization of the fair value of the warrants issued to the purchasers and placement agent and deemed beneficial conversion feature of $2.2 million.

Interest expense on the 7.5% debentures during fiscal year 2004 was $561 thousand.

The 7.5% debentures are convertible at any time at the option of the holders into shares of common stock at a conversion price of $5.42, the fair value on the date of the exchange. The debentures mature on August 2, 2007 and are secured by substantially all of our assets and those of our subsidiaries (with certain exceptions).

At January 31, 2004 and January 31, 2003 debentures payable for the 7.5% debentures consisted of:

	(thousands)
	January 31, 2004	January 31, 2003
Face value of 7.5% convertible debentures	$11,788	$—
Face value of new debentures for legal fees	600	—

Book value of debentures at issuance	$12,388	$—

G. LEASES, OTHER COMMITMENTS AND CONTINGENCIES

Rental expense under operating leases was $763 thousand, $1.6 million, and $1.3 million for the years ended January 31, 2004, 2003 and 2002, respectively. The table below sets forth minimum payments under capital and operating leases with remaining terms in excess of one year at January 31, 2004:

	Capital Leases	Operating Leases
2005	$55	$551
2006	—	152
2007	—	46
2008	—	41
2009	—	34
2010 and thereafter	—	—

	55	$824

Less: Amount representing interest	(1)

Present value of minimum annual rentals.	$54

The net book value of equipment under capital leases was $495 thousand and $657 thousand at January 31, 2004 and 2003, respectively.

Other Commitments

In March 2001, our Meret subsidiary entered into a $2.7 million supplier agreement. The agreement requires a minimum monthly cash outlay of $50 thousand extending over a period of fifty-four months. The remaining balance at January 31, 2004 of $853 thousand is expected to end in March 2005. The product being acquired is a component used in a product for one of Meret’s customers for which there is a five-year sales contract.

Employment contract payments due under change of control provisions under certain employment contracts that may be triggered by the sale of the Company in 2005 is expected to be valued at $783 thousand.

Contingent Liabilities

In the merger agreement among our predecessor corporation (Osicom Technologies, Inc.), Entrada, and Sync Research, Inc., Osicom agreed to indemnify and hold our former subsidiary harmless against liability arising from the termination of a certain pension plan if the subsidiary’s losses exceeded $250 thousand, but only for such losses that exceeded $250 thousand. The pension plan was acquired as a result of the purchase of a division of Cray Communications in 1996 which later became Entrada.

Upon the acquisition of this former subsidiary, the seller had the right to terminate the plan for five years following the acquisition and was responsible for funding the plan. If the pension plan was not terminated in the five years following the acquisition, the agreement called for the parties to agree as to a mutually satisfactory arrangement for the termination or continuation of the plan. In the third quarter, we were advised by the successor corporation that the termination cost of the pension plan could total approximately $2.9 million if the plan was terminated. Continued funding of the pension plan also remains an unresolved issue and if funding is not kept current with regard to legal requirements the pension plan could default. We currently hold in escrow approximately $500 thousand in Series D Preferred Stock as a security against possible losses resulting from this pension plan. As of this date, the parties have not agreed to a resolution regarding the pension plan in future periods.

While we do not believe that we are liable for the continued costs associated with future funding or a cost associated upon termination, it is possible the pension plan could result in litigation among the parties if they cannot agree to an acceptable resolution. The Company has reserved approximately $1 million for possible contingencies which we believe is adequate to cover potential claims regarding the plan.

LITIGATION

On June 4, 2003, we consummated the exchange transaction and cancelled all outstanding Series A Convertible Preferred Stock and 9.75% Senior Convertible Debentures. The Exchange Agreement provides that the litigation instituted by the former holders of Series A stock be dismissed without prejudice against the Company, its subsidiaries, its current officers and directors, and other defendants who execute an appropriate release, and without prejudice against all other defendants. This dismissal will require court approval, which is in the process of being obtained by counsel for all parties.

In accordance with a settlement agreement reached between us and our former Chairman and Founder, Par Chadha, 566,000 shares of ENI stock were transferred to Mr. Chadha in exchange for mutual releases by the Company and Mr. Chadha and certain of his affiliates. The stock transfer was complete on July 1, 2003 and had a value of $88 thousand.

In addition, claims in arbitration were filed by two of our former financial officers and employees who worked in our Santa Monica office, which has since been closed, alleging that their resignations in May 2002 were for “good reason” as defined in their employment agreements, all of which were to expire on May 22, 2002. One of the claims was settled in May 2003 for $45 thousand. While the other claim was resolved by an arbitrator in August 2003 who ruled in our favor.

A former officer of our SNI subsidiary brought suit alleging breach of a consulting agreement we entered into with him in March 2002, following his resignation “for good reason” as defined in his employment agreement. He was seeking acceleration of consulting fees due to him under his consulting agreement in the amount of $229 thousand. This suit was settled on December 1, 2003 for $15 thousand and $150 thousand of Sorrento common stock that was distributed to him June 4, 2003.

From time to time, we are involved in various other legal proceedings and claims incidental to the conduct of our business. Although it is impossible to predict the outcome of any outstanding legal proceedings, we believe that such legal proceeding and claims, individually and in the aggregate, are not likely to have a material adverse effect on our financial position, results of operations, or cash flows.

I. STOCKHOLDERS’ EQUITY

Effective as of October 28, 2002, we implemented a one-for-twenty reverse split of our outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split. In lieu of fractional shares, stockholders will receive a cash payment based on the market price, after adjustment for the effect of the stock combination. The par value of the common stock changed to $6.00 per share and the number of authorized shares decreased from 150 million to 7.5 million shares of common stock. The reverse stock split also affects options, warrants and other securities convertible into or exchangeable for shares of the Company’s common stock that were issued and outstanding immediately prior to the effective time of the stock combination. Preferred stock was not affected.

We are authorized to issue the following shares of stock:

150,000,000 shares of Common Stock ($0.001 par value)

2,000,000 shares of Preferred Stock ($.01 par value) of which the following series have been designated:

3,000 shares of Preferred Stock, Series D

1,000,000 shares of Preferred Stock, Series F

We have outstanding the following shares of preferred stock:

	Shares Outstanding	Par Value	Liquidation Preference
Series D.	1,353	$0.01	$1,353

	1,353	$0.01	$1,353

During January 2001, we issued 86,464 shares of our common stock in conversion of 1,500 shares of our Series D preferred stock. The remaining 1,353 shares of our non-voting, non-dividend bearing Series D preferred stock are being held in escrow pending resolution of acquisition contingencies including liabilities related to funding deficits related to a terminated defined benefit pension plan of Entrada. Payments by the seller towards these liabilities will have no effect on our financial results and payments, if any, by us will reduce the face value of the preferred stock. Each share of Series D preferred stock is convertible into common stock at the market value at the date of conversion and we have the right to redeem the shares prior to conversion for 100% of their conversion value.

J. OTHER CAPITAL STOCK TRANSACTIONS AND BUSINESS ACQUISITIONS

Stock Split—In October 2002, approval was granted for a one-for-twenty reverse stock split effective October 28, 2002. The effect of this stock split was reflected in the financial statements retroactively as if the stock split occurred at the beginning of the earliest period reported.

On June 4, 2003, we consummated the Exchange Agreement and cancelled all outstanding Series A Convertible Preferred Stock. In connection to our capital and corporate restructuring plan, we issued 8,029,578 shares of common stock to the holders of the 9.75% debentures and the Series A Convertible Preferred Stock upon consummation of the Exchange. The Company’s $32.2 million in convertible debentures were converted into common shares of the Company and a portion of $12.5 million in secured convertible 7.5% debentures that mature in August 2007. In addition, all Series A Convertible Preferred Stock were converted into common shares of the Company and a portion of the $12.5 million in secured convertible debentures. The outstanding Series A Convertible Preferred Stock “put” of $48.8 million against SNI was withdrawn. Certain Series A Convertible Preferred stockholders also received a total of $600 thousand in additional secured convertible 7.5% debentures to pay certain legal fees.

There was an aggregate gain, net of tax, on the capital restructuring transaction of $13.6 million. The conversion of the SNI Series A Convertible Preferred Stock into common stock and a portion of the $12.5 million 7.50% convertible debenture resulted in a net gain of $48.8 million. The gain was off-set by the loss on the value of the warrants and beneficial conversion feature on the $32.2 million, 9.75% convertible debentures, converted to common stock and a portion of the 7.50% convertible debenture. The consolidated net gain on the capital restructuring transaction was $13.8 million for the quarter ending July 31, 2003.

On August 8, 2003, we acquired LuxN Inc. for a combination of stock, warrants, and cash. Stockholders of LuxN were given the option of exchanging shares of LuxN stock for either their pro-rata portion of LuxN’s net cash or shares of Sorrento’s common stock. In addition to the cash or Sorrento common stock, stockholders of LuxN have the right to receive warrants to purchase an aggregate of 400 thousand shares of Sorrento common stock, with an exercise price of $3.05 per share, the fair market value on the date of the acquisition. The warrants will be held in escrow for a period of six months to satisfy any successful indemnification claims. At closing, Sorrento issued 1,374,194 million shares of common stock with an additional 505,146 shares of common stock issued after shareholder approval was received in January 2004.

Private Placements—The first of two private placements’ the Company completed in fiscal 2004, closed on December 31, 2003. In exchange for $6.35 million in gross proceeds, Sorrento issued 2,140,101 new shares of Sorrento common stock, and warrants to purchase 1,070,051 new shares of Sorrento’s common stock. The effective price in the private placement was $2.97 for each unit consisting of one share of common stock and a warrant to purchase one-half of a share of common stock. The warrants have an exercise period of five-years with an exercise price of $2.97 per share.

On January 26, 2004, the second private placement was completed raising $10 million in gross proceeds. In connection with the financing, Sorrento issued 2,921,512 new shares of Sorrento common stock and warrants to purchase 1,460,756 new shares of Sorrento’s common stock. The effective price in the private placement was $3.44 for each unit. Each unit consists of one share of common stock and a warrant to purchase one-half of a share of common stock. The warrants have an exercise period of five-years and an exercise price of $3.44 per share. The warrants are callable after one year under certain circumstances. The warrants provide for a cashless exercise under certain circumstances.

Business Acquisitions—The Company acquired LuxN Inc. on August 8, 2003. The results of LuxN’s operations have been included in the consolidated financial statements since that date. LuxN’s product line supplies optical access equipment to the network edge using coarse and dense wavelength division multiplexing (CWDM and DWDM) technology. LuxN’s OSMINE-certified products enable delivery of high-bandwidth data, storage, video and voice services for service providers, cable MSOs and enterprises. See the acquisition footnote R.

K. STOCK OPTION PLANS

We have five stock option plans in effect: The 2003 Equity Incentive Plan, the 2000 Stock Incentive Plan, the 1988 Stock Option Plan, the 1997 Incentive and Non-Qualified Stock Option Plan and the 1997 Director Stock Option Plan. The stock options have been made available to certain employees and consultants. All options are granted at not less than fair value at the date of grant and have terms varying from 3 to 10 years. The purpose of these plans is to attract, retain, motivate and reward our officers, directors, employees and consultants to maximize their contribution towards our success. We account for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table summarizes the activity in the plans:

Sorrento Networks Corporation (FIBR)

	Number of Shares	Weighted Average Exercise Price
Shares under option at January 31, 2001	253,361	$618.60
Granted	43,685	$150.40
Exercised	(4,913)	$163.40
Canceled	(61,606)	$519.60

Shares under option at January 31, 2002	230,527	$566.00
Granted	112,555	$25.31
Canceled	(48,805)	$406.62

Shares under option at January 31, 2003	294,277	$387.53
Granted	1,953,734	$2.93
Canceled	(133,242)	$581.73

Shares under option at January 31, 2004	2,114,769	$19.77

Additional information relating to stock options outstanding and exercisable at January 31, 2004 summarized by exercise price are as follows:

Exercise Price Per Share	Shares	Outstanding Weighted Average		Exercisable
		Life (Years)	Exercise Price	Shares	Weighted Average Exercise Price
$ 2.88 — $ 19.99	1,998,542	9.44	3.21	870,917	3.47
$ 20.00 — $ 49.99	10,671	8.33	31.58	10,666	31.57
$ 50.00 — $ 99.99	36,868	8.10	56.57	35,067	56.85
$100.00 — $ 199.99	15,998	5.60	140.23	15,563	140.78
$200.00 — $ 299.99	4,837	3.62	255.93	4,837	255.93
$300.00 — $ 399.99	3,078	645	350.79	3,078	350.79
$400.00 — $ 499.99	13,755	6.29	448.53	13,755	448.53
$500.00 — $ 599.99	417	2.84	569.20	417	569.20
$600.00 — $ 699.99	—	—	—	—	—
$700.00 — $ 799.99	30,503	6.29	718.37	30,503	718.37
$800.00 — $ 899.99	—	—	—	—	—
$900.00 — $1,382.40	100	6.00	985.00	100	985.00

$ 2.88 — $1,382.40	2,114,769	9.30	19.77	984,903	38.86

At January 31, 2004, the Company has five stock-based employee compensation plans.

In order to provide more prominent and frequent disclosures about the effects of stock-based compensation as required under SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”, the following table summarizes the pro forma effect of stock-based compensation on net income and earnings (loss) per share as if the optional expense recognition provisions of SFAS 123 had been adopted.

We account for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net loss, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Years Ended January 31,
	2004	2003	2002
Net loss:
As reported	$(6,233)	$(26,210)	$(43,136)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,689)	(5,581)	(3,842)

Pro forma	(9,922)	(31,791)	(46,978)

Loss per share:
Basic EPS as reported	$(0.87)	$(33.29)	$(62.00)

Pro forma basic EPS	(1.38)	(40.37)	(67.60)

Diluted EPS as reported	(0.87)	(33.29)	(76.32)

Pro forma diluted EPS	(1.38)	(40.37)	(91.80)

BLACK-SCHOLES ASSUMPTIONS

	For the Fiscal Year ending January 31,
	2004	2003	2002
Expected Life	3 years	3 years	3 years
Volatility	46%	180%	140%
Risk Free Interest Rate Range	1.29–2.39%	2.15–4.50%	2.91–4.50%
Dividend yield	0%	0%	0%
Fair Value Weighted Average of options issued	$2.78	$22.19	$83.60

The fair value of stock options used to compute pro forma net loss and pro forma loss per share disclosures is estimated using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this model requires the input of subjective assumptions, including the expected price volatility of the underlying stock. Projected data for expected volatility and expected life of stock options is based upon historical and other data. Changes in these subjective assumptions can materially affect the fair value estimate, and therefore the existing valuation models may not provide a reliable single measure of the fair value of the Company’s employee stock options.

Sorrento Networks Inc.

In addition SNI adopted its 2000 Stock Option/Stock Issuance Plan in February 2000 under which it has granted options to certain of its employees, directors and consultants. All options are generally granted at prices not less than fair value at the date of grant and generally vest over four years. Eligible individuals may be issued shares of common stock directly, either through immediate purchase of the shares at fair value or as a bonus tied to performance of services or the attainment of prescribed milestones. No milestones were attained and, no stock has been issued under the stock issuance program.

The option activity for this plan for the year ended January 31, 2004 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Shares under option at January 31, 2001	18,735,904	$5.34
Granted	1,193,064	$5.45
Exercised	(22,300)	$2.60
Canceled	(4,592,236)	$5.52

Shares under option at January 31, 2002	15,314,432	$5.30
Canceled	(12,018,429)	$5.39

Shares under option at January 31, 2003	3,296,003	$4.93
Canceled	(1,409,003)	$4.40

Shares under option at January 31, 2004	1,887,000	$5.34

Additional information relating to the stock options of SNI outstanding and exercisable at January 31, 2004 summarized by exercise price are as follows:

Exercise Price Per Share	Shares	Outstanding Weighted Average		Exercisable
		Life (Years)	Exercise Price	Shares	Weighted Average Exercise Price
$2.00	55,000	6.05	$2.00	55,000	$2.00
$5.45	1,832,000	6.23	$5.45	1,829,750	$5.45

$2.00—$5.45	1,887,000	6.22	$5.34	1,844,750	$5.34

The holders of the options of our Sorrento subsidiary may elect to convert all or a portion of their options into options to acquire our stock at a ratio of 78 for one. During the year ended January 31, 2004, no shares were exchanged for FIBR options, during 2003, 2,340,585 shares were exchanged for FIBR options and during January 31, 2002, no options were converted.

Tender Offer

In May 2002, our Board of Directors approved an employees’ stock option exchange program. Under the program, employees holding options to purchase Sorrento Networks Corp. common stock were given the opportunity to exchange certain shares of their existing options, those with exercise prices above $150.00 per share, for new options to purchase an equal number of shares of Sorrento common stock. The new options were granted six months and one day after the cancellation of the old options. The exercise price of the new options was $109.00, the market price on the last reported trading price of Sorrento common stock on their grant date. Options for 34,960 shares of Sorrento Networks Corp. common stock were exchanged in the program. (Adjusted for 1-20 reverse split).

Options held by the company’s executives and officers were not included in the exchange program.

L. INCOME TAXES

Our provision for taxes on income for the years ended January 31, 2004, 2003 and 2002 consists of:

Year ended January 31, 2004:
Current	$—
Deferred	—

Total	$—

Year ended January 31, 2003:
Current	$—
Deferred	—

Total	$—

Year ended January 31, 2002:
Current	$—
Deferred	—

Total	$—

Our domestic operations generate permanent and temporary differences for depreciation, amortization, valuation allowances and tax attributes arising from acquisitions. We have recorded a 100% valuation allowance against our deferred tax assets, including net operating loss and research credit carry forwards, in accordance with the provisions of Statement of Financial Accounting Standards No. 109. Such allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

	2004	2003
Deferred tax assets:
Research and development credits	$63	$63
Tax loss carry forwards	56,023	65,754
Purchase accounting	1,269	2,057
Depreciable assets	379	583
Other liabilities and reserves	8,633	5,613
Reserve for loss on investment	2,010

Gross deferred tax assets	68,377	74,070
Less: valuation allowance	(68,377)	(74,070)

Deferred tax asset	$—	$—

At January 31, 2004, we had federal net operating losses which may be available to reduce future taxable income. Among potential adjustments which may reduce available loss carry forwards, the Internal Revenue Code of 1986, as amended, (IRC), reduces the extent to which net operating loss carry forwards may be utilized in the event there has been an “ownership change” of a company as defined by applicable IRC provisions. We believe that the issuances of its equity securities and transfers of ownership of outstanding equity securities may have resulted in one or more such ownership changes and intends to analyze the impact of such transfers on the continued availability, for tax purposes, of the net operating losses incurred through January 31, 2004. Further ownership changes, as defined by the IRC, may reduce the extent to which any net operating losses may be utilized. The NOLs were reduced under IRC section 108 by $48,804,000 in connection with the capital restructuring. The NOL carry forwards expire as follows:

2020	$39,483
2021	36,780
2022	32,508
2023	19,480
2024	24,367

$152,618

The reconciliation between income tax expense and a theoretical United States tax computed by applying a rate of 35% for the years ended January 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Income (loss) before income taxes	$(6,233)	$(22,610)	$(43,136)

Theoretical tax (benefit) at 35%	(2,181)	(7,914)	(15,098)
Impact of non-qualified stock options	—	—	(434)
Change in Valuation Allowance	(5,693)	10,750	16,862
Other individually immaterial items	1,896	(2,836)	(1,330)
Impact of acquisition	(5,978)		—

	$—	$—	$—

M. EARNINGS PER SHARE CALCULATION

The following data show the amounts used in computing basic earnings per share. The number of shares used in the calculations for the years ended January 31, 2004, 2003 and 2002 reflect a 1-for-20 reverse stock split effective October 28, 2002.

	2004	2003	2002
Net loss	$(6,233)	$(26,210)	$(43,136)
Less: deemed dividend	—	—	(180)

Net loss available to common shareholders used in basic EPS	$(6,233)	$(26,210)	$(43,316)
Average number of common shares used in basic EPS	7,205,033	787,407	698,303

We incurred a net loss for the years ending January 31, 2004, 2003 and 2002. Accordingly, the effect of dilutive securities including convertible debentures, convertible preferred stock, vested and non-vested stock options and warrants to acquire common stock are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.

	2004	2003	2002
Net loss available to common shareholders used in basic EPS	$(6,233)	$(26,210)	$(43,316)
Interest on convertible debt (net of tax)	(639)	(4,826)	(18,405)
Net loss available to common shareholders after assumed conversions of dilutive securities	$(5,594)	$(31,036)	$(61,721)
Average number of common shares used in dilutive EPS	7,205,033	787,407	808,740

The shares issuable upon exercise of options and warrants represents the quarterly average of the shares issuable at exercise net of the shares assumed to have been purchased, at the average market price for the period, with the assumed exercise proceeds. Accordingly, options and warrants with exercise prices in excess of the average market price for the period are excluded because their effect would be antidilutive.

N. OTHER RELATED PARTY TRANSACTIONS

Summarized below are all material related party transactions entered into by us and our subsidiaries during the periods presented not otherwise disclosed in these notes.

In February 2003, we entered into a consulting agreement with Mr. Robert Hibbard, a member of the Board of Directors, to provide services to the company at a consulting rate of $175 per hour plus a retainer of $20 thousand per month for six months. Mr. Hibbard agrees to make himself available to the Company for not less than 20 hours per week. This agreement supersedes his August 2002 consulting agreement and terminated in February 2004. Nearly all of Mr. Hibbard’s consulting work for us has involved matters being considered or reviewed by the board or by committees of the board. His work has included structuring and implementing our 2003 Equity Incentive Plan for employees, participation in settlement negotiations for pending litigation, assistance in our capital restructuring and improving our intellectual property policies and procedures, among other matters. In fiscal years 2004 and 2003 Mr. Hibbard was paid $205 thousand and $92 thousand respectively, in consulting fees.

During fiscal 2002, we paid a total of $55 thousand to Phillip W. Arneson as a Director of the Company. The amounts paid included $24 thousand for consulting work performed for a special Committee of the Board, $21 thousand for various other consulting services including outsourcing advice and organizational matters, attendance fees of $6 thousand for Board and Committee meetings and $5 thousand in reimbursable expenses. Consulting fees were paid at a rate equal to normal fees for attendance at Board meetings.

During July 2000, we agreed to loan $300 thousand for three years at the applicable federal rate provided for in Internal Revenue Code Section 1274 to our Senior Vice President, Legal, an officer of the company, associated with his relocation and initial employment. This is a full recourse loan and the officer has pledged his options to acquire our common stock and any options he may receive from any of our subsidiaries as collateral. The officer received $300 thousand in advances under this loan agreement for which the interest rate is 6.6%. On July 3, 2002 a new note covering the $300 thousand was incorporated in his employment contract. The term remained the same as the July 2000 note, with all unpaid, accrued interest and principal due and payable on August 30, 2003. In December 2002, the officer paid $39 thousand on his loan that included payment of all prior interest due and the remainder applied to his principal balance. In August 2003, the officer left the employment of the company. As part of his departure, the officer signed filing documents that if were to not repay the loan, these documents could be used to obtain a default judgment in favor of the company. As of January 31, 2004 the former officer’s loan outstanding to the Company totaled $298. Subsequent to our fiscal year end the former officer has made, payments against the loan to keep it in good standing.

During June 2000, we entered into various agreements with Par Chadha, our former CEO and Chairman, which, among other matters, provides for payments of $250 thousand per year for three years of consulting services and loans by us for the exercise of previously granted options to acquire 58,925 options at prices varying from $140.60 to $985.00 per share. As the members of our Board of Directors at the time of his resignation ceased to represent more than 50% of the Board in October 2000, all payments for consulting services were accelerated and no future consulting services are required. During October 2000, Mr. Chadha exercised 3,556 options, applying the $500 thousand accelerated payment to the exercise. In addition, he exercised 25,369 options for which we are contractually obligated to loan the $5.0 million due on the exercise. During September 2001, Mr. Chadha notified us that he does not have any obligations under the agreements. We have notified him that we do not agree with his interpretation of his repayment obligations under the terms of the agreements.

During December 2001, we entered into an agreement whereby the 25,369 option exercise was rescinded. Mr. Chadha returned the 25,369 shares to us for cancellation and we cancelled the receivable due from him and restored the original option agreements. The required non-cash expense as a result of the rescission equal to the difference between the amount of the loan receivable and the market value of the returned shares was recorded as a reserve of $2.7 million against the receivable during the year ended January 31, 2002 and is included in other operating expenses in the accompanying income statement. This rescission agreement did not resolve any underlying dispute as to the option loan repayment obligations. In accordance with a settlement agreement reached between us and our former Chairman and Founder, Par Chadha, 566,000 shares of ENI stock were transferred to Mr. Chadha in exchange for mutual releases by the Company and Mr. Chadha and certain of his affiliates. The stock transfer was complete on July 1, 2003 and had a value of $88 thousand.

On September 30, 2001, our then Chairman and CEO executed a two year consulting agreement with a senior officer of the company, whereby he was to be paid a salary at $250 thousand per year plus benefits and the vesting of all his options to acquire our common stock. In July 2002, a dispute arose in the agreement whereby the company stopped payment of the monthly consulting fees. In August 2003, the dispute was resolved by the company paying $197 thousand in full settlement and a mutual release of claims. The settlement included $15 thousand in legal costs incurred by the officer. Upon settlement, the Company received notice from an attorney that stated he represented the officer and the officer had refused to pay his legal fees and was notifying us that an attorney’s lien was being placed on the settlement proceeds for his portion. As a result of the notice, $70 thousand was placed in escrow with our legal firm pending release upon resolution with the officer and his attorney.

O. SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest expense for the years ended January 31, 2004, 2003 and 2002 was $4.4 million, $9.7 million and $3.3 million, respectively. During fiscal 2004, $248 thousand was paid in cash and the remaining $4.4 million neither provided for nor used cash. For fiscal years 2003 and 2002, $9.3 million and $2.6 million of the interest expense neither provided nor used cash.

P. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. As regards the former, we place our temporary cash investments with high credit financial institutions and limits. At times such amounts may exceed the F.D.I.C. limits. We limit the amount of exposure with any one financial institution and believe that no significant concentration of credit risk exists with respect to cash investments. No accounts at a single bank accounted for more than 10% of current assets.

Although we are directly affected by the economic well being of significant customers listed in the following tables, we do not believe that significant credit risk exists at January 31, 2004. We perform ongoing evaluations of our customers and require letters of credit or other collateral arrangements as appropriate. Accordingly, trade receivable credit losses have not been significant.

The following data shows the customers accounting for more than 10% of net receivables at January 31 2004 and 2003:

	2004	2003
Customer A	—%	29.6%
Customer B	—	18.7
Customer C	10.3	—
Customer D	10.7	15.9
Customer E	1.1	31.2

The following data shows the customers accounting for more than 10% of net sales during the years ended January 31, 2004, 2003 and 2002:

	2004	2003	2002
Customer A	10.7%	23.0%	14.9%
Customer B	13.6	19.0	23.9
Customer C	0.4	12.2	16.3
Customer D	0.2	1.3	7.8
Customer E	6.6	0.6	6.9
Customer F	0.7	—	5.6
Customer G	12.2	—	0.5

As of January 31, 2004 we had the following Notes Receivable from one of our customers:

Notes Receivable

	Payments due in fiscal years
	Total	2005	2006	2007	2008	2009	Thereafter
Long-term Notes Receivable 5%	$325	$242	$83	$—	$—	$—	$—

The company holds a single note maturing April 2005.

Q. SUBSEQUENT EVENTS

On April 22, 2004, Sorrento Networks Corporation, a Delaware corporation (“Sorrento”), entered into an Agreement and Plan of Merger, dated as of April 22, 2004, with Zhone Technologies, Inc., a Delaware corporation (“Zhone”) and Selene Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Zhone (“Merger Sub”). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Sorrento, with Sorrento surviving as a wholly-owned subsidiary of Zhone (the “Merger”). At the effective date of the Merger, each outstanding share of Sorrento common stock will be exchanged for 0.9 shares of Zhone common stock, and each option, warrant and other securities exercisable or convertible into shares subject to the approval of the stockholders of both Zhone and Sorrento and other customary closing conditions.

On March 8, 2004 the warrants and cash were distributed thereby resolving all purchase price contingencies associated with the purchase of LuxN, Inc. As part of the LuxN, Inc. purchase consideration, the Company had placed 400,000 warrants and cash into escrow pending the expiration of an indemnification period for the Company. The Company has reflected the resolution of these purchase price contingencies as of January 31, 2004.

R. BUSINESS ACQUISITION

On August 8, 2003, we completed our acquisition of LuxN, Inc., pursuant to an Agreement and Plan of Merger, dated as of June 25, 2003, between Sorrento and LuxN. At the effective time of the merger, our wholly-owned subsidiary, Lambda Acquisition Corp., was merged with and into LuxN, with LuxN being the surviving corporation in the merger.

As consideration for the transaction, holders of LuxN’s Series A-1 Preferred Stock with an aggregate pro-rata portion of $14.8 million of LuxN’s net cash held elected to receive cash at closing, and holders of LuxN’s Series A-1 Preferred Stock with an aggregate pro-rata portion of $3.8 million of LuxN’s net cash held elected to receive our common stock at closing. We issued 1,374,194 shares of our common stock to the holders of LuxN’s Series A-1 Preferred Stock at the closing, and issued an additional 505,153 shares upon receipt of our shareholders’ approval. In addition, we issued warrants to purchase 400,000 of our shares of common stock at an exercise price of $3.05 per share to the holders of LuxN’s Series A-1 Preferred Stock

The aggregate purchase price was $20.9 million including $14.8 million in cash, $4.9 million of common stock, $878 thousand of warrants and $414 of related costs. The Company issued 1,879,347 shares of common stock valued at the date of issuance and 400,000 warrants with an exercise price of $3.05 valued on the date of issuance. Upon valuing the purchase price and allocating the purchase price to the assets acquired and liabilities assumed, it was determined that the net assets exceeded the purchase price by $87 thousand. This excess of net assets acquired over the amount paid for the acquisition is reflected as a reduction to long lived assets.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At August 8, 2003
(in thousands)
Current assets	$25,901
Property, plant and equipment	—
Intangible assets	—

Total assets acquired	25,901

Current liabilities	(4,918)

Total liabilities assumed	(4,918)

Net assets acquired	$20,983

Consolidated Pro Forma Statement of Operations as of January 31, 2004 (in thousands)

	Sorrento Networks Consolidated	LuxN, Inc	Total
Revenue	$21,611	$5,313	$26,924
Net (Loss)	(3,674)	(7,579)	(11,253)
Earnings per Share	(0.51)	(1.05)	(1.56)

Consolidated Pro Forma Statement of Operations as of January 31, 2003 (in thousands)

	Sorrento Networks Consolidated	LuxN, Inc	Total
Revenue	$25,137	$3,958	$29,095
Net (Loss)	(26,210)	(27,325)	(53,535)
Earnings per Share	(12.13)	(12.64)	(24.77)

S. SEGMENT INFORMATION

Information for the years ended January 31, 2004, 2003 and 2002 in the table below is presented on the same basis utilized by the Company to manage its business. The segments according to product lines are as follows: Sorrento Networks, and LuxN are “Optical Networking”, Meret, and other. Export sales and certain income and expense items are reported in the geographic area where the final sale to customers is made, rather than where the transaction originates. We have no material long-term assets outside the United States. The accounting policies of the segments are the same as the policies described in the “Summary of Significant Accounting Policies.” Each segment operates independent of one another. The company evaluates the performance of each segment and distributes resources to them based on earnings before income taxes, excluding corporate charges (“Segment income (loss) from operations”). Any corporate charges that are allocated to the segments are allocated as a percentage of revenue. These charges, if any, are recorded under “other income (expenses)” and are eliminated in the consolidation process. “Other income (expenses) is not shown in the supplemental segment information contained below.

Geographical Information

The table below presents external revenues based on the locations of the customer:

	2004	2003	2002
Net sales:
United States	$18,445	$14,803	$28,341
Asia	1,562	865	1,340
Europe	5,455	9,469	10,130
Other	—	—	1,016

Total net sales	$25,462	$25,137	$40,827

Products and Service Revenue

The table below presents external revenues for groups of similar products and services:

	2004	2003	2002
Net sales:
Optical networking	$22,592	$22,373	$36,034
Switching and access	2,870	2,764	4,793

Total net sales	$25,462	$25,137	$40,827

Supplemental Segment Information:

	Optical Networking	Meret	Other	Consolidated
As of January 31, 2004:
Revenues from external customers	$22,592	$2,870	$—	$25,462
Cost of goods sold	17,370	2,399	—	19,769
Gross profit	5,222	471	—	5,693
Segment income/(loss) from operations	(14,862)	235	(3,007)	(17,634)
Depreciation and amortization expense	3,168	410	95	3,673
Valuation allowance additions (reductions):
Receivables and inventory	(4,931)	(1,822)	—	(6,753)
Capital asset additions, net	(1,611)	7	—	(1,604)
Total assets	35,045	4,512	20,539	50,096

	Optical Networking	Meret	Other	Consolidated
As of January 31, 2003:
Revenues from external customers	$22,373	$2,764	$—	$25,137
Cost of goods sold	19,257	2,560	—	21,817
Gross profit	3,116	204	—	3,320
Segment income/(loss) from operations	(25,017)	(1,329)	(4,929)	(31,329)
Depreciation and amortization expense	3,257	702	103	4,063
Valuation allowance additions:
Receivables and inventory	(704)	(316)	—	(1,020)
Capital asset additions, net	3,201	62	70	3,333
Total assets	31,497	5,375	18,933	55,805

	Optical Networking	Meret	Other	Consolidated
As of January 31, 2002:
Revenues from external customers	$36,034	$4,793	$—	$40,827
Cost of goods sold	28,384	3,123	—	31,507
Gross profit	7,650	1,670	—	9,320
Segment income/(loss) from operations	(28,993)	246	(8,407)	(37,154)
Depreciation and amortization expense	2,039	543	212	2,794
Valuation allowance additions:
Receivables and inventory	5,328	269	987	5,597
Other	812	—	1,788	2,600
Capital asset additions, net	3,116	67	52	3,235
Total assets	36,089	7,282	46,968	90,339

T. VALUATION AND QUALIFYING ACCOUNTS

Changes in the inventory valuation reserve were as follows:

Balance at January 31, 2001	$2,792
Additions charged to costs and expenses	4,038
Amounts used during year	(362)

Balance at January 31, 2002	6,468
Additions charged to costs and expenses	4,152
Amounts used during year	(4,657)

Balance at January 31, 2003	5,963
Balance of LuxN at August 8, 2003	14,134
Additions charged to costs and expenses	692
Amounts used during year	(5,389)

Balance at January 31, 2004	$15,400

Changes in the accounts receivable valuation reserve were as follows:

Balance at January 31, 2001	$1,002
Additions charged to costs and expenses	1,558
Amounts used during year	(821)

Balance at January 31, 2002	1,739
Additions charged to costs and expenses	1,531
Amounts used during year	(2,046)

Balance at January 31, 2003	1,224
Balance of LuxN at August 8, 2004	57
Additions charged to costs and expenses	333
Amounts used during year	(1,090)

Balance at January 31, 2004	$524

U. UNAUDITED QUARTERLY FINANCIAL DATA (Unaudited)

Amounts in thousands, except per share amounts.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Year ended January 31, 2004:
Net sales	$7,861	$4,476	$6,726	$6,399	$25,462
Gross profit (loss)	1,954	1,363	1,835	541	5,693
Income (loss) from operations	(3,618)	(4,093)	(4,544)	(5,379)	(17,634)
Net income (loss)	(6,222)	12,514	(4,817)	(7,708)	(6,233)
Net income (loss) per share:
Basic	(7.02)	2.13	(0.47)	(0.66)	(0.87)
Diluted	(14.33)	1.72	(0.47)	(0.66)	(0.87)
Year ended January 31, 2003:
Net sales	$6,003	$5,199	$5,525	$8,410	$25,137
Gross profit	1,488	(2,300)	962	3,170	3,320
Loss from operations	3,976	(15,806)	(6,922)	(7,458)	(26,210)
Net loss	3,976	(15,806)	(6,922)	(7,458)	(26,210)
Net loss per share:
Basic	5.60	(21.40)	(8.86)	(8.42)	(33.29)
Diluted	(25.20)	(45.20)	(34.54)	(32.64)	(33.29)

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ZHONE TECHNOLOGIES, INC.,

SELENE ACQUISITION CORP.

AND

SORRENTO NETWORKS CORPORATION

DATED AS OF APRIL 22, 2004

i

ii

Exhibits

A	Form of Company Voting Agreement
B	Form of Parent Voting Agreement

iii

AGREEMENT AND PLAN OF MERGER, dated as of April 22, 2004 (this “Agreement”), by and among Zhone Technologies, Inc., a Delaware corporation (“Parent”), Selene Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Sorrento Networks Corporation, a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Merger Sub;

WHEREAS, for federal income tax purposes, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, certain stockholders of the Company have executed and delivered to Parent an irrevocable proxy and voting agreement (the “Company Voting Agreement”), in substantially the form of Exhibit A hereto (with such stockholders listed on Schedule A to the Company Voting Agreement), as an inducement to Parent to enter into this Agreement; and

WHEREAS, certain stockholders of Parent have executed and delivered to the Company an irrevocable proxy and voting agreement (the “Parent Voting Agreement”), in substantially the form of Exhibit B hereto (with such stockholders listed on Schedule A to the Parent Voting Agreement), as an inducement to the Company to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

The Merger

Section 1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub, at the Effective Time, shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and shall be a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place on the first business day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VI, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, San Diego, California 92130, unless another place is agreed to in writing by the parties hereto. As soon as practicable on or after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4 Certificate of Incorporation; Bylaws. At the Effective Time, (a) the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to contain the provisions set forth in the Certificate of Incorporation of Merger Sub and (b) the Bylaws of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Bylaws of Merger Sub, each as in effect immediately prior to the Effective Time, and in each case until thereafter changed or amended as provided therein or pursuant to applicable Law.

Section 1.5 Directors and Officers of Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers of Merger Sub, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Article II

Conversion of Securities; Exchange of Certificates

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion Generally. Each share of common stock, par value $.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b)), shall be converted, subject to Section 2.2(e), into the right to receive 0.90 of a share (the “Exchange Ratio”) of common stock, par value $.001 per share, of Parent (“Parent Common Stock”). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Common Stock was converted in the Merger. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2, without interest. No fractional share of Parent Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.2(e) hereof.

(b) Cancellation of Certain Shares. Each share of Company Common Stock held by Parent, Merger Sub, any wholly-owned subsidiary of Parent or Merger Sub, in the treasury of the Company or by any wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(c) Merger Sub. Each share of common stock, par value $.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Change in Shares. If between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of a class of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Parent shall irrevocably deposit, or shall cause to be deposited, with Computershare Trust Company or another bank or trust company mutually agreed by Parent and the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1 and cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.2(e) (such certificates for shares of Parent Common Stock, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 2.1 and the cash contemplated to be issued pursuant to Section 2.2(e) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a letter of transmittal reasonably acceptable to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in reasonable and customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate (after taking into account all shares of Company Common Stock then held by such holder), cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence reasonably satisfactory that any applicable stock transfer taxes, if any, have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c).

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d) Further Rights in Company Common Stock. All shares of Parent Common Stock issued upon conversion of the shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any fractional shares of Parent Common Stock that would otherwise be issued, each stockholder that would have been entitled to receive a fractional share of Parent Common Stock shall, upon proper surrender of the Certificates, receive a cash payment equal to such fraction multiplied by the average closing price of one share of Parent Common Stock as reported on the Exchange for the five (5) trading days ending on and including the second trading day preceding the Effective Time.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.2(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(g) No Liability. None of Parent, the Surviving Corporation or the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(i) Withholding. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold under applicable Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.3 Appraisal Rights. Pursuant to Section 262(b) of the DGCL, the holders of shares of Company Common Stock shall not be entitled to appraisal rights as a result of the Merger.

Section 2.4 Stock Options. Prior to the Effective Time, the Board of Directors of the Company (the “Company Board”) (or, if appropriate, any committee thereof) shall take all actions necessary and appropriate to provide that, at the Effective Time, all unexercised and unexpired options to purchase Company Common Stock (“Company Options”) then outstanding, under any stock option plan of the Company or any other plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable, will be assumed by Parent and, as so assumed, will continue to have, and be subject to, the same terms and conditions (including vesting schedule) as set forth in the Company Stock Option Plan and any agreements thereunder immediately prior to the Effective Time, except that (a) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (b) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent, and (c) such assumed Company Option will be eligible to participate in any “cashless exercise” or “same day sale” program to the extent made available to the holders of Parent Options and to the extent consistent with the terms of the Company Option agreements. The conversion of any Company Options which are incentive stock options within the meaning of Section 422 of the Code, into options to purchase Parent Common Stock shall be made so as not to constitute a “modification” of such Company Options within the meaning of Section 424 of the Code.

Section 2.5 Warrants. At the Effective Time, each warrant to purchase shares of Company Common Stock (a “Company Warrant”) which is outstanding immediately prior thereto shall, in accordance with the terms thereof, cease to represent a right to acquire shares of Company Common Stock and automatically shall be converted, at the Effective Time, without any action on the part of the holder thereof, into a warrant to purchase Parent Common Stock (as so converted, a “Company Converted Warrant”), and each Company Converted Warrant shall continue to have, and be subject to, the same terms and conditions as set forth in any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, (a) each Company Converted Warrant shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (b) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Company Converted Warrant shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent.

Section 2.6 Restricted Stock. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall take all actions necessary and appropriate to provide that, if any shares of Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased upon any termination of the stockholders’ employment, directorship or other relationship with the Company (and/or any Subsidiary of the Company), under the terms of any agreement with the Company (and/or any Subsidiary of the Company) that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Merger, then the shares of Parent Common Stock issued upon the conversion of such shares in the Merger will continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions.

Section 2.7 Debentures. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall take all actions necessary and appropriate to provide that, at the Effective Time, each 7.5% Senior Convertible Debenture due August 2, 2007 of the Company (a “Company Debenture”) which is outstanding immediately prior thereto shall be assumed by Parent and shall thereafter remain outstanding and continue to represent a Debenture of the Surviving Corporation; provided, that the Company Debentures shall be convertible into shares of Parent Common Stock in accordance with their terms and as appropriately adjusted to give effect to the Merger.

Article III

Representations and Warranties of the Company

Except as set forth in a disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies exceptions by specific Section references, the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each of its Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. Section 3.1 of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company. Except as set forth in Section 3.1 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries holds an Equity Interest in any other person.

Section 3.2 Certificate of Incorporation and Bylaws; Corporate Books and Records. The copies of the Company’s Certificate of Incorporation (the “Company Certificate”) and Bylaws (the “Company Bylaws”) that are listed as exhibits to the Company’s Form 10 filed with the SEC on July 1, 2003 are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Certificate or the Company Bylaws. True and complete copies of all minute books of the Company have been made available by the Company to Parent.

Section 3.3 Capitalization

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $.01 per share, of the Company (“Company Preferred Stock”). As of the date hereof, (i) 16,743,320 shares of Company Common Stock (other than treasury shares) are issued and outstanding, all of which are validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 444 shares of Company Common Stock are held in the treasury of the Company or by its Subsidiaries, (iii) 2,149,758 shares of Company Common Stock are issuable (and such number is reserved for issuance) upon exercise of Company Options outstanding as of the date hereof, (iv) 3,827,632 shares of Company Common Stock are issuable (and such number is reserved for issuance) upon exercise of Company Warrants outstanding as of the date hereof, and (v) 2,274,479 shares of Company Common Stock are issuable (and such number is reserved for issuance) upon exercise of Company Debentures outstanding as of the date hereof. As of the date hereof, no shares of Company Preferred Stock are issued or outstanding. All capital stock or other equity securities of the Company have been issued in compliance with applicable federal and state securities laws.

(b) Except for Company Options to purchase not more than 2,149,758 shares of Company Common Stock, Company Warrants to purchase not more than 3,827,632 shares of Company Common Stock, Company Debentures to purchase not more than 2,274,479 shares of Company Common Stock and arrangements and agreements set forth in Section 3.3 of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. Since January 31, 2004, the Company has not issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance as set forth in this Section 3.3 or Section 3.3 of the Company Disclosure Schedule. The Company has provided Parent with a true and complete list, as of the date hereof, of the prices at which outstanding Company Options may be exercised under the Company Stock Option Plans, the number of Company Options outstanding at each such price and the vesting schedule of the Company Options. All shares of Company Common Stock subject to issuance under the Company Options, the Company Warrants and the Company Debentures, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) Except for the Company Voting Agreement and as set forth in Section 3.3 of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. Except as set forth in Section 3.3 of the Company Disclosure Schedule, each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another of its Subsidiaries, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other of its Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Subsidiary.

(d) Except for the Company Debentures, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company has not adopted a stockholder rights plan.

(e) Except as set forth in Section 3.3 of the Company Disclosure Schedule, none of the Merger or other transactions contemplated hereby will result in an acceleration of vesting, or modification of vesting terms, with respect to any Company Options.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than as provided in Section 3.20. This Agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Company Board, by resolutions duly adopted by unanimous vote of the directors present at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Company Board Approval”), has duly (i) declared that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger) and (iii) resolved to recommend (subject to Section 5.3(a)) that the stockholders of the Company adopt this Agreement and vote for the approval of the Merger and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders in accordance with this Agreement. The Company Board Approval constitutes approval of this Agreement and the Merger as required under any applicable state takeover Law and no such state takeover Law is applicable to the Merger or the other transactions contemplated hereby, including, without limitation, the restrictions on business combinations contained in Section 203 of the DGCL.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) (assuming the Company Stockholder Approval is obtained) conflict with or violate any provision of the Company Certificate or Company Bylaws or any equivalent organizational documents of any of its Subsidiaries, (ii) (assuming that all consents, approvals, authorizations and permits described in Section 3.5(b) have been obtained and all filings and notifications described in Section 3.5(b) have been made and any waiting periods thereunder have terminated or expired) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract, Company Permit or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, approvals, breaches, losses, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (i) under the Exchange Act, the Securities Act, applicable Blue Sky Law, the HSR Act, the rules and regulations of the Exchange and the filing and recordation of the Certificate of Merger as required by the DGCL and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.6 Permits; Compliance With Law. The Company and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and each of its Subsidiaries to own, lease and operate its properties or to carry on its respective businesses substantially in the manner described in the Company SEC Filings filed prior to the date hereof and substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect. None of the Company or any of its Subsidiaries is in conflict with, or in default or violation of, (a) any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (b) any Company Permits, except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.7 SEC Filings; Financial Statements.

(a) The Company has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since January 31, 2000 (collectively, the “Company SEC Filings”). Each

Company SEC Filing (i) as of the time it was filed, complied or, if filed subsequent to the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed, or, if filed subsequent to the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings, as well as the consolidated financial statements (including any notes thereto) for the fiscal year ended January 31, 2004 included in Section 3.7 of the Company Disclosure Schedule, was, or will be, prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented, or will present, fairly the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, have a Material Adverse Effect). The books and records of the Company and each of its Subsidiaries have been, and are being, maintained in accordance with applicable material legal and accounting requirements.

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of January 31, 2004 included in Section 3.7 of the Company Disclosure Schedule (the “Company Balance Sheet”), none of the Company or any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since January 31, 2004 that would not, individually or in the aggregate, have a Material Adverse Effect.

(d) Each required form, report and document containing financial statements that the Company has filed with or furnished to the SEC since July 31, 2002 was accompanied by the certifications required to be filed or furnished by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such act or the Exchange Act (collectively, the “Sarbanes-Oxley Act”), and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. Neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. The Company’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable the Company to comply with, and the appropriate officers of the Company to make all certifications required under, the Sarbanes-Oxley Act.

(e) The Company had as of March 31, 2004, a balance of cash, cash equivalents, short-term and long-term investments, calculated in accordance with GAAP, totaling not less than $13,768,000.

Section 3.8 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger or any other transaction contemplated by this Agreement.

Section 3.9 Absence of Certain Changes or Events. Since January 31, 2004, except as specifically contemplated by, or as disclosed in, this Agreement or Section 3.9 of the Company Disclosure Schedule, the

Company and each of its Subsidiaries has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been (a) any Material Adverse Effect or an event or development that would, individually or in the aggregate, have a Material Adverse Effect or (b) any action taken by the Company or any of its Subsidiaries during the period from January 31, 2004 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other known plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing material compensation or other material benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company or any ERISA Affiliate), which are now, or were within the past three (3) years, maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Company Benefit Plan”). Neither the Company, nor to the knowledge of the Company, or any other person or entity, has any express or implied commitment, whether legally enforceable or not, to establish, modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code. With respect to each currently effective Company Benefit Plan, the Company has delivered to Parent true, correct and complete copies of (i) each Company Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications, (iii) the annual reports (Form 5500 series) for the three most recent years filed or required to be filed with the IRS with respect to such Company Benefit Plan (and, if any such annual report is a Form 5500R, the Form 5500C filed with respect to such Company Benefit Plan), (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, and (vii) all filings made with any Governmental Entity, including but not limited any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

(b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company SEC Filings prior to the date of this Agreement.

(c) Except as set forth in Section 3.10(c) of the Company Disclosure Schedule: (i) each Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(6) of the Code has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Company Benefit Plan has not yet expired, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Company’s knowledge no fact or event has occurred that has adversely affected or could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (ii) to the Company’s knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in liability to the Company, (iii) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability (other than (A) liability for ordinary administrative expenses typically incurred in a termination event or (B) if the Company Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company SEC Filings prior to the date of this Agreement), (iv) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims), (v) no Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and none of the Company or any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (vi) no material liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder, (vii) none of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (viii) neither the Company nor any ERISA Affiliate has any liability under ERISA Section 502, (ix) all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, (x) all contributions and payments to such Company Benefit Plan are deductible under Code sections 162 or 404, (xi) no amount is subject to Tax as unrelated business taxable income under Section 511 of the Code, and (xii) no excise tax could be imposed upon the Company under Chapter 43 of the Code, except, in the case of clauses (iii), (vii), (viii), (ix), (x), (xi) and (xii), which would not, individually or in the aggregate, have a Material Adverse Effect.

(d) Except as set forth in Section 3.10(d) of the Company Disclosure Schedule, no amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Set forth in Section 3.10(d) of the Company Disclosure Schedule is (i) the estimated maximum amount that could be paid to any disqualified individual as a result of the transactions contemplated by this Agreement under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans currently in effect, and (ii) the “base amount” (as defined in Section 280G(b)(e) of the Code) for each such individual as of the date of this Agreement.

(e) Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person medical, disability or life insurance benefits. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Company and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect.

(f) None of the Company or any of its Subsidiaries maintains, sponsors, contributes or has any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

Section 3.11 Labor and Other Employment Matters.

(a) The Company and each of its Subsidiaries is in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to persons employed by the Company or any of its Subsidiaries, and no collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries. There is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere in any respect that would have a Material Adverse Effect. To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(b) The Company has identified in Section 3.11(b) of the Company Disclosure Schedule and has made available to Parent true and complete copies of (i) all severance and employment agreements with directors, officers or employees of or consultants to the Company or any of its Subsidiaries, (ii) all severance programs and policies of the Company and each of its Subsidiaries with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of the Company and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions. Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event, such as termination of employment) (A) result in any material payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries or affiliates from the Company or any of its Subsidiaries or affiliates under any Company Benefit Plan or otherwise, (B) significantly increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any material benefits. No individual who is a party to an employment agreement listed in Section 3.11(b) of the Company Disclosure Schedule or any agreement incorporating change in control provisions with the Company has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could give, rise to a material severance obligation on the part of the Company under such agreement. Section 3.11(b) of the Company Disclosure Schedule sets forth all the amounts payable to the executives listed therein, as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (including any cash-out or acceleration of options and restricted stock and any “gross-up” payments with respect to any of the foregoing), based on compensation data applicable as of the date of the Company Disclosure Schedule and the assumptions stated therein.

Section 3.12 Tax Treatment. None of the Company, any of its Subsidiaries or any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.13 Contracts. Except as filed as exhibits to the Company SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 3.13 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by any Contract that (a) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (b) involves aggregate expenditures after the date hereof in excess of $1,000,000, (c) involves annual expenditures in excess of $200,000 and is not cancelable within one year, (d) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any of its Subsidiaries, or which restricts the conduct of any line of business by the Company or any of its Subsidiaries or any geographic area in which the Company or any of its Subsidiaries may conduct business, in each case in any material respect or (e) which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement. Each Contract of the type described in this Section 3.13, whether or not set forth in Section 3.13 of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” Each Company Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Company’s knowledge, each other party thereto, and in full force and effect, and the Company and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s knowledge, each other party to each Company Material Contract has in all respects performed all obligations required to be performed by it under such Company Material Contract, except as would not, individually or in the aggregate, have a Material Adverse Effect. None of the Company or any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract.

Section 3.14 Litigation. Except as and to the extent disclosed in the Company SEC Filings, including the notes thereto, filed prior to the date of this Agreement or as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is obligated to indemnify a third party and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Merger or any other transaction contemplated by this Agreement.

Section 3.15 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (ii) holds or has applied for all Environmental Permits necessary to conduct their current operations, and (iii) is in compliance with their respective Environmental Permits.

(b) None of the Company or any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to (A) compliance with Environmental Laws or Environmental Permits or (B) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d) None of the real property owned or leased by the Company or any of its Subsidiaries is listed or, to the knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) To the knowledge of the Company, there are no past or present conditions, circumstances, or facts that may (i) interfere with or prevent continued compliance by the Company or any of its Subsidiaries with

Environmental Laws and the requirements of Environmental Permits, (ii) give rise to any liability or other obligation under any Environmental Laws, or (iii) form the basis of any claim, action, suit, proceeding, or investigation against or involving the Company or any of its Subsidiaries based on or related to any Environmental Law.

Section 3.16 Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company owns or has the right to use, whether through ownership, licensing or otherwise, all Intellectual Property significant to the businesses of the Company and each of its Subsidiaries in substantially the same manner as such businesses are conducted on the date hereof (“Company Material Intellectual Property”). Except as set forth in Section 3.16 of the Company Disclosure Schedule or except as would not, individually or in the aggregate, have a Material Adverse Effect: (a) no written claim challenging the ownership, legality, use, validity or enforceability of any Company Material Intellectual Property has been made by a third party and no such Company Material Intellectual Property is the subject of any pending or, to the Company’s knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding; (b) no person has given notice to the Company or any of its Subsidiaries that the use of any Company Material Intellectual Property by the Company, any of its Subsidiaries or any licensee is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that the Company, any of its Subsidiaries or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; (c) the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement concerning any Company Material Intellectual Property and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Company Material Intellectual Property; (d) the Company has the right to require the inventor or author of any Company Material Intellectual Property which constitutes an application for registration, including, but not limited to, all patent applications, trademark applications, service mark applications, copyright applications and mask work applications, to transfer ownership, including all right, title and interest in and to (including any moral rights), to the Company of the application and of the registration once it issues; (e) the Company has no knowledge of any third party interfering with, infringing upon, misappropriating, or using without authorization any Company Material Intellectual Property, and has no knowledge that any employee or former employee of the Company has interfered with, infringed upon, misappropriated, used without authorization, or otherwise come into conflict with any Company Material Intellectual Property; (f) the Company has taken all reasonable action to maintain and protect each item of Company Material Intellectual Property; and (g) to its knowledge, the Company has the right to use all of the Company Material Intellectual Property in all jurisdictions in which the Company currently conducts business.

Section 3.17 Taxes.

(a) The Company and each of its Subsidiaries have duly and timely filed with the appropriate Tax authorities or other Governmental Entities all Tax Returns required to be filed. All such Tax Returns are complete and accurate in all respects, except as would not, individually or in the aggregate, have a Material Adverse Effect. All Taxes shown as due on such Tax Returns have been timely paid.

(b) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, the unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the dates of the most recent financial statements contained in the Company SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets contained in such financial statements, and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(c) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, (i) no deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity in writing to the Company, any of its Subsidiaries or any of their respective affiliates, (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries is being conducted by any Tax authority or Governmental Entity, and neither the Company nor any of its Subsidiaries has received notification in writing that any such audit or other proceeding is pending, and (iii) neither the Company nor any of its Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) There are no Tax liens upon any property or assets of the Company or any of its Subsidiaries except (i) liens for current Taxes not yet due and payable, and (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.

(e) The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(f) None of the Company or any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(g) No claim has ever been made in writing to the Company, any of its Subsidiaries or any of their respective affiliates by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction and where such taxation would, individually or in the aggregate, have a Material Adverse Effect.

(h) None of the Company or any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which the Company is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except in each case where such liability for Taxes would not, individually or in the aggregate, have a Material Adverse Effect.

(i) None of the Company or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

(j) None of the Company or any of its Subsidiaries has been a party to any distribution occurring during the two (2) years preceding the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 or 361 of the Code is applicable, in whole or in part.

(k) The Company and its Subsidiaries have made available to Parent correct and complete copies of all federal Tax Returns for Tax periods ending on or after January 31, 2000.

(l) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

Section 3.18 Insurance. Section 3.18 of the Company Disclosure Schedule lists material policies of liability, property, casualty and other forms of insurance owned or held by the Company and each of its Subsidiaries, copies of which have previously been made available to Parent. All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. No insurer has advised the Company or any of its Subsidiaries that it intends to reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Company or any of its Subsidiaries.

Section 3.19 Opinion of Financial Advisor. Needham & Company, Inc. (the “Company Financial Advisor”) has delivered to the Company Board its written opinion that the Exchange Ratio is fair, from a financial point of view, to the stockholders of the Company. The Company has been authorized by the Company Financial Advisor to permit, subject to prior review and consent by the Company Financial Advisor, the inclusion of such opinion in its entirety, and references thereto, in the Joint Proxy/Prospectus.

Section 3.20 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of capital stock or other Equity Securities of the Company necessary to approve this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholder Approval”).

Section 3.21 Properties. Each of the Company and its Subsidiaries has good and valid title to or a valid leasehold interest in all of its properties and assets reflected on the Company Balance Sheet or acquired after the date thereof, except for (a) properties and assets sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet and (b) properties and assets the loss of which would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.22 Customers. Section 3.22 of the Company Disclosure Schedule sets forth any client or customer which accounted for more than $1,000,000 in revenue for the Company for the fiscal year ended January 31, 2004 (collectively, the “Customers”). The relationships of the Company with its Customers and suppliers are good commercial working relationships. To the knowledge of the Company, no Customer intends to terminate or materially reduce its business relationship with the Company for any reason, including as a result of the consummation of the transactions contemplated hereby.

Section 3.23 Customer Revenues. Section 3.23 of the Company Disclosure Schedule sets forth, as of the date hereof, a list of the Customers from which the Company has a contract for the provision of products or services and the dollar amount of such obligations and remaining fees on each such contract.

Section 3.24 Transactions with Interested Persons. Except as set forth in the Company SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 3.24 of the Company Disclosure Schedule, no officer, director or employee of the Company or any of its Subsidiaries nor any member of any such officer’s, director’s or employee’s immediate family is presently a party to any agreement with the Company or any of its Subsidiaries.

Section 3.25 No Other Agreements. The Company does not have any legal obligation, absolute or contingent, to any other person to sell, directly or indirectly, the Company of any of its Subsidiaries or to effect any merger, share exchange, consolidation, business combination, recapitalization, liquidation or other reorganization of the Company or any of its Subsidiaries or to enter into any agreement with respect thereto.

Article IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), which identifies exceptions by specific Section references, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of Parent has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Parent and each of its Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.2 Certificate of Incorporation and Bylaws. The copies of Parent’s Amended and Restated Certificate of Incorporation (the “Parent Certificate”) and Amended and Restated Bylaws (the “Parent Bylaws”) that are listed as exhibits to Parent’s Registration Statement on Form S-3 filed with the SEC on March 5, 2004 are complete and correct copies thereof as in effect on the date hereof, except that such copies do not reflect the one-for-four reverse split of the Parent Common Stock or the name change from Tellium, Inc. to Parent that occurred in connection with the merger of Tellium and Parent in November 2003. Parent is not in violation of any of the provisions of the Parent Certificate or the Parent Bylaws.

Section 4.3 Capitalization

(a) The authorized capital stock of Parent consists of 900,000,000 shares of Parent Common Stock and 25,000,000 shares of preferred stock, par value $.001 per share, of Parent (“Parent Preferred Stock”). As of the date hereof, (i) 78,113,375 shares of Parent Common Stock (other than treasury shares) are issued and outstanding, all of which are validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Parent Common Stock are held in the treasury of Parent or by its Subsidiaries, (iii) 4,654,934 shares of Parent Common Stock are issuable (and such number is reserved for issuance) upon exercise of options to purchase Parent Common Stock (“Parent Options”) outstanding as of the date hereof, and (iv) 336,721 shares of Parent Common Stock are issuable (and such number is reserved for issuance) upon exercise of warrants to purchase Parent Common Stock (“Parent Warrants”) outstanding as of the date hereof. As of the date hereof, no shares of Parent Preferred Stock are issued or outstanding. All capital stock or other equity securities of Parent have been issued in compliance with applicable federal and state securities laws.

(b) Except for Parent Options to purchase not more than 4,654,934 shares of Parent Common Stock, Parent Warrants to purchase not more than 336,721 shares of Parent Common Stock and arrangements and agreements set forth in this Section 4.3 or Section 4.3 of the Parent Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Parent or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Parent or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries.

(c) Except for the Parent Voting Agreement and as set forth in Section 4.3 of the Parent Disclosure Schedule, there are no outstanding contractual obligations of Parent (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Parent Common Stock or any capital stock of, or other Equity Interests in, Parent. There are no outstanding contractual obligations of Parent or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other person, other than guarantees by Parent of any indebtedness or other obligations of any wholly-owned Subsidiary.

(d) Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Parent has not adopted a stockholder rights plan.

(e) None of the Merger or other transactions contemplated hereby will result in an acceleration of vesting, or modification of vesting terms, with respect to any Parent Options.

Section 4.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than as provided in Section 4.13. This Agreement has been duly authorized and validly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The Board of Directors of Parent (the “Parent Board”), by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Parent Board Approval”), has duly (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and fair to and in the best interests of Parent and its stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger), and (iii) resolved to recommend (subject to Section 5.3(b)) that the stockholders of Parent vote for approval of the issuance of Parent Common Stock to be issued pursuant to the Merger as required by NASD Rule 4350(i). The Parent Board Approval constitutes approval of this Agreement and the Merger as required under any applicable state takeover Law and no such state takeover Law is applicable to the Merger or the other transactions contemplated hereby, including, without limitation, the restrictions on business combinations contained in Section 203 of the DGCL.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) (assuming the Parent Stockholder Approval is obtained) conflict with or violate any provision of the Parent Certificate or Parent Bylaws or any equivalent organizational documents of any of its Subsidiaries (including Merger Sub), (ii) (assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained and all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired) conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any of its Subsidiaries pursuant to, any Contract, permit or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, approvals, breaches, losses, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (i) under the Exchange Act, the Securities Act, applicable Blue Sky Law, the HSR Act, the rules and regulations of the Exchange and the filing and recordation of the Certificate of Merger as required by the DGCL and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.6 Permits; Compliance With Law. Parent and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Parent and each of its Subsidiaries to own, lease and operate its properties or to carry on its respective businesses substantially in the manner described in the Parent SEC Filings filed prior to the date hereof and substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect. None of Parent nor any of its Subsidiaries is in conflict with, or in default or violation of, (a) any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (b) any Parent Permits, except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.7 SEC Filings; Financial Statements.

(a) Parent has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since December 31, 2003 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing (i) as of the time it was filed, complied or, if filed subsequent to the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed, or, if filed subsequent to the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Filings was, or will be, prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented, or will present, fairly the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, have a Material Adverse Effect). The books and records of Parent and each of its Subsidiaries have been, and are being, maintained in accordance with applicable material legal and accounting requirements.

(c) Except as and to the extent set forth on the consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2003 (the “Parent Balance Sheet”), none of Parent nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since December 31, 2003 that would not, individually or in the aggregate, have a Material Adverse Effect.

(d) Each required form, report and document containing financial statements that Parent has filed with or furnished to the SEC since December 31, 2003 was accompanied by the certifications required to be filed or furnished by Parent’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. Neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. Parent’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable Parent to comply with, and the appropriate officers of Parent to make all certifications required under, the Sarbanes-Oxley Act.

Section 4.8 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2003, except as specifically contemplated by, or as disclosed in, this Agreement or Section 4.9 of the Parent Disclosure Schedule, Parent and each of its Subsidiaries has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been any Material Adverse Effect or an event or development that would, individually or in the aggregate, have a Material Adverse Effect.

Section 4.10 Tax Treatment. None of Parent, any of its Subsidiaries or any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.11 Litigation. Except as and to the extent disclosed in the Parent SEC Filings, including the notes thereto, filed prior to the date of this Agreement or as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or for which Parent or any of its Subsidiaries is obligated to indemnify a third party and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety, or seeks to prevent consummation of, the Merger or any other transaction contemplated by this Agreement.

Section 4.12 Opinion of Financial Advisor. Thomas Weisel Partners, LLC (the “Parent Financial Advisor”) has delivered to the Parent Board its written opinion that the Exchange Ratio is fair, from a financial point of view, to Parent. Parent has been authorized by the Parent Financial Advisor to permit, subject to prior review and consent by the Parent Financial Advisor, the inclusion of such opinion in its entirety, and references thereto, in the Joint Proxy/Prospectus.

Section 4.13 Vote Required. The affirmative vote of a majority of the total votes cast by the holders of Parent Common Stock in favor of the approval of the issuance of the shares of Parent Common Stock pursuant to the Merger is the only vote of the holders of any class or series of capital stock or other Equity Interests of Parent necessary to approve this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Parent Stockholder Approval”).

Section 4.14 Ownership of Merger Sub; No Prior Activities. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a direct wholly-owned subsidiary of Parent. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

Article V

Covenants

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing, the Company will, and will cause each of its Subsidiaries to conduct its operations only in the ordinary and usual course of business consistent with past practice. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) (i) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Company or any of its Subsidiaries, other than (x) the issuance of Company Common Stock upon the exercise or conversion of Company Options, Company Warrants and Company Debentures outstanding as of the date hereof in accordance with their terms, (y) the granting of up to 200,000 options to purchase shares of Company Common Stock in the ordinary course of business consistent with past practice or (z) the issuance of shares of Company Common Stock to the holders of Company Debentures in satisfaction of periodic interest payments due under the Company Debentures, or (ii) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of the Company or any of its Subsidiaries, except pursuant to existing Contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock;

(d) except as otherwise contemplated by Section 5.15, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

(e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any material assets, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Subsidiary of the Company) for borrowed money, (iii) terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract, or (iv) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1(e);

(f) except as may be required by contractual commitments or corporate policies with respect to bonuses, annual salary increases, severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.11(b) of the Company Disclosure Schedule: (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees; (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or (iii) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(g) (i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (ii) accelerate or delay collection of any material notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (iii) delay or accelerate payment of any material account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

(h) make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

(i) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(j) make any material tax election, settle or compromise any material liability for Taxes, amend any Tax Return or file any refund for Taxes;

(k) take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(l) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

(m) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

(n) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing; provided, however, that nothing in this Section 5.1 shall in any way limit the Company from fulfilling its continuing obligations under the Exchange Agreement effective June 4, 2003, which obligations are set forth in Section 5.1 of the Company Disclosure Schedule.

Section 5.2 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC a joint proxy statement relating to the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”; the prospectus contained in the Registration Statement together with the Proxy Statement, the “Joint Proxy/Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company in the Merger. Each of Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action reasonably required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company and Parent shall mail the Joint Proxy/Prospectus to their respective stockholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing the Joint Proxy/Prospectus in light of the date set for the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting. No filing of, or amendment or supplement to, the Proxy Statement shall be made by Parent or the Company, and no filing of, or amendment or supplement to, the Registration Statement shall be made by Parent, in each case, without the prior written consent of the other party, such consent not to be unreasonably withheld. Parent and the Company each shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b) The information supplied by the Company and Parent for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of Parent, (iv) the time of the Company Stockholders’ Meeting, and (v) the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent, or any of their respective Subsidiaries, or their respective officers or directors, is discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other party. All documents that either the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

Section 5.3 Stockholders’ Meetings.

(a) The Company shall duly call and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Joint Proxy/Prospectus is cleared by the SEC for the purpose of voting upon the matters that are subject to Company Stockholder Approval. In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to Section 5.5 and applicable Law, use its reasonable best efforts to obtain the approvals by its stockholders of the matters that are subject to Company Stockholder Approval, and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting. Subject to Section 5.5, the Company Board shall recommend approval of this Agreement and the Merger by the stockholders of the Company (the “Company Recommendation”) and shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy/Prospectus shall contain such recommendation.

(b) Parent shall duly call and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Joint Proxy/Prospectus is cleared by the SEC for the purpose of voting upon the matters that are subject to Parent Stockholder Approval. In connection with the Parent Stockholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to applicable Law, use its reasonable best efforts to obtain the approvals by its stockholders of the matters that are subject to Parent Stockholder Approval, and (ii) otherwise comply with all legal requirements applicable to the Parent Stockholders’ Meeting. The Parent Board shall recommend approval of the issuance by Parent of the shares of Parent Common Stock issuable pursuant to this Agreement by the stockholders of Parent (the “Parent Recommendation”) and shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy/Prospectus shall contain such recommendation.

Section 5.4 Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party (which such person shall use reasonable best efforts to cause the counterparty to waive), from the date of this Agreement to the Effective Time, the Company and Parent shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to (a) provide to the other party and its respective Representatives access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (b) subject to applicable Laws relating to the exchange of information, furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of itself and its Subsidiaries as the other party and its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.4 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement or the conditions to the obligations to consummate the Merger. With respect to the information disclosed pursuant to this Section 5.4, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under that certain Mutual Nondisclosure Agreement dated January 15, 2004, previously executed by Parent and the Company (the “Confidentiality Agreement”).

Section 5.5 No Solicitation of Transactions.

(a) The Company agrees that neither it nor any of its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) encourage, initiate, solicit or take any other action designed to, or which could reasonably be expected to, facilitate an Acquisition Proposal or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal with respect to it, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal or a transaction contemplated thereby; provided, that so long as there has been no breach of this Section 5.5(a), the Company may, in response to an Acquisition Proposal that was not solicited after the date hereof and otherwise in compliance with the obligations under Section 5.5(c), participate in discussions or negotiations with, request clarifications from, or furnish information to, any person which makes such Acquisition Proposal if (A) such action is taken subject to a confidentiality agreement containing customary terms and conditions; provided, that if such confidentiality agreement contains provisions that are less restrictive than the comparable provisions of the Confidentiality Agreement, or omits restrictive provisions contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be automatically amended to contain in substitution for such comparable provisions such less restrictive provisions, or to omit such restrictive provisions, as the case may be, and in connection with the foregoing, the Company agrees not to waive any of the provisions in any such confidentiality agreement without waiving the similar provisions in the Confidentiality Agreement to the same extent, (B) the Company Board reasonably determines in good faith, after consultation with outside legal counsel (which may be its current outside legal counsel) and financial advisor (which may be its current outside financial advisor), that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal and (C) the Company Board reasonably determines in good faith, after consultation with outside legal counsel (which may be its current outside legal counsel), that failure to take such actions would constitute a breach of fiduciary duties under applicable Law. The Company shall immediately terminate, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to immediately terminate, all discussions or negotiations, if any, with any third party with respect to, or any that could reasonably be expected to lead to an Acquisition Proposal. The Company shall immediately request that each person which has heretofore executed a confidentiality agreement with it or any of its Subsidiaries or any of its or its Subsidiaries’ Representatives with respect to such person’s consideration of a possible Acquisition Proposal to immediately return or destroy (which destruction shall be certified in writing by such person to the Company) all confidential information heretofore furnished to such person or its Representatives.

(b) Neither the Company Board nor any committee thereof shall (i) withdraw, modify or amend, or propose to withdraw, modify or amend, in a manner adverse to Parent, the Company Recommendation or (ii) resolve to do any of the foregoing; provided, that the Company Board may withdraw, modify or amend the

Company Recommendation if, following receipt of a Superior Proposal (A) the Company has complied with its obligations under this Section 5.5, (B) the Company Board reasonably determines in good faith, after consultation with outside legal counsel (which may be its current outside legal counsel), that failure to take such actions would constitute a breach of fiduciary duties under applicable Law and (C) prior to taking such actions, the Company Board shall have given Parent at least five (5) business days notice of its intention to take such action and the opportunity to meet with the Company and its outside counsel and financial advisor.

(c) In addition to the obligations set forth in Section 5.5(a), the Company shall as promptly as practicable (and in any event within one (1) business day) advise Parent of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation, and the Company shall, within one (1) business day of the receipt thereof, promptly provide to Parent copies of any written materials received in connection with any of the foregoing, and the identity of the person making any such Acquisition Proposal or such request, inquiry or proposal or with whom any discussions or negotiations are taking place. The Company shall keep Parent reasonably informed of the status and material details (including material amendments or proposed amendments) with respect to the information previously provided by the Company in connection with an Acquisition Proposal, and shall provide to Parent within one (1) business day of receipt thereof all written materials received by it with respect thereto. The Company shall promptly provide to Parent any non-public information concerning it provided to any other person in connection with any Acquisition Proposal, which was not previously provided to Parent. With respect to any Acquisition Proposal that constitutes a Superior Proposal, for a period of five (5) business days after such determination, the Company shall, if requested by Parent, negotiate in good faith to revise this Agreement so that Parent has the opportunity to make an offer that the Company Board may determine in its good faith judgment to be at least as favorable to the Company’s stockholders as such Superior Proposal.

(d) Nothing contained in this Agreement shall be deemed to restrict the parties from complying with Rules 14d-9 or 14e-2 under the Exchange Act.

Section 5.6 Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or Parent or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act, and (C) any other applicable Law; provided, that the Company and Parent shall cooperate with each other in connection with the making of all such filings, including, if requested, by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith; provided, however, that nothing in this Section 5.6(a) shall require the expenditure of money by Parent or the Company to a third party in exchange for any such consent (other than nominal filing or processing fees). The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.

(b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (ii) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or (iii) required to prevent a Material Adverse Effect with respect to the Company or Parent from occurring prior to or after the Effective Time. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.6(b), such party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.7 Cash Expenditures. Notwithstanding any provision of this Agreement to the contrary, from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall not incur or make any payments that, in the aggregate, exceed the amounts contemplated by, or take any action that is inconsistent with, the statement of cash expenditures attached hereto as Schedule 5.7.

Section 5.8 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.9 Public Announcements. The press release announcing the execution of this Agreement, if any, shall be issued only in such form as shall be mutually agreed upon by the Company and Parent and each of the Company and Parent shall consult with, and obtain the consent of, the other party (which shall not be unreasonably withheld or delayed) before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to consulting with and obtaining the prior consent of the other party (which shall not be unreasonably withheld or delayed); provided, that a party may, without consulting with or obtaining the prior consent of the other party, issue such press release or make such public statement as may be required by applicable Law or by any listing agreement with a national securities exchange or automated quotation system to which it is a party, if such party has used reasonable best efforts to consult with the other party and to obtain such other party’s consent, but has been unable to do so in a timely manner.

Section 5.10 Exchange Listing. Parent shall promptly prepare and submit to the Exchange a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause such shares to be approved for listing on such Exchange, subject to official notice of issuance, prior to the Effective Time.

Section 5.11 Employee Benefit Matters

(a) With respect to each employee benefit plan of Parent (“Parent Benefit Plan”) in which employees of the Company and its Subsidiaries (“Company Employees”) participate after the Effective Time, for purposes of determining vesting and entitlement to benefits, including for severance benefits and vacation entitlement, service with the Company (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the applicable Company Benefit Plan. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations.

(b) With respect to the Company’s Employee Stock Purchase Plan (“ESPP”), the Company shall take all actions necessary to provide that (i) no offerings that would commence on a date following the date of this Agreement shall be permitted, (ii) with respect to any offering thereunder that is in effect immediately prior to the Effective Time, each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock immediately prior to the Effective Time in accordance with the terms of the ESPP and (iii) the ESPP shall terminate at the Effective Time.

(c) The Parent Board, or a committee of non-employee directors thereof, shall adopt a resolution in advance of the Effective Time providing that the receipt by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act (together with the rules and regulations thereunder, “Section 16”) of Parent Common Stock in exchange for shares of Company Common Stock, and of options to purchase Parent Common Stock upon assumption and conversion by Parent of options to purchase Company Common Stock, in each case pursuant to the transactions contemplated hereby, is intended to be exempt from liability pursuant to Section 16. The Company Board, or a committee of non-employee directors thereof, shall adopt a resolution in advance of the Effective Time providing that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of Company Common Stock in exchange for shares of Parent Common Stock, and options to purchase Parent Common Stock upon assumption and conversion by Parent of options to purchase Company Common Stock, in each case pursuant to the transactions contemplated hereby, is intended to be exempt from liability pursuant to Section 16.

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 5.11 with respect to employees are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including, without limitation, any employees, former employees, any participant in any Company Benefit Plan or Parent Benefit Plan or any beneficiary thereof or (ii) to continued employment with the Company or Parent. After the Effective Time, nothing contained in this Section 5.11 shall interfere with Parent’s right to amend, modify or terminate any Company Benefit Plan or Parent Benefit Plan or to terminate the employment of any employee of the Company or Parent for any reason. Notwithstanding anything herein to the contrary, Parent shall take no action to amend, modify or terminate, and Parent shall take all action reasonably necessary to assume, the Company’s obligations under the employment agreements set forth in Section 3.11 of the Company Disclosure Schedule.

Section 5.12 Indemnification of Directors and Officers.

(a) Parent and the Company agree that the indemnification obligations set forth in the Company Certificate, the Company Bylaws and any Company indemnification agreements shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or any of its Subsidiaries or who served at the request of the Company or any of its Subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by applicable Law.

(b) For six (6) years from the Effective Time, Parent shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) with a $10,000,000 limit and other terms which are no less favorable than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of $1,000,000.

(c) In the event Parent (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.12.

(d) The obligations under this Section 5.12 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.12 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.12 applies shall be third party beneficiaries of this Section 5.12).

Section 5.13 Tax-Free Reorganization Treatment

(a) The Company and Parent shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and shall comply with the record keeping and filing requirements of Treasury Regulation Sections 1.368-3.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 5.14 Affiliates. As soon as practicable after the date hereof and prior to the mailing of the Joint Proxy/Prospectus, the Company shall deliver to Parent a list identifying all persons who are expected to be, at the time of the Parent Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each person who is identified on such list to execute and deliver to Parent a letter agreement reasonably acceptable to the Company as to such person’s prospective compliance with the restrictions imposed by Rule 145 under the Securities Act on the transfer of shares of Parent Common Stock received by such person in the Merger.

Section 5.15 Resale Registration Statements

(a) Prior to the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-3 (together with all amendments thereto, the “S-3 Registration Statement”) in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued upon the exercise or conversion of Company Warrants or Company Debentures assumed in the Merger. Parent shall use its reasonable best efforts to cause the S-3 Registration Statement to become effective as promptly as practicable following the Closing, and, prior to the effective date of the S-3 Registration Statement, Parent shall take all or any action reasonably required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock to be issued upon the exercise or conversion of Company Warrants or Company Debentures assumed in the Merger. The Company shall cooperate in the preparation and filing of the S-3 Registration Statement, and shall pay all SEC and other regulatory filing fees incurred in connection therewith.

(b) As promptly as practicable after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (together with all amendments thereto, the “S-8 Registration Statement”) in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued upon the exercise of Company Options assumed in the Merger. Prior to the filing of the S-8 Registration Statement, Parent shall take all or any action reasonably required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock to be issued upon the exercise of Company Options assumed in the Merger.

Article VI

Closing Conditions

Section 6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.

(b) Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(c) No Order. No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement.

(d) Consents and Approvals. All material consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their Subsidiaries shall have been obtained. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition laws of any other applicable jurisdiction shall have expired or been terminated.

(e) Exchange Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger shall have been approved for listing on the Exchange, subject to official notice of issuance.

Section 6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

(c) Consents and Approvals. All material consents, approvals and authorizations of any person other than a Governmental Entity required to be set forth in Section 3.5 or the related sections of the Company Disclosure Schedule shall have been obtained.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e) Minimum Cash. At the Effective Time, the Company shall have cash on hand of not less than $5,000,000, after payment of all legal, accounting, banking, severance and bonus obligations; provided, that the Company may have less than such amount to the extent necessary to resolve any pension plan matters set forth in Section 3.10(a) of the Company Disclosure Schedule; provided, further, that the Company shall not resolve any such matters without Parent’s prior written consent.

(f) PIPE Warrants. The Company shall have obtained from the holders of not less than 75% of the outstanding warrants to purchase shares of Company Common Stock issued in connection with the Company’s December 31, 2003 and January 26, 2004 financings (including warrants issued to the Company’s financial advisor in connection therewith) (collectively, “PIPE Warrants”) such holders’ consent to receive warrants to purchase Parent Common Stock on the terms set forth in Section 2.5 hereof in exchange for such PIPE Warrants, with confirmation reasonably satisfactory to Parent that any associated purchase obligations on the part of Parent, Merger Sub or the Company set forth in the PIPE Warrants shall not apply to the transactions contemplated by this Agreement.

Section 6.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by each of them on or prior to the Effective Time. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

(c) Consents and Approvals. All material consents, approvals and authorizations of any person other than a Governmental Entity required to be set forth in Section 4.5 or the related sections of the Parent Disclosure Schedule shall have been obtained.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Parent.

Article VII

Termination, Amendment and Waiver

Section 7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By either Parent or the Company if the Merger shall not have been consummated prior to September 30, 2004 (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation such party’s obligations set forth in Section 5.6) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date;

(c) By either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.6);

(d) By written notice of Parent if the Company Board shall have: (i) failed to make the Company Recommendation in accordance with Section 5.3(a) or withdrawn, or adversely modified or changed (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), resolved to withdraw or adversely modify or change (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), the Company Recommendation; (ii) approved or recommended, or resolved to approve or recommend, to its stockholders an Acquisition Proposal other than that contemplated by this Agreement or entered into, or resolved to enter into, any agreement with respect to an Acquisition Proposal; (iii) after an Acquisition Proposal has been made, failed to affirm the Company Recommendation within five (5) business days of any request by Parent to do so; or (iv) recommended that its stockholders tender their shares in any tender offer or exchange offer that is commenced (other than by Parent or an affiliate of Parent) that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock;

(e) By the Company if it receives a Superior Proposal and the Company Board reasonably determines in good faith, after consultation with outside legal counsel (which may be its current outside legal counsel), that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal in order to comply with its fiduciary duties under applicable Law; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(e) unless it has first complied with its obligations under Section 5.5 and until (i) five (5) business days have elapsed following delivery to Parent of a written notice of such determination by the Company Board and during such five (5) business day period the Company has renegotiated in good faith with Parent and Parent has not submitted a binding offer that the Company Board has determined in its good faith judgment to be at least as favorable to the Company’s stockholders as the Superior Proposal; provided, that prior to such termination, the Company shall have made the payment of the fee to Parent required by Section 7.2(d)(i) by wire transfer in same day funds;

(f) By written notice of Parent (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is not cured within twenty (20) days; provided that Parent shall have given the Company written notice, delivered at least twenty (20) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination;

(g) By written notice of the Company if the Parent Board shall have failed to make the Parent Recommendation in accordance with Section 5.3(b) or withdrawn, or adversely modified or changed (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), resolved to withdraw or adversely modify or change (including, without limitation, any disclosure as a result of its fiduciary duty of disclosure having the effect of an adverse modification or change), the Parent Recommendation;

(h) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) is not cured within twenty (20) days; provided that the Company shall have given Parent written notice, delivered at least twenty (20) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(h) and the basis for such termination; or

(i) By written notice of either Parent or the Company if (1) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof), or (2) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 7.1(i) shall not be available to a party if the failure to obtain such party’s Stockholder Approval shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of this Agreement.

Section 7.2 Effect of Termination.

(a) Limitation on Liability. In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except (i) with respect to Section 5.4, Section 5.9, this Section 7.2 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b) Expenses.

(i) Parent and the Company agree that if Parent shall terminate this Agreement pursuant to Section 7.1(f), or if either party shall terminate this Agreement pursuant to Section 7.1(i)(1), in addition to any other remedies that Parent, Merger Sub or their affiliates may have as a result of such termination, the Company shall pay Parent an amount equal to the sum of Parent’s Expenses up to an aggregate amount of $1,000,000.

(ii) Parent and the Company agree that if the Company shall terminate this Agreement pursuant to Section 7.1(g) or 7.1(h), or if either party shall terminate this Agreement pursuant to Section 7.1(i)(2), in addition to any other remedies that the Company or its affiliates may have as a result of such termination, Parent shall pay the Company an amount equal to the sum of the Company’s Expenses up to an aggregate amount of $1,000,000.

(c) Payment of Expenses. Any payment required to be made pursuant to Section 7.2(b) shall be paid not later than two (2) business days after delivery to the other party of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of the party entitled to receive payment (which itemization may be supplemented and updated from time to time by such party until the 90th day after such party delivers such notice of demand for payment).

(d) Termination Fee. The Company shall pay Parent a termination fee of $2,000,000 (the “Termination Fee”) in immediately available funds in the event that this Agreement is terminated solely as follows: (i) if the Company shall terminate this Agreement pursuant to Section 7.1(e); (ii) if Parent shall terminate this Agreement pursuant to Section 7.1(d); or (iii) if (A) Parent shall terminate this Agreement pursuant to Section 7.1(f), or either party shall terminate this Agreement pursuant to Section 7.1(b) or 7.1(i)(1), and, at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to the Company shall have been publicly made, proposed or communicated and not bona fide withdrawn and (B) within twelve (12) months following the termination of this Agreement, the Company consummates such Acquisition Proposal or enters into a binding agreement with respect to such Acquisition Proposal which is subsequently consummated; provided, however, in the event that Parent is entitled to reimbursement of its Expenses pursuant to Section 7.2(b)(i) as a result of a termination under Section 7.1(f) or 7.1(i)(1), the amount of any such reimbursement that has been paid to Parent shall be subtracted from the amount of the Termination Fee due and owing (such that the maximum amount payable by the Company in the event of a termination under Section 7.1(f) or 7.1(i)(1) shall be $2,000,000). Any Termination Fee payable under this provision shall be payable as liquidated damages to compensate Parent for the damages Parent will suffer if this Agreement is terminated under the circumstances set forth in this Section 7.2(d), which damages cannot be determined with reasonable certainty. It is specifically agreed that the Termination Fee represents liquidated damages and not a penalty.

(e) All Payments. Any payment required to be made pursuant to Section 7.2(d)(i) shall be paid prior to, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Section 7.1(e). Any payment required to be made pursuant to Section 7.2(d)(ii) shall be paid not later than two (2) business days after the date of termination. Any payment required to be made pursuant to Section 7.2(d)(iii) shall be paid not later than two (2) business days after the consummation of the Acquisition Proposal. All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable. The Company and Parent acknowledge that (i) the payment of the Termination Fee shall be Parent’s sole and exclusive remedy upon termination of this Agreement under the circumstances set forth in Section 7.2(d), and (ii) the agreements contained in Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if either party fails promptly to pay any amount due pursuant to this Section 7.2 and, in order to obtain such payment, the other party commences a suit which results in a judgment against the first party for the fee set forth in this Section 7.2, the first party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 7.3 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Parent and the Company; provided, that after any such approval, no amendment shall be made that by Law requires further approval by the Company’s or Parent’s stockholders, as the case may be, without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.4 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other parties with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of any party, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of the Exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 7.5 Fees and Expenses. Subject to Sections 7.2(a) and 7.2(b) hereof, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same (including, but not limited to, fees and expenses of counsel, accountants, investment bankers and other advisors); provided, however, that each of Parent and the Company shall pay one-half of (a) the expenses related to printing, filing and mailing the Registration Statement and the Joint Proxy/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy/Prospectus, and (b) the filing fees related to any filings under the HSR Act.

Article VIII

General Provisions

Section 8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next business day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

Attention: Mory Ejabat

Fax: (510) 777-7001

with a copy to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 300

San Diego, California 92130

Attention: Craig M. Garner, Esq.

Fax: (858) 523-5450

If to the Company, addressed to it at:

Sorrento Networks Corporation

9990 Mesa Rim Road

San Diego, California 92121

Attention: Joe Armstrong

Fax: (858) 558-3977

with a copy to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: K.C. Schaaf, Esq.

Fax: (949) 725-4100

Section 8.3 Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” means any offer or proposal concerning any (a) merger, consolidation, business combination, or similar transaction involving the Company, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company representing 20% or more of the consolidated assets of the Company and its Subsidiaries,

(c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of the Company, (d) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (other than the Merger).

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“business day” means any day other than a day on which the SEC shall be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

“Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to pollution, contamination, protection, investigation or restoration of the environment, health and safety or natural resources, including, without limitation, noise, odor, wetlands, or the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity or trade or business (whether or not incorporated) other than the Company that together with the Company, is considered under common control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

“Exchange” means the Nasdaq National Market or such other exchange or trading market on which the Parent Common Stock is then listed.

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means (a) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, and all documentation thereof.

“IRS” means the United States Internal Revenue Service.

“knowledge” of any person which is not an individual means, with respect to any specific matter, the actual knowledge of such person’s executive officers and any other officer having primary responsibility for such matter after reasonable inquiry.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Material Adverse Effect” means, when used in connection with Parent or the Company, any change, effect or circumstance that (a) has or could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party and its Subsidiaries taken as a whole, other than such changes, effects or circumstances reasonably attributable to: (i) economic conditions generally in the United States or foreign economies in any locations where such party has material operations or sales; (ii) conditions generally affecting the industries in which such party participates; provided, with respect to clauses (i) and (ii), the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on such party; (iii) the announcement or pendency of the Merger (including any claim, litigation, cancellation of or delay in customer orders, reduction in revenues or income, disruption of business relationships or loss of employees); (iv) legal, accounting, investment banking or other fees or expenses incurred in connection with the transactions contemplated by this Agreement (provided, in the case of the Company, such fees and expenses are consistent with the statement of cash expenditures attached hereto as Schedule 5.7); (v) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence on the date of this Agreement and disclosed in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable; (vi) any action taken by the Company with Parent’s express written consent; (v) any change in the trading price of a party’s common stock in and of itself; or (vi) any failure, in and of itself, by either party to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clauses (v) and (vi), the facts or circumstances giving rise or contributing to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); or (b) prevents Parent or the Company, as applicable, from consummating the Merger and the other transactions contemplated by this Agreement.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” means a bona fide written offer which is not solicited after the date hereof in violation of this Agreement made by any person other than Parent or Merger Sub that (a) concerns an Acquisition Proposal (except that references in the definition of Acquisition Proposal to “20%” shall be “50%”) involving the Company, (b) is on terms which the Company Board in good faith concludes (following consultation with its financial advisors and outside legal counsel) are more favorable to the Company’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement (including any revisions hereto), and (c) is, in the good faith judgment of the Company Board, reasonably likely to be financed and completed on the terms proposed on or before the expected Closing Date, taking into account the various legal, financial and regulatory aspects of the proposal.

“Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative, minimum, add-on minimum, sales, use, transfer, registration, ad valorem, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental (including taxes under Section 59A of the Code), customs duties, real property, personal property, capital stock, employment, profits, withholding, disability, intangibles, withholding, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties, or additions to tax in respect of the foregoing whether disputed or not.

“Tax Returns” means any report, return (including information return), claim for refund, declaration or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

Section 8.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Terms	Section
Agreement	Preamble
Certificate of Merger	Section 1.2
Certificates	Section 2.2(b)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Company	Preamble
Company Balance Sheet	Section 3.7(c)
Company Benefit Plan	Section 3.10(a)
Company Board	Section 2.4
Company Board Approval	Section 3.4(b)
Company Bylaws	Section 3.2
Company Certificate	Section 3.2
Company Common Stock	Section 2.1(a)
Company Converted Warrant	Section 2.5
Company Debenture	Section 2.7
Company Disclosure Schedule	Article III
Company Employees	Section 5.11(a)
Company Financial Advisor	Section 3.19
Company Material Contract	Section 3.13
Company Material Intellectual Property	Section 3.16
Company Options	Section 2.4
Company Permits	Section 3.6
Company Preferred Stock	Section 3.3(a)
Company Recommendation	Section 5.3(a)
Company SEC Filings	Section 3.7(a)
Company Stock Option Plans	Section 2.4
Company Stockholder Approval	Section 3.20
Company Stockholders’ Meeting	Section 5.3(a)
Company Voting Agreement	Recitals
Company Warrant	Section 2.5
Confidentiality Agreement	Section 5.4
Customers	Section 3.22
D&O Insurance	Section 5.12(b)
DGCL	Recitals
Effective Time	Section 1.2
ESPP	Section 5.11(b)
Exchange Agent	Section 2.2(a)
Exchange Ratio	Section 2.1(a)
Exchange Fund	Section 2.2(a)
Joint Proxy/Prospectus	Section 5.2(a)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	Section 3.10(c)
Outside Date	Section 7.1(b)
Parent	Preamble
Parent Balance Sheet	Section 4.7(c)
Parent Benefit Plan	Section 5.11(a)

Defined Terms	Section
Parent Board	Section 4.4(b)
Parent Board Approval	Section 4.4(b)
Parent Bylaws	Section 4.2
Parent Certificate	Section 4.2
Parent Common Stock	Section 2.1(a)
Parent Disclosure Schedule	Article IV
Parent Financial Advisor	Section 4.12
Parent Options	Section 4.3(a)
Parent Permits	Section 4.6
Parent Preferred Stock	Section 4.3(a)
Parent SEC Filings	Section 4.6(a)
Parent Recommendation	Section 5.3(b)
Parent Stock Option Plans	Section 2.4
Parent Stockholder Approval	Section 4.9
Parent Stockholders’ Meeting	Section 5.3(b)
Parent Voting Agreement	Recitals
Parent Warrants	Section 4.3(a)
PIPE Warrants	Section 6.2(f)
Proxy Statement	Section 5.2(a)
Registration Statement	Section 5.2(a)
Representatives	Section 5.4
S-3 Registration Statement	Section 5.15(a)
S-8 Registration Statement	Section 5.15(b)
Sarbanes-Oxley Act	Section 3.7(d)
Section 16	Section 5.11(c)
Surviving Corporation	Section 1.1
Termination Fee	Section 7.2(d)

Section 8.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 8.7 Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.12, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of California, without regard to laws that may be applicable under conflicts of laws principles.

(b) Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement or any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be brought in the United States District Court for the Northern District of California (or, if such court does not have jurisdiction or does not accept jurisdiction, in any state court of general jurisdiction located in Alameda County, California), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).

Section 8.12 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZHONE TECHNOLOGIES, INC.

By:	/S/ MORTEZA EJABAT
a duly authorized signatory

SELENE ACQUISITION CORP.

By:	/S/ MORTEZA EJABAT
a duly authorized signatory

SORRENTO NETWORKS CORPORATION

By:	/S/ PHILLIP ARNESON
a duly authorized signatory

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

ANNEX B

VOTING AGREEMENT

VOTING AGREEMENT, dated April 22, 2004 (this “Agreement”), by and among Sorrento Networks Corporation, a Delaware corporation (the “Company”), and each of the persons listed on Schedule A hereto (each a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, each of the Stockholders is, as of the date hereof, the record and beneficial owner of that number of shares of Common Stock, par value $0.001 per share (the “Parent Common Stock”), of Zhone Technologies, Inc., a Delaware corporation (“Parent”), set forth opposite such Stockholder’s name on Schedule A hereto;

WHEREAS, Parent, Selene Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company concurrently with the execution and delivery of this Agreement are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used and not otherwise defined herein shall have the meanings attributed thereto in the Merger Agreement); and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and in order to induce the Company to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the execution and delivery by the Company of the Merger Agreement and the mutual representations, warranties, covenants and agreements contained herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to the Company, severally and not jointly, as follows:

(a) Such Stockholder is the record and beneficial owner of the shares of Parent Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the “Shares”) set forth opposite such Stockholder’s name on Schedule A to this Agreement and such Shares represent all of the Shares beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by such Stockholder. For purposes of this Agreement, the term “Shares” shall include any shares of Parent Common Stock issuable to such Stockholder upon exercise or conversion of any existing right, contract, option, or warrant to purchase, or securities convertible into or exchangeable for, Parent Common Stock (“Stockholder Rights”) that are currently exercisable or convertible or become exercisable or convertible and any other shares of Parent Common Stock such Stockholder may acquire or beneficially own during the term of this Agreement. Schedule A lists all Stockholder Rights held by such Stockholder.

(b) Such Stockholder has all requisite power and authority and, if an individual, the legal capacity, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by such Stockholder and, assuming that this Agreement constitutes the legal, valid and binding obligation of the other parties hereto, constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with the Certificate of Incorporation or By-laws or similar organizational documents of such Stockholder as presently in effect (in the case of a Stockholder that is a legal entity), (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or by which it is bound or affected, (iii)(A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Stockholder under, any agreement, contract, indenture, note or instrument to which such Stockholder is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by such Stockholder of any of such Stockholder’s obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), require any filing by such Stockholder with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by Stockholder of any of such Stockholder’s obligations under this Agreement.

(d) The Shares and the certificates representing the Shares owned by such Stockholder are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all pledges, liens, charges, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under applicable federal and state securities laws or under the agreements set forth on Schedule B hereto. Such Stockholder owns of record or beneficially no shares of Parent Common Stock other than such Stockholder’s Shares.

(e) As of the date hereof, neither such Stockholder, nor any of its respective properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

(f) Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

Section 2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholders as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with the Certificate of Incorporation or By-laws or similar organizational documents of the Company as presently in effect, (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or by which the Company is bound or affected, (iii) (A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to others any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Company under, any agreement, contract, indenture, note or instrument to which the Company is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by the Company of its obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act or the HSR Act, require any filing by the Company with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by the Company of its obligations under this Agreement.

Section 3. Covenants of the Stockholders. Each of the Stockholders, severally and not jointly, agrees as follows:

(a) Such Stockholder shall not, except as contemplated by the terms of this Agreement, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares (including any options or warrants to purchase Parent Common Stock) to any person (any such action, a “Transfer”). For purposes of clarification, the term “Transfer” shall include, without limitation, any short sale (including any “short sale against the box”), pledge, transfer, and the establishment of any open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act. Notwithstanding the foregoing, (i) Transfers of Shares as bona fide gifts, (ii) distributions of Shares to partners, members, stockholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities of the undersigned, (iii) Transfers of Shares by will or intestacy, and (iv) Transfers of Shares to (A) the undersigned’s immediate family or (B) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family, shall not be prohibited by this Agreement; provided that in the case of any such transfer or distribution pursuant to clause (i), (ii), (iii) or (iv), each donee or distributee shall execute and deliver to the Company a valid and binding counterpart to this Agreement.

(b) Such Stockholder shall not, except as contemplated by the terms of this Agreement (i) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (ii) take any other action that would in any way restrict, limit or interfere with the performance of his/her obligations hereunder or the transactions contemplated hereby or make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect.

(c) At any meeting of Stockholders of Parent called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Stockholder shall vote (or cause to be voted), or shall consent, execute a consent or cause to be executed a consent in respect of, such Stockholder’s Shares in favor of the Merger, the adoption by Parent of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of Stockholders of Parent or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote (or cause to be voted) such Stockholder’s Shares against any amendment of Parent’s certificate of incorporation or by-laws or other proposal or transaction involving Parent or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, “Frustrating Transactions”).

(d) Such Stockholder agrees to permit the Company to publish and disclose in the Proxy Statement and related filings under the securities laws such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable law.

Section 4. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Each Stockholder hereby irrevocably grants to, and appoints, Joe Armstrong, and any other individual who shall hereafter be designated by the Company, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares, or grant a consent or approval in respect of such Shares, at any meeting of Stockholders of Parent or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by Parent of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and against any Frustrating Transaction.

(b) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder’s Shares are not irrevocable, and that any such proxies are hereby revoked.

(c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, subject to Section 7 herein. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the General Corporation Law of the State of Delaware. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 7 herein.

Section 5. Adjustments Upon Share Issuances, Changes in Capitalization. In the event of any change in Parent Common Stock or in the number of outstanding shares of Parent Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of Parent (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Parent Common Stock or other securities or rights of Parent issued to or acquired by each of the Stockholders.

Section 6. Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder’s Shares as contemplated by Section 3 herein.

Section 7. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the Effective Time and (b) the date upon which the Merger Agreement is terminated pursuant to Section 7.1 thereof. Notwithstanding the foregoing, Sections 7, 8 and 9 shall survive any termination of this Agreement.

Section 8. Action in Stockholder Capacity Only. No person executing this Agreement who is or becomes during the term hereof a director or officer of Parent makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by a Stockholder in his or her capacity as an officer or director of Parent to the extent permitted by the Merger Agreement.

Section 9. Miscellaneous.

(a) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Each Stockholder agrees that this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder’s heirs, guardians, administrators or successors.

(b) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

(c) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto and in compliance with applicable law.

(d) Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, mailed by registered or certified mail (return receipt requested), delivered by Federal Express or other nationally recognized overnight courier service or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)    if to the Company, to

Sorrento Networks Corporation

9990 Mesa Rim Road

San Diego, CA 92121

Attention: Joe Armstrong

Fax: (858) 558-3977

with a copy to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: K.C. Schaaf, Esq.

Fax: (949) 725-4100

and

(ii)    if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto with a copy to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 300

San Diego, California 92130

Attention: Craig M. Garner, Esq.

Fax: (858) 523-5450

(e) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision and (ii) reference to any Section means such Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

(f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

(g) Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

(h) Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles. Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement or any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be brought in the United States District Court for the Northern District of California (or, if such court does not have jurisdiction or does not accept jurisdiction, in any state court of general jurisdiction located in Alameda County, California), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9(d). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(h).

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

SORRENTO NETWORKS CORPORATION

By:	/s/ PHILLIP ARNESON
Name:	Phillip Arneson
Title:	Chief Executive Officer

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

STOCKHOLDERS:

/s/ MORTEZA EJABAT
Morteza Ejabat

Address:	c/o Zhone Technologies, Inc.
7001 Oakport St.
Oakland, CA 94621

/s/ JEANETTE SYMONS
Jeanette Symons

Address:	c/o Zhone Technologies, Inc.
7001 Oakport St.
Oakland, CA 94621

/s/ KIRK MISAKA
Kirk Misaka

Address:	c/o Zhone Technologies, Inc.
7001 Oakport St.
Oakland, CA 94621

/s/ MICHAEL M. CONNORS
Michael M. Connors

Address:	c/o Zhone Technologies, Inc.
7001 Oakport St.
Oakland, CA 94621

/s/ ROBERT K. DAHL
Robert K. Dahl

Address:	c/o Zhone Technologies, Inc.
7001 Oakport St.
Oakland, CA 94621

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

STOCKHOLDERS:

/s/ ADAM CLAMMER
Adam Clammer

Address:	c/o KKR
2800 Sand Hill Road
Menlo Park, CA 94025

/s/ JAMES H. GREENE, JR.
James H. Greene, Jr.

Address:	c/o KKR
2800 Sand Hill Road
Menlo Park, CA 94025

/s/ JAMES COULTER
James Coulter

Address:	301 Commerce St., Ste. 3300
Fort Worth, TX 76102

/s/ C. RICHARD KRAMLICH
C. Richard Kramlich

Address:	1119 St. Paul St.
Baltimore, MD 21202

/s/ BARTON Y. SHIGEMURA
Barton Y. Shigemura

Address:	c/o Yotta Yotta, Inc.
6020 104th St. Northwest
Edmonton, AB T6H5S4

/s/ JAMES TIMMINS
James Timmins

Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

TPG ZHONE, L.L.C.

By:	TPG Partners II, L.P., Managing Member
By:	TPG GenPar II, L.P.
By:	TPG Advisors II, Inc.

By:	/s/ RICHARD A. EKLEBERRY
Richard A. Ekleberry
Its:	Vice President

Address:	301 Commerce St., Ste. 3300
Fort Worth, TX 76102

TPG GENPAR II, L.P.

By:	TPG Advisors II, Inc.

By:	/s/ RICHARD A. EKLEBERRY
Richard A. Ekleberry
Its:	Vice President

Address:	301 Commerce St., Ste. 3300
Fort Worth, TX 76102

KKR-ZT, L.L.C.

By:	/s/ JAMES H. GREENE, JR.

Its:

By:

Its:

Address:	9 West 57th St., Ste. 4200
New York, NY 10019

NEW ENTERPRISE ASSOCIATES VIII, L.P.

By:	/s/ C. RICHARD KRAMLICH

	Its:	General Partner

By:	C. RICHARD KRAMLICH

	Its:	General Partner

Address:	1119 St. Paul St.
Baltimore, MD 21202

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

NEW ENTERPRISE ASSOCIATES 9, L.P.

By:	/s/ C. RICHARD KRAMLICH

	Its:	General Partner

By:	C. RICHARD KRAMLICH

	Its:	General Partner

Address:	1119 St. Paul St.
Baltimore, MD 21202

NEW ENTERPRISE ASSOCIATES 8A, L.P.

By:	/s/ C. RICHARD KRAMLICH

	Its:	General Partner

By:	C. RICHARD KRAMLICH

	Its:	General Partner

Address:	1119 St. Paul St.
Baltimore, MD 21202

NEA PARTNERS 10, L.P.

By:	/s/ C. RICHARD KRAMLICH

	Its:	General Partner

By:	C. RICHARD KRAMLICH

	Its:	General Partner

Address:	1119 St. Paul St.
Baltimore, MD 21202

NEA VENTURES 2000

By:	/s/ C. RICHARD KRAMLICH

	Its:	Vice President

By:	DIANE L. WILLIAMS

	Its:	Vice President

Address:	1119 St. Paul St.
Baltimore, MD 21202

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

NEA DEVELOPMENT CORPORATION

By:	/s/ C. RICHARD KRAMLICH

	Its:	General Partner

By:	C. RICHARD KRAMLICH

	Its:	General Partner
Address:	1119 St. Paul St.
Baltimore, MD 21202

INVESTMENT ENTERPRISE PARTNERSHIP “NIF NEW TECHNOLOGY FUND 2000/1”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

INVESTMENT ENTERPRISE PARTNERSHIP “NIF NEW TECHNOLOGY FUND 2000/2”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

INVESTMENT ENTERPRISE PARTNERSHIP “NIF NEW TECHNOLOGY FUND 99-A”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

INVESTMENT ENTERPRISE PARTNERSHIP “NIF NEW TECHNOLOGY FUND 99-B”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

INVESTMENT ENTERPRISE PARTNERSHIP “NIF 21-ONE (1)”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

INVESTMENT ENTERPRISE PARTNERSHIP “NIF 21-ONE (2-A)”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

INVESTMENT ENTERPRISE PARTNERSHIP “NIF 21-ONE (2-B)”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

INVESTMENT ENTERPRISE PARTNERSHIP “NIF-TT FUND”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

INVESTMENT ENTERPRISE PARTNERSHIP “NIF-ST FUND”

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

NIF VENTURES CO., LTD

By:	/s/ JAMES TIMMINS

	Its:	Managing Director

By:

Its:
Address:	5 Palo Alto Square, 9th Floor
Palo Alto, CA 94306

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

SCHEDULE A

OWNERSHIP OF SHARES

Name and Address of Stockholder	Number of Record and Beneficial Shares of Company Common Stock(1)	Number of Shares Underlying Stockholder Rights(2)
Morteza Ejabat c/o Zhone Technologies, Inc. 7001 Oakport Street Oakland, California 94621	3,651,036	258,500
Jeanette Symons c/o Zhone Technologies, Inc. 7001 Oakport Street Oakland, California 94621	3,063,542	141,000
Kirk Misaka c/o Zhone Technologies, Inc. 7001 Oakport Street Oakland, California 94621	97,462	93,371
Adam Clammer c/o KKR 2800 Sand Hill Road Menlo Park, California 94025	0	1,175
Michael M. Connors c/o Zhone Technologies, Inc. 7001 Oakport Street Oakland, California 94621	95,833	37,500
James Coulter 301 Commerce St., Ste. 3300 Fort Worth, Texas 76102	0	0
Robert K. Dahl c/o Zhone Technologies, Inc. 7001 Oakport Street Oakland, California 94621	187,489	0
James H. Greene, Jr. c/o KKR 2800 Sand Hill Road Menlo Park, California 94025	0	1,175
C. Richard Kramlich 1119 St. Paul St. Baltimore, Maryland 21202	0	0
Barton Y. Shigemura Yotta Yotta, Inc. 6020 104th St. Northwest Edmonton, AB T6H5S4	1,250	37,500

Name and Address of Stockholder	Number of Record and Beneficial Shares of Company Common Stock(1)	Number of Shares Underlying Stockholder Rights(2)
James Timmins 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	0	0
TPG Zhone, L.L.C. 301 Commerce St., Ste. 3300 Fort Worth, Texas 76102	8,959,375	0
TPG Genpar II, L.P. 301 Commerce St., Ste. 3300 Fort Worth, Texas 76102	0	2,350
KKR-ZT, L.L.C. 9 West 57th St., Ste 4200 New York, New York 10019	8,959,375	0
New Enterprise Associates VIII, L.P. 1119 St. Paul St. Baltimore, Maryland 21202	1,817,129	0
New Enterprise Associates 9, L.P. 1119 St. Paul St. Baltimore, Maryland 21202	3,407,077	0
New Enterprise Associates 8A, L.P. 1119 St. Paul St. Baltimore, Maryland 21202	853,629	0
NEA Partners 10, L.P. 1119 St. Paul St. Baltimore, Maryland 21202	90,032	0
NEA Ventures 2000 1119 St. Paul St. Baltimore, Maryland 21202	88	0
NEA Development Corporation 1119 St. Paul St. Baltimore, Maryland 21202	0	3,525
NIF Ventures Co., LTD 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	363,667	0
Investment Enterprise Partnership “NIF New Technology Fund 2000/1” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	260,282	0
Investment Enterprise Partnership “NIF New Technology Fund 2000/2” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	223,387	0

Name and Address of Stockholder	Number of Record and Beneficial Shares of Company Common Stock(1)	Number of Shares Underlying Stockholder Rights(2)
Investment Enterprise Partnership “NIF New Technology Fund 99-A” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	143,414	0
Investment Enterprise Partnership “NIF New Technology Fund 99-B” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	143,414	0
Investment Enterprise Partnership “NIF 21- One (1)” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	74,532	0
Investment Enterprise Partnership “NIF 21- One (2-A)” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	39,780	0
Investment Enterprise Partnership “NIF 21- One (2-B)” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	39,780	0
Investment Enterprise Partnership “NIF-TT Fund” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	21,725	0
Investment Enterprise Partnership “NIF-ST Fund” 5 Palo Alto Square, 9th Floor Palo Alto, CA 94306	10,862	0

(1)	Includes shares outstanding as of the date of this Agreement.
(2)	Includes shares issuable upon exercise or conversion of Stockholder Rights on or prior to the Outside Date.

ANNEX C

VOTING AGREEMENT

VOTING AGREEMENT, dated April 22, 2004 (this “Agreement”), by and among Zhone Technologies, Inc., a Delaware corporation (“Parent”), Selene Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and each of the persons listed on Schedule A hereto (each a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, each of the Stockholders is, as of the date hereof, the record and beneficial owner of that number of shares of Common Stock, par value $0.001 per share (the “Company Common Stock”), of Sorrento Networks Corporation, a Delaware corporation (the “Company”), set forth opposite such Stockholder’s name on Schedule A hereto;

WHEREAS, Parent, Merger Sub and the Company concurrently with the execution and delivery of this Agreement are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used and not otherwise defined herein shall have the meanings attributed thereto in the Merger Agreement); and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the execution and delivery by Parent and Merger Sub of the Merger Agreement and the mutual representations, warranties, covenants and agreements contained herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to Parent and Merger Sub, severally and not jointly, as follows:

(a) Such Stockholder is the record and beneficial owner of the shares of Company Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the “Shares”) set forth opposite such Stockholder’s name on Schedule A to this Agreement and such Shares represent all of the Shares beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by such Stockholder. For purposes of this Agreement, the term “Shares” shall include any shares of Company Common Stock issuable to such Stockholder upon exercise or conversion of any existing right, contract, option, or warrant to purchase, or securities convertible into or exchangeable for, Company Common Stock (“Stockholder Rights”) that are currently exercisable or convertible or become exercisable or convertible and any other shares of Company Common Stock such Stockholder may acquire or beneficially own during the term of this Agreement. Schedule A lists all Stockholder Rights held by such Stockholder.

(b) Such Stockholder has all requisite power and authority and, if an individual, the legal capacity, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by such Stockholder and, assuming that this Agreement constitutes the legal, valid and binding obligation of the other parties hereto, constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with the Certificate of Incorporation or By-laws or similar organizational documents of such Stockholder as presently in effect (in the case of a Stockholder that is a legal entity), (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or by which it is bound or affected, (iii)(A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Stockholder under, any agreement, contract, indenture, note or instrument to which such Stockholder is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by such Stockholder of any of such Stockholder’s obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), require any filing by such Stockholder with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by Stockholder of any of such Stockholder’s obligations under this Agreement.

(d) The Shares and the certificates representing the Shares owned by such Stockholder are now and at all times during the term hereof will be held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all pledges, liens, charges, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under applicable federal and state securities laws or under the agreements set forth on Schedule B hereto. Such Stockholder owns of record or beneficially no shares of Company Common Stock other than such Stockholder’s Shares.

(e) As of the date hereof, neither such Stockholder, nor any of its respective properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.

(f) Such Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

Section 2. Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Stockholders as follows:

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with the Certificate of Incorporation or By-laws or similar organizational documents of each of Parent and Merger Sub as presently in effect, (ii) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or Merger Sub or by which either is bound or affected, (iii) (A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to others any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of Parent or Merger Sub under, any agreement, contract, indenture, note or instrument to which Parent or Merger Sub is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by Parent or Merger Sub of their obligations under this Agreement, or (iv) except for applicable requirements, if any, of the Exchange Act, the Securities Act or the HSR Act, require any filing by Parent or Merger Sub with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not prevent or materially delay the performance by Parent or Merger Sub of their obligations under this Agreement.

Section 3. Covenants of the Stockholders. Each of the Stockholders, severally and not jointly, agrees as follows:

(a) Such Stockholder shall not, except as contemplated by the terms of this Agreement, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit-sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares (including any options or warrants to purchase Company Common Stock) to any person other than Merger Sub or Merger Sub’s designee (any such action, a “Transfer”). For purposes of clarification, the term “Transfer” shall include, without limitation, any short sale (including any “short sale against the box”), pledge, transfer, and the establishment of any open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act. Notwithstanding the foregoing, (i) Transfers of Shares as bona fide gifts, (ii) distributions of Shares to partners, members, stockholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities of the undersigned, (iii) Transfers of Shares by will or intestacy, and (iv) Transfers of Shares to (A) the undersigned’s immediate family or (B) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family, shall not be prohibited by this Agreement; provided that in the case of any such transfer or distribution pursuant to clause (i), (ii), (iii) or (iv), each donee or distributee shall execute and deliver to Parent a valid and binding counterpart to this Agreement.

(b) Such Stockholder shall not, except as contemplated by the terms of this Agreement (i) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (ii) take any other action that would in any way restrict, limit or interfere with the performance of his/her obligations hereunder or the transactions contemplated hereby or make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect.

(c) Until the Merger is consummated or this Agreement is terminated, such Stockholder shall not, nor shall such Stockholder permit any investment banker, financial adviser, attorney, accountant or other representative or agent of such Stockholder to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action designed to, or which could reasonably be expected to facilitate an Acquisition Proposal with respect to the Company, or the making, submission or announcement of any such Acquisition Proposal with respect to the Company or (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal with respect to the Company or (iii) engage in any discussions with any person with respect to any Acquisition Proposal with respect to the Company, except to notify such person as to the existence of this Agreement. Such Stockholder and each of its affiliates shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent) conducted heretofore with respect to any of the foregoing. Such Stockholder shall promptly advise Parent orally and in writing of (a) any Acquisition Proposal with respect to the Company or any request for information with respect to any such Acquisition Proposal received by the Stockholder or any of its affiliates and the material terms and conditions of such

Acquisition Proposal or request (including the identity of the person making such Acquisition Proposal or request) and (b) any changes in any such Acquisition Proposal or request (and provide Parent with copies of any written Acquisition Proposals or amendments or supplements thereto). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an investment banker, financial advisor, attorney, accountant or other representative or agent of such Stockholder shall be deemed to be a violation of this Section 3(c) by such Stockholder. Notwithstanding the foregoing, and without limiting the effect of Section 8 of this Agreement, nothing in this Agreement shall prevent any director or officer of the Company from taking any actions, in his or her capacity as such, as are permitted by Section 5.5 of the Merger Agreement.

(d) At any meeting of Stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Stockholder shall vote (or cause to be voted), or shall consent, execute a consent or cause to be executed a consent in respect of, such Stockholder’s Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote (or cause to be voted) such Stockholder’s Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal with respect to the Company (collectively, “Alternative Transactions”) or (ii) any amendment of the Company’s certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, “Frustrating Transactions”).

(e) Such Stockholder agrees to permit Parent and Merger Sub to publish and disclose in the Proxy Statement and related filings under the securities laws such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable law.

Section 4. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Each Stockholder hereby irrevocably grants to, and appoints, Mory Ejabat, and any other individual who shall hereafter be designated by Parent, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Shares, or grant a consent or approval in respect of such Shares, at any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction.

(b) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder’s Shares are not irrevocable, and that any such proxies are hereby revoked.

(c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, subject to Section 7 herein. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the General Corporation Law of the State of Delaware. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 7 herein.

Section 5. Adjustments Upon Share Issuances, Changes in Capitalization. In the event of any change in Company Common Stock or in the number of outstanding shares of Company Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), the number of Shares shall be adjusted appropriately, and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other securities or rights of the Company issued to or acquired by each of the Stockholders.

Section 6. Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent or Merger Sub may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder’s Shares as contemplated by Section 3 herein.

Section 7. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the Effective Time and (b) the date upon which the Merger Agreement is terminated pursuant to Section 7.1 thereof. Notwithstanding the foregoing, Sections 7, 8 and 9 shall survive any termination of this Agreement.

Section 8. Action in Stockholder Capacity Only. No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by a Stockholder in his or her capacity as an officer or director of the Company to the extent permitted by the Merger Agreement.

Section 9. Miscellaneous.

(a) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Each Stockholder agrees that this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder’s Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Stockholder’s heirs, guardians, administrators or successors.

(b) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

(c) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto and in compliance with applicable law.

(d) Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, mailed by registered or certified mail (return receipt requested), delivered by Federal Express or other nationally recognized overnight courier service or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)     if to Parent, to

Zhone Technologies, Inc.

7001 Oakport Street

Oakland, California 94621

Attention: Mory Ejabat

Fax: (510) 777-7001

with a copy to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 300

San Diego, California 92130

Attention: Craig M. Garner, Esq.

Fax: (858) 523-5450

and

(ii)    if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto with a copy to:

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

Attention: K.C. Schaaf, Esq.

Fax: (949) 725-4100

(e) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision and (ii) reference to any Section means such Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

(f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

(g) Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.

(h) Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles. Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement or any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be brought in the United States District Court for the Northern District of California (or, if such court does not have jurisdiction or does not accept jurisdiction, in any state court of general jurisdiction located in Alameda County, California), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9(d). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR

RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(h).

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Parent and Merger Sub has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

ZHONE TECHNOLOGIES, INC.

/S/ KIRK MISAKA
Kirk Misaka
Chief Financial Officer

SELENE ACQUISITION CORP.

/S/ KIRK MISAKA
Kirk Misaka
Chief Financial Officer

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

IN WITNESS WHEREOF, each of Parent and Merger Sub has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

STOCKHOLDERS:

By:	/S/ PHILLIP W. ARNESON
Name:	Phillip W. Arneson
Title:	Chief Executive Officer

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, CA 92121

By:	/S/ JOE ARMSTRONG
Name:	Joe Armstrong
Title:	Chief Financial Officer

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, California 92121

By:	/S/ D. F. FISHER
Name:	D. F. Fisher
Title:	Director

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, California 92121

By:	/S/ ROBERT L. HIBBARD
Name:	Robert L. Hibbard
Title:	Director

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, California 92121

By:	/s/ LARRY MATTHEWS
Name:	Larry Matthews
Title:	Director

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, California 92121

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

By:	/s/ DON HERZOG
Name:	Don Herzog
Title:	Director

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, California 92121

By:	/s/ THOMAS SCHILLING
Name:	Thomas Schilling
Title:	Director

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, California 92121

By:	/s/ GARY M. PARSONS
Name:	Gary M. Parsons
Title:	Director

Address:	c/o Sorrento Networks Corporation
9990 Mesa Rim Road
San Diego, California 92121

VOTING AGREEMENT

COUNTERPART SIGNATURE PAGE

SCHEDULE A

OWNERSHIP OF SHARES

Name and Address of Stockholder	Number of Record and Beneficial Shares of Company Common Stock(1)	Number of Shares Underlying Stockholder Rights(2)

Phillip W. Arneson c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	250	514,550

Joe R. Armstrong c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	150	302,768

Donne F. Fisher c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	24,212	53,000

Robert L. Hibbard c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	50	80,500

Gary M. Parsons c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	0	53,084

Larry J. Matthews c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	0	51,750

Don Herzog c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	0	45,833

Tom Schilling c/o Sorrento Networks Corporation 9990 Mesa Rim Road San Diego, California 92121	0	45,833

(1)	Includes shares outstanding as of the date of this Agreement.
(2)	Includes shares issuable upon exercise or conversion of Stockholder Rights on or prior to the Outside Date.

ANNEX D

April 21, 2004

The Board of Directors

Zhone Technologies, Inc.

7001 Oakport Drive

Oakland, CA 94621

Gentlemen:

We understand that Sorrento Networks Corporation, a Delaware corporation (“Seller”), Zhone Technologies, Inc., a Delaware corporation (“Buyer”), and Selene Acquisition Corp., a Delaware corporation (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger in substantially the form presented to us as of the date hereof (the “Merger Agreement”), pursuant to which Seller will be merged with and into Merger Sub, and Seller will be the surviving entity and the wholly owned subsidiary of Buyer (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Buyer, we understand that Seller has a total of 16,743,320 shares of its $.001 par value Common Stock (“Seller Common Stock”) and that each outstanding share Seller Common Stock will be converted into and exchangeable at a rate (“Exchange Rate”) of 0.90 shares of the common stock, $.001 par value per share (“Buyer Common Stock”), of Buyer, subject to certain adjustments (the “Consideration”). As an additional part of the Consideration, Buyer will assume at Closing (i) 2,149,758 shares of Seller Common Stock issuable upon exercise of those certain Seller Common Stock options (defined as the “Company Options” in the Merger Agreement) outstanding as of the date hereof, (ii) 3,827,632 shares of Seller Common Stock issuable upon exercise of those certain Seller Common Stock warrants (defined as the “Company Warrants” in the Merger Agreement) outstanding as of the date hereof, and (iii) 2,274,479 shares of Seller Common Stock issuable upon conversion of that certain 7.5% senior convertible debentures due 2007 (defined as the “Company Debentures” in the Merger Agreement) outstanding as of the date hereof, each as provided in the Merger Agreement. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

You have asked for our opinion as investment bankers as to whether the Consideration to be paid by Buyer pursuant to the Merger is fair to Buyer from a financial point of view, as of the date hereof.

In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to January 31, 2004 and December 31, 2003, respectively, and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller and Buyer; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies in the optical networking industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the optical networking industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by them, including financial forecasts and related assumptions of Seller and Buyer; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Buyer’s counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

The Board of Directors

Zhone Technologies, Inc.

April 21, 2004

In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us by their respective management, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective management at the time of preparation as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. In that regard, we are aware that each of Buyer and Seller are announcing financial results on April 22, 2004 for financial periods ended March 31, 2004 and January 31, 2004, respectively. Any opinions expressed herein by us are based on the valuations of each of Buyer and Seller at the date hereof, and such opinions do not take into consideration or account any changes in such valuations that may occur following such announcements by each of Buyer and Seller. We have also assumed that there have been no material changes in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Buyer as to all legal and financial reporting matters with respect to Buyer, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Buyer of any of the conditions to its obligations thereunder.

We have acted as financial advisor to Buyer in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is payable upon our rendering of this opinion. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of Seller and Buyer and performed various investment banking services for Seller and Buyer. A venture fund that is affiliated with us owns equity securities in Buyer that represent less than 5% of the outstanding shares of Buyer’s Common Stock.

Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be paid by Buyer pursuant to the Merger is fair to Buyer from a financial point of view, as of the date hereof.

This opinion is directed to the Board of Directors of Buyer in its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the Buyer and does not address the relative merits of the Merger and any alternatives to the Merger, Buyer’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Buyer, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby

The Board of Directors

Zhone Technologies, Inc.

April 21, 2004

given to the inclusion of this opinion in a the Joint Proxy Statement/Prospectus to be filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Very truly yours,

THOMAS WEISEL PARTNERS LLC

ANNEX E

April 21, 2004

Board of Directors

Sorrento Networks Corporation

9990 Mesa Rim Road

San Diego, CA 92121

Ladies and Gentlemen:

We understand that Sorrento Networks Corporation (“Sorrento”), Zhone Technologies, Inc. (“Zhone”), and a wholly-owned subsidiary of Zhone (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Sorrento and Sorrento will become a wholly-owned subsidiary of Zhone (the “Merger”). The terms of the Merger will be set forth more fully in the Merger Agreement.

Pursuant to the Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of Common Stock, par value $0.001 per share, of Sorrento (“Sorrento Common Stock”) will be converted into the right to receive the number of shares of common stock, $0.001 par value per share, of Zhone (“Zhone Common Stock”) equal to the Exchange Ratio (as defined below). The Exchange Ratio shall equal 0.90 shares of Zhone Common Stock for each share of Sorrento Common Stock.

You have asked us to advise you as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Sorrento Common Stock.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated April 19, 2004; (ii) reviewed certain publicly available information concerning Zhone and Sorrento and certain other relevant financial and operating data of Zhone and Sorrento furnished to us by Zhone and Sorrento; (iii) reviewed the historical stock prices and trading volumes of Zhone Common Stock and Sorrento Common Stock; (iv) held discussions with members of management of Zhone and Sorrento concerning their current and future business prospects and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies; (v) reviewed certain research analyst projections with respect to Zhone and held discussions with members of the management of Zhone concerning those projections; (vi) reviewed certain financial forecasts with respect to Sorrento prepared by the management of Sorrento and held discussions with members of management of Zhone and Sorrento concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for Sorrento; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (ix) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Merger will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated April 19, 2004 without material alteration or waiver thereof. With respect to the financial forecasts for Sorrento provided to us by Sorrento management and the joint prospects of the combined companies, we have assumed, with your consent and based upon discussions with the managements of Zhone and Sorrento, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Sorrento and the combined companies, and we have relied, without independent verification, upon the estimates of such managements of the potential cost

E-1

savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Merger. With respect to the research analyst projections with respect to Zhone, we have assumed, with your consent and based upon discussions with management of Zhone, that such projections represent reasonable estimates as to the future financial performance of Zhone. We express no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Zhone or Sorrento. We have relied on advice of counsel and independent accountants to Sorrento as to all legal and financial reporting matters with respect to Sorrento, the Merger and the Merger Agreement. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Sorrento Common Stock and does not address Sorrento’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to Sorrento. Our opinion does not constitute a recommendation to any stockholder of Sorrento as to how such stockholder should vote on the proposed Merger.

We are not expressing any opinion as to what the value of Zhone Common Stock will be when issued pursuant to the Merger or the prices at which Zhone Common Stock or Sorrento Common Stock will actually trade at any time.

Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by Sorrento as financial advisor in connection with the Merger and to render this opinion and will receive a fee for our services, a substantial portion of which is contingent on the consummation of the Merger. In addition, Sorrento has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our reasonable out-of-pocket expenses. We may in the future provide investment banking and financial advisory services to Sorrento and Zhone, for which services we expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of Zhone and Sorrento for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of Sorrento and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Sorrento Common Stock from a financial point of view.

Very truly yours,

NEEDHAM & COMPANY, INC.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Delaware law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. The effect of this provision is to eliminate the personal liability of directors to the company or its stockholders for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

Delaware law also provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Delaware law further provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Additionally, under Delaware law, a corporation generally has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Zhone’s certificate of incorporation, as amended and restated, eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

Zhone’s certificate of incorporation, as amended and restated, requires Zhone to indemnify its directors and officers to the full extent permitted under the Delaware General Corporation Law. Zhone’s certificate of incorporation, as amended and restated, provides that Zhone will indemnify any person who was or is a party or is threatened to be made a party to any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Zhone, or is or was serving at the request of Zhone as a director or officer of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of the proceeding is alleged action in an official capacity as a director or officer or in any other capacity while so serving, to the full extent authorized by the Delaware General Corporation Law.

The above discussion of Delaware law and of Zhone’s certificate of incorporation, as amended and restated, is not intended to be exhaustive and is qualified in its entirety by such statutes and Zhone’s certificate of incorporation, as amended and restated.

Zhone has obtained insurance policies insuring its directors and officers and those of its subsidiaries against some liabilities they may incur in their capacity as directors and officers.

Item 21. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number		Description
2.1		Agreement and Plan of Merger, dated as of April 22, 2004, by and among Zhone Technologies, Inc., Selene Acquisition Corp. and Sorrento Networks Corporation (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement)
5.1		Legal opinion of Latham & Watkins LLP
8.1		Tax opinion of Stradling Yocca Carlson & Rauth
23.1		Consent of Latham & Watkins LLP (included in Exhibit 5.1 hereto)
23.2		Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 8.1 hereto)
23.3		Consent of KPMG LLP
23.4		Consent of BDO Seidman, LLP
24.1	*	Powers of Attorney
99.1		Form of Proxy Card for Zhone Technologies, Inc.
99.2		Form of Proxy Card for Sorrento Networks Corporation
99.3		Voting Agreement, dated as of April 22, 2004, by and among Sorrento Networks Corporation and certain stockholders of Zhone Technologies, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this registration statement)
99.4		Voting Agreement, dated as of April 22, 2004, by and among Zhone Technologies, Inc., Selene Acquisition Corp. and certain stockholders of Sorrento Networks Corporation (included as Annex C to the joint proxy statement/prospectus forming a part of this registration statement)
99.5		Opinion of Thomas Weisel Partners LLC, financial advisor to Zhone Technologies, Inc. (included as Annex D to the joint proxy statement/prospectus forming a part of this registration statement)
99.6		Opinion of Needham & Company, Inc., financial advisor to Sorrento Networks Corporation (included as Annex E to the joint proxy statement/prospectus forming a part of this registration statement)
99.7	*	Consent of Thomas Weisel Partners LLC, financial advisor to Zhone Technologies, Inc.
99.8	*	Consent of Needham & Company, Inc., financial advisor to Sorrento Networks Corporation

*	Previously filed.

(b) Not applicable.

(c) Not applicable.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed under-writers, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on May 21, 2004.

ZHONE TECHNOLOGIES, INC.

By:	/s/ MORTEZA EJABAT
Morteza Ejabat Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ MORTEZA EJABAT Morteza Ejabat	Chairman of the Board of Directors and Chief Executive Officer	May 21, 2004

/s/ KIRK MISAKA* Kirk Misaka	Chief Financial Officer, Vice President, Finance and Treasurer (Principal Financial and Accounting Officer)	May 21, 2004

/s/ ADAM CLAMMER* Adam Clammer	Director	May 21, 2004

/s/ MICHAEL M. CONNORS* Michael M. Connors	Director	May 21, 2004

/s/ JAMES COULTER* James Coulter	Director	May 21, 2004

/s/ ROBERT DAHL* Robert Dahl	Director	May 21, 2004

/s/ JAMES H. GREENE, JR.* James H. Greene, Jr.	Director	May 21, 2004

/s/ C. RICHARD KRAMLICH* C. Richard Kramlich	Director	May 21, 2004

/s/ BARTON SHIGEMURA* Barton Shigemura	Director	May 21, 2004

/s/ JAMES TIMMINS* James Timmins	Director	May 21, 2004

*By:	/s/ MORTEZA EJABAT Morteza Ejabat Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description

2.1		Agreement and Plan of Merger, dated as of April 22, 2004, by and among Zhone Technologies, Inc., Selene Acquisition Corp. and Sorrento Networks Corporation (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement)

5.1		Legal opinion of Latham & Watkins LLP

8.1		Tax opinion of Stradling Yocca Carlson & Rauth

23.1		Consent of Latham & Watkins LLP (included in Exhibit 5.1 hereto)

23.2		Consent of Stradling Yocca Carlson & Rauth (included in Exhibit 8.1 hereto)

23.3		Consent of KPMG LLP

23.4		Consent of BDO Seidman, LLP

24.1	*	Powers of Attorney

99.1		Form of Proxy Card for Zhone Technologies, Inc.

99.2		Form of Proxy Card for Sorrento Networks Corporation

99.3		Voting Agreement, dated as of April 22, 2004, by and among Sorrento Networks Corporation and certain stockholders of Zhone Technologies, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this registration statement)

99.4		Voting Agreement, dated as of April 22, 2004, by and among Zhone Technologies, Inc., Selene Acquisition Corp. and certain stockholders of Sorrento Networks Corporation (included as Annex C to the joint proxy statement/prospectus forming a part of this registration statement)

99.5		Opinion of Thomas Weisel Partners LLC, financial advisor to Zhone Technologies, Inc. (included as Annex D to the joint proxy statement/prospectus forming a part of this registration statement)

99.6		Opinion of Needham & Company, Inc., financial advisor to Sorrento Networks Corporation (included as Annex E to the joint proxy statement/prospectus forming a part of this registration statement)

99.7	*	Consent of Thomas Weisel Partners LLC, financial advisor to Zhone Technologies, Inc.

99.8	*	Consent of Needham & Company, Inc., financial advisor to Sorrento Networks Corporation

*	Previously filed.